Form 20-F
period 2007-10-31
Avago Technologies Finance Pte. Ltd.
filed 2007-12-13
CIK 1376403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended October 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ____________
Commission File Number: 333-137664
Avago Technologies Finance Pte. Ltd.
(Exact name of registrant issuer as specified in its charter)
(Not Applicable)
(Translation of the registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
1 Yishun Avenue 7
Singapore 768923
Tel: (65) 6755-7888
(Address of registrants’ principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
210,460,262 ordinary shares as of October 31, 2007
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligation under those Sections.
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐           Accelerated filer ☐           Non-accelerated filer ☑
Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☑
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
The aggregate market value of the registrant’s voting stock held by nonaffiliates is zero. The registrant is a privately held company.

i

BASIS OF PRESENTATION
     In this annual report on Form 20-F (“Form 20-F”), all references to the “Company,” “Avago Finance,” “we,” “our,” “us” or “Successor,” are to Avago Technologies Finance Pte. Ltd. and its subsidiaries on a consolidated basis, and references to “$” are to United States Dollars. We are the successor to the Semiconductor Products Group business segment (“SPG” or “Predecessor”) of Agilent Technologies, Inc. (“Agilent”). On December 1, 2005, we acquired substantially all of the assets of SPG from Agilent for approximately $2.7 billion (the “SPG Acquisition”) — see Note 3. “Acquisitions” to Consolidated Financial Statements.
     The accompanying consolidated balance sheets, statements of operations, cash flows and shareholder’s equity are presented as Company and Predecessor, and relate to the period preceding the SPG Acquisition and the period succeeding the SPG Acquisition, respectively. These financial statements are presented in accordance with accounting principles generally accepted in the United States of America.
FORWARD-LOOKING STATEMENTS
     This Form 20-F contains “forward-looking statements” within the meaning of the federal securities laws, which involve risks and uncertainties. You can identify forward-looking statements because they contain words such as “believe,” “expect,” “may,” “will,” “should,” “seek,” “approximately,” “intend,” “plan,” “estimate,” or “anticipate” or similar expressions that concern our strategy, plans or intentions. All statements we make relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. All of these forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those we expected. We derive most of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations are disclosed under “Item 3. Key Information — Risk Factors” and elsewhere in this Form 20-F, including, without limitation, in conjunction with the forward-looking statements included in this annual report. Some of the factors that we believe could affect our results include:
•	our substantial indebtedness;

•	certain covenants in our debt agreements;

•	general economic and market conditions;

•	the overall condition of the semiconductor industry;

•	our separation from Agilent;

•	our transformation from a business segment of Agilent to a stand-alone company;

•	changes in tax laws;

•	the integration of acquired businesses, the performance of acquired businesses and the prospects for future acquisitions;

•	the effect of war, terrorism, natural disasters or other catastrophic events;

•	the effect of disruptions to our systems and infrastructure, including our IT infrastructure and enterprise resource planning system;

•	the timing and scope of technological advances;

•	the ability to retain and attract customers and key personnel;

•	risks relating to transacting business internationally; and

•	the other factors set forth under “Risk Factors.”

ii

     We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this Form 20-F may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

iii

PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not applicable.
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
Selected Financial Data
Set forth below is summary financial data of our business as, of and for the periods presented. You should read this data together with the information included under the headings “Item 3. Key Information — Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements and the related Notes thereto included in “Item 18. Financial Information” in this Form 20-F. The historical financial data may not be indicative of our future performance and does not reflect what our financial position and results of operations would have been if we had operated as a stand-alone entity during all of the periods presented.

	Company		Predecessor (1)
	Year Ended	Year Ended	One Month Ended	Year Ended	Year Ended	Year Ended
	October 31,	October 31,	November 30,	October 31,	October 31,	October 31,
	2007 (2)	2006 (2)	2005	2005	2004	2003
	(In millions)			(In millions)
Statement of Operations Data:
Net revenue (3)	$1,527	$1,399	$114	$1,410	$1,714	$1,248

Costs and expenses:
Cost of products sold:
Cost of products sold	936	926	87	935	1,202	956
Amortization of intangible assets	60	55	—	—	—	—
Asset impairment charges	140	—	—	2	—	—
Restructuring charges	29	2	—	2	—	—

Total cost of products sold	1,165	983	87	939	1,202	956
Research and development	205	187	22	203	205	230
Selling, general and administrative	193	243	27	245	249	255
Amortization of intangible assets	28	56	—	—	—	—
Asset impairment charges	18	—	—	1	—	—
Restructuring charges	22	3	1	15	—	—
Litigation settlement	—	21	—	—	—	—
Acquired in-process research and development	1	—	—	—	—	—

Total costs and expenses	1,632	1,493	137	1,403	1,656	1,441

Income (loss) from operations (3)	(105)	(94)	(23)	7	58	(193)
Interest expense (4)	(109)	(143)	—	—	—	—
Loss on extinguishment of debt	(12)	—	—	—	—	—
Other income, net	14	12	—	7	4	1

Income (loss) from continuing operations before taxes	(212)	(225)	(23)	14	62	(192)
Provision for income taxes	8	3	2	5	19	9

Income (loss) from continuing operations	(220)	(228)	(25)	9	43	(201)
Income from and gain on discontinued operations, net of income taxes	61	1	1	22	30	24

Net income (loss)	$(159)	$(227)	$(24)	$31	$73	$(177)

Balance Sheet Data (at end of period):
Total assets	$1,951	2,217		840	921	861
Long-term debt and capital lease obligations	907	1,004		—	—	—
Total invested equity/shareholder’s equity	684	831		529	650	609
Other Financial Data:
Ratio of earnings to fixed charges (5)	—	—	—	10.2	11.1	—

(1)	Predecessor refers to the Semiconductor Products Group business segment of Agilent Technologies, Inc.

(2)	We completed the SPG Acquisition on December 1, 2005. The SPG Acquisition was accounted for as a purchase business combination under United States generally accepted accounting principles (“U.S. GAAP”) and thus the financial results for all periods from and after December 1, 2005 are not necessarily comparable to the prior results of Predecessor. We did not have any operating activity prior to December 1, 2005. Accordingly, our results for the year ended October 31, 2006 represent only the eleven months of our operations since completion of the SPG Acquisition.

(3)	The divestiture of the Camera Module Business by Predecessor on February 3, 2005 did not meet the criteria for discontinued operations treatment under U.S. GAAP and, as such, its historical results remain included in the results from continuing operations as presented in this Form 20-F. The following table presents the operating results of the Camera Module Business:

	Company		Predecessor
	Year Ended	Year Ended	One Month Ended	Year Ended	Year Ended	Year Ended
	October 31,	October 31,	November 30,	October 31,	October 31,	October 31,
	2007	2006	2005	2005	2004	2003
	(In millions)			(In millions)
Statement of Operations Data:
Net revenue	$—	$—	$—	$69	$296	$58
Income (loss) from operations	—	—	—	(7)	(63)	(37)

(4)	Interest expense for the year ended October 31, 2006 includes an aggregate of $30 million of amortization of debt issuance costs and commitment fees for expired facilities, including $19 million of unamortized debt issuance costs that were written off in conjunction with the repayment of the term loan facility during this period. As of October 31, 2006, we had permanently repaid all outstanding amounts under the term loan facility of our senior credit agreement.

(5)	For purposes of computing this ratio of earnings to fixed charges, “fixed charges” consist of interest expense on all indebtedness plus amortization of debt issuance costs and an estimate of interest expense within rental expense. “Earnings” consist of pre-tax income (loss) from continuing operations plus fixed charges and unamortized capitalized debt issuance costs. For the year ended October 31, 2007, earnings were insufficient to cover fixed charges by $125 million.
Risk Factors
     The following is a summary description of some of the many risks we face in our business. You should carefully consider the following risk factors and all other information contained in this Form 20-F before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, may also impair our business operations. If any of the following risks occur, our business, financial condition and results of operations could be materially and adversely affected.
Risks Relating to Our Indebtedness
Our substantial indebtedness could adversely affect our financial health and our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate indebtedness and prevent us from fulfilling our obligations under the notes or other indebtedness.
     The following table presents our long-term indebtedness as of October 31, 2007:

As of October 31, 2007
(In millions)

Revolving credit facility	$—
Senior notes:
10 1/8% senior notes due 2013	403
Senior floating rate notes due 2013	250
11 7/8% senior subordinated notes due 2015	250
Long-term obligation for capital leases	4

Total long-term indebtedness	$907

     Subject to restrictions in the indentures governing our senior notes, generally referred to in this Form 20-F as the notes and our senior credit agreement, we may incur additional indebtedness. Our substantial indebtedness could have important consequences including:
•	making it more difficult for us to satisfy our obligations with respect to the notes, including our repurchase obligations;

•	increasing our vulnerability to adverse general economic and industry conditions;

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts, execution of our business strategy and other general corporate purposes;

•	limiting our flexibility in planning for, or reacting to, changes in the economy and the semiconductor industry;

•	placing us at a competitive disadvantage compared to our competitors with less indebtedness;

•	exposing us to interest rate risk to the extent of our variable rate indebtedness;

•	limiting our ability to, or increasing the costs to, refinance indebtedness; and

•	making it more difficult to borrow additional funds in the future to fund working capital, capital expenditures and other purposes.

The indentures governing the notes and our senior credit agreement impose significant restrictions on our business.
     The indentures governing the notes and the senior credit agreement contain a number of covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. The restrictions placed on us and our restricted subsidiaries include limitations on our ability and the ability of our restricted subsidiaries to:
•	incur additional indebtedness and issue disqualified stock or preferred shares;

•	pay dividends or make other distributions on, redeem or repurchase our capital stock or make other restricted payments;

•	make investments, acquisitions, loans or advances;

•	incur or create liens;

•	transfer or sell certain assets;

•	engage in sale and lease back transactions;

•	declare dividends or make other payments to us;

•	guarantee indebtedness;

•	engage in transactions with affiliates; and

•	consolidate, merge or transfer all or substantially all of our assets.
     In addition, over a specified limit, our senior credit agreement requires us to meet a financial ratio test and restricts our ability to make capital expenditures or prepay certain other indebtedness. Our ability to meet the financial ratio test may be affected by events beyond our control, and we do not know whether we will be able to maintain this ratio.
     The foregoing restrictions could limit our ability to plan for, or react to, changes in market conditions or our capital needs. We do not know whether we will be granted waivers under, or amendments to, our senior credit agreement or the indentures if for any reason we are unable to meet these requirements, or whether we will be able to refinance our indebtedness on terms acceptable to us, or at all.
     The breach of any of these covenants or restrictions could result in a default under the indentures governing the notes or our senior credit facilities. An event of default under our debt agreements would permit some or all of our lenders to declare all amounts borrowed from them to be due and payable. If we are unable to repay these amounts, lenders having secured obligations, including the lenders under our senior credit facilities, could proceed against the collateral securing that debt. In addition, if any of our other debt is accelerated, we may be restricted from making interest payments on the notes or repaying the principal amount of the notes. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
Despite current indebtedness levels, we and our subsidiaries may still be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness.
     The terms of the indentures governing the notes allow us and our subsidiaries to incur additional indebtedness in the future. Any secured indebtedness permitted under the senior credit agreement and the indentures would be effectively senior to the notes and the subsidiary guarantees. Our revolving credit facility permits additional borrowings of up to $375 million, including outstanding letters of credit. If new debt is added to our and our subsidiaries’ existing debt levels, the related risks described above would increase. In addition, the indentures governing the notes allow us to incur obligations that do not constitute indebtedness.
We will require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control.
     Our cash interest expense for the year ended October 31, 2007 was $105 million. Our ability to make payments on and to refinance our indebtedness and to fund capital expenditures and research and development efforts will depend on our ability to generate cash in the future. To a certain extent, our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. As a result of these and other factors, our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us under our revolving credit facility or otherwise to enable us to pay our indebtedness or to fund other liquidity needs. If we cannot generate sufficient cash to pay our indebtedness, we may need to refinance all or a portion of our indebtedness on or before maturity. We do not know whether we will be able to refinance any of our indebtedness on commercially reasonable terms, or at all.
     Without sufficient cash, we could be forced to reduce or delay investments and capital expenditures or to sell assets under unfavorable circumstances to make up for any shortfall in our payment obligations, which could have a material adverse effect on our business, financial condition and results of operations. Restrictive covenants in our senior credit agreement and the indentures governing the notes limit our ability to sell assets and restrict the use of proceeds from any such sale. Furthermore, our senior credit facilities are secured by substantially all of our assets. We may not be able to sell our assets quickly enough or for sufficient amounts to enable us to meet our debt service obligations.
Risks Relating to Our Separation from Agilent
Our historical financial information may not be indicative of our actual historical financial results or future financial performance.
     Historically, we conducted our operations as part of Agilent and not as a separate entity. Accordingly, our Predecessor’s financial information included in this Form 20-F does not necessarily reflect the historical financial condition, results of operations and cash flows we would have experienced had we operated during all periods presented as a separate, stand-alone entity and may not be indicative of our future financial performance.
We have a limited history operating as an independent entity without Agilent. We do not know if the infrastructure we have put into place will meet all of our current and future business requirements. We have recently reorganized our Company’s organization structure.
     We have only recently completed our transition of certain key services from Agilent. At the closing of the SPG Acquisition, we assumed responsibility for certain key services previously provided by Agilent, including audit, human resources, legal, payroll accounting, procurement, tax accounting and treasury. Pursuant to the Master Separation Agreement with Agilent (“MSA”), Agilent provided us with other key services on an interim basis, including, among others, accounting and IT services (including enterprise resource planning systems). Agilent’s obligations under the MSA terminated on August 31, 2006. We currently provide these services internally and, in some cases, through outsourcing arrangements with third parties. Any failure of these services to be adequate for our current and future needs could result in a material adverse effect on our business, financial condition and results of operations.
     We have recently reorganized the Company and created a centralized infrastructure support system. We do not know whether this reorganization will ultimately be successful. If our effort to establish a new infrastructure support system is unsuccessful, our business, financial condition and results of operations may suffer.
We may not be successful in establishing a brand identity.
     From 1999 to 2005, we conducted our business under Agilent’s brand name, and prior to that, under Hewlett-Packard’s. We believe our customers, suppliers and potential employees recognized the value of those brand names. As part of our separation from Agilent, we renamed our company “Avago” and are now investing time, effort and resources to establish our new brand identity in the marketplace. We do not know whether this effort will ultimately be successful. If our effort to establish a brand identity for “Avago” is unsuccessful, our business, financial condition and results of operations may suffer.
As an independent company, we may experience increased costs resulting from a decrease in the purchasing power we had while we operated as part of Agilent.
     Prior to our separation from Agilent, we were able to take advantage of Agilent’s size and purchasing power in procuring goods, technology and services, including audit services, employee benefit support and insurance. As a stand-alone entity, we are significantly smaller than Agilent and likely will not have access to financial and other resources comparable to those available to us prior to the separation. As an independent company, we may be unable to obtain goods, technology and services at prices and on terms as favorable as those available to us prior to the separation, which could increase our costs and reduce our profitability.
Risks Related to Our Business
We operate in the highly cyclical semiconductor industry, which is subject to significant downturns.
     The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving technical standards, short product life cycles (for semiconductors and for the end-user products in which they are used) and wide fluctuations in product supply and demand. From time to time, these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry in general and in our business in particular. Periods of industry downturns have been characterized by diminished demand for end-user products, high inventory levels, underutilization of manufacturing capacity, changes in revenue mix and accelerated erosion of average selling prices. In recent periods, these factors have been exacerbated by the threat or actual occurrence of armed international conflict or terrorist attacks. In the event of a downturn, we may not be able to grow our revenues or reduce our costs quickly enough to maintain our operating profitability. Any future downturns could have a material adverse effect on our business, financial condition and results of operations.
If we do not adapt to technological changes in the semiconductor industry, we could lose customers or market share.
     The semiconductor industry is subject to rapid and significant changes in technology, frequent new product introductions and evolving technical standards. Technological developments may reduce the competitiveness of our products and require unbudgeted upgrades that could be expensive and time consuming to implement. Our products could become obsolete sooner than we expect because of faster than anticipated, or unanticipated, changes in one or more of the technologies related to our products.

Furthermore, we continually evaluate expenditures for research and development and must choose among alternative technologies based on our expectations of future market growth and other factors. We may be unable to develop and introduce new or enhanced products that satisfy customer requirements and achieve market acceptance in a timely manner or at all, and we may be unable to anticipate new industry standards and technological changes. We also may not be able to respond successfully to new product announcements and introductions by competitors. If we fail to adapt successfully to technological changes or fail to obtain access to important new technologies, we may be unable to retain customers, attract new customers or sell new products to our existing customers.
We are subject to varying levels of taxation in different jurisdictions. Changes to the corporate tax rate or the laws of any of these jurisdictions or our operating structure or practices could significantly increase or decrease the amount of corporate taxes we have to pay.
     We have structured our operations to maximize income in countries where tax incentives have been extended to encourage investment or where income tax rates are low. In exchange for agreeing to certain increases in headcount, capital expenditures and other business undertakings, we expect our Singapore operation will benefit from multi-year tax concession agreements with Singapore government. However, we must meet certain operating conditions to retain these tax benefits. Our interpretations and conclusions regarding the tax concessions are not binding on any taxing authority, and if our assumptions about tax and other laws are incorrect or if these tax concessions are substantially modified or rescinded we could suffer material adverse tax and other financial consequences, which would significantly increase our expenses and reduce our profitability. Similarly, if we cannot or elect not to comply with the operating conditions included in our tax concession arrangements, we will lose the related tax benefits and, depending on the jurisdiction, could be required to refund tax benefits previously realized by us.
     In addition, taxable income in any jurisdiction is dependent upon acceptance of our intercompany transfer pricing by local tax authorities as being on an arm’s length basis. Due to inconsistencies in application of the arm’s length standard, as well as lack of adequate treaty-based protection, transfer pricing challenges by tax authorities could substantially increase our tax expense.
The transformation from a business segment of Agilent to a stand-alone company and the implementation of our new business strategy entail significant near- to mid-term risks, which may make it more difficult for us to retain and attract qualified personnel. Our business would be adversely affected if existing key personnel leave or if we are unable to recruit and motivate new personnel.
     We are continuing to evolve from a business segment of Agilent to a fully independent, stand-alone company with its own culture, identity, management structure, operational goals and business strategy. In addition to the restructuring begun in the first quarter of 2007, as we seek to maximize our opportunities and increase our profitability, we expect to continue to evaluate opportunities to increase our outsourcing activities, particularly in the area of semiconductor assembly and test, to more tightly focus our research and development activities, and to evaluate additional purchases or sales of assets, businesses or investments. All of these activities involve significant change and pose significant risks as new processes must be created and personnel must adapt to a dynamic, and different, environment.
     Our future success depends on our ability to retain, attract and motivate qualified personnel, including executive officers and other key management and technical personnel. We do not know whether we will be able to retain all of our key personnel as we continue our evolution and pursue our business strategy. The loss of the services of one or more of our key employees, officers or design and technical personnel, or our inability to retain, attract and motivate qualified personnel in this new environment, could have a material adverse effect on our business.
     As the source of our technological and product innovations, our key technical personnel represent a significant asset. We and our Predecessor have historically encountered difficulties in hiring and retaining qualified engineers because there is a limited pool of engineers with expertise in analog, mixed-signal and optoelectronic semiconductor design. Competition for such personnel is intense in the semiconductor industry. Further, in the past, we believe our Predecessor benefited from Agilent’s name and reputation as an employer. To the extent we do not achieve similar recognition, our ability to attract and retain key technical personnel could be harmed.

Dependence on contract manufacturing and outsourcing other portions of our supply chain may adversely affect our ability to bring products to market and damage our reputation.
     Our manufacturing operations are primarily outsourced. As part of our efforts to further streamline operations and cut costs, we plan to continue to evaluate additional outsourcing opportunities. As a result, our products are manufactured in fewer owned facilities and we are increasingly relying on third-party foundry wafer fabrication and assembly and test capacity, including sole sourcing for many components or products. The ability and willingness of our contract manufacturers to perform is largely outside of our control. If one or more of our contract manufacturers or other outsourcers fails to perform its obligations in a timely manner or at satisfactory quality levels, our ability to bring products to market and our reputation could suffer. For example, in the event that manufacturing capacity is reduced or eliminated at one or more facilities, manufacturing could be disrupted, we could have difficulties fulfilling our customer orders and our net revenue could decline. In addition, if these third parties on whom we are becoming increasingly reliant fail to deliver quality products and components on time and at reasonable prices, we could have difficulties fulfilling our customer orders and our net revenue could decline. In such events, our business, financial condition and results of operations would be adversely affected.
     To the extent we rely on third-party manufacturing relationships, we face the following risks:
•	inability of our manufacturers to develop manufacturing methods appropriate for our products and their unwillingness to devote adequate capacity to produce our products;

•	manufacturing costs that are higher than anticipated;

•	decline in product reliability;

•	inability to maintain continuing relationships with our suppliers; and

•	reduced control over delivery schedules and products costs.
     Much of our outsourcing takes place in developing countries, and as a result may additionally be subject to geopolitical uncertainty. See “—Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business and other factors related to our international operations.”
Unless we and our suppliers continuously improve manufacturing efficiency and quality, our financial performance could be adversely affected.
     Manufacturing semiconductors involves highly complex processes that require advanced equipment. We and our suppliers, as well as our competitors, continuously modify these processes in an effort to improve yields and product performance. Defects or other difficulties in the manufacturing process can reduce yields and increase costs. Our manufacturing efficiency will be an important factor in our future financial performance, and we may be unable to maintain or increase our manufacturing efficiency to the same extent as our competitors. For products that we outsource manufacturing, our product yields and performance will be subject to the manufacturing efficiencies of our third-party suppliers.
     From time to time, we and our suppliers have experienced difficulty in beginning production at new facilities, transferring production to other facilities, achieving and maintaining a high level of process quality and effecting transitions to new manufacturing processes, all of which have caused us to suffer delays in product deliveries or reduced yields. We and our suppliers may experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, transferring production to other facilities, upgrading or expanding existing facilities or changing our process technologies, any of which could result in a loss of future revenues. Our results of operations could be adversely affected by any increase in costs related to increases in production capacity if revenues do not increase proportionately.
We rely on third parties to provide services necessary for the operation of our business. Any failure of one or more of our vendors to provide these services could have a material adverse effect on our business.
     We rely on third party vendors to provide critical services, including, among other things, certain services related to accounting, billing, human resources, IT, network development and network monitoring. We depend on these vendors to ensure that our corporate infrastructure will consistently meet our business requirements. The ability of these third party vendors to successfully provide reliable, high quality services is subject to technical and operational uncertainties that are beyond our control. While we may be entitled to damages if our vendors fail to perform under their agreements with us, our agreements with these vendors limit the amount of damages we may receive. In addition, we do not know whether we will be able to collect on any award of damages or that any such damages would be sufficient to cover the actual costs we would incur as a result of any vendor’s failure to perform under its agreement with us. Any failure of our corporate infrastructure could have a material adverse effect on our business, financial condition and results of operations. Upon expiration or termination of any of our agreements with third party vendors, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us.
The inability of our senior management team to effectively manage our business as a stand-alone entity would hinder the implementation of our strategy.
     Our future operating results will depend substantially upon the performance of our key personnel. The inability of our senior management team to effectively manage our business as a stand-alone entity would hinder the implementation of our strategy and could have a material adverse effect on our business, financial condition and results of operations.
Winning business is subject to lengthy competitive selection processes that require us to incur significant expense. Even if we begin a product design, a customer may decide to cancel or change its product plans, which could cause us to generate no revenues from a product and adversely affect our results of operations.
     We are focused on winning competitive bid selection processes, known as “design wins,” to develop semiconductors for use in our customers’ products. These selection processes are typically lengthy and can require us to incur significant design and development expenditures. We may not win the competitive selection process and may never generate any revenue despite incurring significant design and development expenditures. Failure to obtain a design win sometimes prevents us from offering an entire generation of a product. This can result in lost revenues and could weaken our position in future competitive selection processes.
     After winning a product design, we may experience delays in generating revenue from our products as a result of the lengthy development cycle typically required. In addition, a delay or cancellation of a customer’s plans could materially and adversely affect our financial results, as we may have incurred significant expense and generated no revenue. Finally, our customers’ failure to successfully market and sell their products could reduce demand for our products and materially adversely affect our business, financial condition and results of operations.
Competition in our industry could prevent us from growing our revenue and from raising prices to offset increases in costs.
     The semiconductor industry is highly competitive. We compete in different product categories to various degrees on the basis of price, quality, technical performance, product features, product system compatibility, system-level design capability, customized design, strategic relationships with customers, new product innovation, product availability, delivery timing and reliability, and customer sales and technical support. Current and prospective customers for our products evaluate our capabilities against the merits of our direct competitors. Some of our competitors are well established as independent companies and have substantially greater market share and manufacturing, financial, research and development and marketing resources to pursue development, engineering, manufacturing, marketing and distribution of their products. In addition, many of our competitors have longer independent operating histories, greater presence in key markets, more comprehensive patent protection and greater name recognition. We also compete with smaller and emerging companies that sell their products in specialized markets, and with the internal capabilities of many of our significant customers. We expect to experience continuing competitive pressures in our markets from existing competitors and new entrants. In addition, companies not currently in direct competition with us may introduce competing products in the future. Because our products are often building block semiconductors that in some cases can be integrated into more complex integrated circuits, or ICs, we also face competition from manufacturers of ICs, as well as customers that develop their own IC products. The semiconductor industry has also been undergoing significant restructuring and consolidations that could adversely affect our competitiveness.
     Gross margins in the semiconductor industry vary by degree of engineering difficulty and performance, level of competition, the existence of product alternatives and geographic region, where local demand for the products in which semiconductors are used, such as personal computers, industrial and telecommunications equipment, consumer electronics and automotive parts, may vary. Our ability to compete successfully depends on elements both within and outside of our control, including industry and general economic trends. During past periods of downturns in our industry, competition in the markets in which we operate intensified as manufacturers of semiconductors reduced prices in order to combat production overcapacity and high inventory levels. Many of our competitors have substantially greater financial and other resources with which to withstand similar adverse economic or market conditions in the future.
Our operating results are subject to substantial quarterly and annual fluctuations.
     Our revenues and operating results have fluctuated in the past and are likely to fluctuate in the future. These fluctuations are due to a number of factors, many of which are beyond our control. These factors include, among others:
•	changes in end-user demand for the products manufactured and sold by our customers;

•	the timing of receipt, reduction or cancellation of significant orders by customers;

•	fluctuations in the levels of component inventories held by our customers;

•	the gain or loss of significant customers;

•	market acceptance of our products and our customers’ products;

•	our ability to develop, introduce and market new products and technologies on a timely basis;

•	the timing and extent of product development costs;

•	new product and technology introductions by competitors;

•	fluctuations in manufacturing yields;

•	significant warranty claims, including those not covered by our suppliers;

•	availability and cost of raw materials from our suppliers;

•	changes in our product mix or customer mix;

•	intellectual property disputes;

•	loss of key personnel or the shortage of available skilled workers; and

•	the effects of competitive pricing pressures, including decreases in average selling prices of our products.
     The foregoing factors are difficult to forecast, and these, as well as other factors, could materially adversely affect our quarterly or annual operating results. In addition, a significant amount of our operating expenses is relatively fixed in nature due to our significant sales, research and development and manufacturing overhead costs. Any failure to adjust spending quickly enough to compensate for a revenue shortfall could magnify the adverse impact of such revenue shortfall on our results of operations.
We may be unable to make the substantial research and development investments required to remain competitive in our business.
     The semiconductor industry requires substantial investment in research and development in order to develop and bring to market new and enhanced technologies and products. Many of our products, such as our optical mouse products, originated with our research and development efforts and have provided us with a significant competitive advantage. Although we are committed to investing in new product development in order to stay competitive in our markets and plan to invest in process development and maintain research and development fabrication capabilities in order to develop manufacturing processes for devices that are invented internally, we do not know whether we will have sufficient resources to maintain the level of investment in research and development required to remain competitive.
Failure to adjust our supply chain volume due to changing market conditions or failure to estimate our customers’ demand could adversely affect our results of operations.
     Our results of operations could be harmed if we are unable to adjust our supply chain volume to address market fluctuations, including those caused by the seasonal or cyclical nature of the markets in which we operate. The sale of our products is dependent, to a large degree, on customers whose industries are subject to seasonal or cyclical trends in the demand for their products. For example, the consumer electronics market is particularly volatile and is subject to seasonality related to the holiday selling season, making demand difficult to anticipate. During a market upturn, we may not be able to purchase sufficient supplies or components, or secure sufficient contract manufacturing capacity, to meet increasing product demand, which could harm our reputation, prevent us from taking advantage of opportunities and reduce revenue growth. In addition, some parts are not readily available from alternate suppliers due to their unique design or the length of time necessary for design work. If one of our suppliers ceases to manufacture such a component, we may be forced to re-engineer a product. In addition to discontinuing parts, suppliers may also extend lead times, limit supplies or increase prices due to capacity constraints or other factors. In order to secure components for the production of products, we may continue to enter into non-cancelable purchase commitments with vendors or make advance payments to suppliers, which could reduce our ability to adjust our inventory to declining market demands. Prior commitments of this type have resulted in an excess of parts when demand for our products has decreased. If demand for our products is less than we expect, we may experience additional excess and obsolete inventories and be forced to incur additional charges.

     We make significant decisions, including determining the levels of business that we will seek and accept, production schedules, levels of reliance on contract manufacturing and outsourcing, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of commitments by many of our customers and the possibility of rapid changes in demand for their products reduces our ability to accurately estimate future customer requirements. On occasion, customers may require rapid increases in production, which can challenge our resources and reduce margins. We may not have sufficient capacity at any given time to meet our customers’ demands. Conversely, downturns in the semiconductor industry have in the past caused, and may in the future cause, our customers to significantly reduce the amount of products ordered from us. Because certain of our sales, research and development and manufacturing overhead expenses are relatively fixed, a reduction in customer demand may decrease our gross margins and operating income.
Our operating results and financial condition could be harmed if the markets into which we sell our products decline.
     Visibility into our markets is limited. Any decline in our customers’ markets would likely result in a reduction in demand for our products and make it more difficult to collect on outstanding amounts due us. For example, if the Asian market does not grow as anticipated or if the semiconductor market declines, our results of operations would likely suffer. In such an environment, pricing pressures could intensify and, if we were unable to respond quickly, could significantly reduce our gross margins. To the extent we cannot offset recessionary periods or periods of reduced growth that may occur in these markets through increased market share or otherwise, our net revenue may decline and our business, financial condition and results of operations may suffer. Pricing pressures and competition are especially intense in semiconductor-related industries, which could prevent achievement of our long-term financial goals and could require us to implement additional cost-cutting measures.
     Furthermore, projected industry growth rates may not be as forecasted, which could result in spending on process and product development well ahead of market requirements, which could have a material adverse effect on our business, financial condition and results of operations.
We may be subject to claims of infringement of third-party intellectual property rights or demands that we license third-party technology, which could result in significant expense and loss of our intellectual property rights.
     The semiconductor industry is characterized by the vigorous pursuit, protection and enforcement of intellectual property rights. From time to time, third parties assert against us their patent, copyright, trademark, trade secret and other intellectual property rights to technologies that are important to our business. Claims that our products or processes infringe or misappropriate these rights, regardless of their merit or resolution, are frequently costly and divert the efforts and attention of our management and technical personnel. We do not know whether we will prevail in such proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. In addition, many of our contracts with our customers require us to indemnify our customers against claims alleging infringement of the proprietary rights of other parties. If any pending or future proceedings result in an adverse outcome, we could be required to:
•	cease the manufacture, use or sale of the infringing products, processes or technology;

•	pay substantial damages for past, present and future use of the infringing technology;

•	expend significant resources to develop non-infringing technology;

•	license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms, or at all;

•	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property against others;

•	pay substantial damages to our customers or end users to discontinue use or replace infringing technology with non-infringing technology; or

•	relinquish intellectual property rights associated with one or more of our patent claims, if such claims are held invalid or otherwise unenforceable.
Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.
We utilize a significant amount of intellectual property in our business. If we are unable to protect our intellectual property, our business could be adversely affected.
     We rely on patents, trade secrets, trademark, copyrights and other intellectual property rights to help protect our products and technologies. Some of our products and technologies are not covered by any patents or pending patent applications, and we do not know whether:

•	any of the patents and pending patent applications that we presently employ in our business, which currently consist primarily of those that Agilent assigned, licensed or sublicensed to us in connection with the SPG Acquisition, will not lapse or be invalidated, circumvented, challenged, abandoned or licensed to others;

•	our intellectual property rights will provide competitive advantages to us;

•	rights previously granted by Agilent, Hewlett-Packard or others to intellectual property rights licensed or assigned to us, including portfolio cross-licenses, will not hamper our ability to assert our intellectual property rights against potential competitors or hinder the settlement of currently pending or future disputes;

•	any of our pending or future patent applications will be issued or have the coverage originally sought;

•	our intellectual property rights will be enforced in certain jurisdictions where competition may be intense;

•	any of the trademarks, copyrights, mask work rights, trade secrets, know-how or other intellectual property rights that Agilent has assigned, licensed or sublicensed to us in connection with the SPG Acquisition will not lapse or be invalidated, circumvented, challenged, abandoned or licensed to others; or

•	any of our pending or future trademark or copyright applications will be issued or have the coverage originally sought.
     In addition, our competitors or others may develop products or technologies that are similar or superior to our products or technologies, duplicate our products or technologies or design around our protected technologies. Effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in one or more relevant jurisdictions.
     We have a number of patent and intellectual property license agreements. Some of these license agreements require us to make one time or periodic payments. We may need to obtain additional patent licenses or renew existing license agreements in the future. We are unable to predict whether these license agreements can be obtained or renewed on acceptable terms.
The demands or loss of one or more of our significant customers may adversely affect our business.
     Some of our customers are material to our business and results of operation. In the fiscal year ended October 31, 2007, Avnet, Inc. accounted for 13% of our net revenue from continuing operations, and our top 10 customers collectively accounted for 51% of our net revenue from continuing operations. We believe our top customers’ strength has given them the ability to make greater demands on their suppliers, including us. We expect this trend to continue, which we expect will result in our results of operations becoming increasingly sensitive to deterioration in the financial condition of, or other adverse developments related to, one or more of our significant customers. Although we believe that our relationships with our major customers are good, we generally do not have long-term contracts with any of them, which is typical of our industry. As a result, although our customers provide indications of their product needs and purchases on an annual basis, they generally purchase our products on a weekly or daily basis and the relationship, as well as particular orders, can be terminated at any time. The loss of any of our major customers, or any substantial reduction in sales to any of these customers, could have a material adverse effect on our business, financial condition and results of operations.
We generally do not have any long-term supply contracts with our contract manufacturers or materials suppliers and may not be able to obtain the products or raw materials required for our business, which could have a material adverse affect on our business.
     We either obtain the products we need for our business from third-party contract manufacturers or we obtain the materials we need for our products from suppliers. Substantially all of our purchases from suppliers of raw material and some of our contract manufacturers are on a purchase order basis, and we have not generally entered into long-term contracts with our contract manufacturers or suppliers. Our results of operations could be adversely affected if we are unable to obtain adequate supplies of materials in a timely manner or if the costs of our materials increase significantly or their quality deteriorates.
     Our manufacturing processes rely on many materials, including silicon and GaAs wafers, copper lead frames, mold compound, ceramic packages and various chemicals and gases. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. Although we believe that our current supplies of materials are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry.
     We purchase a significant portion of our semiconductor materials from a few suppliers. For the fiscal year ended October 31, 2007, we purchased 51% of the materials for our manufacturing processes from eight suppliers. For the fiscal year ended October 31, 2006, we purchased 50% of the materials for our manufacturing processes from eight suppliers. Many of these supply relationships are conducted on a purchase order basis. In the event that these purchase orders are terminated, we cannot obtain sufficient quantities of raw materials at reasonable prices, we fail to satisfy our customers’ requirements or we are not able to pass on higher materials costs to our customers, our business, financial condition and results of operations could be adversely impacted.

     We use third-party contractor manufacturers for most of our manufacturing activities, primarily for wafer fabrication and module assembly and test services. Our agreements with these manufacturers typically require us to forecast product needs, commit to purchase services consistent with these forecasts and, in some cases, require long-term commitments in the early stages of the relationship. Our operations could be adversely affected in the event that these contractual relationships were disrupted or terminated, the cost of such services increased significantly, the quality of the services provided deteriorated, our forecasts proved to be materially incorrect or capacity is consumed by our competitors.
Our gross margin is dependent on a number of factors, including our level of capacity utilization.
     Semiconductor manufacturing requires significant capital investment, leading to high fixed costs, including depreciation expense. Although we outsource most of our manufacturing activities, we do retain some semiconductor fabrication and assembly and test facilities. If we are unable to utilize our owned fabrication and assembly and test facilities at a high level, the fixed costs associated with these facilities will not be fully absorbed, resulting in higher average unit costs and lower gross margins. In the past, we and our Predecessor have experienced periods where our gross margins declined due to, among other things, reduced factory utilization resulting from reduced customer demand, reduced selling prices and a change in product mix towards lower margin devices. Increased competition and the existence of product alternatives, more complex engineering requirements, lower demand and other factors may lead to further price erosion, lower revenues and lower margins for us in the future.
Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business and other factors related to our international operations.
     We sell our products throughout the world. In addition, a significant majority of our employees are located outside of the United States. Multiple factors relating to our international operations and to particular countries in which we operate could have a material adverse effect on our business, financial condition and results of operations. These factors include:
•	changes in political, regulatory, legal or economic conditions;

•	restrictive governmental actions, such as restrictions on the transfer or repatriation of funds and foreign investments and trade protection measures, including export duties and quotas and customs duties and tariffs;

•	disruptions of capital and trading markets;

•	changes in import or export licensing requirements;

•	transportation delays;

•	economic downturns, civil disturbances or political instability;

•	geopolitical turmoil, including terrorism, war or political or military coups;

•	changes in labor standards;

•	limitations on our ability under local laws to protect our intellectual property;

•	nationalization and expropriation;

•	changes in tax laws;

•	currency fluctuations, which may result in our products becoming too expensive for foreign customers; and

•	difficulty in obtaining distribution and support.
     International conflicts are creating many economic and political uncertainties that are impacting the global economy. A continued escalation of international conflicts could severely impact our operations and demand for our products.
     A majority of our products are manufactured in Asia, primarily in Singapore, Malaysia and Taiwan. Any conflict or uncertainty in these countries, including due to public health or safety concerns could have a material adverse effect on our business, financial condition and results of operations. In addition, if the government of any country in which our products are manufactured or sold sets technical standards for products manufactured in or imported into their country that are not widely shared, it may lead certain of our customers to suspend imports of their products into that country, require manufacturers in that country to manufacture products with different technical standards and disrupt cross-border manufacturing relationships which, in each case, could have a material adverse effect on our business, financial condition and results of operations.
     In addition, our subsidiaries may require future equity-related financing, and any capital contributions to certain of our subsidiaries may require the approval of the relevant authorities in the jurisdiction in which the subsidiary is incorporated. The approvals are required from the investment commissions or similar agency of the particular jurisdiction and relate to any initial or additional equity investment by foreign entities in local corporations.

We are subject to currency exchange risks that could adversely affect our operations.
     We are subject to currency exchange risks that could adversely affect our operations and our ability to reinvest earnings from operations. We prepare our financial statements in U.S. dollars in accordance with U.S. GAAP, although a portion of our revenue and operating expenses is in foreign currencies. As a result, we are subject to currency risks, including:
•	currency exchange risks resulting from changes in currency exchange rates and the implementation of exchange controls; and

•	limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries.
     Changes in exchange rates will result in increases or decreases in our costs and earnings, and may also affect the book value of our assets located outside the United States and the amount of our equity. Although we seek to minimize our currency exposure by engaging in hedging transactions where we deem it appropriate, we do not know whether our efforts will be successful.
We may pursue acquisitions, dispositions, investments and joint ventures, which could affect our results of operations.
     We have disposed of significant portions of the business originally acquired from Agilent through the sale of our Storage Business to PMC-Sierra, Inc. (“PMC”) in February 2006, the sale of our Printer ASICs Business to Marvell Technology Group Ltd. in May 2006 and the sale of our image sensor operation to Micron Technology, Inc. in December 2006. In October 2007, we entered into a definitive agreement to sell our infra-red operation to Lite-On Technology Corporation (“Lite-On”). This transaction is expected to close during the quarter ending January 31, 2008.
     We may seek additional opportunities to maximize efficiency and value through various transactions, including purchases or sales of assets, businesses, investments or contractual arrangements. These transactions may be intended to result in the reduction of our indebtedness, the realization of cost savings, the generation of cash or income or the reduction of risk. These transactions may also affect our consolidated results of operations.
     In our 2007 third fiscal quarter, we acquired the Polymer Optical Fiber (“POF”) business from Infineon Technologies AG. We expect to continue to make acquisitions of, and investments in, businesses that offer complementary products, services and technologies, augment our market segment coverage, or enhance our technological capabilities. We may also enter into strategic alliances or joint ventures to achieve these goals. We cannot assure you that we will be able to identify suitable acquisition, investment, alliance, or joint venture opportunities or that we will be able to consummate any such transactions or relationships on terms and conditions acceptable to us, or that such transactions or relationships will be successful.
     This transaction or any other acquisitions involve risks and uncertainties which may have a material adverse effect on our business. The integration of acquired businesses may not be successful and could result in disruption to other parts of our business. In addition, the integration may require that we incur significant restructuring charges. To integrate acquired businesses, we must implement our management information systems, operating systems and internal controls, and assimilate and manage the personnel of the acquired operations. The difficulties of this integration may be further complicated by such factors as geographic distances, lack of experience operating in the geographic market or industry sector of the acquired business, delays and challenges associated with integrating the business with our existing businesses, diversion of management’s attention from daily operations of the business, potential loss of key employees and customers of the acquired companies, the potential for deficiencies in internal controls at acquired companies, performance problems with an acquired company’s technology, difficulties in entering markets in which we have no or limited direct prior experience, exposure to unanticipated liabilities of acquired companies, insufficient revenues to offset increased expenses associated with acquisitions, and our ability to achieve the growth prospects and synergies expected from any such acquisition.
     Any acquisitions may also cause us to assume liabilities, acquire goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential impairment charges, incur amortization expense related to certain intangible assets, increase our expenses and working capital requirements, which would reduce our return on invested capital, or become subject to litigation. Failure to manage and successfully integrate acquisitions we make could materially harm our business and operating results. Even when an acquired company has already developed and marketed products, there can be no assurance that product enhancements will be made in a timely fashion or that all pre-acquisition due diligence will have identified all possible issues that might arise with respect to such acquired assets.
     Any future acquisitions may require additional debt or equity financing, which will increase our exposures to risk related to our substantial indebtedness described above, could be dilutive to our existing shareholder and could increase our leverage and potentially affect our credit ratings. Any downgrades in our credit ratings associated with an acquisition could adversely affect our ability to borrow by resulting in more restrictive borrowing terms. As a result of the foregoing, we also may not be able to complete acquisitions or strategic customer transactions in the future to the same extent as in the past, or at all.

     These and other factors could harm our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition, and could adversely affect our business and operating results.
Our business is subject to various governmental regulations, and compliance with these regulations may cause us to incur significant expenses. If we fail to maintain compliance with applicable regulations, we may be forced to recall products and cease their manufacture and distribution, and we could be subject to civil or criminal penalties.
     Our business is subject to various significant international and U.S. laws and other legal requirements, including packaging, product content, labor and import/export regulations. These regulations are complex, change frequently and have generally become more stringent over time. We may be required to incur significant expenses to comply with these regulations or to remedy violations of these regulations. Any failure by us to comply with applicable government regulations could result in cessation of our operations or portions of our operations, product recalls or impositions of fines and restrictions on our ability to conduct our operations. In addition, because many of our products are regulated or sold into regulated industries, we must comply with additional regulations in marketing our products.
     Our products and operations are also subject to the rules of industrial standards bodies, like the International Standards Organization, as well as regulation by other agencies, such as the U.S. Federal Communications Commission. If we fail to adequately address any of these rules or regulations, our business could be harmed.
     We must conform the manufacture and distribution of our semiconductors to various laws and adapt to regulatory requirements in all countries as these requirements change. If we fail to comply with these requirements in the manufacture or distribution of our products, we could be required to pay civil penalties, face criminal prosecution and, in some cases, be prohibited from distributing our products in commerce until the products or component substances are brought into compliance.
We are subject to environmental, health and safety laws, which could increase our costs, restrict our operations and require expenditures that could have a material adverse affect on our results of operations and financial condition.
     We are subject to a variety of international and U.S. laws and other legal requirements relating to the use, disposal, clean-up of and human exposure to, hazardous materials. Any failure by us to comply with environmental, health and safety requirements could result in the limitation or suspension of production or subject us to future liabilities in excess of our reserves. In addition, compliance with environmental, health and safety requirements could restrict our ability to expand our facilities or require us to acquire costly pollution control equipment, incur other significant expenses or modify our manufacturing processes. In the event of the discovery of new contamination, additional requirements with respect to existing contamination, or the imposition of other cleanup obligations for which we are responsible, we may be required to take remedial or other measures which could have a material adverse effect on our business, financial condition and results of operations.
     We also face increasing complexity in our product design and procurement operations as we adjust to new and upcoming requirements relating to the materials composition of our products, including the restrictions on lead and certain other substances in electronics that apply to specified electronics products sold in the European Union as of July 1, 2006 under the Restriction of Hazardous Substances in Electrical and Electronic Equipment Directive. Other countries, such as the United States, China and Japan, have enacted or may enact laws or regulations similar to the EU legislation. Other environmental regulations may require us to reengineer our products to utilize components which are more environmentally compatible. Such reengineering and component substitution may result in excess inventory or other additional costs and could have a material adverse effect on our results of operations.

     In addition to the costs of complying with environmental, health and safety requirements, we have incurred and may in the future incur costs defending against environmental litigation brought by government agencies and private parties. We may be defendants in lawsuits brought by parties in the future alleging environmental damage, personal injury or property damage. A significant judgment against us could harm our business, financial condition and results of operations.
     In the last few years, there has been increased media scrutiny and associated reports focusing on a potential link between working in semiconductor manufacturing clean room environments and certain illnesses, primarily different types of cancers. Regulatory agencies and industry associations have begun to study the issue to see if any actual correlation exists. Because we utilize clean rooms, we may become subject to liability claims. In addition, these reports may also affect our ability to recruit and retain employees.
     We cannot predict:
•	changes in environmental or health and safety laws or regulations;

•	the manner in which environmental or health and safety laws or regulations will be enforced, administered or interpreted;

•	our ability to enforce and collect under indemnity agreements and insurance policies relating to environmental liabilities; or

•	the cost of compliance with future environmental or health and safety laws or regulations or the costs associated with any future environmental claims, including the cost of clean-up of currently unknown environmental conditions.
If we suffer loss to our factories, facilities or distribution system due to catastrophe, our operations could be seriously harmed.
     Our factories, facilities and distribution system, and those of our contract manufacturers, are subject to catastrophic loss due to fire, flood, terrorism or other natural or man-made disasters. A number of our facilities and those of our contract manufacturers are located in areas with above average seismic activity. Any catastrophic loss to any of these facilities would likely disrupt our operations, delay production, shipments and revenue and result in significant expenses to repair or replace the facility.
We may not realize the expected benefits of new initiatives to reduce costs and increase revenue across our operations.
     We are pursuing a number of restructuring initiatives to reduce costs and increase revenue across our operations. These initiatives include workforce reductions in certain areas as we realign our business. Additional initiatives include establishing certain operations closer in location to our global customers, evaluating functions more efficiently performed through partnerships or other outside relationships and reducing our overhead costs to meet or exceed industry benchmarks. We are also exploring opportunities to leverage our technology and diversified product portfolio to increase revenue. In the 2007 fiscal year, we incurred a restructure charge of $51 million consisting primarily of employee severance and related costs resulting from a reduction in our workforce. We may not realize the expected benefits of these new initiatives. As a result of these initiatives, we expect to incur restructuring or other infrequent charges and we may experience disruptions in our operations, loss of key personnel and difficulties in delivering products timely.
We are subject to warranty claims, product recalls and product liability.
     We could be subject to warranty or product liability claims that could lead to significant expenses as we defend such claims or pay damage awards. In the event of a warranty claim, we may also incur costs if we compensate the affected customer. We maintain product liability insurance, but there is no guarantee that such insurance will be available or adequate to protect against all such claims. We may incur costs and expenses relating to a recall of one of our customers’ products containing one of our devices. Although costs or payments we have made in connection with warranty claims or product recalls in the past have not materially affected our results of operations and financial condition, they could in the future.
We rely on third-party distributors and manufacturers’ representatives and the failure of these distributors and manufacturers’ representatives to perform as expected could reduce our future sales.
     We sell many of our products to customers through distributors and manufacturers’ representatives. We are unable to predict the extent to which our distributors and manufacturers’ representatives will be successful in marketing and selling our products. Moreover, many of our manufacturers’ representatives and distributors also market and sell competing products. Our representatives and distributors may terminate their relationships with us at any time. Our future performance will also depend, in part, on our ability to attract additional distributors or manufacturers’ representatives that will be able to market and support our products effectively, especially in markets in which we have not previously distributed our products. If we cannot retain our current distributors or manufacturers’ representatives or recruit additional or replacement distributors or manufacturers’

representatives, our sales and operating results will be harmed. The loss of one or more of our distributors or manufacturers’ representatives could harm our sales and results of operations. We generally realize a higher gross margin on direct sales and from sales through manufacturers’ representatives than on sales through distributors. Accordingly, if our distributors were to account for an increased portion of our net sales, our gross margins may decline.
The complexity of our products could result in unforeseen delays or expenses or undetected defects or bugs, which could adversely affect the market acceptance of new products, damage our reputation with current or prospective customers, and materially and adversely affect our operating costs.
     Highly complex products such as the products that we offer, frequently contain defects and bugs when they are first introduced or as new versions are released. We have in the past experienced, and may in the future experience, these defects and bugs. Historically, we have been able to design workarounds to fix these defects and bugs with minimal to no disruption to our business or our customers’ business. If any of our products contain defects or bugs, or have reliability, quality, or compatibility problems, we may not be able to successfully design workarounds. Consequently, our reputation may be damaged and customers may be reluctant to buy our products, which could materially and adversely affect our ability to retain existing customers, attract new customers, and our financial results. In addition, these defects or bugs could interrupt or delay sales to our customers. To resolve these problems, we may have to invest significant capital and other resources. Although our products are tested by our suppliers, our customers and ourselves, it is possible that our new products will contain defects or bugs. If any of these problems are not found until after we have commenced commercial production of a new product, we may be required to incur additional development costs and product recall, repair or replacement costs. These problems may also result in claims against us by our customers or others. In addition, these problems may divert our technical and other resources from other development efforts. Moreover, we would likely lose, or experience a delay in, market acceptance of the affected product or products, and we could lose credibility with our current and prospective customers. As a result, our financial results could be materially harmed.
The average selling prices of products in our markets have historically decreased rapidly and will likely do so in the future, which could harm our revenues and gross profits.
     The products we develop and sell are used for high volume applications. As a result, the prices of those products have historically decreased rapidly. We expect that our gross profits on our products are likely to decrease over the next fiscal year below levels we have historically experienced due to pricing pressures from our customers, and an increase in sales of wireless and other products into consumer application markets, which are highly competitive and cost sensitive. In the past, we have reduced the average selling prices of our products in anticipation of future competitive pricing pressures, new product introductions by us or our competitors and other factors. Our gross profits and financial results will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing our costs, or developing new or enhanced products on a timely basis with higher selling prices or gross profits.
Risks Relating to the Investments in Singapore Companies
Judgments of U.S. courts against us may not be enforceable outside of the United States.
     We are incorporated under the laws of the Republic of Singapore, and a majority of our consolidated assets are located outside the United States. Although we are incorporated outside the United States, we have agreed to accept service of process in the United States through our agent designated for that purpose. Nevertheless, it may be difficult for you to enforce civil liabilities against us in courts outside the United States. Furthermore, since a substantial portion of the assets owned by us and the guarantors are located outside the United States, any judgment obtained in the United States against us may not be collectible within the United States.
     There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments. As a result, U.S. judgments are not automatically enforceable in Singapore. We have been advised that judgments of U.S. courts based on the civil liability provisions of the federal securities laws of the United States may not be enforceable in Singapore courts. We have also been advised that there is doubt as to whether Singapore courts will enter judgments in original actions brought in Singapore courts based solely upon the civil liabilities provisions of the U.S. securities laws.

Risks Relating to the Notes
Your right to receive payments on the notes is junior to that of lenders who have a security interest in our and our subsidiaries’ assets.
     Our obligations under the notes and the related guarantees will be unsecured, but our obligations under our senior credit facilities are secured by an interest in substantially all of our and our subsidiaries’ assets. If we are declared bankrupt or insolvent, or if we default under our senior credit facilities, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we are unable to repay such indebtedness, the lenders could foreclose on the pledged assets to the exclusion of holders of the notes and the guarantees, even if an event of default exists under the indentures at such time. Furthermore, if the lenders foreclose on the equity interests in a subsidiary, that subsidiary will be released from its obligation under the notes automatically upon such sale, provided that such sale is made in compliance with the provisions of the indentures.
     In any such event, because the notes will not be secured, it is possible that there would be no assets remaining from which claims of the holders of notes could be satisfied or, if any assets remained, that they would be insufficient to satisfy such claims fully. See “Description of Other Indebtedness — Senior Credit Facilities” in our Registration Statement on form F-4 filed with the Securities and Exchange commission (“SEC”) on January 8, 2007 (the “Registration Statement”).
Your right to receive payments on the senior subordinated notes will be junior to the rights of the lenders under our revolving credit facility and all of our other senior debt, including the senior notes, and any of our future senior indebtedness.
     The senior subordinated notes will be general unsecured obligations that will be junior in right of payment to all of our existing and future senior indebtedness. As of October 31, 2007, we had $653 million of senior indebtedness (excluding the senior subordinated notes) and $359 million available under our revolving credit facility (net of $16 million of outstanding letters of credit).
     We may not pay principal, premium, if any, interest or other amounts on account of the senior subordinated notes in the event of a payment default or certain other defaults in respect of certain of our senior indebtedness, including debt under our revolving credit facility, unless the senior indebtedness has been paid in full or the default has been cured or waived. In addition, in the event of certain other defaults with respect to the senior indebtedness, we may not be permitted to pay any amount on account of the senior subordinated notes for a designated period of time.
     Because of the subordination provisions in the senior subordinated notes, in the event of our bankruptcy, liquidation or dissolution, our assets will not be available to pay obligations under the senior subordinated notes until we have made all payments in cash on our senior indebtedness. We do not know whether sufficient assets will remain after all these payments have been made to make any payments on the senior subordinated notes, including payments of principal or interest when due.
Your right to receive payments on the notes is also junior to the rights of those unsecured creditors whose debts are mandatorily preferred by law.
     Under Singapore insolvency laws and under the laws of the United States, in the event of the bankruptcy, liquidation or dissolution of our company, certain unsecured debts are mandatorily preferred by law to other unsecured debts. These preferential unsecured debts include:
•	costs and expenses of the winding up;

•	amounts due to employees of our company in respect of wages, retrenchment benefits, workmen’s compensation and provident funds; and

•	all taxes due from our company.
     These preferential unsecured debts will rank in priority to all of our other unsecured debts, including payments under the notes. As a result, in the event of our bankruptcy, liquidation or dissolution, our assets will not be available to pay obligations under the notes until we have made all payments on the preferential unsecured debts. We do not know whether sufficient assets will remain after these payments have been made to make any payments on the notes, including payments of principal or interest when due.
The obligations of our subsidiaries under the notes could be deemed a fraudulent conveyance under certain circumstances and a court may subordinate or void them.
     Under various fraudulent conveyance or fraudulent transfer laws (including under the laws of the United States), a court could subordinate or void the obligations of our subsidiaries under the notes. Generally, to the extent that a court were to find that at the time one of the subsidiary co-issuers issued the notes or one of our subsidiaries entered into a subsidiary guarantee either:
•	the subsidiary co-issuer issued the notes or the subsidiary guarantor incurred the subsidiary guarantee with the intent to hinder, delay or defraud any present or future creditor or contemplated insolvency with a design to favor one or more creditors to the exclusion of others; or

•	the subsidiary co-issuer or subsidiary guarantor did not receive fair consideration or reasonably equivalent value for issuing the notes or the subsidiary guarantee and, at the time it issued the notes or the subsidiary guarantee, the subsidiary co-issuer or subsidiary guarantor:
•	was insolvent or became insolvent as a result of issuing the notes or the subsidiary guarantee;

•	was engaged or about to engage in a business or transaction for which the remaining assets of the subsidiary co-issuer or subsidiary guarantor constituted unreasonably small capital;

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they matured; or

•	was a defendant in an action for money damages, or had a judgment for money damages declared against such subsidiary co-issuer or subsidiary guarantor if, after final judgment, the judgment is unsatisfied;
the court could void or subordinate the subsidiary co-issuer’s obligations under the notes or the subsidiary guarantee in favor of the issuer’s or the subsidiary guarantor’s other obligations. In addition, any payment by a subsidiary co-issuer or any subsidiary guarantor could be voided and required to be returned to the subsidiary co-issuer or such subsidiary guarantor, or to a fund for the benefit of its creditors.
     Among other things, a legal challenge of a subsidiary co-issuer’s obligations under the notes or a subsidiary guarantee on fraudulent conveyance grounds could focus on the benefits, if any, realized by the subsidiary co-issuers or subsidiary guarantors as a result of the issuance of the notes. To the extent a subsidiary co-issuer’s obligations under the notes or a subsidiary guarantee is voided as a fraudulent conveyance or held unenforceable for any other reason, the holders of the notes would not have any claim against that subsidiary co-issuer or subsidiary guarantor and would be creditors solely of the subsidiary co-issuers and subsidiary guarantors, if any, whose obligations under the notes or subsidiary guarantees were not held unenforceable.
We may not be able to raise the money necessary to finance the change of control offer required by the indentures.
     Upon the occurrence of certain specific kinds of change of control events, we are required to offer to repurchase all outstanding notes at 101% of the principal amount plus accrued and unpaid interest and additional interest, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions under our senior credit facilities or other agreements will not allow such repurchases. If any change of control occurs, we do not know whether we will have sufficient funds to satisfy all of our debt obligations. See “Description of Exchange Senior Notes — Repurchase at the Option of Holders” and “Description of Exchange Senior Subordinated Notes — Repurchase at the Option of Holders” in our Registration Statement.
The interests of our controlling shareholder may differ from the interests of the holders of the notes.
     Our controlling shareholder, Bali Investments S.ár.l., beneficially owns approximately 81% of the outstanding voting shares of Avago Technologies Limited, the ultimate parent company of the obligors under the notes. As a result of this ownership and the terms of a shareholder agreement, this shareholder is entitled to elect at least a majority of the directors of Avago Technologies Limited, to appoint new management and to approve actions requiring the approval of the holders of its outstanding voting shares as a single class, including adopting most amendments to our articles of association and approving mergers or sales of all or substantially all of our assets. Through their control of Avago Technologies Limited, Bali Investments controls us, the subsidiary co-issuers and all of our subsidiary guarantors.
     The interests of our controlling shareholder may differ from your interests in material respects. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our controlling shareholder and its affiliates, as equity holders, might conflict with your interests as a note holder. Our controlling shareholder and its affiliates may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance the value of their equity investments, even though such transactions might involve risks to you as a note holder. Additionally, the indentures governing the notes permit us to pay advisory fees, dividends or make other restricted payments under certain circumstances, and our controlling shareholder and its affiliates may have an interest in our doing so.
     Affiliates of our controlling shareholder are in the business of making investments in companies, and may from time to time in the future, acquire interests in businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. You should consider that the interests of these holders may differ from yours in material respects. See “Security Ownership of Certain Beneficial Owners,” “Certain Relationships and Related Party Transactions,” “Description of Other Indebtedness,” “Description of Exchange Senior Notes” and “Description of Exchange Senior Subordinated Notes” in our Registration Statement.

Your ability to transfer the notes may be limited by the absence of an active trading market.
     We do not intend to apply for a listing of the notes on any securities exchange or on any automated dealer quotation system in the United States or elsewhere. We cannot assure you as to the liquidity of markets for the notes, your ability to sell the notes or the price at which you would be able to sell the notes. The notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates, the market for similar notes, our financial and operating performance and other factors. Any market making with respect to the notes may be discontinued at any time without notice. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market for the notes may experience similar disruptions and any such disruptions may adversely affect the prices at which you may sell your notes.
Avago Technologies Finance Pte. Ltd. has no operations of its own and may not have sufficient cash to make payments on the notes.
     We have no operations of our own and derive substantially all of our revenue and cash flows from our subsidiaries. Our principal assets are the equity interests we hold in our operating subsidiaries. As a result, we are dependent upon dividends and other payments from our subsidiaries to generate the funds necessary to meet our outstanding debt service and other obligations. Our subsidiaries may not generate sufficient cash from operations to enable us to make principal and interest payments on our indebtedness, including the notes. Payments to us by our subsidiaries will be contingent upon our subsidiaries’ earnings. Our subsidiaries are, or in the future may be, subject to agreements that may restrict payments from the applicable subsidiary to us. While the indentures and our senior credit facilities provide for limitations on these restrictions, we cannot assure you that agreements governing the current and future indebtedness of our subsidiaries will permit the applicable subsidiary to provide us with sufficient cash to fund payments on the notes when due.
We are not currently required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, which may lead to our investors losing confidence in our reported financial information.
     We are not currently subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires management of a reporting company to annually review, assess and disclose the effectiveness of the company’s internal control over financial reporting and a report by independent auditors addressing such assessments. We currently expect that we will not be subject to Section 404 until our fiscal year ending October 31, 2008. We do not know whether our assessment will identify material weaknesses in our internal controls.

Item 4. Information on the Company
Industry Overview
     Semiconductors are electronic devices that perform a variety of functions, such as converting or controlling signals, processing data and storing information. With advances in semiconductor technology, the functionality and performance of semiconductors have increased over time, while size and cost have generally decreased. These advances have led to a proliferation of more complex semiconductors being used in a wide variety of consumer, computing, communications, industrial, aerospace and defense markets. Applications in these markets include personal computers and peripherals, communications infrastructure, automobiles, consumer electronics, mobile handsets and other wireless devices, digital cameras, manufacturing and assembly systems, aviation and aerospace and complex robotic applications.
     According to the World Semiconductor Trade Statistics (“WSTS”), the global semiconductor market grew from $144.4 billion in 1995 to $247.7 billion in 2006, representing a compound annual growth rate of 5%. While the semiconductor market has historically exhibited significant short-term cyclicality, including a 32% decline in 2001, it has also experienced strong growth over time in unit volumes and revenue due to the use of semiconductors in a wide range of end markets that have also experienced strong growth.
     Semiconductor characteristics vary depending upon the type of semiconductor as well as the complexity of function or application of the end product in which the semiconductor is used. Traditionally, semiconductors are classified into the following three product categories:
•	Analog. All electrical signals fall into one of two categories: analog or digital. Analog signals represent real-world phenomena, such as temperature, pressure, sound, speed and motion. This information can be detected and measured using analog sensors or receivers, which generate continuously varying voltages that represent real-world phenomena. The signals from these sensors are initially processed using analog methods, such as amplification, filtering and shaping. Through the use of very specific voltages, these signals can be converted to digital form, represented by 1s and 0s, for further manipulation or storage. Digital signals are frequently converted back to analog form to enable a wide variety of real-world experiences such as voice communications, video display and audio output. In this way, analog semiconductors and mixed-signal semiconductors (which combine analog and digital capabilities) play a critical role in computing, communications and consumer electronics products and applications.

Optoelectronic devices are often grouped together with analog and mixed-signal devices because optoelectronic devices convert light to analog signals (or convert an analog voltage to light). Integration of mixed-signal ICs with optoelectronic devices can result in optoelectronic components with digital inputs or outputs. Examples of optoelectronic products include light-emitting diodes (LEDs) and optocouplers. Examples of analog devices include radio frequency (RF) components. According to WSTS, analog semiconductors, including mixed-signal and optoelectronic devices, represented approximately 30%, or $75.1 billion, of global semiconductor industry sales in 2006.

Historically, the analog product categories have been less volatile than other semiconductor product categories on a year-over-year basis due to their broad base of applications and their difficulty of development. Analog semiconductors typically have relatively long product life cycles and stable average selling prices compared to digital semiconductors. Electronics manufacturers often incorporate a given analog, mixed-signal device or optoelectronics into their electronics for a significant period of time due to the high switching costs of developing and qualifying a new solution. In addition, the design of an analog semiconductor generally involves greater variety and less repetition of circuit elements than a digital semiconductor design. The interaction of analog circuit elements is complex, and their exact placement is critical to the accuracy and performance of the overall device. Similarly, the process technology used plays an important role in analog semiconductor development.

•	Digital/Logic. In contrast to analog semiconductors, which process real-world signals, digital/logic semiconductor devices process digital data, which are represented by 1s and 0s. Digital/logic devices perform functions that are typically computational in nature. Examples of digital/logic devices include microprocessors, digital signal processors and application specific integrated circuits (ASICs). In a cellular phone, for example, digital/logic components, such as baseband processors, compress the voice signal, converting the data into a less memory-intensive format so that wireless transmission can take place quickly. According to WSTS, digital/logic devices represented approximately 46%, or $114.1 billion, of global semiconductor industry sales in 2006.

•	Memory. Memory devices store digital data. There are two major types of memory devices: non-volatile memory, such as flash; and volatile memory, such as dynamic random access memory (DRAM) or static random access memory. Non-volatile memory retains data once power is removed, whereas volatile memory loses its data once power is removed. According to WSTS, memory devices represented approximately 24%, or $58.5 billion, of global semiconductor industry sales in 2006.
     Semiconductors also vary depending upon a number of technical characteristics. Some examples of these characteristics include:
•	Degree of Integration. Integration refers to the combination of analog, digital and memory functions on a single chip. Integration can be achieved by combining two or more analog features on a single chip or by combining different elements, such as analog, digital and memory, on a single chip, often referred to as a “system-on-a-chip.” In addition to chip-level integration, semiconductors increasingly must be designed with system-level integration considerations, including die size and packaging requirements. System-level designs may use module-based techniques to reduce size, weight and power requirements, and may combine multiple semiconductors and discrete components into a single package. This approach ensures each component’s functional compatibility, provides upgrade flexibility and takes advantage of the design simplicity of separate semiconductors to minimize cost and design and test times.

•	Materials and Process Technologies. Semiconductors are manufactured using different materials and process technologies. Silicon is the most commonly used material, and complementary metal-oxide semiconductor (CMOS) is a common process technology. Other materials include gallium arsenide (GaAs), silicon germanium and indium phosphide, which are important III-V semiconductor materials in the semiconductor industry. Every material must undergo a process technology during fabrication in order to manufacture the device. Materials such as GaAs and indium phosphide are used for the fabrication of RF and optoelectronic devices, including lasers, LEDs, semiconductor optical amplifiers, modulators and photo-detectors. These materials have higher electrical conductivity than silicon, leading to increased performance and efficiency at high frequencies, thus making them ideally suited for wireless and fiber communications components.
     Some additional characteristics by which semiconductors vary include electrical features, usage or applications, capability, packaging styles and reliability. Technical features, such as packaging, affect speed, power consumption, heat dissipation and other performance characteristics. In addition to varying by function, semiconductors vary by use and may be utilized in an increasingly broad range of end products and applications, such as computing, wireless communications, data networking, consumer electronics, military, automotive and aerospace. Due to the growing spectrum of functions and uses of semiconductors, the semiconductor industry is becoming increasingly broad and diverse.
Significant Semiconductor Industry Trends
     There are a number of trends currently affecting the semiconductor industry. We believe that the following are the four most significant trends:
•	Outsourcing. Historically, the semiconductor industry was primarily comprised of integrated device manufacturers, or IDMs, that designed, manufactured, assembled and tested semiconductors at their own facilities. In recent years, there has been a trend to outsource various stages of the manufacturing process to reduce the high fixed costs and capital requirements associated with the complex design and manufacturing processes. As a result, new types of semiconductor companies have emerged, including fabless semiconductor companies, independent foundries and semiconductor assembly and test service providers. Fabless semiconductor suppliers design semiconductors but use independent foundries or third party IDMs for manufacturing. Independent foundries produce semiconductor components for third parties on a contract, outsourced manufacturing basis. Assembly and test service providers assemble, test and package semiconductors to fit efficiently into electronic devices.

•	Shift of Manufacturing Centers to the Asia/Pacific Region. Semiconductor manufacturers and assembly and test service providers have shifted a significant portion of their operations to low cost locations, such as Malaysia, Singapore, Taiwan and China. We expect that semiconductor production will increasingly be located in the Asia/Pacific region. Production of consumer electronics is undergoing a similar migration to the Asia/Pacific region, driven by low cost manufacturing and engineering resources. As a result, the global shift of semiconductor suppliers to the Asia/Pacific region not only offers substantial manufacturing cost savings benefits, but also provides close proximity to a large and growing customer base.

•	Globalization of Customers and Reliance on Global Semiconductor Suppliers. Historically, original equipment manufacturers (“OEMs”) relied on multiple suppliers to support their semiconductor needs. Recently, however, the customer base for semiconductor suppliers has become more concentrated and global. These global customers require their semiconductor suppliers to demonstrate financial stability and maintain global supply chain management capabilities. These customers also demand a deep understanding of their increasingly complex technical requirements, which requires semiconductor suppliers to maintain design centers near the customers. As a result, semiconductor customers are relying on fewer suppliers to support their needs. We believe that semiconductor suppliers with design centers near customers with the ability to service a global supply chain with a broad product portfolio are best positioned to capitalize on this trend.
•	Growth in Semiconductor Components for Consumer Electronics. Historically, growth in the semiconductor industry has been driven by demand in the computing, networking and wireless markets and from a broad set of industrial and military applications. In recent years, demand for semiconductors has been increasingly driven by the growth in demand for consumer electronics, such as media players, game consoles and cellular phones. As uses for consumer electronics devices expand and demand for additional features, functionality and performance requirements in consumer electronics devices grows, we expect demand for semiconductors for consumer electronics devices to continue to grow faster than the overall semiconductor market.
History and Development of the Company
     Avago Technologies Finance Pte. Ltd. was incorporated in the Republic of Singapore on September 2, 2005 under the Singapore Companies Act, Cap 50 as a private company limited by shares. Our registered office is located at 1 Yishun Avenue 7, Singapore 768923, telephone number (65) 6755-7888. Our head offices are located at 1 Yishun Avenue 7, Singapore 768923 and 350 West Trimble Road, San Jose, California 95131. Our main telephone number in our San Jose office is 408-435-7400. Our agent for service of process in the United States related to our registration under the U.S. Securities 1934, as amended (the “Exchange Act”), is Corporation Service Company, 1090 Vermont Avenue NW, Washington DC, 20005, and the telephone number there is 800-222-2122. We are the successor to the Semiconductor Products Group business segment of Agilent Technologies, Inc. On December 1, 2005, we acquired substantially all of the assets of SPG from Agilent for approximately $2.7 billion. Our operations are conducted through our various subsidiaries, which are organized and operated according to the laws of their country of incorporation, and consolidated by Avago Technologies Finance Pte. Ltd. Dispositions of material assets are described in “Item 5. Operating and Financial Review and Prospects — Dispositions.”
Business Overview
     We are a global supplier of a broad range of mostly analog semiconductors that enable digital semiconductors to effectively interpret and interface with users in the real world. Our diverse product portfolio is based on proprietary technologies for LEDs, motion control encoders, high-frequency microwave and millimeter-wave devices, optical sensors, optical isolators, fiber optic transceivers, integrated RF devices and high speed serializers/deserializers. We have a 40-year history, dating back to our origins within Hewlett-Packard, and have developed extensive intellectual property that currently includes approximately 4,000 patents and patent applications. We apply our design expertise and system-level knowledge to serve four primary target markets: wireless communications, wired infrastructure, industrial/automotive electronics and computing peripherals. Applications for our products in these markets include cellular phones and infrastructure, data networking and telecommunications equipment, optical mice, LED displays, consumer appliances, office and factory automation, automotive signaling and dashboard illumination, and plasma displays.
     We have a portfolio of more than 6,000 products comprised primarily of analog (including mixed-signal and optoelectronic) semiconductors. These product categories typically have longer commercial life cycles and more stable average selling prices due to more specialized design requirements relative to digital or memory semiconductors. We have a diversified and historically stable customer base, which we serve through a multi-channel sales and fulfillment system. We believe that customers buy our products due to continued innovation, quality and effective service. We distribute most of our products through a broad distribution network. We are an important supplier to two of the largest global electronic components distributors, and we have a direct sales force focused on supporting large OEM customers.
     We differentiate our business through effective supply chain management, multiple distribution channels and a relatively high variable cost operating model. We have over 35 years of operating history in the Asia Pacific region, where approximately two thirds of our employees are located and where we produce or source a significant portion of our products. Our presence in Asia provides us with close proximity to many of our customers and to a major center of the worldwide electronics supply chain. We maintain collaborative design and product development engineering resources around the world, including two design centers in the United States, three in Asia and one in Europe.

Competitive Strengths
     Our key competitive strengths include the following:
     Relatively high variable cost operating model. We operate a primarily fabless business model that utilizes substantial third-party foundry and assembly and test capabilities. The Fabless Semiconductor Association defines “primarily fabless” to mean that at least 75% of wafer fabrication by volume is outsourced. By collaborating with both third-party semiconductor foundries and assembly and test services providers, we are able to focus on the design of our products and decrease the fixed portion of our manufacturing costs. This enables us to maintain greater flexibility in manufacturing capability, and allows us to respond more quickly to changes in market and customer demand and target to invest consistently in product development to better respond to fluctuations in our business. In addition, our primarily fabless business model results in relatively low capital expenditures.
     In addition to our variable cost structure, three key aspects of our business model enhance our ability to generate free cash flow. First, our operations in Asia enable us to lower our manufacturing and operating costs. We were one of the first semiconductor companies to establish a presence in Asia over 35 years ago, and we believe we have developed manufacturing and operating efficiencies in the region. Second, our supply chain management capabilities support operational efficiencies and minimize our costs. Finally, we benefit from a relatively low effective tax rate as a result of favorable tax agreements, principally in Singapore.
     Large scale and global operations. Many of our customers design products in North America or Europe and manufacture them in Asia. Our global customers are increasingly seeking large, stable suppliers for their critical component and service needs. With our scale and our design and product development resources around the world, we are well-positioned to support our customers throughout the design, technology transfer and manufacturing stages across all geographies.
     Significant supplier in multiple product categories. Based on our estimates, we believe we are an important supplier of a range of semiconductor products due to our focus on innovation, differentiated performance and quality service over our 40-year operating history. Our products typically provide high-performance, mission-critical functions. This enables us to target markets that we believe have longer product cycles, higher barriers to entry and greater stability relative to other more volatile segments of the semiconductor industry, such as microprocessors or flash or DRAM memory.
     Design expertise. A vast majority of our products incorporate analog, mixed signal or optoelectronic functionality. Analog, mixed-signal and optoelectronic semiconductor design is a complex process. Because computer models cannot accurately predict every aspect of the electrical performance of an analog, mixed-signal or optoelectronic semiconductor, it generally takes more experience for a design engineer to develop the requisite aptitude for analog, mixed-signal and optoelectronic design as compared to digital semiconductor design, for which computer models can accurately predict performance. Accordingly, engineers with analog design skills are in limited supply. We have a team of approximately 1,000 design engineers with significant experience. Our expertise includes, in particular, mixed-signal integration, through which we are able to combine many of the components of an entire electronic system or sub-system onto a single semiconductor. Through our analog, mixed-signal and optoelectronic design capabilities, we have developed a diversified portfolio of intellectual property and trade secrets that we are able to leverage across our products and markets.
     Highly diversified business model. We offer more than 6,000 products in four primary target markets: wireless communications, wired infrastructure, industrial/automotive electronics and computing peripherals. We believe the breadth and diversity of our customers, products, target markets and geographies reduce the volatility of our revenue base and provide multiple potential sources of growth.
     History of innovation, quality and technology leadership. We have over 40 years of operating history and technology expertise, dating back to our origins within Hewlett-Packard. As a result, we have a large foundation of intellectual property that is supported by a portfolio of approximately 4,000 patents and patent applications. Many of our customers rely on our ability to develop integrated or system-level solutions in addition to semiconductor components. Products that leverage both our design and system-level expertise include motion control products for industrial automation and front-end modules that integrate filters and power amplifiers for cellular phones. Our research and development initiatives have enabled us to access new markets and applications and to continue to provide leading-edge technology.
     Close customer relationships. We have built longstanding relationships with our customers, many of which are leaders in their respective industries, by delivering quality products and providing them effective service and support. We have conducted business with each of our current top 10 customers and our largest distributors for many years. As a result of our track record of quality products and on-time delivery, we have received high vendor ratings from our customers. Our customer relationships have enabled us to engage in collaborative product development, build our intellectual property portfolio and develop critical expertise in order to better serve our end markets and customers. As a result, we have been able to increase our system-level knowledge and gain early insight into new technology trends and developments, which decreases the risks inherent in developing new products and minimizes our customers’ product development time. In addition, we have good relationships with our distributors and are a leading supplier to two of the largest global electronic components distributors.

Strategy
     Our objective is to be a global market leader in the design, development and supply of analog, mixed-signal and optoelectronic semiconductor components and subsystems. Key elements of our strategy include:
     Continue to drive profitability through a highly variable, lower-cost operating model. We believe that utilizing outsourced service providers for a substantial portion of our manufacturing activities enables us to respond faster to rapidly changing market conditions. We aim to minimize capital expenditures by focusing our internal manufacturing capacity on specialty process technologies. We also utilize our Asia-based operating model to drive better profitability and cash flow generation. We continue to evaluate opportunities to increase our outsourcing activities, particularly in the area of semiconductor assembly and test.
     Leverage our substantial intellectual property and design expertise to achieve growth. We continue to build on our intellectual property portfolio, design expertise and system-level knowledge to increase sales to existing customers, which increasingly seek more integrated solutions. We also leverage our design capabilities in markets where we believe we can achieve high market share positions and where we believe our innovation, reputation and low-cost manufacturing strategy will allow us to earn attractive margins. We strive to achieve these goals by extending technology and products to address and develop existing and adjacent market opportunities, and by selectively targeting attractive, fast-growing segments within large, established markets.
     Deepen customer relationships. Through over 40 years of operating history, we have built a valuable understanding of our customers and their products, applications and markets, which we believe has assisted us in developing solutions that enhance the overall performance of their products. We continue to expand our customer relationships through collaboration on critical design and product development activities. Customers can rely on our system-level expertise to improve the quality and cost-effectiveness of their products, accelerate time-to-market and improve overall product performance. Our design engineers are located in close proximity to our customers around the world, which enables us to support our customers in each stage of the product development cycle, from early stages of product design through volume manufacturing. We believe our collaborative relationships enhance our ability to anticipate customer needs and industry trends and will allow us to gain market share and penetrate new markets.
     Proliferate products from platforms. We devote significant attention in research and development (R&D) to the creation of sustainable product platforms in key market areas. We then proliferate application-specific products from these platforms. We believe that, through focused R&D activities, we can create product families with long life cycles that can be customized for specific end markets.
Markets and Products
     Our four primary target markets are: industrial/automotive electronics, wired infrastructure, wireless communications and computing peripherals. In each target market, we have multiple product families that primarily provide OEMs with component or subsystem products. Our product portfolio ranges from simple discrete devices to complex sub-systems that include multiple device types and incorporate firmware for interface with digital systems. In some cases, our products include mechanical hardware that interfaces with optoelectronic or capacitive sensors. We currently offer more than 6,000 products, many of which use combinations of our technologies to provide ease of use for customers.
     Industrial/Automotive Electronics. We provide a broad variety of products for the general industrial, automotive and consumer appliance markets. LEDs and related integrated modules represent a significant product family, with a number of different colors, form factors and integration options. Our LEDs provide reliability, using aluminum indium gallium phosphide (AlInGaP), indium gallium nitride (InGaN) and gallium phosphide (GaP) materials, among others, to cover a wide spectrum of colors and brightness levels. Our LEDs offer high brightness and stable light output over thousands of hours, enabling us to support the electronic signs and signals market with LED assemblies for traffic signals, large commercial signs and other displays. We also offer optical isolators, or optocouplers, which provide electrical insulation and signal isolation for systems that are susceptible to electrical noise caused by crosstalk, power glitches or electrical interference. Our ability to integrate LEDs, detectors and communication ICs enables us to offer high performance with respect to isolation and power dissipation, as well as high speed digital optocouplers. Optocouplers are used in a diverse set of applications, including industrial motors, power generation and distribution systems, switching power supplies, medical equipment, telecommunications equipment, consumer appliances, computers and office equipment, plasma displays, and military electronics. Industrial motors and robotics require optical sensors for motion control. We supply optical encoders in module form and housed in ingress-protected enclosures, as well as ICs for the controller and decoder functions to accompany the motion sensors themselves. For industrial networking, we provide Fast Ethernet transceivers using plastic optical fiber that enable quick and interoperable networking in industrial control links and factory automation and for medical equipment.

     Wired Infrastructure. In the telecommunications, storage and Ethernet networking markets, we supply transceivers that receive and transmit information along optical fibers. We provide a range of options for customers to select the bandwidth desired, including options ranging from 125 MBd Fast Ethernet transmitters and receivers to 10 Gigabit storage transceivers. We also supply parallel optic transceivers with as many as 12 parallel channels. In metropolitan networking applications, we supply SONET-compliant transceivers ranging from OC-3 to OC-192 standards. We also supply components for networking and enterprise storage I/O applications, including serializers/deserializers (SerDes) integrated into ASICs. Our CMOS processes provide low power consumption and superior noise immunity.
     Wireless Communications. We support the wireless industry with a broad variety of RF semiconductor devices, including diodes and discrete transistors, monolithic microwave integrated circuits (MMICs), filters and duplexers using our proprietary FBAR technology, and front end modules that incorporate multiple die into multi-function RF devices. Our expertise in amplifier design, FBAR technology and module integration capability enables us to offer industry-leading efficiency in RF transmitter applications. Our proprietary GaAs processes are critical to the production of low noise amplifier (LNA) products. In addition to RF devices, we provide a variety of peripheral devices for mobile handset applications. We also supply LEDs for camera-phone flashes and for backlighting applications in mobile handset keypads, as well as sensors for backlighting control.
     Computing Peripherals. We manufacture motion control encoders that control the paper feed and print head movement in printers and other office automation products. In addition, we were an early developer of image sensors for optical mouse applications, using LEDs and CMOS image sensors to create a subsystem that can detect motion over an arbitrary desktop surface. We are a leading supplier of image sensors for optical mice today, and have launched a new line of laser-based mouse products with improved precision. Computer displays, especially in notebook computer applications, use our products for LED backlighting and sensors to control display brightness based on ambient light conditions.
     The table below presents the major product families, major applications and major customers in our four primary target markets.

Target Market	Major Product Families	Major Applications	Major Customers

Industrial/Automotive Electronics	• LEDs	• In-car infotainment	• ABB Ltd.
	• Solid-state lighting assemblies	• Displays	• General Electric Company
	• Motion control encoders and subsystems	• Lighting	• Mitsubishi Electric Corp
	• Optocouplers	• Factory automation	• Rockwell Automation, Inc.
		• Motor controls	• Siemens AG
• Power supplies

Wired Infrastructure	• Fiber optic transceivers	• Telecommunications	• Cisco Systems Inc.
	• Serializer/deserializer (Serdes) ASICs	• Data communications	• Ericsson Telephone Company
	• LNA	• Storage area networking	• Hewlett-Packard Company
	• mm-wave mixers	• Servers	• Huawei Technologies Co., Ltd.
	• Diodes	• Base stations	• IBM Corporation
• Nortel Networks Corporation
• Siemens AG

Wireless Communications	• RF Amplifiers	• Voice and data communications	• LG Electronics
	• RF Filters	• Camera phone	• Motorola, Inc.
	• RF Front End Modules (FEMs)	• Keypad and display backlighting	• Nokia Corporation
	• Ambient Light Sensors	• Backlighting control	• Samsung Electronics
	• LEDs		• Sony Ericsson Mobile Communications AB

Computing Peripherals	• Optical mouse sensors	• Optical mice	• Cisco Systems
	• Motion control encoders and subsystems	• Printers	• Epson America, Inc.
	• LNA	• Office automation	• Hewlett-Packard Company
		• Optical disk drives	• Intel Corporation
		• W-LAN	• Konica Minolta Holdings Inc.
		• WiMAX	• Logitech International S.A.

Research and Development
     We are committed to continuous investment in product development. Many of our products grew out of our own research and development efforts, and have given us competitive advantages in certain target markets due to performance differentiations. We have launched a new line of RF components, a variety of fiber optic transceivers, updated LED products, encoders, as well as new ambient light photo sensor and proximity sensor products. In addition, our team of engineers works closely with many of our customers to develop and introduce products that address the specific requirements of those customers.
     We plan to continue investing in product development to support growth in our business. We also invest in process development and maintain initial fabrication capabilities in order to optimize processes for devices that are manufactured internally. Research and development expenses were $205 million, $187 million and $203 million for the years ended October 31, 2007, 2006 and 2005, respectively. We anticipate that we will continue to have significant research and development expenditures in order to maintain our competitive position with a continuous flow of innovative, improved-quality products and services. As of October 31, 2007, we had approximately 1,000 employees dedicated to research and development at multiple locations around the world, including the United States, Malaysia, Singapore, Korea and Italy.
     We also have research and development alliances with partners and ongoing technology sharing relationships with our principal contract manufacturers. We anticipate that we will continue to utilize research and development alliances to maximize the impact of our internal research and development investment.
Sales, Marketing and Distribution
     We sell our products through a network of distributors and our direct sales force throughout Asia, the United States and Europe. We have strategically developed distributor relationships to serve tens of thousands of customers, and we are a leading supplier to two of the largest global electronics components distributors. Our direct sales force is focused on supporting our large OEM customers.
     As of October 31, 2007, our sales and marketing organization consisted of approximately 500 employees, many of whom have responsibility for emerging accounts, for large, global accounts, or for our distributors. Our sales force has specialized product and service knowledge that enables us to sell specific offerings at key levels throughout a customer’s organization. Our main global distributors are Arrow Electronics, Inc. and Avnet, Inc., complemented by a number of specialty regional distributors with customer relationships based on their respective product ranges. We also provide a broad range of products and applications-related information to customers and channel partners via the Internet.
     Our customers require timely delivery often to multiple locations around the world. As part of our global reach, we have 14 sales offices located in 9 countries, with a significant presence in Asia, which is a key center of the worldwide electronics supply chain. Many of our customers design products in North America or Europe that are then manufactured in Asia. We are well-positioned to support our customers throughout the design, technology transfer and manufacturing stages across all geographies.
Customers
     We believe that customers buy our products due to our continued innovation, quality and effective service. We have a diversified and historically stable customer base. We maintain a dedicated customer support call center, where we address customer issues and handle logistics and other order fulfillment requirements.
     In the fiscal year ended October 31, 2007, Avnet, Inc. accounted for 13% of our net revenue from continuing operations and our top 10 customers collectively accounted for 51% of our net revenue from continuing operations for the fiscal year ended October 31, 2007.
Operations
     Our manufacturing operations are primarily outsourced, and we utilize external foundries, including Chartered Semiconductor Manufacturing Ltd., STMicroelectronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd., or TSMC. For certain of our product categories, substantially all of our revenue is derived from semiconductors fabricated by external foundries, including our enterprise ASICs and displays. Other products are fabricated internally, such as vertical cavity surface-emitting lasers (VCSELs) for fiber optics and certain wireless products targeted at the wireless communication market. We outsource our wafer fabrication operations in cases where the key innovation of the product is related to its design rather than to the process used for fabrication. In cases where our innovation has been in new materials and processes, we maintain our own internal fabrication facilities to protect our intellectual property and to develop the maturity of the technology for manufacturing. We also use third-party contract manufacturers for a significant majority of our assembly and test operations, including Amertron Incorporated, Amkor Technology, Globetronics Sdn Bhd/ISO Technology Sdn Bhd, the Hana Microelectronics Public Company Ltd. group of companies and Technocom Systems Sdn Bhd. The majority of our internal silicon and GaAs wafer fabrication is done in the United States and Singapore, while our internal assembly and test operations are in Malaysia and Singapore. As of October 31, 2007, approximately 1,800 manufacturing employees are devoted to these internal fabrication, assembly and test operations. In addition to these facilities, we utilize a network of contract manufacturers throughout Asia for semiconductor fabrication, packaging and testing. For selected customers, we maintain finished goods inventory near or at customer manufacturing sites to support their just-in-time production.
Materials and Suppliers
     Our manufacturing operations employ a wide variety of semiconductors, electromechanical components and assemblies and raw materials such as silicon, plastic resins and sheet metal. We purchase materials from hundreds of suppliers on a global basis. These supply relationships are generally conducted on a purchase order basis. While we have not experienced any difficulty in obtaining the materials used in the conduct of our business and we believe that no single supplier is material, some of the parts are not readily available from alternate suppliers due to their unique design or the length of time necessary for re-design or qualification. Our long-term relationships with our suppliers allow us to proactively manage our technology development and product discontinuance plans, and to monitor our suppliers’ financial health. Some suppliers may nonetheless extend their lead times, limit supplies, increase prices or cease to produce necessary parts for our products. If these are unique components, we may not be able to find a substitute quickly, or at all. To address the potential disruption in our supply chain, we use a number of techniques, including qualifying multiple sources of supply, redesign of products for alternative components and purchase of incremental inventory for supply buffer.
Competition
     The global semiconductor market is highly competitive. While no company competes against us in all of our product areas, our competitors range from large, international companies offering a wide range of products to smaller companies specializing in narrow markets. In addition, we compete against integrated device manufacturers and fabless semiconductor companies. The competitive environment is changing as a result of increased partnerships between competitors, and we expect that this will continue to evolve through alliances, strategic acquisitions or other agreements among our competitors. We expect competition in the markets in which we participate to continue to increase as existing competitors improve or expand their product offerings. Additionally, our ability to compete effectively depends on a number of factors, including: price, quality, technical performance, product features, product system compatibility, system-level design capability, customized design, strategic relationships with customers, new product innovation, product availability, delivery timing and reliability, and customer sales and technical support.
     The following table illustrates key competitors for our four primary target markets:

Industrial/Automotive Electronics	Fairchild Semiconductor International Inc., Heidenhain Corporation, IBM Microelectronics, Kingbright Elec. Co., Ltd./Everlight Electronics Co., Ltd., Kodenshi Corp., Lite-On Technology Corporation, NEC, Osram GmbH, Sharp Corporation, Stegmann Inc., Toshiba Corporation

Wired Infrastructure	Finisar Corporation, JDS Uniphase Corporation, Opnext Inc. NEC, STMicroelectronics and Texas Instruments Incorporated

Wireless Communications	Citizen Electronics Company Ltd., Epcos AG, Infineon Technologies AG, Lite-On Technology Corporation, Nichia Corporation, Osram GmbH, RF Micro Devices, Inc., Rohm Co., Ltd., Skyworks Solutions, Inc., STMicroelectronics, and Vishay Intertechnology, Inc.

Computing Peripherals	Kodenshi Corp., Pixart Imaging Inc., Rohm Co., Ltd., Sharp Corporation, STMicroelectronics, Vishay Intertechnology, Inc.
Intellectual Property
     We acquired ownership and license rights to a portfolio of patents and patent applications from Agilent. We have also acquired certain registered trademarks and service marks in the United States and internationally for discrete product offerings.
     Our strategy has been to seek patent and other intellectual property protection for those inventions and improvements likely to be incorporated into our products and services or that we believe may give us a competitive advantage. We believe that our patents, mask works, copyrights, trademarks, service marks, trade secrets and similar intellectual property are critical to our success and have significant value. However, much of this intellectual property is the subject of cross-licenses to other companies that have been granted by Agilent, or if originally derived from Hewlett-Packard, by Hewlett-Packard. In addition, much of the intellectual property originally owned or licensed from Hewlett-Packard is subject to substantial use restrictions. We intend to maintain and protect this intellectual property and to create additional intellectual property, and from time to time we may sue to enforce our intellectual property rights. From time to time, we may be subject to claims of infringement or other challenges to our right to use our intellectual property. There can be no assurance that any of our proprietary rights will not be challenged, invalidated or circumvented, that other claims will not arise, or that our rights as acquired from Agilent or to be developed in the future will provide significant competitive advantages.

Employees
     As of October 31, 2007, we had approximately 3,700 employees worldwide. Approximately 1,000 were dedicated to research and development, 1,800 to manufacturing, 500 to sales and marketing and 400 to general and administrative functions. By geography, approximately 64% of our employees are located in Asia, 29% in the United States and 7% in Europe. The substantial majority of our employees are not party to a collective bargaining agreement. However, approximately 400 of our 1,000 employees in Singapore, none of which are in management or supervisory positions, are subject to a collective bargaining agreement with United Workers of Electronic and Electrical Industries that expires on June 30, 2010. In addition, all of our employees in Italy and some employees in Japan are subject to a collective bargaining agreement. In Germany we are subject to collective agreements with the works councils at our sites, which apply to German employees other than managing directors and managers with similar authority. We believe we have a good working relationship with our employees and we have never experienced an interruption of business as a result of labor disputes.
Property, Plants and Equipment
     Our principal executive offices are located in Yishun, Singapore, and the headquarters for our U.S. subsidiaries is located in San Jose, California. In total, we have ten principal sites, two of which are located in the United States and the remaining eight of which are located in Germany, Italy, Korea, Malaysia and Singapore. We conduct our administration, manufacturing, research and development and sales and marketing in both owned and leased facilities. We believe that our owned and leased facilities are adequate for our present operations. The following is a list of our principal facilities and their primary functions.

Site	Major Activity	Owned/Leased	Square Footage

Yishun, Singapore	Administration, Manufacturing, Research and Development and Sales and Marketing	Leased	234,000
Depot Road, Singapore	Manufacturing	Leased	52,000
Senoko, Singapore	Manufacturing	Owned	52,000
Seoul, Korea	Research and Development and Sales and Marketing	Leased	28,000
Penang, Malaysia	Manufacturing, Research and Development, and Administration	Owned	439,000
San Jose, CA, United States	Administration, Research and Development and Sales and Marketing	Leased	183,000
Ft. Collins, CO, United States	Manufacturing and Research and Development	Owned	1,058,000
Boeblingen, Germany	Administration, Research and Development and Sales and Marketing	Leased	21,000
Regensburg, Germany	Manufacturing, Research and Development and Marketing	Leased	21,000
Turin, Italy	Manufacturing and Research and Development	Leased	59,000
Environmental
     Our research and development, and manufacturing operations involve the use of hazardous substances and are regulated under international, federal, state and local laws governing health and safety and the environment. We believe that our properties and operations at our facilities comply in all material respects with applicable environmental laws and worker health and safety laws; however, the risk of environmental liabilities cannot be completely eliminated and there can be no assurance that the application of environmental and health and safety laws to our business will not require us to incur significant expenditures. We are also regulated under a number of international, federal, state and local laws regarding recycling, product packaging and product content requirements. These laws are gradually becoming more stringent and may in the future cause us to incur significant expenditures.
Seasonality
     Please see “Item 5. Operating and Financial Review and Prospects — Seasonality” for information on the seasonality of our business.

Government Regulation
     Please see “Item 3. Key Information — Risk Factors” for information on the effects of governmental regulations on our business.
Organizational Structure
     Avago Technologies Finance Pte. Ltd. is a wholly-owned subsidiary of Avago Technologies Holdings Pte. Ltd., which is a wholly-owned subsidiary of Avago Technologies Limited, both organized under the laws of the Republic of Singapore. Our operations are conducted through our various subsidiaries.
     The following list includes our significant subsidiaries and equity investments and the percentage of ownership we held as of October 31, 2007:

	Country/Jurisdiction	Ownership Interest
Name of Subsidiary	of Incorporation	(Direct or Indirect)
Avago Semiconductor Technology (Shanghai) Limited	China	100%
Avago Technologies Canada Corporation	Canada	100%
Avago Technologies ECBU IP (Singapore) Pte. Ltd.	Singapore	100%
Avago Technologies Enterprise Holding (Labuan) Corporation	Labuan	100%
Avago Technologies Enterprise IP (Singapore) Pte. Ltd.	Singapore	100%
Avago Technoloiges Fiber GmbH	Germany	100%
Avago Technologies Fiber Holding (Labuan) Corporation	Labuan	100%
Avago Technologies Fiber IP (Singapore) Pte. Ltd.	Singapore	100%
Avago Technologies Finland Oy	Finland	100%
Avago Technologies General IP (Singapore) Pte. Ltd.	Singapore	100%
Avago Technologies GmbH	Germany	100%
Avago Technologies Holdings B.V.	Netherlands	100%
Avago Technologies (Hong Kong) Limited	Hong Kong	100%
Avago Technologies Imaging Holding (Labuan) Corporation	Labuan	100%
Avago Technologies International Sales Pte. Limited	Singapore	100%
Avago Technologies Italy S.r.l.	Italy	100%
Avago Technologies Japan, Ltd.	Japan	100%
Avago Technologies Korea Co. Ltd.	Korea	99%
Avago Technologies (Malaysia) Sdn. Bhd.	Malaysia	100%
Avago Technologies Manufacturing (Singapore) Pte. Ltd.	Singapore	100%
Avago Technologies Mexico, S. de R.L. de C.V.	Mexico	100%
Avago Technologies Sensor (U.S.A.) Inc.	Delaware (U.S.A.)	100%
Avago Technologies Spain SA	Spain	100%
Avago Technologies Storage Holding (Labuan) Corporation	Labuan	100%
Avago Technologies Sweden AB	Sweden	100%
Avago Technologies Trading Ltd	Mauritius	100%
Avago Technologies U.K. Limited	England	100%
Avago Technologies U.S. Inc.	Delaware (U.S.A.)	100%
Avago Technologies U.S. R&D Inc.	Delaware (U.S.A.)	100%
Avago Technologies Wireless (U.S.A.) Inc.	Delaware (U.S.A.)	100%
Avago Technologies Wireless (U.S.A.) Manufacturing Inc.	Delaware (U.S.A.)	100%
Avago Technologies Wireless Holding (Labuan) Corporation	Labuan	100%
Avago Technologies Wireless Holdings B.V.	Netherlands	100%
Avago Technologies Wireless Hungary Vagyonkezelõ Kft	Hungary	100%
Avago Technologies Wireless IP (Singapore) Pte. Ltd.	Singapore	100%
Item 4A. Unresolved Staff Comments
     Not applicable.

Item 5. Operating and Financial Review and Prospects
     The following discussion and analysis of our financial condition and results of operations includes periods prior to the SPG Acquisition and related financings (collectively, the “Transactions”). Accordingly, the discussion and analysis of the Predecessor period does not reflect the significant impact of the Transactions. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the caption “Item 3.Key Information — Risk Factors” or in other parts of this Form 20-F.
Overview
     We are a global supplier of analog interface components for communications, industrial and consumer applications. Our operations are primarily fabless, which means that we rely on independent foundries and third-party contractors to perform most manufacturing, assembly and test functions. This strategy allows us to focus on designing, developing and marketing our products and significantly reduces the amount of capital we need to invest in manufacturing products. We serve four primary target markets: wireless communications, wired infrastructure, industrial/automotive electronics and computing peripherals.
     We are the Successor to the SPG business segment of Agilent. We purchased the assets of SPG on December 1, 2005 for approximately $2.7 billion. The SPG Acquisition was accounted for by the purchase method of accounting for business combinations and, accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair values. Agilent operated with a fiscal year ending on each October 31, and we have retained that annual fiscal period. The accompanying consolidated financial statements are presented for two periods: Predecessor and Successor, which relate to the period preceding the SPG Acquisition and the period succeeding the SPG Acquisition, respectively. We did not have any significant operating activity prior to December 1, 2005 and accordingly, all references to the year ended October 31, 2006 represent only the eleven months of our operations since completion of the SPG Acquisition. All of the financial statements included in this Form 20-F are presented in accordance with U.S. GAAP and expressed in U.S. dollars unless otherwise noted.
     Predecessor’s financial statements were prepared using Agilent’s historical bases in the assets and liabilities. As such, the Predecessor financial statements include allocations of certain Agilent corporate expenses, including centralized research and development, legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other Agilent corporate and infrastructure costs. The expense allocations were determined on bases that Agilent considered to be a reasonable reflection of the utilization of services provided or the benefit received by Predecessor. These internal allocations by Agilent ended on November 30, 2005. From and after December 1, 2005, we acquired select services on a transitional basis from Agilent under an MSA. Over the eleven-month period ended October 31, 2006, we progressively reduced the services provided by Agilent under the MSA and transitioned to substitute services either provided internally or through outsourcing vendors retained by us. Agilent’s obligations under the MSA terminated on August 31, 2006. Therefore, the financial information presented in Predecessor’s financial statements is not necessarily indicative of what our consolidated financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity. Further, our results in fiscal year 2006 reflect a changing combination of Agilent-sourced and internally-sourced services and do not necessarily represent our cost structure in periods after 2006.
     We financed the SPG Acquisition through the issuance to Avago Technologies Holding Pte. Ltd. (“Holdings”) of approximately $1,300 million of equity, consisting of $1,050 million of ordinary shares, $250 million of redeemable convertible preference shares, borrowings under our senior credit facilities in the principal amount of $475 million and the issuance of the notes in the principal amount of $1,000 million. In January 2006, as permitted by our senior credit agreement and the indentures governing the notes, we drew the full $250 million under the delayed-draw portion of our term loan facility to retire all of our redeemable convertible preference shares. We have subsequently permanently repaid the term loan facility principally through the net proceeds from the dispositions of our Storage Business and Printer ASICs Business. Additionally, through our cash flows generated from our operations we have repurchased $97 million in principal amount of our long-term debt, and we plan to redeem an additional $200 million of the long-term debt on December 18, 2007. See Note 22. “Subsequent Events” to the Consolidated Financial Statements.
Restructuring and Impairment Charges
     In the first quarter of 2007, we began to increase the use of outsourced service providers in our manufacturing operations. In connection with this strategy, we introduced a largely voluntary severance program intended to reduce our workforce and resulting in an approximately 40% decline in our employment, primarily in our major locations in Asia. Consequently, during the year ended October 31, 2007, we incurred total restructuring charges of $51 million, predominantly representing one-time employee termination benefits. See Note 12. “Restructuring and Asset Impairment Charges,” to the Consolidated Financial Statements for further description.

     During the year ended October 31, 2007, we recorded a $158 million write-down of certain long-lived assets following a review performed in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-lived assets” of the recoverability of the carrying value of certain manufacturing facilities (the “asset group”).
     SFAS No. 144 requires us to evaluate the recoverability of certain long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We continue to evaluate alternatives in support of increasing the use of outsource providers for our manufacturing operations. As part of this ongoing process and based on our review of internal and external factors, during the third quarter we assessed whether there had been a material impairment in certain long-lived assets pursuant to SFAS No. 144. Based on such assessment, we recorded impairment charges of $70 million mostly related to equipment and buildings at certain manufacturing facilities and $88 million for intangible assets related to those manufacturing operations. The net book value of the asset group before the impairment charges was $415 million.
     The impairment charge was measured as an excess of the carrying value of the asset group over its fair value. The fair value of the asset group was estimated using a present value technique, where expected future cash flows from the use and eventual disposal of the asset group were discounted by an interest rate commensurate with the risk of the cash flows.
POF Acquisition
     During the year ended October 31, 2007, we acquired the POF business from Infineon Technologies AG for $27 million in cash (the “POF Acquisition”). The purchase price was allocated to the acquired net assets based on estimates of fair values as follows: total assets of $30 million, including intangible assets of $17 million and goodwill of $6 million; and total liabilities of $3 million. From the acquisition date, the results of operations of POF business are included in our consolidated statements of operations and were not material to revenues or net loss for the period following acquisition. If we accounted for the POF Acquisition as if it had been acquired as of the beginning of the fiscal years 2007 and 2006, pro forma revenues and net loss for the period ended October 31, 2007 and 2006, respectively, would not have been materially different than reported amounts.
Dispositions
     In October 2007, we entered into a definitive agreement to sell our infra-red operation to Lite-On Technology Corporation (“Lite-On”) for $20 million, plus a cost reduction of our future purchases of non infra-red products. This transaction is expected to close during the quarter ending January 31, 2008.
     In November 2006, we entered into a definitive agreement to sell our image sensor operation to Micron Technology, Inc. (“Micron”) for $53 million. Our agreement with Micron also provides for up to $17 million in additional earn-out payments by Micron to us upon the achievement of certain milestones. Micron purchased certain assets, including intellectual property rights and fixed assets, and assumed certain liabilities. This transaction closed on December 8, 2006, resulting in $57 million of net proceeds, including $4 million of earn-out payments during the year ended October 31, 2007. In addition to this transaction, we also sold intellectual property rights related to the image sensor operation to another party for $12 million. We recorded a gain on the sale of approximately $50 million for both of these transactions, which was included in gains from discontinued operations.
     In February 2006, we entered into a definitive agreement to sell our Printer ASICs Business to Marvell International Technology Ltd. (“Marvell”). Our agreement with Marvell also provides for up to $35 million in additional performance-based payments by Marvell to us upon the achievement of certain revenue targets by the acquired business. This transaction closed on May 1, 2006, resulting in $245 million of net cash proceeds. For financial reporting purposes, there was no gain or loss recorded on the initial sale. In May 2006, we used the net proceeds to permanently repay a portion of the term loan facility under our senior credit agreement. In April 2007, we received $10 million of the performance-based payment from Marvell and recorded it as gains on discontinued operation.
     In October 2005, we entered into a definitive agreement to sell our Storage Business to PMC – Sierra Inc. (“PMC”), subject to certain conditions, including our completion of the SPG Acquisition. This transaction closed on February 28, 2006, resulting in $420 million of net cash proceeds. For financial reporting purposes, there was no gain or loss recorded on the sale. In March 2006, we used the net proceeds from this sale to permanently repay a portion of the term loan facility under our senior credit agreement.
     In February 2005, Predecessor sold its Camera Module Business to Flextronics International Ltd. (“Flextronics”). The assets sold did not include the image sensor operations, which were retained and subsequently sold to Micron. Flextronics paid $13 million upon closing and agreed to pay an additional $12 million (in twelve equal quarterly installments) payable each fiscal quarter following the February 2005 closing date. The agreement also provides for up to $13 million in additional performance-based payments by Flextronics upon the achievement of certain revenue targets by the acquired business.

     Except for the Camera Module Business, all of the above divestitures are treated as discontinued operations in our consolidated financial statements. The divestiture of the Camera Module Business by Predecessor did not meet the criteria for discontinued operations treatment under U.S. GAAP and, as such, historical results of the Camera Module Business are included in Predecessor’s financial results from continuing operations until February 3, 2005.
Critical Accounting Policies and Estimates
     The preparation of financial statements in accordance with U.S. GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by us may differ materially and adversely from our estimates. Our critical accounting policies are those that affect our historical financial statements materially and involve difficult, subjective or complex judgments by management. Those policies include revenue recognition, valuation of long-lived assets, intangible assets and goodwill, inventory valuation and accounting for income taxes.
     Revenue recognition. We recognize revenue, net of sales returns and allowances, provided that (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price is fixed or determinable and (iv) collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. We consider the price to be fixed or determinable when the price is not subject to refund or adjustments or when any such adjustments are accounted for. We evaluate the creditworthiness of our customers to determine that appropriate credit limits are established prior to the acceptance of an order. Revenue, including sales to resellers and distributors, is reduced for estimated returns and distributor allowances. We recognize revenue from sales of our products to distributors upon delivery of product to the distributors. An allowance for distributor credits covering price adjustments and scrap allowances is made based on our estimate of historical experience rates as well as considering economic conditions and contractual terms. Actual distributor claims activity have been materially consistent with the provisions we have made based on our historical estimates.
     Valuation of long-lived assets, intangible assets and goodwill. We assess the impairment of long-lived assets, intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. We are also required to perform annual assessments of goodwill impairment. Factors we consider important which could trigger an impairment review include (i) significant underperformance relative to historical or projected future operating results, (ii) significant changes in the manner of our use of the acquired assets or the strategy for our overall business, and (iii) significant negative industry or economic trends. An impairment loss is recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the asset is less than the net book value of the asset. The amount of the impairment loss will generally be measured as the difference between the net book values of the asset (or asset group) and its estimated fair value. We perform an annual impairment review of our goodwill during the fourth fiscal quarter of each year, or more frequently if we believe indicators of impairment exist.
     Inventory valuation. We value our inventory at the lower of the actual cost of the inventory or the current estimated market value of the inventory, cost being determined under the first-in, first-out method. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements. Demand for our products can fluctuate significantly from period to period. A significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. In addition, our industry is characterized by rapid technological change, frequent new product development and rapid product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand. Additionally, our estimates of future product demand may prove to be inaccurate, which may cause us to understate or overstate both the provision required for excess and obsolete inventory and cost of products sold. Therefore, although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our results of operations.
     Accounting for income taxes. We record a tax provision for the anticipated tax consequences of the reported results of operations. In accordance with SFAS No. 109, “Accounting for Income Taxes”, the provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized. Significant management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets and liabilities and any valuation allowances that might be required against the deferred tax assets. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowances. If we determine, in the future, a valuation allowance is required, such adjustment to the deferred tax assets would increase tax expense in the period in which such determination is made. Conversely, if we determine, in the future a valuation allowance is excess to our requirement, such adjustment to the deferred tax assets would decrease tax expense in the period in which such determination is made. In evaluating the exposure associated with various tax filing positions, we accrue income tax charges for probable exposures.
     Share-Based Compensation. Effective November 1, 2006 (fiscal year 2007), we adopted the provisions of SFAS No. 123R, “Share-Based Payment.” SFAS No. 123R establishes U.S. GAAP for share-based awards issued for employee services. Under SFAS No. 123R, share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period. We previously applied Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation.”
     We adopted SFAS No. 123R using the prospective transition method. Under this method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption. For share-based awards granted after November 1, 2006, we recognized compensation expense based on the estimated grant date fair value method required under SFAS No. 123R, using Black-Scholes valuation with straight-line amortization method. Since SFAS No. 123R requires that share-based compensation expense be based on awards that are ultimately expected to vest, estimated share-based compensation for such awards for the year ended October 31, 2007 has been reduced for estimated forfeitures. For outstanding share-based awards granted before November 1, 2006, which were originally accounted under the provisions of APB No. 25 and the minimum value method for pro forma disclosures of SFAS No. 123, we continue to account for any portion of such awards under the originally applied accounting principles. As a result, performance-based awards granted before November 1, 2006 are subject to variable accounting until such options are vested, forfeited or cancelled. Variable accounting requires us to value the variable options at the end of each accounting period based upon the then current market price of the underlying common stock. Accordingly, our share-based compensation is subject to significant fluctuation based on changes in the fair value of our common stock.
     For the year ended October 31, 2007, we recorded $12 million of employee and non-employee share-based compensation, recorded as cost of products sold, research and development and sales, general and administrative expenses, as appropriate.
     The weighted-average assumptions utilized for our Black-Scholes valuation model for the year ended October 31, 2007 are as follows:

Year Ended
October 31, 2007

Risk-free interest rate	4.64%
Dividend yield	0%
Volatility	47%
Expected term (in years)	6.5
     The dividend yield of zero is based on the fact that we have no present intention to pay cash dividends. Expected volatility is based on the combination of historical volatility of guideline publicly traded companies over the period commensurate with the expected life of the options and the implied volatility of guideline publicly traded companies from traded options with a term of 180 days or greater measured over the last three months. The risk-free interest rate is derived from the average U.S. Treasury Strips rate during the period, which approximates the rate in effect at the time of grant. The expected life calculation is based on the simplified method of estimating expected life outlined by the SEC in the Staff Accounting Bulletin (“SAB”) No. 107. Determining the input factors such as expected volatility and estimated forfeiture rates requires significant judgment based on subjective future expectations.
Net Revenue
     Substantially all of our net revenue is derived from sales of semiconductor components incorporated into electronic products. We serve four primary target markets: wireless communications, wired infrastructure, industrial/automotive electronics and computing peripherals. We sell our products primarily through our direct sales force. We also utilize distributors for a portion of our business.

     Erosion of average selling prices of established products is typical of the industry. Consistent with trends in the semiconductor industry, we anticipate that average selling prices will continue to drop in the future. However, as part of our normal course of business, we plan to offset price reductions with efforts to reduce manufacturing costs of existing products and with new product introductions.
     Historically, a relatively small number of customers have accounted for a significant portion of our net revenue. In the fiscal year ended October 31, 2007, Avnet, Inc. accounted for 13% of our net revenue from continuing operations and our top 10 customers collectively accounted for 51% of our net revenue from continuing operations for the fiscal year ended October 31, 2007. We expect to continue to experience significant customer concentration in future periods.
     The demand for our products has been affected in the past, and may continue to be affected in the future, by various factors, including, but not limited to, the following:
•	general economic and market conditions in the semiconductor industry and in our target markets;

•	our ability to specify, develop or acquire, complete, introduce and market new products and technologies in a cost effective and timely manner;

•	the timing, rescheduling or cancellation of expected customer orders and our ability to manage inventory;

•	the rate at which our present and future customers and end-users adopt our products and technologies in our target markets; and

•	the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of our products.
     For these and other reasons, our net revenue for the year ended October 31, 2007 and prior periods may not necessarily be indicative of future net revenue and results of operations.
Costs and Expenses
     Cost of products sold. Our cost of products sold consists primarily of the cost of semiconductor wafers and other materials, and the cost of assembly and test. Cost of products sold also includes personnel costs and overhead related to our manufacturing and manufacturing engineering operations, including share-based compensation, and related occupancy, computer services and equipment costs, manufacturing quality, order fulfillment and inventory adjustments, including write-downs for inventory obsolescence and other manufacturing expenses.
     Research and development. Research and development expense consists primarily of personnel costs for our engineers engaged in the design, development and technical support of our products and technologies, including share-based compensation. These expenses also include project material costs, third-party fees paid to consultants, prototype development expenses, allocated facilities costs and other corporate expenses and computer services costs related to supporting computer tools used in the engineering and design process.
     Selling, general and administrative. Our sales and marketing expense consists primarily of compensation and associated costs for sales and marketing personnel, including share-based compensation, sales commissions paid to our independent sales representatives, costs of advertising, trade shows, corporate marketing, promotion, travel related to our sales and marketing operations, related occupancy and equipment costs and other marketing costs. Our general and administrative expense consists primarily of compensation and associated costs for executive management, finance, human resources and other administrative personnel, outside professional fees, allocated facilities costs and other corporate expenses.
     Amortization of intangible assets. In connection with the SPG Acquisition, we recorded intangible assets of $1,233 million, net of assets of the Storage Business held for sale. In connection with the POF Acquisition, we recorded intangible assets of $17 million. These intangible assets are being amortized over their estimated useful lives of six months to 20 years. In connection with the SPG and POF Acquisitions, we also recorded goodwill of $193 million (net of assets of the Storage Business held for sale) and $6 million, respectively, which is not being amortized.
     Interest expense. In connection with the SPG Acquisition, we incurred substantial indebtedness. Although this debt has been substantially reduced over the past two fiscal years, principally through net proceeds derived from the divestiture of our Storage and Printer ASICs businesses as well as cash flows from operations, the interest expense relating to this debt has adversely affected, and will continue to adversely affect, our earnings.

     Other income, net. Other income includes interest income, currency gains (losses) on balance sheet remeasurement and other miscellaneous items.
     Provision for income taxes. We have received material tax concessions in Singapore and in Malaysia. Such tax concessions require that we meet certain operating conditions to retain these tax concessions. As a result of the tax concessions, we expect our operations to be subject to relatively lower income taxes than would otherwise be the case under ordinary tax rates.
Results from Continuing Operations
Year Ended October 31, 2007 Compared to Combined Year Ended October 31, 2006, and Combined Year Ended October 31, 2006 Compared to Predecessor’s Year Ended October 31, 2005
     The following tables set forth the results of operations for the year ended October 31, 2007, 2006 and 2005. The combined results of operations for the year ended October 31, 2006 include the operations of our business for the eleven months, from and after the closing of the SPG Acquisition on December 1, 2005, and the results of operations of Predecessor for the month of November 2005. From our inception in September 2005 through November 30, 2005, the Company had no revenues, cost of products sold, research and development expense or significant operating activities. During this period, the sole activities of the Company were those undertaken in connection with the preparation for the consummation of the SPG Acquisition on, and in anticipation of the commencement of operating activities following, December 1, 2005. For these reasons, management believes that combining the one month Predecessor results with the eleven months post-acquisition results is the most meaningful presentation. The combined operating results have not been prepared as pro forma results under applicable regulations, may not reflect the actual results we would have achieved absent the SPG Acquisition and may not be predictive of future results of operations. In addition, despite the combined presentation not being in accordance with U.S. GAAP because of, among other things, the change in the historical carrying value or basis of assets and liabilities that resulted from the SPG Acquisition and our transition to a stand-alone entity, the Company believes that for comparison purposes, such a presentation is most meaningful to an understanding of the results of the business. Additionally, the historic periods do not reflect the impact the SPG Acquisition had on us, most notably significantly increased leverage and liquidity requirements, and may not be predictive of future results of operations.

	Company		Predecessor		Combined	Company	Combined	Predecessor
	Year Ended	Year Ended	One Month Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	October 31,	October 31,	November 30,	October 31,	October 31,	October 31,	October 31,	October 31,
	2007	2006	2005	2005	2006	2007	2006	2005
	(In millions)		(In millions)			As a percentage of net revenue
Statement of Operations Data:
Net revenue	$1,527	$1,399	$114	$1,410	$1,513	100%	100%	100%

Costs and expenses:
Cost of products sold:
Cost of products sold	936	926	87	935	1,013	61%	67%	66%
Amortization of intangible assets	60	55	—	—	55	4%	4%	0%
Asset impairment charges	140	—	—	2	—	9%	0%	0%
Restructuring charges	29	2	—	2	2	2%	0%	1%

Total cost of products sold	1,165	983	87	939	1,070	76%	71%	67%
Research and development	205	187	22	203	209	14%	14%	15%
Selling, general and administrative	193	243	27	245	270	13%	18%	17%
Amortization of intangible assets	28	56	—	—	56	2%	4%	0%
Asset impairment charges	18	—	—	1	—	1%	0%	0%
Restructuring charges	22	3	1	15	4	1%	0%	1%
Litigation settlement	—	21	—	—	21	0%	1%	0%
Acquired in-process research and development	1	—	—	—	—	0%	0%	0%

Total costs and expenses	1,632	1,493	137	1,403	1,630	107%	108%	100%

Income (loss) from operations	(105)	(94)	(23)	7	(117)	(7)%	(8)%	0%
Interest expense	(109)	(143)	—	—	(143)	(7)%	(9)%	0%
Loss on extinguishment of debt	(12)	—	—	—	—	(1)%	0%	0%
Other income, net	14	12	—	7	12	1%	1%	1%

Income (loss) from continuing operations before taxes	(212)	(225)	(23)	14	(248)	(14)%	(16)%	1%
Provision for income taxes	8	3	2	5	5	0%	1%	0%

Income (loss) from continuing operations	(220)	(228)	(25)	9	(253)	(14)%	(17)%	1%
Income from and gain on discontinued operations, net of income taxes	61	1	1	22	2	4%	0%	1%

Net income (loss)	$(159)	$(227)	$(24)	$31	$(251)	(10)%	(17)%	2%

     Net revenue. Net revenue was $1,527 million for the year ended October 31, 2007, as compared to $1,513 million for the combined year ended October 31, 2006, an increase of $14 million or 1%. Net revenue from products targeted at the wireless communications market increased in the year ended October 31, 2007 as we focused on changing product mix towards more proprietary products. Net revenue from products targeted at the industrial/automotive electronics market experienced moderate increase driven by growth in fiber optics in the auto market offset by weaker optocoupler and LED sales.
     Net revenue was $1,513 million for the combined year ended October 31, 2006, as compared to $1,410 million for the year ended October 31, 2005, an increase of $103 million or 7%. On February 3, 2005, Agilent completed the sale of the Camera Module Business. Net revenue for the year ended October 31, 2005 includes $69 million of net revenue relating to the Camera Module Business prior to its sale. Excluding the $69 million of Camera Module net revenue from 2005, net revenue increased from 2005 to 2006 by $172 million, or 13%. Net revenue from products targeted at the wireless communications market increased in the year ended October 31, 2006 as we focused on improving the mix of proprietary products to drive increased margin in this target market. Net revenue from products targeted at the industrial/automotive electronics market experienced strong growth driven by increased shipments of optocouplers and increased demand for industrial encoders. Sales of our products targeted at the wired infrastructure market also experienced growth as the target market grew stronger and boosted sales of our next generation products. Net revenue from products targeted at the computing peripherals market remained flat.
     Cost of products sold. Total cost of products sold, which includes amortization of manufacturing-related intangible assets purchased from Agilent, was $1,165 million for the year ended October 31, 2007, as compared to $1,070 million for the combined year ended October 31, 2006, an increase of $95 million, or 9%. As a percentage of net revenue, cost of products sold increased from 71% to 76%, primarily due to the asset impairment charge of $140 million recorded in the third quarter of fiscal year 2007.
     Total cost of products sold, which includes amortization of manufacturing-related intangible assets purchased from Agilent, was $1,070 million for the combined year ended October 31, 2006, as compared to $939 million for the year ended October 31, 2005, an increase of $131 million, or 14%. As a percentage of net revenue, cost of products sold increased from 67% to 71%, primarily due to the amortization of intangibles of $55 million and a fair value adjustment of $43 million relating to inventory acquired as a part of the SPG Acquisition in fiscal year 2006.
     Research and development. Research and development expense was $205 million for the year ended October 31, 2007, as compared to $209 million for the combined year ended October 31, 2006, a decrease of $4 million, or 2%. As a percentage of net revenue, research and development expenses remained flat at 14% in both periods.
     Research and development expense was $209 million for the combined year ended October 31, 2006, as compared to $203 million for the year ended October 31, 2005, an increase of $6 million, or 3%. As a percentage of net revenue, research and development expenses slightly decreased from 15% to 14%.
     Selling, general and administrative. Selling, general and administrative expense was $193 million for the year ended October 31, 2007, as compared to $270 million for the combined year ended October 31, 2006, a decrease of $77 million, or 29%. As a percentage of net revenue, selling, general and administrative expense decreased 5%, from 18% to 13%. Selling, general and administrative expense for the combined year ended October 31, 2006 included one-time transition costs in connection with establishing the corporate infrastructure required to operate as a stand-alone entity. Excluding transition expenses, selling, general and administrative expenses decreased over the period as we reduced the services provided by Agilent under the MSA and transitioned to our stand-alone corporate infrastructure.
     Selling, general and administrative expense was $270 million for the combined year ended October 31, 2006, as compared to $245 million for the year ended October 31, 2005, an increase of $25 million, or 10%. As a percentage of net revenue, selling, general and administrative expense increased 1%, from 17% to 18%. Selling, general and administrative expense for the combined year ended October 31, 2006 increased as we incurred one-time transition costs in connection with establishing the corporate infrastructure required to operate as a stand-alone entity. In addition, the results for the one month ended November 30, 2005 include $7 million in transition costs allocated by Agilent and a $4 million stock-based compensation expense associated with the adoption of SFAS 123R by Agilent. Excluding transition expenses, selling, general and administrative expenses decreased over the period as we reduced the services provided by Agilent under the MSA and transitioned to our stand-alone corporate infrastructure.
     Amortization of intangible assets. Amortization of intangible assets was $28 million for the year ended October 31, 2007 compared to $56 million for the combined year ended October 31, 2006, a decrease of $28 million or 50%. Amortization of intangible assets decreased as order backlog was fully amortized during fiscal year 2006.
     We did not incur amortization of intangible assets during fiscal year 2005, before the SPG acquisition.

     Asset impairment charges. During the year ended October 31, 2007, we recorded a $158 million write-down of certain long-lived assets following a review of the recoverability of the carrying value of certain manufacturing facilities in accordance with SFAS No. 144. See Note 12. “Restructuring and Asset Impairment Charges” to the Consolidated Financial Statements.
     Restructuring charges. During the year ended October 31, 2007, we incurred restructuring charges of $51 million, $22 million of which was recorded as part of the operating expenses and the remainder was recorded as part of cost of products sold. Our restructuring charges predominantly represent one-time employee termination benefits. See Note 12. “Restructuring and Asset Impairment Charges” to the Consolidated Financial Statements.
     We incurred total restructuring charges of $4 million during the combined year ended October 31, 2006 related to our effort to rationalize our product lines, compared to $15 million during the year ended October 31, 2005 related to certain restructuring action initiated by Agilent. See Note 12. “Restructuring and Asset Impairment Charges” to the Consolidated Financial Statements.
     Litigation settlement. In November 2006, we agreed to settle a trade secret lawsuit filed by Sputtered Films Inc., a subsidiary of Tegal Corporation, against Agilent, Advanced Modular Sputtering Inc. and our company. We assumed responsibility for this litigation in connection with our SPG Acquisition and accrued this liability in the fourth quarter of fiscal year 2006.
     Acquired in-process research and development (IPRD). IPRD was $1 million for the year ended October 31, 2007 related to completion of the POF Acquisition. The amounts allocated to IPRD were determined based on our estimates of the fair value of assets acquired using valuation techniques used in the semiconductor industry and were charged to expense in the third quarter of fiscal year 2007. The projects that qualify for IPRD had not reached technical feasibility and no future use existed in Avago. In accordance with SFAS No. 2, Accounting for Research and Development Costs, as clarified by Financial Accounting Standard Board (“FASB”) Interpretation, or FIN, No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method — an Interpretation of FASB Statement No. 2, amounts assigned to IPRD meeting the above stated criteria were charge to expense as part of the allocation of the purchase price.
     Interest expense. Interest expense was $109 million for the year ended October 31, 2007, as compared to $143 million for the combined year ended October 31, 2006. Interest expense for the combined year ended October 31, 2006 includes an aggregate of amortization of debt issuance costs and commitment fees for expired facilities, including $19 million of unamortized debt issuance costs that were written off in conjunction with the repayment of the term loan facility during this period. In connection with the SPG Acquisition, we incurred substantial indebtedness. Although this debt has been substantially reduced over the past two years, principally through net proceeds derived from the divestiture of our Storage Business and Printer ASICs Business and our cash flows generated from operations, the interest expense relating to this debt has adversely affected, and will continue to adversely affect, our earnings.
     We did not incur interest expense for the year ended October 31, 2005, before the SPG acquisition.
     Loss on extinguishment of debt. In April 2007, we completed a “Modified Dutch Auction” tender offer (the “Offer”) and repurchased $77 million in principal amounts of the Senior Fixed Rate Notes. The repurchase of these Senior Fixed Rate Notes resulted in a loss on extinguishment of debt of $10 million. Additionally, during fiscal year 2007, we repurchased $20 million in principal amounts of the Senior Fixed Rate Notes from the open market, resulting in a loss on extinguishment of debt of $2 million. See Note 9. “Senior Credit Facilities and Borrowings” to the Consolidated Financial Statements.
     Other income, net. Other income, net was $14 million for the year ended October 31, 2007, as compared to $12 million for the combined year ended October 31, 2006, an increase of $2 million.
     Other income, net was $12 million for the combined year ended October 31, 2006, as compared to $7 million for the year ended October 31, 2005, an increase of $5 million. Other income for the combined year ended October 31, 2006 includes $6 million of interest income and $2 million of currency gains on balance sheet remeasurement. The results for the year ended October 31, 2005 include a gain of $12 million on the sale of the Camera Module Business.
     Provision for income taxes. Our income tax provision was $8 million for the year ended October 31, 2007, as compared to $5 million for the combined year ended October 31, 2006. The increase is primarily driven by an increase in Singapore and US operating profits.
     The Predecessor’s income tax provision on continuing operations was $5 million for the year ended October 31, 2005.

Backlog
     Our sales are generally made pursuant to short-term purchase orders. These purchase orders are made without deposits and may be rescheduled, canceled or modified on relatively short notice, and in most cases without substantial penalty. Therefore, we believe that purchase orders or backlog are not a reliable indicator of future sales.
Seasonality
     Sales of consumer electronics are higher during the calendar year end period, and as a result, we typically experience higher revenues during our fourth fiscal quarter while sales typically decline in our first fiscal quarter.
Liquidity and Capital Resources
     We began operating as an independent company on December 1, 2005. Prior to that date, we operated as a business segment of Agilent, which funded all of our cash requirements, and received all of the cash our operations generated, through a centralized cash management system.
     Our short-term and long-term liquidity requirements primarily arise from: (i) interest and principal payments related to our debt obligations, (ii) working capital requirements and (iii) capital expenditures.
     We expect our cash flows from operations, combined with availability under our revolving credit facility, to provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital spending for at least the next 12 months.
     Our ability to service our indebtedness will depend on our ability to generate cash in the future. Given our high level of debt and related debt service requirements, we may not have significant cash available to meet any large unanticipated liquidity requirements, other than from available borrowings, if any, under our revolving credit facility. As a result, we may not retain a sufficient amount of cash to finance growth opportunities, including acquisitions, or unanticipated capital expenditures or to fund our operations. If we do not have sufficient cash for these purposes, our financial condition and our business could suffer.
Cash Flows for the Year ended October 31, 2007, and 2006
     We generated cash from operations of $144 million and $381 million during the year ended October 31, 2007 and 2006, respectively.
     For the year ended October 31, 2007, we incurred a net loss of $159 million, which included non-cash items of $308 million. Non-cash charges for the year ended October 31, 2007 include $176 million for depreciation and amortization, asset impairment charge of $158 million and gain on discontinued operations of $61 million. For the same period, the net change in working capital was $5 million.
     The net cash provided by operations in 2006 was primarily due to changes in working capital of $366 million and non-cash charges of $242 million, offset by a net loss of $227 million. Non-cash charges for the year ended October 31, 2006 include $210 million for depreciation and amortization and $22 million for amortization of debt issuance costs. Significant working capital changes contributing to cash provided by operations include a decrease in accounts receivable of $136 million due to improved collections, increase in accounts payable and other current assets and current liabilities of $32 million and $95 million, respectively, due primarily to the timing of payments and an increase in employee compensation and benefits accruals of $53 million as the result of the implementation of our employee benefit programs, transactional receivables and liabilities relate to VAT, sales tax and similar transactional taxes. Our reported cash flow from operations for the year ended October 31, 2006 reflects in part the initial build-up of current assets and liabilities not acquired or assumed from Agilent relating to taxes and employee obligations, and is not necessarily indicative of future cash flow.
     Net cash used in investing activities for the year ended October 31, 2007 was $5 million. The net cash used in investing activities related to purchases of property, plant and equipment of $37 million, acquisition of the POF business for $27 million, offset by net proceeds received from the sales of the Image Sensor business of $57 million as well as earnout payments received from disposition of the Printer ASICs Business in 2006 of $10 million.
     Net cash used in investing activities for the year ended October 31, 2006 was $2,100 million. The net cash used in investing activities was principally due to the SPG Acquisition for $2,707 million and purchases of property, plant and equipment of $59 million, offset by net proceeds received from the sales of the Printer ASICs Business and Storage Business of $245 million and $420 million, respectively.

     Net cash used by financing activities for the year ended October 31, 2007 was $112 million and primarily related to payments made to retire our long-term debt for $107 million, which includes the premium on the redemption.
     Net cash provided by financing activities for the year ended October 31, 2006 was $1,991 million. The net cash provided by financing activities was principally from proceeds of $1,666 million from debt borrowings and the issuance of ordinary and redeemable convertible preference shares of approximately $1,051 million and $250 million, respectively, less $725 million of debt repayments and $249 million associated with the redemption of all of the redeemable convertible preference shares.
Indebtedness
     We have a substantial amount of indebtedness. As of October 31, 2007, we had $907 million outstanding in aggregate indebtedness and non-current capital lease obligations, with an additional $375 million of borrowing capacity available under our revolving credit facility (not giving effect to outstanding letters of credit of $16 million at October 31, 2007, which reduce the amount available under our revolving credit facility on a dollar-for-dollar basis). Our liquidity requirements are significant, primarily due to debt service requirements. Our cash interest expense for the year ended October 31, 2007 was $105 million.
     In 2006, we used $420 million of net proceeds from the sale of our Storage Business and $245 million of net proceeds from the sale of our Printer ASICs Business to permanently repay borrowings under our term loan facility, significantly reducing our indebtedness.
     Senior Credit Facilities
     In connection with the SPG Acquisition, we entered into a senior credit agreement with a syndicate of financial institutions. The senior secured credit facilities initially consisted of (i) a seven-year $725 million term loan facility and (ii) a six-year, $250 million revolving credit facility for general corporate purposes. The revolving credit facility was increased to $375 million in the fourth quarter of fiscal year 2007.
     The revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day or one-day notice referred to as swingline loans and is available to us and certain of our subsidiaries in U.S. dollars and other currencies. The term loan credit facility was available for drawdown until April 30, 2006. We drew $475 million under our term loan facility to finance a portion of the SPG Acquisition. On January 26, 2006, as permitted by our senior credit agreement and the indentures governing the outstanding notes, we drew the full $250 million under the delayed-draw portion of our term loan facility to retire all of our redeemable convertible preference shares. We used the net proceeds from the sale of our Storage Business and Printer ASICs Business to permanently repay borrowings under our term loan facility. As of October 31, 2006, the term loan facility had been permanently repaid in full and may not be redrawn.
     Interest Rate and Fees: Borrowings under the senior credit agreement bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the United States prime rate and (2) the federal funds rate plus 0.5% (or an equivalent base rate for loans originating outside the United States, to the extent available) or (b) a LIBOR rate (or the equivalent thereof in the relevant jurisdiction) determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. At October 31, 2007, the lender’s base rate was 7.50% and the one-month LIBOR rate was 4.71%. The applicable margin for borrowings under the revolving credit facility is 0.75% with respect to base rate borrowings and 1.75% with respect to LIBOR borrowings.
     We are required to pay a commitment fee to the lenders under the revolving credit facility with respect to any unutilized commitments thereunder. At October 31, 2007, the commitment fee on the revolving credit facility is 0.375% per annum. We must also pay customary letter of credit fees. The commitment fee is expensed as additional interest expense.
     Maturity: Principal amounts outstanding under the revolving credit facility are due and payable in full on December 1, 2011. As of October 31, 2007, we have not borrowed against the revolving credit facility, although we had $16 million of letters of credit outstanding under the facility which reduce the amount available on a dollar-for-dollar basis.
     Certain Covenants and Events of Default: The senior credit agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:
•	incur additional debt or issue certain preferred shares;

•	create liens on assets;

•	enter into sale-leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	pay dividends and distributions, repurchase our capital stock or make other restricted payments;

•	make investments, loans or advances;

•	make capital expenditures;

•	repay subordinated indebtedness (including the senior subordinated notes);

•	make certain acquisitions;

•	amend material agreements governing our subordinated indebtedness (including the senior subordinated notes);

•	change our lines of business; and

•	change the status of our parent company, Avago Technologies Holdings Pte. Ltd., as a passive holding company.
     In addition, the senior credit agreement requires us to maintain a maximum senior secured leverage ratio. The senior credit agreement also contains certain customary affirmative covenants and events of default. See “Description of Other Indebtedness — Senior Credit Facilities” in our Registration Statement. We were in compliance with all our covenants at October 31, 2007.
     Senior Notes and Senior Subordinated Notes
     In connection with the SPG Acquisition, we completed a private placement of $1,000 million principal amount of unsecured debt consisting of (i) $500 million principal amount of 101/8% senior notes due December 1, 2013, (ii) $250 million principal amount of senior floating rate notes due June 1, 2013, and (iii) $250 million principal amount of 117/8% senior subordinated notes due December 1, 2015.
     The indentures governing the outstanding senior notes and senior subordinated notes limit our (and most or all of our subsidiaries’) ability to:
•	incur additional indebtedness and issue disqualified stock or preferred shares;

•	pay dividends or make other distributions on, redeem or repurchase our capital stock or make other restricted payments;

•	make investments, acquisitions, loans or advances;

•	incur or create liens;

•	transfer or sell certain assets;

•	engage in sale and lease back transactions;

•	declare dividends or make other payments to us;

•	guarantee indebtedness;

•	engage in transactions with affiliates; and

•	consolidate, merge or transfer all or substantially all of our assets.
     Subject to certain exceptions, the indentures governing the outstanding notes permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness. See “Description of Exchange Senior Notes” and “Description of Exchange Senior Subordinated Notes” in our Registration Statement. We were in compliance with all our covenants at October 31, 2007.

     Contractual Commitments
     Our cash flows from operations are dependent on a number of factors, including fluctuations in our operating results, accounts receivable collections, inventory management, and the timing of payments. As a result, the impact of contractual obligations on our liquidity and capital resources in future periods should be analyzed in conjunction with such factors.
     The following table sets forth our long-term debt, operating and capital lease and purchase obligations as of October 31, 2007 for the fiscal periods noted (in millions). We did not commence substantive operations until the completion of the SPG Acquisition on December 1, 2005 and our balance sheet and contractual commitment data for any prior date are not meaningful.

			2009 to	2011 to
	Total	2008	2010	2012	Thereafter

Short-term and long-term debt(1)	$903	$—	$—	$—	$903
Estimated future interest expense payments(2)	563	84	168	167	144
Operating leases(3)	38	11	15	5	7
Capital leases(4)	7	2	4	1	—
Commitments to contract manufacturers and other purchase obligations(5)	22	22	—	—	—
Additional contractual commitments(6)	283	43	69	62	109

(1)	Represents our outstanding notes.

(2)	Represents interest payments on our outstanding notes assuming the same rate on the senior floating rate notes as was in effect on October 31, 2007, commitment fees and letter of credit fees and assuming redemption of $200 million of the Senior Floating Rates Notes to occur on December 18, 2007. See Note 22. “Subsequent Events.”

(3)	Includes operating lease commitments for facilities and equipment that we have entered into with Agilent and other third parties.

(4)	Includes capital lease commitments for equipment that we have entered into with third parties.

(5)	We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. During the normal course of business, we issue purchase orders with estimates of our requirements several months ahead of the delivery dates. However, our agreements with these suppliers usually allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed. Typically purchase orders outstanding with delivery dates within 30 days are non-cancelable.

In addition to the above, we record a liability for firm, non-cancelable, and unconditional purchase commitments for quantities in excess of our future demand forecasts in conjunction with our write-down of inventory. As of October 31, 2007, the liability for our firm, non-cancelable, and unconditional purchase commitments was $3 million. These amounts are included in other liabilities in our balance sheets at October 31, 2007, and are not included in the preceding table.

(6)	We have entered into several agreements related to IT, human resources, financial advisory services and other services agreements.
Off-Balance Sheet Arrangements
     We had no material off-balance sheet arrangements at October 31, 2007.
New Accounting Pronouncements
     In December 2006, the FASB issued Staff Position (“FSP”) EITF 00-19-2, “Accounting for Registration Payment Arrangements.” This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5,

“Accounting for Contingencies.” The guidance is effective for fiscal years beginning after December 15, 2006. We do not expect this EITF to have a material impact on our financial statements.
     In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations.” SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. SFAS 141(R) also requires that acquisition-related costs be recognized separately from the acquisition. SFAS 141(R) is effective for us for fiscal 2010. We are currently evaluating this new pronouncement and the related impact on our financial statements.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of SFAS No. 115.” SFAS No. 159 allows companies to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 also establishes presentation and disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. We are currently evaluating this new pronouncement and the related impact on our financial statements.
     In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. We have adopted this provision of SFAS 158, along with disclosure requirements, at the end of fiscal year 2007, and the effects are reflected in the consolidated financial statements as of October 31, 2007 (see Note 8. “Retirement Plans and Post-Retirement Benefits”) to the Consolidated Financial Statements. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. This additional provision becomes effective for us in fiscal year 2009. We do not expect the impact of the change in measurement date to have a material impact on the financial statements.
     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS No. 157 is required to be adopted by us in the first quarter of our fiscal year 2009. We are currently assessing the impact of the adoption of this Statement.
In July 2006, FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. FIN No. 48 requires that we recognize in our financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN No. 48 are effective as of the beginning of our 2008 fiscal year, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN No. 48 on our consolidated financial statements.
Item 6. Directors, Senior Management and Employees
     The information required by Item 6 will be provided by amendment no later than 120 days after the end of the 2007 fiscal year.
Item 7. Major Shareholders and Related Party Transactions
     The information required by Item 7 will be provided by amendment no later than 120 days after the end of the 2007 fiscal year.
Item 8. Financial Information
     We have elected to provide financial statements pursuant to Item 18 of this Form 20-F.
Legal Proceedings
     From time to time, we are involved in litigation that we believe is of the type common to companies engaged in our line of business, including commercial disputes and employment issues. As of the date of this Form 20-F, we are not involved in any pending legal proceedings that we believe would likely have a material adverse effect on our financial condition, results of operations or cash flows. However, certain pending disputes involve claims by third parties that our activities infringe their patent, copyright, trademark or other intellectual property rights. These claims generally involve the demand by a third party that we cease the manufacture, use or sale of the allegedly infringing products, processes or technologies and/or pay substantial damages or royalties for past, present and future use of the allegedly infringing intellectual property. Such claims that our products or processes infringe or misappropriate any such third party intellectual property rights (including claims arising through our contractual indemnification of our customers) often involve highly complex, technical issues, the outcome of which is inherently uncertain. In addition, regardless of the merit or resolution of such claims, complex intellectual property litigation is generally costly and diverts the efforts and attention of our management and technical personnel.
Dividend Policy
     We do not currently intend to pay cash dividends.
Item 9. The Offer and Listing
     Not applicable. Our ordinary shares are not listed on any exchange or regulated market.
Item 10. Additional Information
Memorandum and Articles of Association
     Avago Technologies Finance Pte. Ltd. (the “Company”) was incorporated in the Republic of Singapore on September 2, 2005 under the Singapore Companies Act, Cap 50 (“Act”) as a private company limited by shares. Singapore Company Registration No. of the Company is 200512223N. The Company has no specified objects and purposes in its Memorandum and Articles of Association (the “Articles”) since it is not required to include such a clause under Singapore law.
     The Directors have general powers to manage the Company including exercising every borrowing power of the Company. The Directors may borrow from time to time for the purpose of the Company as they think fit; such borrowing powers can be varied by amending the Articles. Subject to disclosure under Section 156 of the Act, a Director shall be entitled to vote in respect of any transaction in which he is interested. The remuneration of the Directors shall be determined from time to time by the Company in a general meeting. A Director need not be a member (stockholder) of the Company.
     There are only ordinary shares in the Company at present. All shares are fully paid-up. Rights of holders of ordinary shares may be varied by a special resolution passed at a general meeting of the holders of ordinary shares. There are currently no redemption provisions and no sinking fund provisions applicable to the existing ordinary shares.
     No dividend shall be payable except out of the profits of the Company or in excess of the amount recommended by the Directors. All dividends shall be apportioned and paid pro rata according to the amounts paid on the ordinary shares. In the event of liquidation, the Liquidator may, with the authority of a special resolution of the Company, divide among the members, the assets of the Company as he deems fair.
     Every member shall have one vote and on a poll every such member shall have one vote for every share of which he/she/it is the holder. No provision in the Articles requires Directors to stand for reelection at staggered intervals.
     Subject to the provisions of the Act as to special notice and shorter notice, at least 14 clear days’ notice in writing of every general meeting shall be given to persons entitled to receive such notice from the Company. The notice of meeting must specify the place, date and time of the meeting, a statement as to member’s right to appoint a proxy to attend the meeting, and the general nature of the business to be transacted. The Directors may, whenever they think fit, convene an extraordinary general meeting. The

Directors must convene an extraordinary general meeting if required to do so by requisition of members holding not less than 10% of the paid-up share capital of the Company pursuant to Section 176 of the Act.
Material Contracts
     We have not entered into any material contracts during the past two years, other than those entered into in the ordinary course of business, described elsewhere in this Form 20-F, or filed as an Exhibit to this Form 20-F.
Exchange Controls
Currently, no foreign exchange control restrictions exist in Singapore.
Taxation
     The following discussion regarding taxation are with respect to the Company’s 10-1/8% senior notes due December 1, 2013 (the “Senior Fixed Rate Notes”), senior floating rate notes due June 1, 2013 (the “Senior Floating Rate Notes” and, together with the Senior Fixed Rate Notes, the “Senior Notes”), and 11-7/8% senior subordinated notes due December 1, 2015 (the “Senior Subordinated Notes”). The Senior Notes and the Senior Subordinated Notes are collectively referred to as the “notes.” The subsidiary co-issuers of the notes are Avago Technologies U.S. Inc. and Avago Technologies Wireless (U.S.A.) Manufacturing Inc., both indirect wholly-owned subsidiaries of the Company.
Certain United States Federal Income Tax Considerations
The following is a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the notes as of the date hereof. This summary deals only with notes that are held as capital assets.
This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be subject to differing interpretation and may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. No ruling has been or will be sought from the Internal Revenue Service (the “IRS”) with respect to the matters discussed below. This summary does not address all aspects of United States federal income taxes or all tax considerations that may be relevant to U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws. For example, this summary does not address:
•	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities, financial institutions, ‘‘financial services entities,’’ ‘‘passive foreign investment companies,’’ ‘‘controlled foreign corporations,’’ regulated investment companies, real estate investment trusts, investors in pass-through entities, tax-exempt entities, U.S. expatriates or insurance companies;

•	tax consequences to persons holding the notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

•	tax consequences to holders of the notes whose ‘‘functional currency’’ is not the United States dollar;

•	alternative minimum tax consequences, if any; or

•	any state, local or foreign tax consequences.
If a partnership holds notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding notes, you should consult your tax advisors.
If you are considering the purchase of notes, you should consult your tax advisors concerning the particular United States federal income tax consequences to you of the ownership of the notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction.
For purposes of this summary, the term ‘‘Non-United States Issuer’’ shall refer to the Company and the term ‘‘United States Issuers’’ shall refer to the subsidiary co-issuers.
Under current United States federal income tax law, if a debt obligation has both domestic and foreign co-obligors, there is some uncertainty as to the determination of the sourcing of an interest payment on such debt obligation. Although the matter is thus not free from doubt, we intend to take the position that the sourcing of an interest payment on a note will be made by reference to the residence of the issuer that makes the payment. Accordingly, the remainder of this discussion assumes that an interest payment on a note made by a United States Issuer will be treated as United States source income and an interest payment on a note made by the Non-United States Issuer will be treated as foreign source income. In addition, the payments on the notes by the subsidiary co-issuers have been and will continue to be made in the same proportion as the initial allocation of the borrowing proceeds. There can be no assurance, however, that the IRS will not challenge this treatment, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the sourcing of the interest payments on the notes. If the interest payments on the notes were sourced in a different manner, the tax consequences to a holder would be different than those described below. You should consult your tax advisors as to the sourcing of an interest payment on a note.

Consequences to United States Holders
The following is a summary of certain United States federal income tax consequences that will apply to you if you are a beneficial owner of notes who is a U.S. holder. Certain tax consequences to ‘‘non-U.S. holders’’ of notes, which are defined as beneficial owners (other than partnerships) of notes who are not U.S. holders, are described under ‘‘Consequences to Non-U.S. Holders’’ below.
A ‘‘U.S. holder’’ means a person that is for United States federal income tax purposes any of the following:
•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
  Payments of Interest
Interest on a note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for tax purposes. In addition to interest on the notes, you will be required to include in income any additional amounts you receive with respect to the notes, which generally are intended to compensate you for withheld taxes, and any tax withheld from the interest payments you receive, even if you do not in fact receive this withheld tax. You may be entitled to deduct or credit this tax, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of your foreign taxes for a particular tax year). Interest payments from a United States Issuer on a note generally will be considered United States source income. Interest payments from the Non-United States Issuer (including Singapore taxes withheld from the interest payment and any “additional amounts” described above) on a note generally will be considered foreign source income and, for purposes of the United States foreign tax credit, generally will be considered passive income. With respect to any interest payments from the Non-United States Issuer, you will generally be denied a foreign tax credit for foreign taxes imposed with respect to the notes where you do not meet a minimum holding period requirement during which you are not protected from risk of loss. In addition, if a foreign guarantor is called upon to make an interest payment on the notes and there is foreign withholding tax imposed on that payment, to the extent that a portion of that payment is treated as United States source income, you would generally not be able to use the foreign tax credit to fully offset that foreign withholding tax unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
     Market Discount
A note will generally be treated as purchased at a market discount if the amount for which you purchased the note is less than the note’s principal amount at maturity and such difference is greater than or equal to 0.25% of such note’s principal amount multiplied by the number of complete years remaining to the note’s maturity. Any gain recognized on the maturity or disposition of a note purchased at a market discount will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on such note. Alternatively, you may elect to include market discount in income currently over the life of the note. Such election will apply to all debt instruments purchased at a market discount on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. Market discount accrues on a straight-line basis unless you elect to accrue on a constant yield basis. If you do not elect to include market discount on a note in income currently, you generally will be required to defer deductions for interest in borrowings allocable to such note in an amount not exceeding the accrued market discount on the note until the maturity or disposition of or partial payment of principal on such note.
     Amortizable Bond Premium
Generally, if you purchase a note for an amount that is in excess of the principal amount on the note, you will be considered to have purchased the note with amortizable bond premium equal to such excess. In that event, you may elect to amortize such premium using a constant yield method over the remaining term of the note and may offset stated interest otherwise required to be included in respect of the note subject to certain limitations. Any election to amortize bond premium with respect to a note will apply to all taxable debt obligations held by you at the beginning of the first taxable year to which the election applies and to all debt obligations subsequently acquired. The election may not be revoked without the consent of the IRS.
     Sale, Exchange and Retirement of Notes
Your tax basis in a note will, in general, be your cost for that note increased by any accrued market discount and decreased by the amortizable bond premium applied to reduce interest with respect to the note. Upon the sale, exchange, retirement or other taxable disposition of a note, you generally will recognize gain or loss equal to the difference between the amount you realize upon the sale, exchange, retirement or other taxable disposition (less an amount equal to any accrued interest that you did not previously include in income, which will be taxable as interest income) and the adjusted tax basis of the note. Such gain or loss will be capital gain or loss and will generally be treated as United States source gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.
Consequences to Non-U.S. Holders
The following is a summary of certain United States federal income and estate tax consequences that will apply to you if you are a non-U.S. holder of notes.
   United States Federal Withholding Tax
The 30% United States federal withholding tax will not apply to any payment by a United States Issuer of principal and, under the ‘‘portfolio interest rule,’’ interest on the notes, provided that:
•	interest paid on the notes is not effectively connected with your conduct of a trade or business in the United States;

•	you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable United States Treasury regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code; and

•	either (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person as defined under the Code or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations.
Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.
If you cannot satisfy the requirements described above, payments of interest made to you from a United States Issuer will be subject to the 30% United States federal withholding tax, unless you provide us with a properly executed:
•	IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under an applicable income tax treaty; or

•	IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under ‘‘United States Federal Income Tax’’).
The 30% United States federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of a note.
     United States Federal Income Tax
If you are engaged in a trade or business in the United States and interest received on the notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), then you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% United States federal withholding tax, provided the certification requirements discussed above in ‘‘United States Federal Withholding Tax’’ are satisfied) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits, subject to adjustments, or such lower rate specified by an applicable tax treaty.
Any gain realized on the disposition of a note generally will not be subject to United States federal income tax unless:
•	the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment); or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.
Income Tax Treaty
Currently there is no income tax treaty in effect between the United States and Singapore.
Information Reporting and Backup Withholding
     U.S. Holders
Generally, information reporting requirements will apply to all payments we make to you and the proceeds from a sale or other disposition of a note paid to you, unless you are an exempt recipient such as a corporation that, when required, demonstrates that fact. Additionally, if you fail to provide your taxpayer identification number, or in the case of interest payments, fail either to report in full dividend and interest income or to make certain certifications, you may be subject to backup withholding (currently at a rate of 28%).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.
     Non-U.S. Holders
Generally, we must report annually to the IRS and to you the amount of interest on the notes paid to you by a United States Issuer and the amount of tax, if any, withheld with respect to those payments, together with other information. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.
In general, no information reporting will be required regarding the proceeds of the sale of a note made within the United States or conducted through certain United States-related financial intermediaries, if the payor receives certain certifications and does not have actual knowledge or reason to know that you are a United States person as defined under the Code, or you otherwise establish an exemption.
Additionally, if you fail to report in full dividend and interest income or to make certain certifications and provide certain information, you may be subject to backup withholding (currently at a rate of 28%).
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.
Singapore Tax Considerations
The statements below are general in nature and are based on certain aspects of current tax laws in Singapore and administrative guidelines issued by the Monetary Authority of Singapore (‘‘MAS’’) in effect as at the date of this Form 20-F and are subject to any changes in such laws or administrative guidelines, or the interpretation of those laws or guidelines, occurring after such date, which changes could be made on a retroactive basis. Neither these statements nor any other statements in this Form 20-F are to be regarded as advice on the tax position of any holder of the notes or of any person acquiring, selling or otherwise dealing with the notes or on any tax implications arising from the acquisition, sale or other dealings in respect of the notes. The statements do not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire, own or dispose of the notes and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. HOLDERS OF THE NOTES WHO ARE IN DOUBT ABOUT THEIR RESPECTIVE TAX POSITIONS OR ANY SUCH TAX IMPLICATIONS OF THE ACQUISITION, OWNERSHIP OR TRANSFER OF THE NOTES OR WHO MAY BE SUBJECT TO TAX IN A JURISDICTION OTHER THAN SINGAPORE SHOULD CONSULT THEIR OWN TAX ADVISORS.

1. Interest and Other Payments
Under tax laws currently in effect in Singapore, interest, premium, discounts and other payments of income in connection with notes derived by any persons would generally be subject to tax in Singapore. Further, where any payment of income within Section 12(6) of the Singapore Income Tax Act (the ‘‘ITA’’) (including interest and other payments in connection with any loan or indebtedness) is made to a person not known to be a resident in Singapore for tax purposes, such payment would be subject to withholding of Singapore tax. The withholding tax rate was 20% up to Year of Assessment 2006 and is currently 18%. However, this rate will be reduced to 15% if such payment is derived by a person who is not resident in Singapore from sources other than such person’s trade, business, profession or vocation carried on or exercised in Singapore and that is not effectively connected with any permanent establishment in Singapore of that person. The rate of 15% may be further reduced by applicable tax treaties.
A. Finance and Treasury Centre Incentive
Avago Technologies Finance Pte. Ltd. has received in-principle approval for the Finance and Treasury Centre (‘‘FTC’’) Incentive which is administered by the Singapore Economic Development Board (‘‘EDB’’), an agency of the Government of Singapore, constituted under the Economic Development Board Act, Chapter 85 of Singapore, in conjunction with the MAS. The approval is currently subject to receipt of a written confirmation by the EDB.
Under the Income Tax (Exemption of Interest and Other Payments for Economic and Technological Development) (No. 2) Notification 2003 (‘‘the Notification’’), interest payable by a FTC incentive company approved before September 30, 2005 on any non-Singapore dollar notes held by a person who is not resident in Singapore is exempt from Singapore income tax, provided that the funds are used for the company’s qualifying activities and services to its approved network companies. Accordingly, no Singapore withholding tax provisions will be applicable. Notwithstanding the reference to the date September 30, 2005, it appears that the EDB (and MAS) would continue to treat the Notification as applicable to FTC companies approved after September 30, 2005. Avago Technologies Finance Pte. Ltd. anticipates that the in-principle approval for FTC would extend to the notes, and hence there should be no withholding tax on the interest payments.
The tax exemption will not apply where:
a)	the notes are held by a non-resident person who has a permanent establishment in Singapore and the funds used to acquire the notes were obtained from any operation in Singapore carried on through that permanent establishment; or

b)	at any time during the life of the notes, they are beneficially held or funded, directly or indirectly, by any office or associated company of Avago Technologies Finance Pte. Ltd., which is not an office or associated company approved for the purposes of the Notification.

If final approval for the FTC incentive is not received, interest payable by Avago Technologies Finance Pte. Ltd. on the notes would be subject to withholding tax, unless the notes qualify as ‘‘qualifying debt securities’’ as discussed below.
B. Qualifying Debt Securities
As the issue of the notes was lead managed by Lehman Brothers Inc., Citigroup Global Markets Singapore Pte. Ltd. and Credit Suisse First Boston (Singapore) Limited, each of whom is a financial sector incentive (bond market) company (as defined in the ITA), the notes would be ‘‘qualifying debt securities’’ for the purposes of the ITA. If the notes are qualifying debt securities:
(a)	Subject to certain prescribed conditions having been fulfilled, including:
(i)	the furnishing by us, or such other person as the Comptroller of Income Tax in Singapore (‘‘Comptroller’’) may direct, of a return to the Comptroller with respect to the notes within such period as the Comptroller may specify and such other particulars in connection with the notes as the Comptroller may require; and

(ii)	the inclusion by us in all offering documents relating to the notes a statement to the effect that where interest income is received by a person who is not resident in Singapore and who carries on any operation in Singapore through a permanent establishment in Singapore, the tax exemption shall not apply if the non-resident person acquires the notes using funds from that person’s operations through the permanent establishment, interest derived from the notes by a holder who is not resident in Singapore and who does not have any permanent establishment in Singapore is exempt from Singapore tax. Non-residents who have permanent establishments in Singapore will also have the benefit of this exemption, provided that the funds used by them to acquire the notes are not obtained from any operation in Singapore. Funds from Singapore operations means, in relation to a person, the funds and profits of that person’s operations through a permanent establishment in Singapore;
(b)	subject to certain conditions having been fulfilled (including the furnishing by us, or such other person as the Comptroller may direct, of a return to the Comptroller with respect to the notes within such period as the Comptroller may specify and such other particulars in connection with the notes as the Comptroller may require), interest derived from the notes by any company or body of persons in Singapore is subject to tax at a concessionary rate of 10%; and

(c)	subject to:
(i)	Avago Technologies Finance Pte. Ltd. and the co-issuers including in all offering documents relating to the notes a statement to the effect that any person whose interest derived from the notes is not exempt from tax shall include such interest in a return of income made under the ITA; and

(ii)	Avago Technologies Finance Pte. Ltd. and the co-issuers, or such other person as the Comptroller may direct, furnishing to the Comptroller a return on the debt securities within such period as the Comptroller may specify and such other particulars in connection by those securities as the Comptroller may require, interest derived from the notes is not subject to withholding of tax by Avago Technologies Finance Pte. Ltd. or the co-issuers.
However, notwithstanding the foregoing, even though the notes are ‘‘qualifying debt securities,’’ if, at any time during the tenure of the notes, 50% or more of the principal amount of such notes is held beneficially or funded, directly or indirectly, by any related party (or parties) of Avago Technologies Finance Pte. Ltd. or the co-issuers, interest derived from such notes held by (1) any related party of Avago Technologies Finance Pte. Ltd. or the co-issuers, or (2) any other person where the funds used by such person to acquire such notes are obtained, directly or indirectly, from any related party of Avago Technologies Finance Pte. Ltd. or the co-issuers, shall not be eligible for the tax exemption, withholding tax exemption or the concessionary rate of tax of 10%.
The term ‘‘related party,’’ in relation to a person, means any other person who, directly or indirectly, controls that person, or is controlled, directly or indirectly, by that person, or where he and that other person directly or indirectly, are under the control of a common person.
Although Avago Technologies Finance Pte. Ltd. and the co-issuers are permitted to make payments of interest on the notes without deduction or withholding for tax under Sections 45 and 45A of the ITA, any person whose interest derived from the notes is not exempt from tax is required under the ITA to include such interest in a return of income made under the ITA.
Avago Technologies Finance Pte. Ltd. and the co-issuers have received confirmation from the Comptroller that the qualifying debt securities incentive applies to a debt issue where there is more than one issuer (such as the notes), provided that all conditions for the incentive (discussed above) are complied with.
2. Certain Types of Premium Payments
The tax exemption or the concessionary rate of tax of 10% on interest payments may not apply to certain types of premium payable in respect of the notes that are ‘‘income’’ in nature but that are not legally deemed or construed to be interest.
Such premium would be subject to tax at the applicable tax rates. Further, the current interpretation of the Comptroller is that Avago Technologies Finance Pte. Ltd. is required to account for withholding tax under Section 45A of the ITA (read with Section 12(6)) where a taxable premium is made to a person not known to be a resident of Singapore for tax purposes.

3. Investment Income
Certain Singapore sourced investment income (such as interest from debt securities) derived by individuals is exempt from income tax unless such income is derived through a partnership in Singapore or from the carrying on of a trade, business or profession. Individuals resident in Singapore are exempt from tax on all foreign-sourced income received in Singapore on or after January 1, 2004 (other than income received through a partnership in Singapore). Subject to the foregoing, if the notes for any reason do not qualify as qualifying debt securities, residents of Singapore will be subject to tax on their investment income (including interest). Individual residents will be taxed at graduated rates up to 20%. Residents who are not individuals will be taxed at the rate of 20%.
4. Payments by Guarantors and Co-Issuers
It is uncertain whether the following payments will be legally deemed or construed as interest, and if not regarded as interest, the payments may be subject to withholding tax when made to non-residents:
(i) payment by a guarantor resident in Singapore; and
(ii) payments by Avago Technologies Finance Pte. Ltd. in respect of interest due on the portion of the funds utilized by the co-issuers.
5. Estate Duty
Singapore estate duty is imposed on the value of immovable property situated in Singapore and movable property, wherever it may be situated, passing on the death of an individual domiciled in Singapore.
Accordingly, notes passing upon the death of an individual domiciled in Singapore are subject to Singapore estate duty upon such individual’s death. Singapore estate duty is payable to the extent that the value of the notes, aggregated with any other assets subject to Singapore estate duty, exceeds 600,000 Singapore dollars. Unless other exemptions apply to the other assets (for example, the separate exemption limit for residential properties), any excess beyond 600,000 Singapore dollars will be taxed at 5% on the first 12 million Singapore dollars of the individual’s Singapore chargeable assets and thereafter at 10%.
Estate duty, however, is not imposed on movable properties in Singapore passing on the death of persons who are not domiciled in Singapore. Accordingly, where an individual holder of the notes is not domiciled in Singapore at the time of the individual’s death, the notes will not be subject to Singapore estate duty.
6. Capital Gains
Any gains considered to be capital in nature made from the sale of the notes will not be taxable in Singapore. However, any gains from the sale of the notes derived by a person as part of a trade or business carried on by that person in Singapore may be taxable in Singapore as such gains are considered revenue in nature.

Documents on Display
     Our website address is www.avagotech.com. Our Registration Statement, Annual Reports on Form 20-F, Reports on Form 6-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, and all exhibits thereof are available free of charge through our web site as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. All reports we file with the SEC are available free of charge via EDGAR through the SEC’s website at www.sec.gov. In addition, the public may read and copy materials filed by us at the SEC’s public reference room located at 100 F. Street, N.E., Washington, D.C., 20549 or by calling 1-800-SEC-0330.
Submission of Matters to a Vote of Security Holders
     Not applicable.
Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchase of Equity Securities
     Our outstanding ordinary shares are privately held, and there is no established public trading market for our ordinary shares. As of the date of this filing, there was one holder of record of our ordinary shares.
     We do not currently intend to pay cash dividends. Our senior credit agreement and the indentures governing the notes restrict our ability to pay dividends. See “Item 5. Operating and Financial Review and Prospects — Indebtedness.”
Changes in and Disagreements With Accountants on Accounting and Financial Disclosure
     Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate
     At October 31, 2007, we had $250 million of debt outstanding under the senior floating rate notes which is based on a floating rate index. A 0.125% change in interest rates would increase the annual interest expense on that floating rate indebtedness by $0.3 million.
Currency Exchange Rates
     Our revenues, costs and expenses and monetary assets and liabilities are exposed to changes in currency exchange rates as a result of our global operating and financing activities. Historically, Agilent hedged its net cash flow and balance sheet exposures that were not denominated in the functional currencies of its subsidiaries on a short term and anticipated basis. Starting in our quarter ended October 31, 2007, we entered into a hedging program to cover a portion of our revenues denominated in Euro and Japanese Yen and a portion of our costs denominated in Singapore Dollar and Malaysian Ringgit.
     We entered into foreign exchange forward contracts to manage financial exposures resulting from the changes in the exchange rates of these currencies. These contracts were designated at inception as hedges of the related foreign currency exposures, which included committed and anticipated revenue and expense transactions that were denominated in currencies other than the functional currency of the subsidiary which had the exposure. Our hedging contracts generally mature within three to six months. We do not use derivative financial instruments for speculative or trading purposes. As of October 31, 2007, the fair value of all our outstanding forward contracts was immaterial.
Item 12. Description of Securities Other than Equity Securities
     Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
     Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
     Not applicable.
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures.
     As required by SEC Rule 15d-15(b), our management, with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), evaluated the effectiveness of our disclosure controls and procedures as of October 31, 2007. We maintain disclosure controls and procedures that are intended to ensure that the information required to be disclosed in our Exchange Act filings is properly and timely recorded, processed, summarized and reported. In designing and evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their desired control objectives, and our management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our CEO and CFO concluded that, as of October 31, 2007, our disclosure controls and procedures were effective at the reasonable assurance level.
Changes in Internal Controls Over Financial Reporting.
     None.
Item 16A. Audit Committee Financial Expert
     The information required by Item 16A will be provided by amendment no later than 90 days after the end of the 2007 fiscal year.
Item 16B. Code of Ethics
     The information required by 16B will be provided by amendment no later than 90 days after the end of the 2007 fiscal year.
Item 16C. Principal Accountant fees and Services
     The information required by 16C will be provided by amendment no later than 90 days after the end of the 2007 fiscal year.
Item 16D. Exemptions from the Listing Standards for Audit Committees.
     Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
     Not applicable.

PART III
Item 17. Financial Statements.
     We have elected to provide financial statements pursuant to Item 18 of this Form 20-F.

Item 18. Financial Statements.
AVAGO TECHNOLOGIES FINANCE PTE. LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Avago Technologies Limited:
     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholder’s equity and cash flows listed in the Table of Contents appearing under Item 18 present fairly, in all material respects, the financial position of Avago Technologies Finance Pte. Ltd., a wholly owned subsidiary of Avago Technologies Limited, and its subsidiaries at October 31, 2007 and 2006, and the results of their operations and their cash flows for each of the two years in the period ended October 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the Table of Contents appearing under Item 19 (a) (2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in fiscal year 2007.  As discussed in Note 8 to the consolidated financial statements, the Company changed the manner in which it accounts for retirement plans and post retirement benefits.
/s/ PricewaterhouseCoopers LLP

San Jose, California
December 12, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors of Agilent Technologies, Inc.:
     In our opinion, the accompanying combined balance sheet and the related combined statements of operations, of invested equity and cash flows present fairly, in all material respects, the financial position of the Semiconductor Products Business (SPG or the Business), a business segment of Agilent Technologies, Inc., at October 31, 2005, and the results of its operations and its cash flows for the period November 1, 2005 to November 30, 2005 and for the year ended October 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Business management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     As discussed in Note 4, the Business and its parent, Agilent Technologies, Inc., engage in extensive intercompany transactions, and the Business relies on its parent for substantially all of its operational and administrative support for which it is allocated costs on a basis that management believes is appropriate in the circumstances. The amounts recorded for these transactions and allocations are not necessarily representative of the amounts that would have been reflected in the financial statements had the Business been an entity operated independently of the parent.
     As discussed in Note 3, on December 1, 2005 Agilent Technologies, Inc. sold substantially all of the assets and transferred certain liabilities of the Business to Avago Technologies Limited (formerly known as Argos Acquisition Pte. Ltd.) pursuant to an Asset Purchase Agreement dated August 14, 2005.
     As discussed in Note 21, the Business changed its method of accounting for share-based payments as of November 1, 2005.
/s/ PricewaterhouseCoopers LLP
San Jose, California
June 5, 2006, except for the effects of discontinued operations discussed in Note 17, as to which the date is December 12, 2007

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN MILLIONS)

	Company		Predecessor
	Year Ended October 31,		One Month Ended	Year Ended
	2007	2006	November 30, 2005	October 31, 2005
Net revenue	$1,527	$1,399	$114	$1,410
Costs and expenses:
Cost of products sold:
Cost of products sold	936	926	87	935
Amortization of intangible assets	60	55	—	—
Asset impairment charges	140	—	—	2
Restructuring charges	29	2	—	2

Total cost of products sold	1,165	983	87	939
Research and development	205	187	22	203
Selling, general and administrative	193	243	27	245
Amortization of intangible assets	28	56	—	—
Asset impairment charges	18	—	—	1
Restructuring charges	22	3	1	15
Litigation settlement	—	21	—	—
Acquired in-process research and development	1	—	—	—

Total costs and expenses	1,632	1,493	137	1,403

Income (loss) from operations	(105)	(94)	(23)	7
Interest expense	(109)	(143)	—	—
Loss on extinguishment of debt	(12)	—	—	—
Other income, net	14	12	—	7

Income (loss) from continuing operations before income taxes	(212)	(225)	(23)	14
Provision for income taxes	8	3	2	5

Income (loss) from continuing operations	(220)	(228)	(25)	9
Income from and gain on discontinued operations, net of income taxes	61	1	1	22

Net income (loss)	$(159)	$(227)	$(24)	$31

The accompanying notes are an integral part of these consolidated financial statements.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONSOLIDATED BALANCE SHEETS
(IN MILLIONS, EXCEPT SHARE AMOUNTS)

	October 31,
	2007	2006

ASSETS

Current assets:
Cash and cash equivalents	$309	$272
Trade accounts receivable, net	218	187
Inventory	140	169
Assets of discontinued operation	25	—
Other current assets	25	34

Total current assets	717	662
Property, plant and equipment, net	292	417
Goodwill	122	116
Intangible assets, net	777	973
Other long-term assets	43	49

Total assets	$1,951	$2,217

LIABILITIES AND SHAREHOLDER’S EQUITY

Current liabilities:
Accounts payable	$194	$165
Employee compensation and benefits	56	68
Accrued interest	34	38
Capital lease obligations — current	2	3
Other current liabilities	44	77

Total current liabilities	330	351

Long-term liabilities:
Long-term debt	903	1,000
Capital lease obligations — non-current	4	4
Other long-term liabilities	30	31

Total liabilities	1,267	1,386

Commitments and contingencies (Note 20)

Shareholder’s equity:
Redeemable convertible preference shares, no par value; none issued and outstanding on October 31, 2007 and 2006	—	—
Ordinary shares, no par value; 210,460,262 shares issued and outstanding on October 31, 2007 and 2006	1,066	1,058
Accumulated deficit	(386)	(227)
Accumulated other comprehensive income	4	—

Total shareholder’s equity	684	831

Total liabilities and shareholder’s equity	$1,951	$2,217

The accompanying notes are an integral part of these consolidated financial statements.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN MILLIONS)

	Company		Predecessor
	Year Ended October 31,		Year Ended	One Month Ended
	2007	2006	October 31, 2005	November 30, 2005
Cash flows from operating activities:
Net income (loss)	$(159)	$(227)	$31	$(24)

Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	176	210	63	6
Amortization of debt issuance costs	4	22	—	—
Asset impairment charges	158	—	3	—
Gain on discontinued operations	(61)	—	—	—
Loss on extinguishment of debt	12	—	—	—
Loss on sale of property, plant and equipment	2	5	(13)	—
Non-cash portion of restructuring charges	4	—	6	—
Acquired in-process research and development	1	2	—	—
Goodwill adjustment charge	—	—	1	—
Share-based compensation	12	3	8	4
Changes in assets and liabilities, net of acquisition and dispositions:
Trade accounts receivable	(31)	136	37	1
Inventory	28	28	39	(3)
Accounts payable	29	32	(11)	(6)
Employee compensation and benefits	(12)	53	—	—
Other current assets and current liabilities	(28)	95	42	(19)
Other long-term assets and long-term liabilities	9	22	5	2

Net cash (used in) provided by operating activities	144	381	211	(39)

Cash flows from investing activities:
Purchase of property, plant and equipment	(37)	(59)	(59)	(6)
Acquisitions, net of cash acquired	(27)	(2,707)	(9)	—
Proceeds from sale of property, plant and equipment	—	1	14	—
Proceeds from sale of discontinued operations	69	665	3	—

Net cash (used in) provided by investing activities	5	(2,100)	(51)	(6)

Cash flows from financing activities:
Proceeds from borrowings, net of financing costs	—	1,666	—	—
Debt repayments	(107)	(725)	—	—
Issuance of ordinary shares, net of issuance costs	—	1,051	—	—
Tax benefits of share-based compensation	1	—	—	—
Cash settlement of equity awards	(5)	—	—	—
Issuance of redeemable convertible preference shares, net of issuance cost	—	250	—	—
Redemption of redeemable convertible preference shares, net	—	(249)	—	—
Dividend paid on redeemable convertible preference shares	—	(1)	—	—
Payment on capital lease obligation	(1)	(1)	—	—
Net invested equity — Predecessor	—	—	(160)	45

Net cash (used in) provided by financing activities	(112)	1,991	(160)	45

Net increase in cash and cash equivalents	37	272	—	—
Cash and cash equivalents at the beginning of period	272	—	—	—

Cash and cash equivalents at end of period	$309	$272	$—	$—

Supplemental schedule of non-cash investing and financing activities:
Cash paid for interest	$109	$83	$—	$—

Cash paid for income taxes	$23	$1	$—	$—

Acquisition of property, plant and equipment under capital leases	$—	$8	$—	$—

Issuance of share options in connection with the Acquisition	$—	$4	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONSOLIDATED STATEMENT OF SHAREHOLDER’S EQUITY AND COMPREHENSIVE LOSS
(IN MILLIONS, EXCEPT SHARE AMOUNTS)

	Redeemable
	Convertible Cumulative					Other	Total
	Preference Shares		Ordinary Shares		Accumulated	Comprehensive	Shareholder’s	Comprehensive
	Shares	Amount	Shares	Amount	Deficit	Income	Equity	Loss
Balance as of November 1, 2005	—	$—	—	$—	$—	$—	$—	$—
Issuance of ordinary shares to Holdings	—	—	1	—	—	—	—
Issuance of redeemable convertible cumulative preference shares	250,000	250	—	—	—	—	250
Issuance of ordinary shares to Holdings	—	—	209,840,061	1,049	$—	—	1,049

Redemption of redeemable convertible cumulative preference shares and issuance of ordinary shares	(248,853)	(249)	1,500	—	—	—	(249)
Dividend on redeemable convertible cumulative preference shares	—	—	—	(1)	—	—	(1)
Conversion of redeemable convertible cumulative preference shares to ordinary shares	(1,147)	(1)	229,400	1	—	—	—
Issuance of ordinary shares to Holdings	—	—	389,300	2	—	—	2
Issuance of options in connection with the Acquisition	—	—	—	4	—	—	4
Share-based compensation	—	—	—	3	—	—	3
Net loss	—	—	—	—	(227)	—	(227)	(227)

Balance as of October 31, 2006	—	—	210,460,262	1,058	(227)	—	831	$(227)

Cash settlement of equity awards	—	—	—	(5)	—	—	(5)
Share-based compensation	—	—	—	12	—	—	12
Tax benefits of share-based compensation	—	—	—	1	—	—	1
Accumulated other comprehensive income on pension liability, net of taxes	—	—	—	—	—	4	4	4
Net loss	—	—	—	—	(159)	—	(159)	(159)

Balance as of October 31, 2007	—	$—	210,460,262	$1,066	$(386)	$4	$684	$(155)

The accompanying notes are an integral part of these consolidated financial statements.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONSOLIDATED STATEMENTS OF INVESTED EQUITY — PREDECESSOR
(IN MILLIONS)

		Accumulated Other
	Agilent’s Net	Comprehensive
	Investment	Income/(Loss)	Total
Invested equity as of October 31, 2004	$631	$19	$650
Components of comprehensive income:
Net income	31	—	31
Foreign currency translation, net of taxes	—	(9)	(9)
Unrealized gain on derivatives, net of taxes	—	1	1

Total comprehensive income			23
Stock-based compensation, net of taxes	8	—	8
Net book value of assets transferred by Agilent	8	—	8
Net return of investment to Agilent	(160)	—	(160)

Invested equity as of October 31, 2005	518	11	529
Components of comprehensive income:
Net income	(24)	—	(24)
Foreign currency translation, net of taxes	—	(2)	(2)

Total comprehensive income			(26)
Stock-based compensation, net of taxes	4	—	4
Net return of investment to Agilent	45	—	45

Invested equity as of November 30, 2005	$543	$9	$552

The accompanying notes are an integral part of these consolidated financial statements.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Overview and Basis of Presentation
Overview
     Avago Technologies Finance Pte. Ltd. (the “Company,” “Avago Finance” “we” or “Successor,”) was organized under the laws of the Republic of Singapore in September 2005. We are the successor to the Semiconductor Products Group business segment (“SPG” or “Predecessor”) of Agilent Technologies, Inc. (“Agilent”). On December 1, 2005, we acquired substantially all of the assets of SPG from Agilent for $2.7 billion (the “SPG Acquisition”) — see Note 3. “Acquisitions.”
     Avago Finance is a wholly owned subsidiary of Avago Technologies Holding Pte. Ltd. (“Holdings”), which is wholly owned by Avago Technologies Limited (“Parent”) (formerly known as Argos Acquisition Pte. Ltd. and Avago Technologies Pte. Limited). All three of these companies were formed for the purpose of facilitating the SPG Acquisition and are collectively referred to as the “Holding Companies.”
     We are a global supplier of analog interface components for communications, industrial and consumer applications. Our operations are primarily fabless, which means that we rely on independent foundries and third-party contractors to perform most manufacturing, assembly and test functions. This strategy allows us to focus on designing, developing and marketing our products and significantly reduces the amount of capital we need to invest in manufacturing products. We serve four primary target markets: wireless communications, wired infrastructure, industrial/automotive electronics and computing peripherals.
Basis of Presentation
The Company
     The accompanying financial statements are presented as Predecessor and Company, which relate to the period preceding the SPG Acquisition and the period succeeding the SPG Acquisition, respectively.
     We did not have any significant operating activity prior to December 1, 2005. All annual fiscal periods ended on or prior to October 31, 2005 and the one month period ended November 30, 2005 represent solely the activities of the Predecessor. The Predecessor’s combined financial statements were prepared using Agilent’s historical cost bases for the assets and liabilities. The Predecessor financial statements include allocations of certain Agilent corporate expenses, including centralized research and development, legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other Agilent corporate and infrastructure costs. The expense allocations were determined on bases that Agilent considered to be a reasonable reflection of the utilization of services provided to or the benefit received by Predecessor. These internal allocations by Agilent ended on November 30, 2005. From and after December 1, 2005, we acquired select services on a transitional basis from Agilent under a Master Separation Agreement (“MSA”). Agilent’s obligations under the MSA terminated on August 31, 2006. We have brought on line substitute services either provided internally or through outsourcing vendors retained by us. Therefore, the financial information presented in the Predecessor’s financial statements is not necessarily indicative of what our consolidated financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity. Further, our results in fiscal year 2006 reflect a changing combination of Agilent-sourced and internally-sourced services and do not necessarily represent our cost structure after 2006. All references herein to the year ended October 31, 2006 represent the operations since the SPG Acquisition (eleven months).
     The Predecessor financial information is presented on the historical basis of accounting compared to the Successor financial information, which reflects the fair value of the net assets acquired on the acquisition date rather than their historical cost (See Note 3. “Acquisitions”).
The Subsidiaries and Holdings Guarantors
     We and our material subsidiaries are issuers or guarantors of the notes and our senior credit facilities (see Note 9. “Senior Credit Facilities and Borrowings”). Financial statements of Avago Finance have not been separately presented as it has no independent assets, liabilities or operations and the guarantees are full and unconditional and joint and several. Financial statements of the subsidiaries excluded from the guarantee have not been separately presented because they are minor. Each of the subsidiary co-issuers and subsidiary guarantors of the notes is a 100% owned direct or indirect subsidiary of Avago Finance. There are no significant contractual restrictions on the ability of Avago Finance or any subsidiary co-issuer or guarantor to obtain funds from its subsidiaries by dividend or loan, and the only other significant limitations on any such transfers are those customarily imposed by statutory capital, fraudulent conveyance, fraudulent transfer and similar insolvency laws, which we do not believe are material to our ability to service our debt obligations.

     Holdings is a guarantor of our senior credit facilities but is not a guarantor of the notes. Holdings has no independent assets, liabilities or operations.
Fiscal Periods
     Agilent operated with a fiscal year ending on each October 31, and we retained that annual fiscal period. Accordingly our fiscal quarters ended on January 31, April 30, July 31 and October 31.
Principles of Consolidation — Successor
     Our consolidated financial statements include the accounts of Avago Finance and our wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
Principles of Combination — Predecessor
     Predecessor’s financial statements include the global historical assets, liabilities and operations for which management was responsible. All intra-company transactions within Predecessor have been eliminated in preparing and reporting the combined results. Certain assets and liabilities of Predecessor, which were included in Predecessor’s financial statements, may, or may not, be indicative of Predecessor on a stand-alone basis.
     For presentation purposes, the Predecessor’s combined financial statements are referred to as consolidated financial statements.
2. Summary of Significant Accounting Policies
     Use of estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences could affect the results of operations reported in future periods.
     Revenue recognition. We recognize revenue, net of trade discounts and allowances, provided that (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price is fixed or determinable and (iv) collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. We consider the price to be fixed or determinable when the price is not subject to refund or adjustments or when any such adjustments are accounted for. We evaluate the creditworthiness of our customers to determine that appropriate credit limits are established prior to the acceptance of an order. We recognize revenue from sales of our products to distributors upon delivery of products to the distributors. An allowance for distributor credits covering price adjustments and scrap allowances is made based on our estimate of historical experience rates as well as considering economic conditions and contractual terms. Actual distributor claim activity has been materially consistent with the provisions we have made based on our historical estimates.
     Cash and cash equivalents. We consider all highly liquid investment securities with original or remaining maturities of three months or less at the date of purchase to be cash equivalents. We determine the appropriate classification of our cash and cash equivalents at the time of purchase. As of October 31, 2007 and 2006, $2 million and $3 million, respectively, of our cash and cash equivalents were restricted, primarily for collateral under our letter of credit arrangements.
     Trade accounts receivable, net. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Such accounts receivable have been reduced by an allowance for doubtful accounts, which is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on customer specific experience and the aging of such receivables, among other factors. We do not have any off-balance-sheet credit exposure related to our customers. Accounts receivable are also recorded net of sales returns and distributor allowances. These amounts are recorded when it is both probable and estimable that discounts will be granted or products will be returned. Aggregate accounts receivable allowances at October 31, 2007 and 2006 were $20 million and $23 million, respectively.
     Share-based compensation. Effective November 1, 2006 (fiscal year 2007), we adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment.” SFAS No. 123R establishes U.S. GAAP for share-based awards issued for employee services. Under SFAS No. 123R, share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period. We previously applied Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation.”

     We adopted SFAS No. 123R using the prospective transition method. Under this method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption. For share-based awards granted after November 1, 2006, we recognized compensation expense based on the estimated grant date fair value method required under SFAS No. 123R, using the Black-Scholes valuation model with a straight-line amortization method. As SFAS No. 123R requires that share-based compensation expense be based on awards that are ultimately expected to vest, estimated share-based compensation for such awards for the year ended October 31, 2007 has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures differ from the estimate. For outstanding share-based awards granted before November 1, 2006, which were originally accounted under the provisions of APB No. 25 and the minimum value method for pro forma disclosures of SFAS No. 123, we continue to account for any portion of such awards under the originally applied accounting principles. As a result, performance-based awards granted before November 1, 2006 are subject to variable accounting until such options are vested, forfeited or cancelled. Variable accounting requires us to value the variable options at the end of each accounting period based upon the then current fair market value of the underlying common stock. Accordingly, our share-based compensation is subject to significant fluctuation based on changes in the fair value of our common stock and our estimate of vesting probability of unvested options.
     During the year ended October 31, 2007, we recorded $12 million of compensation expense resulting from the application of SFAS 123R, compared to $3 million during the prior-year period resulting from the application of APB No. 25.
     See Note 21. “Predecessor Change in Accounting Policies” for accounting for share-based compensation by Predecessor.
     Shipping and handling costs. Our shipping and handling costs charged to customers are included in net revenue and the associated expense is recorded in cost of products sold in the statements of operations for all periods presented.
     Goodwill and purchased intangible assets. Our accounting complies with SFAS No. 142, “Goodwill and Other Intangible Assets”. Goodwill is not amortized but is reviewed annually (or more frequently if impairment indicators arise) for impairment. Purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the useful lives of the respective assets, generally 6 months to 20 years for the Company and generally 5 to 20 years for Predecessor. On a quarterly basis, we monitor factors and changes in circumstances that could indicate carrying amounts of long-lived assets, including goodwill and intangible assets, may not be recoverable. Factors we consider important which could trigger an impairment review include (i) significant underperformance relative to historical or projected future operating results, (ii) significant changes in the manner of our use of the acquired assets or the strategy for our overall business, and (iii) significant negative industry or economic trends. An impairment loss is recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use and eventual disposition of the asset (or asset group) is less than the net book value of the asset. The amount of the impairment loss will generally be measured as the difference between the net book values of the asset and its estimated fair value. We perform an annual impairment review of goodwill during the fourth fiscal quarter of each year, or more frequently if we believe indicators of impairment exist. No impairment of goodwill resulted from our most recent evaluation of goodwill for impairment, which occurred in the fourth quarter of fiscal year 2007. No impairment of goodwill resulted in any of the fiscal years presented.
     Advertising. Business specific advertising costs are expensed as incurred and amounted to $1 million, $2 million, $1 million, and $0 for the years ended October 31, 2007, 2006, 2005 and the one month ended November 30, 2005, respectively. Some corporate advertising expenses were allocated to Predecessor by Agilent as part of corporate allocations described in Note 4. “Transactions with Agilent” but are not separately identifiable.
     Research and development. Costs related to research, design and development of our products are charged to research and development expense as they are incurred.
     Taxes on income. We record a tax provision for the anticipated tax consequences of the reported results of operations. In accordance with SFAS No. 109, “Accounting for Income Taxes,” the provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized. Predecessor income tax provision is based on income or loss before taxes and was calculated on a separate return basis although SPG was included in Agilent’s U.S. Federal and State tax returns and non-U.S. jurisdiction tax returns.

     Concentration of credit risk. We sell our products through our direct sales force and distributors. Two of our customers accounted for 15% and 11%, respectively, of the accounts receivable balance at October 31, 2007, and three of our customers each accounted for 14%, 13% and 10% of the accounts receivable balance at October 31, 2006.
     Credit risk with respect to accounts receivable is generally diversified due to the large number of entities comprising our customer base and their dispersion across many different industries and geographies. We perform ongoing credit evaluations of our customers’ financial conditions, and require collateral, such as letters of credit and bank guarantees, in certain circumstances.
     For the year ended October 31, 2007, one customer represented 13% of net revenue from continuing operations. For the year ended October 31, 2006, two customers represented 14% each of our net revenue from continuing operations. For the year ended October 31, 2005, two customers represented 13% and 12%, respectively, of net revenue from continuing operations. For the one month ended November 30, 2005, two customers represented 12% and 10%, respectively, of net revenue from continuing operations.
     Derivative instruments. We are subject to foreign currency risks for transactions denominated in foreign currencies, primarily Singapore Dollar, Malaysian Ringgit, Euro and Japanese Yen. Therefore, we enter into foreign exchange forward contracts to manage financial exposures resulting from the changes in the exchange rates of these foreign currencies. These contracts are designated at inception as hedges of the related foreign currency exposures, which include committed and anticipated revenue and expense transactions that are denominated in currencies other than the functional currency of the subsidiary which has the exposure. We exclude time value from the measurement of effectiveness. To achieve hedge accounting, contracts must reduce the foreign currency exchange rate risk otherwise inherent in the amount and duration of the hedged exposures and comply with established risk management policies; hedging contracts generally mature within three to six months. We do not use derivative financial instruments for speculative or trading purposes.
     We designated our forward contracts as either cash flow or fair value hedges. All derivatives are recognized on the balance sheet at their fair values. For derivative instruments that are designated and qualify as a fair value hedge, changes in value of the derivative are recognized in income in the current period. Such hedges are recorded in net income (loss) and are offset by the changes in fair value of the underlying assets or liabilities being hedged. For derivative instruments that are designated and qualify as a cash flow hedge, changes in the value of the effective portion of the derivative instrument are recognized in accumulated comprehensive income (loss), a component of shareholder’s equity. These amounts are then reclassified and recognized in income when either the forecasted transaction occurs or it becomes probable the forecasted transaction will not occur. Changes in the fair value of the ineffective portion of derivative instruments are recognized in earnings in the current period, which has not been significant to date.
     Inventory. We value our inventory at the lower of the actual cost of the inventory or the current estimated market value of the inventory, with cost being determined under the first-in, first-out method. We record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements. The excess balance determined by this analysis becomes the basis for our excess inventory charge and the written-down value of the inventory becomes its cost. Written-down inventory is not written up if market conditions improve.
     Investments. Investments consist of non-marketable equity securities accounted for using the cost method. Investments are evaluated for impairment quarterly. Such analysis requires significant judgment to identify events or circumstances that would likely have a significant other than temporary adverse effect on the carrying value of the investment.
     Property, plant and equipment. Property, plant and equipment are stated at cost less accumulated depreciation. Additions, improvements and major renewals are capitalized, and maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation and amortization are removed from our records and the resulting gain or loss is reflected in the statement of operations. Buildings and leasehold improvements are generally depreciated over 15 to 40 years, or over the lease period, whichever is shorter, and machinery and equipment are generally depreciated over 3 to 10 years. We use the straight-line method of depreciation for all property, plant and equipment.
     Earnings per share. Because we only have one shareholder (Holdings) and no common shares trading in a public market, information on earnings (loss) per share is not meaningful and has not been presented.
     Foreign currency translation. We are primarily located in Singapore, Malaysia and the United States. These entities operate in a U.S. dollar functional environment. As such, foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates except for non-monetary items such as inventory, property, plant and equipment and other assets and other liabilities, which are remeasured at historical exchange rates.

     Capitalized software development costs. We capitalize eligible costs related to the application development phase of software developed internally or obtained for internal use in accordance with Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. During the year ended October 31, 2006, we capitalized $22 million, including $6 million of qualifying employee payroll and related benefits costs, in connection with the implementation of an enterprise resource planning system which are included in property, plant and equipment. The capitalization for the year ended October 31, 2007 was not material. We begin amortizing the costs associated with software developed for internal use at the time the software is ready for its intended use over its estimated useful life of three to five years.
     Warranty. We accrue for the estimated costs of product warranties at the time revenue is recognized. Product warranty costs are estimated based upon our historical experience and specific identification of the products requirements, which may fluctuate based on product mix.
     Accumulated other comprehensive income. Other comprehensive income includes certain transactions that have generally been reported in the consolidated statements of shareholder’s equity. The components of accumulated other comprehensive income at October 31, 2007 consisted of net loss and net unrecognized prior service credit and actuarial gain on retirement plans and post-retirement benefits.
     Reclassifications. Certain reclassifications have been made to the prior year consolidated statements of operations and balance sheets to conform to the current period presentation. These reclassifications have no impact on previously reported net loss, total assets, liabilities and shareholder’s equity.
New Accounting Pronouncements
     In December 2006, the Financial Accounting Standard Board (“FASB”) issued Staff Position (“FSP”) EITF 00-19-2, “Accounting for Registration Payment Arrangements.” This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, “Accounting for Contingencies.” The guidance is effective for fiscal years beginning after December 15, 2006. We do not expect this EITF to have a material impact on our financial statements.
     In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations.” SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. SFAS 141(R) also requires that acquisition-related costs be recognized separately from the acquisition. SFAS 141(R) is effective for us for fiscal 2010. We are currently evaluating this new pronouncement and the related impact on our financial statements.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of SFAS No. 115.” SFAS No. 159 allows companies to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 also establishes presentation and disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. We are currently evaluating this new pronouncement and the related impact on our financial statements.
     In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. We have adopted this provision of SFAS No. 158, along with disclosure requirements, at the end of fiscal year 2007, and the effects are reflected in the consolidated financial statements as of October 31, 2007 (see Note 8. “Retirement Plans and Post-Retirement Benefits”). SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. This additional provision becomes effective for us in fiscal year 2009. We do not expect the impact of the change in measurement date to have a material impact on the financial statements.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS No. 157 is required to be adopted by us in the first quarter of our fiscal year 2009. We are currently assessing the impact of the adoption of this Statement.
     In July 2006, FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” which clarifies the accounting for uncertainty in tax positions. FIN No. 48 requires that we recognize in our financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN No. 48 are effective as of the beginning of our 2008 fiscal year, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN No. 48 on our consolidated financial statements.
3. Acquisitions
SPG Acquisition
     On August 14, 2005, Agilent entered into an Asset Purchase Agreement with Parent, a newly-formed limited company organized under the laws of the Republic of Singapore, providing for the sale of substantially all of the assets and certain liabilities of SPG. The SPG Acquisition closed on December 1, 2005. The purchase price was $2,715 million and was determined as follows (in millions):

Cash	$2,660
Transaction costs	51
Options assumed	4

$2,715

     The SPG Acquisition was accounted for by the purchase method of accounting for business combinations. Under the purchase method of accounting, the acquisition cost of $2,715 million was allocated to the net assets acquired based on estimates of their respective fair values as of the date of acquisition as follows (in millions):

Current and other tangible assets:
Cash	$4
Trade accounts receivable, net	323
Inventory	214
Property, plant and equipment, net	452
Other assets	72
Goodwill	193
Assets held for sale — storage Business, including purchased intangibles and goodwill of $404 million	421
Amortizable intangible assets:
Purchased technology	843
Customer relationships	323
Distributor relationships	24
Order Backlog	43

Total assets acquired	2,912
Liabilities assumed	(196)
Liabilities held for sale	(1)

Net assets acquired	$2,715

     The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill.
     The identified intangible assets acquired were assigned fair values in accordance with the guidelines established in SFAS No. 141, “Business Combinations,” FIN No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method,” and other relevant guidance.
Amortizable Acquired Intangible Assets
     Purchased Technology: Existing technology comprises core and developed technology. This represents technical processes, intellectual property and products that have been completed and that will aid in the development of future products as well as the technology that currently exists in our current product offering. We valued the technology assets utilizing a discounted cash flow (“DCF”) model, which uses forecasts of future revenues and expenses related to the intangible asset. We utilized a discount rate ranging from 14% to 20% for technology. We are amortizing these intangible assets on a straight-line basis over their estimated useful lives of 5 to 20 years.

     Customer Relationships: The customer relationships asset relates to the ability to sell existing and future versions of products to existing customers and has been estimated using the income method. We valued customer relationships utilizing a DCF model and discount rates ranging from 14% to 20%. We are amortizing these intangible assets on a straight-line basis over their estimated useful lives of 3 to 15 years.
     Distributor Relationships: The distributor relationships asset relates to the ability to sell existing and future versions of products to existing distributors and has been estimated using the income method. We valued customer relationships utilizing a DCF model and discount rates ranging from 14% to 20%. We are amortizing these intangible assets on a straight-line basis over their estimated useful life of three years.
     Order Backlog: The order backlog asset represents the value of the sales and marketing costs required to establish the order backlog and was valued using the income method. We valued order backlog utilizing the DCF model and discount rates ranging from 11% to 15%. These orders were delivered and billed within three to six months of the SPG Acquisition. Consequently, the order backlog was fully amortized as of October 31, 2006.
Goodwill
     Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. In accordance with SFAS No. 142, goodwill resulting from business combinations is not amortized but instead is tested for impairment at least annually (more frequently if certain indicators are present). In the event that management determines that the value of goodwill has become impaired, we will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made (see Note 6. “Goodwill”).
Pro Forma Financial Information
     The following table summarizes the unaudited pro forma financial information, assuming the SPG Acquisition had occurred at the beginning of the period presented, after giving effect to certain purchase accounting adjustments:

	Year Ended October 31,
	2006	2005
Pro forma net revenue	$1,513	$1,410
Pro forma loss from continuing operations	(153)	(283)
     These results are presented for illustrative purposes only and are not necessarily indicative of the actual operating results that would have occurred if the transactions had been consummated on November 1, 2004.
Polymer Optical Fiber Acquisition
     During the year ended October 31, 2007, we acquired the Polymer Optical Fiber (“POF”) business from Infineon Technologies AG for $27 million in cash (the “POF Acquisition”). The purchase price was allocated to the acquired net assets based on estimated fair values as follows: total assets of $30 million, including intangible assets of $17 million and goodwill of $6 million; and total liabilities of $3 million. From the acquisition date, the results of operations of POF business are included in our consolidated statements of operations and were not material to revenues or net loss for the period following acquisition. If we accounted for the POF Acquisition as if it had been acquired as of the beginning of the fiscal years 2007 and 2006, pro forma revenues and net loss for the period ended October 31, 2007 and 2006, respectively, would not have been materially different than reported amounts.
4. Transactions with Agilent
     As a business segment within Agilent, Predecessor shared and operated under numerous agreements executed by Agilent with third parties, including but not limited to purchasing, manufacturing, supply, and distribution agreements; use of facilities owned, leased, and managed by Agilent; and software, technology and other intellectual property agreements. In conjunction with the SPG Acquisition, Agilent cooperated with us to novate, convey, transfer, assign or sublease certain specific agreements to us.

     Allocated costs included in the accompanying Predecessor statement of operations are as follows:

	Year Ended	One Month
	October 31,	Ended November 30,
	2005	2005
	(In millions)

Cost of products sold	$80	$8
Research and development	80	8
Selling, general and administrative	146	15
Other (income) expense, net	—	—

Total allocated costs	$306	$31

Predecessor Accounting
     Predecessor derived revenue from the sales of products to other Agilent businesses of $6 million and $1 million for the year ended October 31, 2005 and the one month ended November 30, 2005, respectively. The revenue was recorded using a cost-plus methodology and may not necessarily represent a price an unrelated third party would pay.
     Predecessor purchased materials from other Agilent businesses of $10 million and $1 million for the year ended October 31, 2005 and the one month ended November 30, 2005, respectively. All purchases were at cost and were recorded in cost of products or inventory for the respective periods.
Allocated Costs
     The Predecessor statement of operations includes direct expenses for cost of products sold, research and development, sales and marketing, distribution, and administration as well as allocations of expenses arising from shared services and infrastructure provided by Agilent. These allocated expenses include costs of centralized research and development, legal and accounting services, employee benefits, real estate and facilities, corporate advertising, insurance services, information technology, treasury and other corporate and infrastructure services. These expenses were allocated using estimates that Predecessor considered to be a reasonable reflection of the utilization of services provided to or benefits received by Predecessor relative to Agilent’s total costs. The allocation methods include headcount, square footage, actual consumption and usage of services, adjusted invested capital and others.
5. Balance Sheet Components
Inventory
     Inventory consists of the following (in millions):

	Company
	October 31,	October 31,
	2007	2006
Finished goods	$44	$50
Work-in-process	78	109
Raw materials	18	10

Total inventory	$140	$169

Other Current Assets
     Other current assets consist of the following (in millions):

	Company
	October 31,	October 31,
	2007	2006
Non-U.S. transaction tax receivable	$6	$3
Prepayments	10	12
Other	9	19

Total other current assets	$25	$34

Property, Plant and Equipment, Net
     Property, plant and equipment, net consist of the following (in millions):

	Company
	October 31,	October 31,
	2007	2006

Land	$11	$12
Buildings and leasehold improvements	123	165
Machinery and equipment	320	321

Total property, plant and equipment	454	498
Accumulated depreciation and amortization	(162)	(81)

Total property, plant and equipment	$292	$417

     Depreciation expense was $85 million, $81 million, $55 million and $5 million for the years ended October 31, 2007, 2006 and 2005 and the one month ended November 30, 2005 respectively.
     At October 31, 2007 and 2006, we had $22 million and $30 million of unamortized software costs, respectively, net of accumulated amortization of $16 million and $6 million, respectively.
     At October 31, 2007 and 2006, we had $6 million and $7 million of assets under capital leases, respectively, net of accumulated amortization of $2 million and $1 million, respectively.
     At October 31, 2007, property, plant and equipment with the gross carrying amount of $1 million and accumulated amortization of $0 million were classified as assets of discontinued operation.
Other Current Liabilities
     Other current liabilities consist of the following (in millions):

	Company
	October 31,	October 31,
	2007	2006
Deferred revenue	$7	$5
Supplier liabilities	3	3
Customer deposit	1	12
Litigation settlements	—	24
Due to Parent	9	11
Income taxes payable	9	15
Restructuring charges	5	—
Other	10	7

Total other current liabilities	$44	$77

6. Goodwill
     The following table summarizes changes in goodwill (in millions):

Balance as of October 31, 2006	$116
POF Acquisition	6

Balance as of October 31, 2007	$122

7. Intangible Assets
     The components of amortizable purchased intangibles as of October 31, 2007 and 2006 are shown in the table below (in millions):

	Gross Carrying	Accumulated
	Amount	Amortization	Net Book Value
As of October 31, 2007:
Purchased technology	$714	($117)	$597
Customer and distributor relationships	230	(50)	180
Order backlog	29	(29)	—
Other	2	(2)	—

Total	$975	($198)	$777

As of October 31, 2006:
Purchased technology	$796	($57)	$739
Customer and distributor relationships	266	(33)	233
Order backlog	31	(31)	—
Other	2	(1)	1

Total	$1,095	($122)	$973

     Amortization of intangible assets included in continuing operations was $88 million, $111 million, $0 million and $0 for the years ended October 31, 2007, 2006, 2005 and the one month ended November 30, 2005, respectively. At October 31, 2007, intangibles assets with the gross carrying amount of $28 million and accumulated amortization of $7 million were classified as assets of discontinued operation related to the pending sale of our infra-red operation (see Note 17. “Discontinued Operations”).
     During the year ended October 31, 2007, in connection with the POF Acquisition we recorded $17 million of intangible assets with weighted-average amortization period of 14 years (see Note 3. “Acquisitions”).
     During the year ended October 31, 2007, intangible assets with a gross carrying amount of $21 million were sold as part of the image sensor operation, net of accumulated amortization of $8 million (see Note 17. “Discontinued Operations”).
     As discussed in Note 12. “Restructuring and Asset Impairment Charges,” during the year ended October 31, 2007 we recorded an impairment charge pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” of $88 million for intangible assets (purchased technology and customer and distributor relationships), $72 million of which was recorded in cost of products sold and the remaining $16 million was recorded in operating expenses in the consolidated statement of operations.
     Based on the amount of intangible assets subject to amortization at October 31, 2007, the expected amortization expense for each of the next five fiscal years and thereafter is as follows (in millions):

Fiscal Year	Amount
2008	$83
2009	76
2010	75
2011	73
2012	73
Thereafter	397

$777

     The weighted average amortization periods remaining by intangible asset category at October 31, 2007 were as follows:

Years
Amortizable intangible assets:
Purchased technology	12
Customer and distributor relationships	9
8. Retirement Plans and Post-Retirement Benefits
Company
     Effective October 31, 2007, we adopted SFAS No. 158, which requires an employer to record non-cash adjustments to recognize the funded status of each of its defined benefit and postretirement benefit plans as a net asset or liability in its statement of financial position with an offsetting amount in accumulated other comprehensive income, and to recognize changes in that funded status in the year in which changes occur through comprehensive income. Additionally, SFAS No. 158 requires an employer to measure the funded status of each of its plans as of the date of its year-end statement of financial position. This additional provision becomes effective for us in fiscal year 2009. The incremental effect of applying SFAS No. 158 on individual line items on the consolidated balance sheet as of October 31, 2007 was as follows (in millions):

	Before application		After application
	of SFAS No. 158	Adjustments	of SFAS No. 158
Non-current deferred income tax liability	$2	3	$5
Accumulated other comprehensive income	$—	4	$4
     Assumed Plans. Under the Asset Purchase Agreement with Agilent, the only defined benefit plans we were required to assume were for certain employees located in Taiwan, Korea, Germany, Italy and France. Generally, for each defined benefit plan we assumed, Agilent was required to transfer assets equal to the aggregate Accumulated Benefit Obligation, or ABO, of such plan on the acquisition date. We did not assume any other Agilent plans. These plans cover approximately 12% of our total employees.
     401(k) Defined Contribution Plan. Our U.S. eligible employees participate in the Avago Technologies U.S. Inc. 401(k) Plan (the “401(k) Plan”). Enrollment in the 401(k) Plan is automatic for employees who meet eligibility requirements unless they decline participation. Under the 401(k) Plan, we provide matching contributions to employees up to a maximum of 4% of an employee’s annual eligible compensation. The maximum contribution to the 401(k) Plan is 50% of an employee’s annual eligible compensation, subject to regulatory and plan limitations. The 401(k) Plan expense is included in the corporate employee overhead rate allocation.
     U.S. Post-Retirement Medical Benefit Plans. Substantially all U.S. employees who meet retirement eligibility requirements as of their termination dates and who did not elect to receive retiree medical benefits from Agilent may receive post-retirement medical benefits under our retiree medical account program. Under our retiree medical account program, eligible retirees are allocated a spending account of either $40,000 or $55,000, depending on the retiree’s age as January 1, 2005, from which the retiree can receive reimbursement for premiums paid for medical coverage to age 65. U.S. employees who were age 50 or over on January 1, 2005 but did not satisfy Agilent’s eligibility requirements for its traditional retiree medical plan when they terminated employment with Agilent pursuant to the SPG Acquisition may be eligible for our traditional retiree medical plan upon meeting certain eligibility requirements and completing at least 2 years of Avago service. Once participating in the traditional retiree medical plan, retirees are provided with access to both pre-65 medical coverage and supplemental Medicare coverage with medical premiums based on the type of coverage chosen and the retiree’s combined length of service with us, Agilent and Hewlett-Packard. Retirees in this group are also given the option to choose the $55,000 retiree medical account program instead of the traditional retiree medical plan. The actuarial obligation for retiree medical benefits of $20 million was recorded as part of the SPG Acquisition.
     Non-U.S Retirement Benefit Plans. In addition to the defined benefit plan for certain employees in Taiwan, Korea, Japan, France, Italy and Germany, other eligible employees outside of the U.S. receive retirement benefits under various defined contribution retirement plans. Eligibility is generally determined based on the terms of our plans and local statutory requirements.
     The net pension plan costs of our non-U.S defined benefit plans for each of the year ended October 31, 2007 and 2006 were $2 million. The net pension plan costs of our post-retirement medical plan for the year ended October 31, 2007 and 2006 were $1 million and $1 million, respectively.

     Funded status. The funded status of the non-U.S. defined benefit plans was as follows (in millions):

	Company		Company
	Non-U.S. Defined Benefit Plans		U.S. Post Retirement Medical Plans
	2007	2006	2007	2006

Change in plan assets:
Fair value — beginning of period	$9	$—	$—	$—
Fair value of assets transferred on December 1, 2005	—	8	—	—
Currency impact	1	1	—	—
Employer contributions	1	—	—	—

Fair value of plan assets — end of period	$11	$9	$—	$—

	Company		Company
	Non-U.S. Defined Benefit Plans		U.S. Post Retirement Medical Plans
	2007	2006	2007	2006

Change in benefit obligation:
Benefit obligation — beginning of period	$16	$—	$17	$—
Obligations acquired on December 1, 2005	—	12	—	20
Addition to Plan	1	—	—	—
Service cost	2	2	1	1
Interest cost	1	—	1	1
Amendment	—	—	(1)	—
Actuarial (gain)/loss	(2)	1	(2)	(5)
Currency impact	1	1	—	—

Benefit obligation — end of period	$19	$16	$16	$17

Net accrued costs:
Plan assets less than benefit obligation	$(8)	$(7)	$(16)	$(17)
Unrecognized net actuarial (gain)/loss and net prior service credit	—	2	(7)	(5)
Accumulated other comprehensive income	—	—	7	—

	$(8)	$(5)	$(16)	$(22)

     It is expected that various benefit plans will make payments over the next ten years as follows (in millions):

	Non-U.S.	U.S. Post
	Defined	Retirement
	Benefit Plans	Medical Plans

2008	$—	$—
2009	—	1
2010	—	1
2011	—	1
2012	1	1
2013-2017	5	4
Assumptions
     The assumptions used to determine the benefit obligations and expense for our defined benefit and post-retirement benefit plans are presented in the table below. The expected long-term return on assets below represents an estimate of long-term returns on investment portfolios primarily consisting of fixed income investments. We consider long-term rates of return, which are weighted, based on the asset classes (both historical and forecasted) in which we expect our pension and post-retirement funds to be invested. Discount rates reflect the current rate at which pension and post-retirement obligations could be settled based on the measurement dates of the plans, which is September 30 and October 31 for the defined benefit and post retirement plans, respectively. The range of assumptions that are used for non-U.S. defined benefit plans reflects the different economic environments within various countries.

	Assumptions for Benefit Obligation		Assumptions for Expense
	Company		Company
	Year Ended October 31,		Year Ended October 31,
	2007	2006	2007	2006
Non-U.S. Defined Benefit Plans:
Discount rate	2.25%-5.25%	2.25%-4.75%	2.25%-5.25%	2.00%-4.25%
Average increase in compensation levels	3.00%-5.00%	3.00%-4.00%	3.00%-4.00%	2.50%-4.50%
Expected long-term return on assets	2.75%-5.60%	2.75%-5.60%	2.75%-5.60%	3.50%-6.75%

	Assumptions for Benefit Obligation		Assumptions for Expense
	Company		Company
	Year Ended October 31,		Year Ended October 31,
	2007	2006	2007	2006
U.S. Post-Retirement Medical Plan:
Discount rate	6.250%	6.000%	6.000%	5.250%
Current medical cost trend rate	9.000%	9.000%	9.000%	9.000%
Ultimate medical cost trend rate	5.000%	5.000%	5.000%	5.000%
Medical cost trend rate decreases to ultimate trend rate in year	2012	2011	2011	2010
     Assumed healthcare trend rates could have a significant effect on the amounts reported for the post-retirement medical plans. A one percentage point change in the assumed health care cost trend rates for the year ended October 31, 2007 would have the following effects:

	1% Increase	1% Decrease
Effect on post-retirement benefit obligation (in millions)	$1	$(1)
Percentage effect on post-retirement benefit obligation	8.4%	(7.0)%
     A one percentage point increase or decrease in our healthcare cost trend rates would have increased or decreased the service and interest cost components of the net periodic benefit cost by less than $1 million.
Predecessor
     General. Substantially all of Predecessor’s employees were covered under various defined benefit and/or defined contribution plans. Additionally, the Predecessor sponsored post-retirement health care benefit plans for Predecessor’s eligible U.S. employees.
     U.S. Retirement-Related Plans. Predecessor provided U.S. employees who met eligibility criteria under the retirement and deferred profit-sharing plans, which were generally based on an employee’s highest five consecutive years’ average pay during the years of employment and on length of service.
     401(k) Defined Contribution Plan. Predecessor’s U.S. eligible employees participated in Agilent’s 401(k) Plan (the “Predecessor’s 401(k) Plan”). Under the Predecessor’s 401(k) Plan, Predecessor provided matching contributions to employees up to a maximum of 4% of an employee’s annual eligible compensation. The Predecessor’s 401(k) Plan expense is included in the corporate employee overhead rate allocation for Predecessor and not separately identifiable.
     Post-Retirement Benefit Plans. U.S. employees who met retirement eligibility requirements as of their termination dates may have participated in Agilent’s Non-Medicare Medical or Medicare Medical Plans (the “Post-retirement Medical Plans”) under Agilent’s traditional retiree medical plan.
     Medicare Prescription Drug, Improvement and Modernization Act of 2003. In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was passed which expands Medicare to include an outpatient prescription drug benefit beginning in 2006. In May 2004, the FASB issued FSP 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which provides guidance on how companies should account for the impact of the Act on its postretirement healthcare plans. Beginning in 2006, the federal government provided a non-taxable subsidy to employers that sponsor prescription drug benefits to retirees that are “actuarially equivalent” to Medicare Part D benefits. Agilent determined that the prescription drug benefits offered under the plans qualify for this subsidy. Effective in fourth quarter 2004, assuming that Agilent would continue to offer these benefits, Agilent reflected the expected subsidy according to the guidance in FSP 106-2 prospectively in Agilent’s financial statements. The adoption of FSP 106-2 had no material impact on accumulated postretirement benefit obligation of net plan costs.
     Non-U.S. Retirement Benefit Plans. Eligible Predecessor employees outside the U.S. generally received retirement benefits under various retirement plans based upon factors such as years of service and employee compensation levels. Eligibility was generally determined in accordance with local statutory requirements.
     For the year ended October 31, 2005, and the one month ended November 30, 2005, the net pension costs of non-U.S. defined benefit plans transferred to Avago were $1 million and $0 million, respectively.
     Assumptions. The assumptions used to determine the expense for Predecessor’s defined benefit and post-retirement benefit plans are presented in the table below. The expected long-term return on assets below represents an estimate of long-term returns on investment portfolios consisting of a mixture of equities, fixed income and alternative investments in proportion to the asset allocations of each of the plans. Predecessor considered long-term rates of return, which are weighted based, on the asset classes (both historical and forecasted) in which Predecessor expected its pension and post-retirement funds to be invested. Discount rates reflect the current rate at which pension and post-retirement obligations could be settled based on the measurement dates of the plans (October 31). Both U.S. and non-U.S. rates are generally based on published rates for high-quality corporate bonds. The range of assumptions that are used for non-U.S. defined benefit plans reflects the different economic environments within various countries.

Predecessor
Year Ended
October 31, 2005
Non-U.S. defined benefit plans:
Discount rate	2.25-6.0%
Average increase in compensation levels	0-5.0%
Expected long-term return on assets	4.75-7.0%
U.S. post-retirement benefits plans:
Discount rate	5.75%
Expected long-term return on assets	8.50%
Current medical cost trend rate	10.00%
Ultimate medical cost trend rate	5.00%
Medical cost trend rate decrease to ultimate rate in year	2010
9. Senior Credit Facilities and Borrowings
     Our senior credit facilities and borrowings as of October 31, 2007 and 2006 consist of the following (in millions):

	October 31,	October 31,
	2007	2006
Senior credit facilities:
Term loan facility	$—	$—
Revolving credit facility	—	—
Notes:
10 1/8% senior notes due 2013	$403	$500
Senior floating rate notes due 2013	250	250
11 7/8% senior subordinated notes due 2015	250	250

	$903	$1,000

Senior Credit Facilities
     In connection with the SPG Acquisition, we entered into a senior credit agreement with a syndicate of financial institutions. The senior secured credit facilities initially consisted of (i) a seven-year $725 million term loan facility and (ii) a six-year, $250 million revolving credit facility for general corporate purposes. The revolving credit facility was increased to $375 million in the fourth quarter of fiscal year 2007.

     The revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day or one-day notice referred to as swingline loans and is available to us and certain of our subsidiaries in U.S. dollars and other currencies. As of October 31, 2007, we have not borrowed under the revolving credit facility, although we had $16 million of letters of credits outstanding under the facility. The term loan credit facility was available for drawdown until April 30, 2006. We drew $475 million under our term loan facility to finance a portion of the SPG Acquisition. On January 26, 2006, as permitted by our senior credit agreement and the indentures governing the outstanding notes, we drew the full $250 million under the delayed-draw portion of our term loan facility to retire all of our redeemable convertible preference shares. We used the net proceeds from the sale of our Storage Business and Printer ASICs Business to permanently repay borrowings under our term loan facility. As of October 31, 2006, the term loan facility had been permanently repaid. Costs of approximately $19 million incurred in relation to the term loan facility were initially capitalized as debt issuance costs, amortized over the expected term as additional interest expense and unamortized costs were written off in conjunction with the repayment of the term loan facility.
     Interest Rate and Fees: Borrowings under the senior credit agreement bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the United States prime rate and (2) the federal funds rate plus 0.5% (or an equivalent base rate for loans originating outside the United States, to the extent available) or (b) a LIBOR rate (or the equivalent thereof in the relevant jurisdiction) determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. At October 31, 2007, the lender’s base rate was 7.50% and the one-month LIBOR rate was 4.71%. The applicable margin for borrowings under the revolving credit facility is 0.75% with respect to base rate borrowings and 1.75% with respect to LIBOR borrowings.
     We are required to pay a commitment fee to the lenders under the revolving credit facility with respect to any unutilized commitments thereunder. At October 31, 2007, the commitment fee on the revolving credit facility is 0.375% per annum. We must also pay customary letter of credit fees. The commitment fee is expensed as additional interest expense.
     Maturity: Principal amounts outstanding under the revolving credit facility are due and payable in full on December 1, 2011. As of October 31, 2007 we have not borrowed against the revolving credit facility, although we had $16 million of letters of credit outstanding under the facility.
     Certain Covenants and Events of Default: The senior credit agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:
•	incur additional debt or issue certain preferred shares;

•	create liens on assets;

•	enter into sale-leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	pay dividends and distributions, or repurchase our capital stock or make other restrictive payments;

•	make investments, loans or advances;

•	make capital expenditures;

•	repay subordinated indebtedness (including the senior subordinated notes);

•	make certain acquisitions;

•	amend material agreements governing our subordinated indebtedness (including the senior subordinated notes);

•	change our lines of business; and

•	change the status of Holdings as a passive holding company.

     All obligations under the senior credit facilities, and the guarantees of those obligations, are secured by substantially all of our following assets and that of each guarantor, subject to certain exceptions:
•	a pledge of 100% of our capital stock and 100% of the capital stock of each of our material subsidiaries; and
•	a security interest in substantially all of our tangible and intangible assets and the tangible and intangible assets of each guarantor.
     In addition, the senior credit agreement requires us to maintain a senior secured leverage ratio below a certain amount.
     We were in compliance with all financial and non-financial covenants relating to the senior secured credit facilities as of October 31, 2007.
Senior Notes and Senior Subordinated Notes
     In connection with the SPG Acquisition, we completed a private placement of $1,000 million principal amount of unsecured debt consisting of (i) $500 million principal amount of 101/8% senior notes due December 1, 2013 (the “Senior Fixed Rate Notes”), (ii) $250 million principal amount of senior floating rate notes due June 1, 2013 (the “Senior Floating Rate Notes” and, together with the Senior Fixed Rate Notes, the “Senior Notes”), and (iii) $250 million principal amount of 117/8% senior subordinated notes due December 1, 2015 (the “Senior Subordinated Notes”). The Senior Notes and the Senior Subordinated Notes are collectively referred to as the “Notes.” We received proceeds of $966 million, net of $34 million of related transaction expenses. Such transaction expenses are deferred as debt issuance costs and are being amortized over the life of the loans as incremental interest expense.
     Interest is payable on the Senior Fixed Rate Notes and the Senior Subordinated Notes on a semi-annual basis at a fixed rate of 10.125% and 11.875%, respectively, per annum. Interest is payable on the Senior Floating Rate Notes on a quarterly basis at a rate of three-month LIBOR plus 5.5%. The rate for the Senior Floating Rate Notes was 11.12% at October 31, 2007.
     We may redeem all or any part of the Senior Floating Rate Notes (i) at any time prior to December 1, 2007 and the Senior Fixed Rate Notes at any time prior to December 1, 2009 at a redemption price equal to 100% of the principal amount of the notes redeemed plus a defined premium and accrued but unpaid interest through the redemption date, and (ii) on or after such dates at fixed redemption prices (expressed as percentages of the principal amount of the notes to be redeemed) set forth in the indenture governing the Senior Notes (the “Senior Notes Indenture”). The Senior Notes Indenture also provides certain limited optional redemption rights upon qualifying asset sales or equity offerings at a redemption price set forth in the Senior Notes Indenture that generally includes a premium. In addition, upon a change of control of the Company, we generally will be required to make an offer to redeem the Senior Notes from the holders at 101% of the principal amount plus accrued but unpaid interest through the redemption date.
     The Senior Notes are unsecured and effectively subordinated to all of our existing and future secured debt (including obligations under our senior credit facilities), to the extent of the value of the assets securing such debt. Certain of our subsidiaries have guaranteed the obligations under the senior credit facilities, and have guaranteed the obligations under the Senior Notes on a senior unsecured basis.
     The Senior Notes Indenture limits our ability and the ability of our restricted subsidiaries: to incur additional indebtedness or issue certain preferred shares; to pay dividends on or make other distributions in respect of its capital stock or make other restricted payments; to make certain investments; to sell certain assets; to create liens on certain assets to secure debt; to enter into certain transactions with affiliates; and to consolidate, merge, sell or otherwise dispose of all or substantially all of our assets.
     We may redeem all or any part of the Senior Subordinated Notes (i) at any time prior to December 1, 2010 at a redemption price equal to 100% of the principal amount of the notes redeemed plus a defined premium and accrued but unpaid interest through the redemption date, and (ii) on or after such dates at fixed redemption prices (expressed as percentages of the principal amount of the notes to be redeemed) set forth in the indenture governing the Senior Subordinated Notes (the “Senior Subordinated Notes Indenture”) plus accrued but unpaid interest through the redemption date. The Senior Subordinated Notes Indenture also provides certain limited optional redemption rights upon qualifying asset sales or equity offerings at a redemption price set forth in the Senior Note Indenture that generally includes a premium. In addition, upon a change of control of the Company, we generally will be required to make an offer to redeem the Senior Subordinated Notes from the holders at 101% of the principal amount plus accrued but unpaid interest through the redemption date.
     The Senior Subordinated Notes are unsecured and subordinated to all of our existing and future senior indebtedness, including our senior credit facilities and the Senior Notes. Certain of our subsidiaries have guaranteed the obligations under the senior credit facilities, and have guaranteed the obligations under the Senior Subordinated Notes on a senior subordinated unsecured basis.
     The Senior Subordinated Notes Indenture limits our ability and the ability of our restricted subsidiaries to: incur additional indebtedness or issue certain preferred shares; to pay dividends on or make other distributions in respect of its capital stock or make other restricted payments; to make certain investments; to sell certain assets; to create liens on certain assets to secure debt; to enter into certain transactions with affiliates; and to consolidate, merge, sell or otherwise dispose of all or substantially all of our assets.
Debt Repayments
     During the year ended October 31, 2007, we completed a “Modified Dutch Auction” tender offer and repurchased $77 million in principal amounts of the Senior Fixed Rate Notes and paid $7 million in early tender premium, plus accrued interest, resulting in a loss on extinguishment of debt of $10 million, which consisted of $7 million early tender premium, $2 million write-off of debt issuance costs and less than $1 million legal fees and other related expenses. Additionally, we also repurchased $20 million in principal amounts of the Senior Fixed Rate Notes from the open market, resulting in a loss on extinguishment of debt of $2 million for the period.
     On November 15, 2007, we announced that we would redeem $200 million aggregate principal amount of our Senior Floating Rate Notes. The Notes will be redeemed at a price of 102% of the principal amount, plus accrued and unpaid interest up to, but not including, the redemption date. The redemption date is December 18, 2007. See Note 22. “Subsequent Events.”
Debt Issuance Costs
     Unamortized debt issuance costs associated with the Notes and the secured senior credit facility were $30 million at October 31, 2007 and are included in other assets on the balance sheet. Amortization of debt issuance costs is classified as interest expense in the statement of operations.
Predecessor
     The Predecessor had no borrowings during any period presented.
10. Fair Value of Financial Instruments
     The following table presents the carrying amounts and fair values of financial instruments as of October 31, 2007 and 2006 (in millions):

	Company
	October 31, 2007		October 31, 2006
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Variable rate debt	$250	$257	$250	$263
Fixed rate debt	653	722	750	806
     The fair values of cash and cash equivalents, trade accounts receivable, accounts payable and accrued liabilities, to the extent the underlying liability will be settled in cash, approximate carrying values because of the short-term nature of these instruments. The fair value of our long-term debt is based on quoted market rates.
11. Shareholder’s Equity
Company
     Effective January 30, 2006, the Singapore Companies Act was amended to, among other things, allow Singapore companies to repurchase outstanding ordinary shares subject to certain requirements and eliminate the concepts of par value, additional paid-in capital and authorized share capital. As a result of the Companies Act amendments, effective January 30, 2006, our outstanding shares have no par value, and we have combined the par value of our ordinary shares together with additional paid-in-capital into one ordinary shares account for all periods presented.

Ordinary and Redeemable Convertible Preference Shares
     In December 2005, we issued 209,840,061 ordinary shares for proceeds of $1,049 million and 250,000 shares of redeemable convertible cumulative preference shares (“preference shares”) for $250 million. In January 2006, we redeemed 248,853 shares of preference shares for cash and the remaining balance was converted into 229,400 ordinary shares. A pro-rata 3% dividend was paid on the shares redeemed in accordance with the terms of the preference shares.
Share Option Plans
     Effective December 1, 2005, Parent adopted two equity-based compensation plans, the Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries (the “Executive Plan”) and the Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries (the “Senior Management Plan” and together with the Executive Plan, the “Equity Incentive Plans”), which have been amended, to authorize the grant of options and share purchase rights covering up to 30 million ordinary shares of Parent.
     Under the Executive Plan, options generally vest at a rate of 20% per year based on the passage of time and attaining certain performance criteria, in each case subject to continued employment. Those options subject to vesting based on the passage of time may accelerate by one year upon certain terminations of employment. Under the Senior Management Plan, options generally vest at a rate of 20% per year based on the passage of time and continued employment.
     Under the Equity Incentive Plans, awards generally expire ten years following the date of grant unless granted to a non-employee, in which case the awards generally expire five years following the date of grant and are granted at a price equal to the fair market value.
     A summary of award activity follows (in millions, except per-share amounts).

	Awards Outstanding
				Weighted-
			Weighted-	Average
	Awards		Average	Remaining	Aggregate
	Available for	Number	Exercise Price	Contractual Life	Intrinsic
	Grant	Outstanding	Per Share	(in years)	Value
Balance as of October 31, 2006	8	18	4.87
Granted	(6)	6	8.98
Cancelled	4	(4)	4.91

Outstanding as of October 31, 2007	6	20	6.07	7.82	$84

Vested as of October 31, 2007		4	4.31	6.82	23
Vested and expected to vest as of October 31, 2007		15	5.87	7.71	64
     The following table summarizes significant ranges of outstanding and exercisable awards as of October 31, 2007 (in millions, except per share amounts):

	Awards Outstanding			Awards Exercisable
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number	Contractual	Exercise Price	Number	Exercise Price
Exercise Prices	Outstanding	Life (in years)	Per Share	Exercisable	Per Share
$1.25	1	4.79	$1.25	1	$1.25
5.00	14	7.42	5.00	3	5.00
6.48	1	8.75	6.48	—	—
10.22	4	9.40	10.22	—	—

Total	20	7.82	6.07	4	4.31

Share-Based Compensation
     Effective November 1, 2006 (fiscal year 2007), we adopted the provisions of SFAS No. 123R, “Share-Based Payment.” SFAS No. 123R establishes U.S. GAAP for share-based awards issued for employee services. Under SFAS No. 123R, share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period. We previously applied APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation.”
     We adopted SFAS No. 123R using the prospective transition method. Under this method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption. For share-based awards granted after November 1, 2006, we recognized compensation expense based on the estimated grant date fair value method required under SFAS No. 123R, using the Black-Scholes valuation model with a straight-line amortization method. As SFAS No. 123R requires that share-based compensation expense be based on awards that are ultimately expected to vest, estimated share-based compensation for such awards for the year ended October 31, 2007 has been reduced for estimated forfeitures. For outstanding share-based awards granted before November 1, 2006, which were originally accounted under the provisions of APB No. 25 and the minimum value method for pro forma disclosures of SFAS No. 123, we continue to account for any portion of such awards under the originally applied accounting principles. As a result, performance-based awards granted before November 1, 2006 are subject to variable accounting until such options are vested, forfeited or cancelled. Variable accounting requires us to value the variable options at the end of each accounting period based upon the then fair market value of the underlying common stock. Accordingly, our share-based compensation is subject to significant fluctuation based on changes in the fair value of our common stock.
     The impact on our results for share-based compensation for the year ended October 31, 2007 was as follows (in millions):

Company
Year Ended
October 31,
2007
Cost of products sold	$1
Research and development	—
Selling, general and administrative	11

Total share-based compensation expense	$12

     The weighted-average assumptions utilized for our Black-Scholes valuation model for options granted during the year ended October 31, 2007 are as follows:

Company
Year Ended
October 31, 2007

Risk-free interest rate	4.64%
Dividend yield	0%
Volatility	47%
Expected term (in years)	6.5
     The dividend yield of zero is based on the fact that we have no present intention to pay cash dividends. Expected volatility is based on the combination of historical volatility of guideline publicly traded companies over the period commensurate with the expected life of the options and the implied volatility of guideline publicly traded companies from traded options with a term of 180 days or greater measured over the last three months. The risk-free interest rate is derived from the average U.S. Treasury Strips rate during the period, which approximates the rate in effect at the time of grant. The expected life calculation is based on the simplified method of estimating expected life outlined by the SEC in the Staff Accounting Bulletin No. 107.
     Based on the above assumptions, the weighted-average fair values of the options granted under the share option plans for the year ended October 31, 2007 was $5.07.
     Based on our historical experience of pre-vesting option cancellations, we have assumed an annualized forfeiture rate of 15% for our options. Under the true-up provisions of SFAS No. 123R, we will record additional expense if actual forfeitures are lower than we estimated, and will record a recovery of prior expense if actual forfeitures are higher than we estimated.

     Total compensation cost of options granted but not yet vested, as of October 31, 2007, was $23 million, which is expected to be recognized over the weighted average period of 3 years.
     For the year ended October 31, 2006, total share-based compensation expenses was $2 million, which was recorded in accordance with APB No. 25.
12. Restructuring and Asset Impairment Charges
Company
     During the year ended October 31, 2006, we initiated new restructuring plans to reduce our workforce by approximately 80 employees related to certain product line rationalizations. In addition, we continued to incur charges related to the Predecessor restructuring plans assumed by us as part of the SPG Acquisition. Total charges incurred during this period were $5 million, $2 million of which were recorded under cost of products sold and the remainder of which were recorded under research and development. As of October 31, 2006, we have paid $5 million in cash in conjunction with the new restructuring plans, and substantially completed the Predecessor restructuring plan.
     In the first quarter of 2007, we began to increase the use of outsourced providers in our manufacturing operations. In connection with this strategy, we introduced several severance programs to reduce our workforce, primarily in our major locations in Asia. As a result, during the year ended October 31, 2007, we incurred total restructuring charges of $51 million, predominantly representing one-time employee termination benefits.
     The significant activity within and components of the restructuring charges during the year ended October 31, 2007 are as follows (in millions):

	Employee	Asset
	Termination	Abandonment	Excess
	Costs	Costs	Lease	Total
Charges to cost of products sold	$28	$1	$—	$29
Charges to research and development	3	—	—	3
Charges to selling, general and administrative	15	3	1	19
Cash payments	(41)	—	(1)	(42)
Non-cash portion	—	(4)	—	(4)

Accrued restructuring as of October 31, 2007 - included in other current liabilities	$5	$—	$—	$5

     The remaining balance of accrued restructuring as of October 31, 2007 is expected to be paid during the year ending October 31, 2008.
     During the year ended October 31, 2007, we recorded a $158 million write-down of certain long-lived assets following a review performed in accordance with SFAS No. 144 of the recoverability of the carrying value of certain manufacturing facilities (the “asset group”).
     SFAS No. 144 requires us to evaluate the recoverability of certain long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We continue to evaluate alternatives in support of increasing the use of outsource providers for our manufacturing operations. As part of this ongoing process and based on our review of internal and external factors, during the third quarter we assessed whether there had been a material impairment in certain long-lived assets pursuant to SFAS No. 144. Based on such assessment, we recorded impairment charges of $70 million mostly related to equipment and buildings at certain manufacturing facilities and $88 million for intangible assets related to those manufacturing operations. The net book value of the asset group before the impairment charges was $415 million.
     The impairment charge was measured as an excess of the carrying value of the asset group over its fair value. The fair value of the asset group was estimated using a present value technique, where expected future cash flows from the use of the asset group were discounted by an interest rate commensurate with the risk of the cash flows.

Predecessor
     Agilent had several restructuring plans that have affected SPG. These plans were designed to reduce costs and expenses in order to return Agilent to profitability. The three main components of these plans were workforce reductions, consolidation of excess facilities and evaluating and restructuring property, plant, and equipment, which included recording the impairment of some assets.
     Overall, Agilent reduced SPG’s workforce through attrition and involuntary terminations. Agilent also consolidated excess facilities resulting in charges for lease termination fees and losses anticipated from sub-lease agreements. In addition, Agilent closed production, research and development and support and sales facilities in the United States, the United Kingdom and other countries. As a result of these site closures, significant asset impairment charges were incurred.
     In the first half of 2005, Predecessor continued to incur charges related to the actions that were taken to scale back the Fort Collins facility. In the second half of 2005, Predecessor shut down its existing research and development site at the Ipswich facility and the San Jose production facility in order to continue to reduce our overall cost structure. Predecessor incurred approximately $7 million in work force management charges and $2 million for asset impairment charges related to these actions for the year ended October 31, 2005. Total additional costs allocated to Predecessor by Agilent were approximately $7 million for work force management and $4 million for asset impairment and consolidation of excess facilities — see additional description below.
     A summary of the restructuring activity (including restructuring costs allocated by Agilent) by period is shown below:

	Predecessor
	Year ended	One Month Ended
	October 31, 2005	November 30, 2005
	(in millions)
Workforce management	$14	$1
Asset impairment	3	—
Consolidation of facilities	3	—

Total restructuring and asset impairment charges	$20	$1

     With respect to the charges for asset impairment and consolidation of facilities, Predecessor had no accrued balances at the end of the respective reporting periods. Predecessor did have accrued liabilities for workforce management restructuring costs and a summary of the activity and accrued balances for the periods presented are shown in the table below:

Predecessor
Workforce
Management
(in millions)

Balance at October 31, 2004	$3
Total charge	7
Cash payments	(9)

Balance at October 31, 2005	1
Total charge	1
Cash payments	(2)

Balance at November 30, 2005	$—

     A summary of the statement of operations impact of the charges resulting from all Predecessor restructuring plans is shown below.

	Predecessor
	Year ended	One Month Ended
	October 31, 2005	November 30, 2005

Cost of products	$4	$—
Research and development	7	—
Selling, general and administrative	9	1

Total restructuring and asset impairment charges	$20	$1

     As described above, in addition to the actions that directly impacted Predecessor, Agilent allocated certain restructuring costs to Predecessor for their actions to reduce their costs associated with its support services such as finance, information technology, and workplace services. These cost reductions were achieved by moving global shared services operations sites to lower cost regions, reducing the number of properties, particularly sales and administrative sites, and by reducing their workforce through involuntary terminations and selected outsourcing of manufacturing and administrative functions. Portions of these costs were allocated to Predecessor by Agilent and are included in the Predecessor financial statements. The costs were paid directly by Agilent so they are not included in Predecessor’s accrued liability for restructuring.
     The restructuring costs allocated to Predecessor by Agilent that are included in the table above are shown separately below:

	Predecessor
	Year ended	One Month Ended
	October 31, 2005	November 30, 2005
	(in millions)
Cost of products	$—	$—
Research and development	4	—
Selling, general and administrative	7	—

Total restructuring and asset impairment charges	$11	$—

13. Income Taxes
Company
     Consequent to the incorporation of Parent in Singapore, domestic operations reflect the results of operations based in Singapore.
Predecessor
     Predecessor operating results were historically included in Agilent’s consolidated U.S. federal and state income tax returns and non-U.S. jurisdiction tax returns. Provision for income taxes in the financial statements have been determined on a separate return basis. Predecessor is required to assess the realization of its net deferred tax assets and the need for a valuation allowance on a separate return basis, and exclude from that assessment any utilization of those losses by Agilent. This assessment requires that Predecessor’s management make judgments about benefits that could be realized from future taxable income, as well as other positive and negative factors influencing the realization of deferred tax assets. Due to the cumulative losses incurred in the U.S. and certain non-U.S. locations, Predecessor recorded a valuation allowance against any deferred assets in these jurisdictions as of October 31, 2005. All tax return attributes Predecessor generated, as calculated on a separate return methodology not used by Agilent historically, were retained by Agilent.

Components of Income Before Taxes from Continuing Operations
     For financial reporting purposes, “Income (loss) from continuing operations before income taxes” included the following components (in millions):

	Company		Predecessor
	Year Ended October 31,		One Month Ended	Year Ended
	2007	2006	November 30, 2005	October 31, 2005
Company
Domestic loss	$(125)	$(249)	$—	$—
Foreign income (loss)	(87)	24	—	—

Predecessor
Domestic loss	—	—	$(17)	$(307)
Foreign income (loss)	—	—	(6)	321

Income (loss) from continuing operations before income taxes:	$(212)	$(225)	$(23)	$14

Components of Provision for Income Taxes
Company
     We have negotiated tax holidays on earnings in Singapore and Malaysia which expire in various fiscal years beginning in 2010. The tax holidays provide lower rates of taxation on certain classes of income and are conditional upon our meeting certain employment and investment thresholds.
     Significant components of the provision for income taxes from continuing operations are as follows (in millions):

	Company		Predecessor
	Year Ended October 31,		One Month Ended	Year Ended
	2007	2006	November 30, 2005	October 31, 2005
Current tax expense:
Domestic	$2	$2	$—	$3
Foreign	9	6	2	2

	$11	$8	$2	$5

Deferred tax expense (benefit)
Domestic	$3	$(1)	$—	$—
Foreign	(6)	(4)	—	—

	$(3)	$(5)	$—	$—

Total provision for income taxes	$8	$3	$2	$5

Predecessor
     Agilent had negotiated tax holidays on earnings in certain foreign jurisdictions in which Predecessor operated which expire in various fiscal years beginning in 2008. The tax holidays provide lower rates of taxation on certain classes of income and are conditional upon Agilent meeting certain employment and investment thresholds.

Rate Reconciliation
     A reconciliation of the expected statutory tax rate (computed at the Predecessor’s U.S. statutory income tax rate of 35% and the Company’s Singapore statutory tax rate of 20%) to the actual tax rate on income from continuing operations is as follows:

	Company		Predecessor
	Year Ended October 31,		One Month Ended	Year Ended
	2007	2006	November 30, 2005	October 31, 2005
Expected statutory tax rate	(20.0)%	(20.0)%	(35.0)%	35.0%

Homeland Investment Act Dividend Repatriation	0.0%	0.0%	0.0%	14.3%
Foreign income taxed at different rates	8.0%	(0.2)%	14.9%	(71.4)%
Nondeductible goodwill	0.0%	0.0%	0.3%	4.3%
U.S. R&D credits	(0.3)%	0.0%	(1.3)%	(17.7)%
Tax Holidays and Concessions	13.5%	21.5%	0.0%	0.0%
Other, net	2.6%	0.0%	(0.4)%	(0.2)%
Valuation Allowance	0.0%	0.0%	30.2%	71.4%

Actual tax rate on income from continuing operations	3.8%	1.3%	8.7%	35.7%

Summary of Deferred Income Taxes
     Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their basis for income tax purposes and the tax effects of net operating losses and tax credit carry forwards. The significant components of deferred tax assets and deferred tax liabilities included on the balance sheets were as follows (in millions):

	Company
	As of October 31,
	2007	2006
Deferred income tax assets:
Depreciation and amortization	$22	$5
Inventory	1	—
Receivables	2	—
Employee benefits	2	3
Stock options	4	—
Net operating loss carryovers and credit carryovers	30	12
Other deferred income tax assets	4	2

Gross deferred tax assets	$65	$22
Less valuation allowance	(51)	(16)

Deferred income tax assets	$14	$6

Deferred income tax liabilities
Depreciation and amortization	$—	$1
Inventory	1	—
Employee benefits	3	—
Other deferred income tax liabilities	2	—
Foreign earnings not permanently reinvested	2	—

Deferred income tax liabilities	$8	$1

Net deferred income tax asset (liability)	$6	$5

     The above net deferred income tax asset (liability) has been reflected in the accompanying balance sheets as follows (in millions):

	Company
	As of October 31,
	2007	2006
Current asset	$2	$—
Current liability	(3)	—

Net current income tax asset (liability)	$(1)	$—

Non-current asset	$12	$6
Non-current liability	(5)	(1)

Net non-current income tax asset (liability)	$7	$5
     As of October 31, 2007, we had Singapore net operating loss carryforwards of $28 million, foreign net operating loss carryforwards of $58 million, and the United States state net operating loss carryforwards of $21 million. The Singapore net operating losses have no limitation on utilization. For foreign net operating losses, $26 million of the losses have no limitation on utilization and the remaining balance of the losses expire in various fiscal years beginning in 2008. United States state net operating loss carryforwards expire beginning in fiscal year 2016.
     We consider all operating income of foreign subsidiaries not to be permanently reinvested outside Singapore. We have provided $2 million for foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries, the cumulative amount of which is estimated to be $85 million and $39 million as of October 31, 2007 and 2006, respectively.
14. Interest Expense
     Interest expense of $109 million and $143 million for the years ended October 31, 2007 and 2006, respectively, consisted primarily of (i) interest expense of $105 million and $121 million, respectively, with respect to the Senior Notes, Senior Subordinated Notes, and previously outstanding debt under the senior secured credit facilities, all issued or incurred in connection with the SPG Acquisition including commitment fees for expired credit facilities; and (ii) amortization of debt issuance costs of $4 million and $22 million, respectively.
15. Other Income, net
     The following table presents the detail of other income, net:

	Company		Predecessor
	Year Ended October 31,		One Month Ended	Year Ended
	2007	2006	November 30, 2005	October 31, 2005

Other income	$4	$6	$—	$18
Interest income	10	6	—	—
Other expense	—	—	—	(11)

Other income, net	$14	$12	$—	$7

     Predecessor other income for the year ended October 31, 2005, net included a gain of $12 million on the sale of the Camera Module Division (see Note 16. “Sale of the Camera Module Business”), and a charge of $6 million for impairment of an investment.
16. Sale of the Camera Module Business
     On February 3, 2005, Predecessor completed the sale of the Camera Module Business to Flextronics International Ltd. (“Flextronics”) pursuant to an Asset Purchase Agreement dated October 27, 2004 as amended. Flextronics agreed to purchase the fixed assets, inventory and Intellectual Property (IP) and assume operating liabilities. Flextronics paid approximately $13 million upon closing and will pay an additional $12 million (in twelve equal quarterly installments) to be paid each fiscal quarter following the sale closing date, which was recorded as receivable by us as part of purchase accounting. In addition to the consideration above, if Camera Module Business future revenue thresholds specified in the Asset Purchase Agreement are met, Flextronics will pay up to an additional $13 million over a three-year period. For the year ended October 31, 2005, Predecessor recognized a gain of $12 million related to this sale which was recorded in other income, net.
     The following table shows the results of operations of Predecessor’s Camera Module Business for the year ended October 31, 2005. Because the sale was on February 3, 2005, the results for the year ended October 31, 2005 includes operations for only one quarter. The table below includes direct expenses for costs of products sold, research and development, sales and marketing, distribution, and administration as well as allocations of expenses arising from shared services and infrastructure provided by Agilent to the Camera Module Business. The amounts allocated to the Camera Module Business by Agilent was $6 million for the years ended October 31, 2005. In addition, also included was $8 million of charges for the years ended October 31, 2005 for the write-down of inventory, goodwill adjustment and recording of other accruals related to the sale of this business.

Predecessor
Year ended October 31,
2005
Net revenue	$69
Costs of products	(66)
Total operating expenses	(10)

Operating loss	$(7)

     Certain Camera Module Business resources and business expenses remained in Predecessor’s cost structure after the sale and have not been included in the table above. These resources and costs were redeployed within SPG and included resources and costs related to sales and marketing, general finance and administration and order management and logistics functions. These expenses were $2 million for the year ended October 31, 2005.

17. Discontinued Operations
Storage Business
     In October 2005, we entered into a definitive agreement to sell our Storage Business to PMC-Sierra Inc. (“PMC”) subject to certain conditions, including our completion of the SPG Acquisition from Agilent. This transaction closed on February 28, 2006, resulting in $420 million of net proceeds to us. The assets and liabilities of the Storage Business were classified as held for sale in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in the purchase price allocation (see Note 3. “Acquisitions”) and no gain or loss was recorded on the sale. In March 2006, we used the net proceeds from this sale to permanently repay a portion of the term loan facility described in Note 9, “ Senior Credit Facilities and Borrowings.”
     The following table summarizes the results of operations of the Storage Business, included in discontinued operations in our consolidated statements of operations for the years ended October 31, 2007, 2006, 2005, and the one month ended November 30, 2005 (in millions):

	Company		Predecessor
	Year Ended October 31,		One Month Ended	Year Ended
	2007	2006	November 30, 2005	October 31, 2005
Net revenue	$—	$28	$8	$112
Costs, expenses and other income, net	1	(26)	(6)	(102)

Income and gain from discontinued operations, net of taxes	$1	$2	$2	$10

     The following table presents the Storage Business’s assets and liabilities that were sold (in millions):

Company
Assets:
Inventory	$5
Other current assets	4
Property, plant and equipment, net	8
Goodwill and intangible assets, net	404

Total assets of discontinued operation	421

Liabilities:
Current liabilities	1

Net assets of discontinued operation	$420

Printer ASICs Business
     In February, 2006, we entered into a definitive agreement to sell our Printer ASICs Business to Marvell International Technology Ltd. (“Marvell”). Our agreement with Marvell also provides for up to $35 million in additional performance-based payments by Marvell to us upon the achievement of certain revenue targets by the acquired business. This transaction closed on May 1, 2006 resulting in $245 million of net proceeds to us. There was no gain or loss on the sale as the fair value of the assets and liabilities were reflected in the purchase price allocation for the SPG Acquisition. In May 2006, we used the net proceeds, together with other available cash, to permanently repay a portion of the term loan facility described in Note 9, “Senior Credit Facilities and Borrowings.”
     The following table summarizes the results of operations of the Printer ASICs Business (in millions):

	Company		Predecessor
	Year Ended October 31,		One Month Ended	Year Ended
	2007	2006	November 30, 2005	October 31, 2005
Net revenue	$—	$71	$10	$131
Costs, expenses and other income, net	—	(70)	(11)	(132)
Gain on sale of business	10	—	—	—

Income (loss) and gain from discontinued operations, net of taxes	$10	$1	$(1)	$(1)

     The following table presents the Printer ASICs Business’s assets and liabilities that were sold (in millions):

Company
Assets:
Inventory	$17
Other current assets	10
Property, plant and equipment, net	15
Goodwill and intangible assets, net	207

Total assets of discontinued operation	249

Liabilities:
Current liabilities	4

Net assets of discontinued operation	$245

Image Sensor Operation
     In November 2006, we entered into a definitive agreement to sell our image sensor operation to Micron Technology, Inc. (“Micron”) for $53 million. Our agreement with Micron also provides for up to $17 million in additional earn-out payments by Micron to us upon the achievement of certain milestones. Micron purchased certain assets, including intellectual property rights and fixed assets, and assumed certain liabilities. This transaction closed on December 8, 2006, resulting in $57 million of net proceeds, including $4 million of earn-out payments during the year ended October 31, 2007. In addition to this transaction, we also sold intellectual property rights related to the image sensor operation to another party for $12 million. We recorded a gain on the sale of approximately $50 million for both of these transactions, which was reported as income and gain from discontinued operations.
     The following table summarizes the results of operations of the image sensor operation, included in discontinued operations in our consolidated statements of operations for the year ended October 31, 2007, 2006 and 2005, and one month ended November 30, 2005 (in millions):

	Company		Predecessor
	Year Ended October 31,		One Month Ended	Year Ended
	2007	2006	November 30, 2005	October 31, 2005
Net revenue	$9	$41	$6	$91
Costs, expenses and other income, net	(8)	(50)	(7)	(79)
Gain on sale of business	50	—	—	—

Income (loss) and gain from discontinued operations, net of taxes	$51	$(9)	$(1)	$12

The following table presents the image sensor operation’s assets and liabilities that were sold (in millions):

Company
Assets:
Property, plant and equipment, net	$4
Intangible assets, net	13

Total assets of discontinued operation	17

Liabilities:
Current liabilities	1

Net assets of discontinued operation	$16

Pending Divestiture
     In October 2007, we entered into a definitive agreement to sell our infra-red operations to Lite-On Technology Corporation (“Lite-On”) for $20 million, plus a cost reduction of our future purchases of non infra-red products. This transaction is expected to close during the first quarter of fiscal year 2008. SFAS No. 144 provides that a long-lived asset classified as held for sale should be measured at the lower of its carrying amount or fair value less cost to sell. We believe that the carrying value of the infra-red operations at October 31, 2007 was less than the estimated fair value less cost to sell, and no adjustment to the carrying value of this long-lived asset was necessary during the year ended October 31, 2007.
     In accordance with the provisions of SFAS No. 144, the Company ceased the amortization of the infra-red operation’s intangible assets and the depreciation of the property and equipment in the fourth quarter of fiscal year 2007.
     Also, in accordance with the provisions of SFAS No. 144, the Company determined that the infra-red operations became a discontinued operation in the fourth quarter of fiscal year 2007. Accordingly, its assets and liabilities and operating results have been segregated from the consolidated balance sheets and continuing operations in the consolidated statements of income for all periods presented.
     At October 31, 2007, the following infra-red assets were classified as assets of discontinued operation (in millions):

Company
Assets:
Inventory	$3
Property, plant and equipment, net	1
Intangible assets, net	21

Total assets of discontinued operation	25

     The following table summarizes the results of operations of the infra-red operation, included in discontinued operations in our consolidated statements of operations for the year ended October 31, 2007, 2006 and 2005, and one month ended November 30, 2005 (in millions):

	Company		Predecessor
	Year Ended October 31,		One Month Ended	Year Ended
	2007	2006	November 30, 2005	October 31, 2005
Net revenue	$27	$38	$5	$58
Costs, expenses and other income, net	(26)	(29)	(4)	(55)

Income (loss) and gain from discontinued operations, net of taxes	$1	$9	$1	$3

18. Segment Information
     SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), establishes standards for the way public business enterprises report information about operating segments in annual consolidated financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. We have concluded that we have one reportable segment based on the following factors: sales of semiconductors represents our only material source of revenue; substantially all products offered incorporate analog functionality and are manufactured under similar manufacturing processes; we use an integrated approach in developing our products in that discrete technologies developed are frequently integrated across many of our products; we use a common order fulfillment process and similar distribution approach for our products; and broad distributor networks are typically utilized while large accounts are serviced by a direct sales force. The Chief Executive Officer has been identified as the Chief Operating Decision Maker as defined by SFAS No. 131.

     The following table presents net revenue and long-lived asset information based on geographic region. Net revenue is based on the origination of the shipments and long-lived assets are based on the physical location of the assets (in millions):

	Malaysia and	United	Rest of the
	Singapore	States	World	Total
Company
Net revenue:
Year ended October 31, 2007	$1,115	$277	$135	$1,527
Year ended October 31, 2006	976	315	108	1,399
Long-lived assets:
As of October 31, 2007	140	135	17	292
As of October 31, 2006	176	229	12	417

Predecessor

Net revenue:
One month ended November 30, 2005 (1)	84	31	28	114
Year ended October 31, 2005 (1)	952	462	388	1,410

(1)	Net revenue for the one month ended November 30, 2005 and the year ended October 31, 2005 for each geographic region includes net revenue from discontinued operations of $29 million and $392 million, respectively.
19. Related-Party Transactions
     In connection with the SPG Acquisition, Parent and Avago Technologies International Sales Pte Limited entered into an Advisory Agreement with affiliates of Kohlberg Kravis Roberts & Co. (“KKR”) and Silver Lake Partners (“Silver Lake,” and together with KKR, the “Sponsors”) for ongoing consulting and management advisory services. Affiliates of the Sponsors, through their investments in Bali Investments S.àr.l., indirectly own over eighty percent of our shares. The Advisory Agreement requires us to pay each of the Sponsors a quarterly fee of $625,000, which is subject to a 5% increase each fiscal year during the agreement’s term. The Advisory Agreement has a 12-year term (see Note 20, “Commitments and Contingencies”). For the year ended October 31, 2007, we recorded $5 million of expenses in connection with the Advisory Agreement.
     In connection with the closing of the SPG Acquisition and the related financings (collectively known as the “Transactions”), we paid to each of the Sponsors an advisory fee of $18 million for services provided to us in evaluating, negotiating, documenting, financing and closing the Transactions. In addition, in connection with the closing of any subsequent change of control transaction, acquisition, disposition or divestiture, spin-off, split-off or financing completed during the term of the Advisory Agreement (or after, if contemplated during the term) in each case with an aggregate value in excess of $25 million, we will pay each of the Sponsors a fee of 0.5% based on the aggregate value of such transaction. For the Storage and Printer ASICs (discussed in Note 17, “Discontinued Operations”), we paid the Sponsors each $3 million in advisory fees, which were charged to expense. For the Image Sensor business sale (discussed in Note 17, “Discontinued Operations”), we paid less than $1 million to our Sponsors.
     In connection with the SPG Acquisition, we entered into a management consulting agreement for post-acquisition support activities with Capstone Consulting (“Capstone”), a consulting company affiliated with KKR. Under this agreement, we paid $1 million to Capstone during the year ended October 31, 2006. An affiliate of Capstone has been granted options to purchase 800,000 ordinary shares of Parent with an exercise price of $5 per share. One half of these options vests over four years, and the other half vests upon the achievement of certain company financial performance metrics defined in the Share Option Agreement, dated February 3, 2006. These options are subject to variable accounting and we recorded a charge of $1 million and $2 million for the years ended October 31, 2007 and 2006, respectively, related to the issuance of these options.
     Funds affiliated with Silver Lake are investors in Flextronics International Ltd., a Singapore limited company (“Flextronics”), and Mr. James A. Davidson, a director, also serves as a director of Flextronics. Agilent sold its Camera Module Business to Flextronics in February 2005. In the ordinary course of business, we continue to sell to Flextronics, which in the year ended October 31, 2007 accounted for $144 million of net revenue from continuing operations and the trade accounts receivable due from Flextronics as of October 31, 2007 was $23 million. Flextronics continues to pay the deferred purchase price in connection with its acquisition of the Camera Module Business at the rate of $1 million per quarter.
     Mr. John R. Joyce, a director, also serves as a director of Hewlett- Packard Company effective July 2007. In the ordinary course of business, we continue to sell to Hewlett —Packard Company, which in the year ended October 31, 2007 accounted for

$20 million of net revenue from continuing operations and trade accounts receivable due from Hewlett-Packard Company as of October 31, 2007 was $7 million. We also use Hewlett-Packard Company as a service provider for information technology services. For the year ended October 31, 2007, operating expenses include $35 million for purchases made from Hewlett-Packard Company.
     Ms. Mercedes Johnson, our Senior Vice President, Finance and Chief Financial Officer, is a director of Micron Technology, Inc. In December 2006, we completed the sale of our image sensor business to Micron. Ms. Mercedes Johnson recused herself from all deliberations of the board of directors of Micron concerning this transaction.
     Pursuant to an Amended and Restated Shareholder Agreement dated as of February 3, 2006 among Parent and participants in our investor group and certain other persons, three representatives of each Sponsor serve on Parent’s Board of Directors. In April 2006, Parent granted each member of its Board of Directors, including these individuals, an option to purchase 50,000 ordinary shares of Parent, with an exercise price of $5 per share (the fair market value on the date of the grant as determined by Parent’s Board of Directors), a term of 5 years and vesting at a rate of 20% per year from December 1, 2005. In addition, we will pay these individuals $50,000 per year for service on Parent’s Board of Directors, quarterly in arrears and prorated for any partial quarter.
20. Commitments and Contingencies
Commitments
     Operating Lease Commitments. We lease certain real property and equipment from Agilent and unrelated third parties under non-cancelable operating leases. Our future minimum lease payments under these leases at October 31, 2007 were $11 million for 2008, $8 million for 2009, $7 million for 2010, $3 million for 2011, $2 million for 2012, and $7 million thereafter.
     Rent expense was $10 million, $13 million, $19 million and $2 million for the years ended October 31, 2007, 2006, 2005 and the one month ended November 30, 2005, respectively.
     Capital Lease Commitments. We lease a portion of our equipment from unrelated third parties under non-cancelable capital leases. Our future minimum lease payments under these leases at October 31, 2007 were $2 million for 2008, $2 million for 2009, $2 million for 2010, $1 million for 2011, and $0 million for 2012, and none thereafter.
     Related Party Commitments. In the event that the advisory agreement described in Note 19, “Related Party Transactions,” is terminated, KKR and Silver Lake will receive a lump sum payment equal to the present value of the annual advisory fees that would have been payable for the remainder of the term of the advisory agreement. The initial term of the advisory agreement is 12 years, and it extends annually for one year unless the advisory agreement is terminated through written notice by either party. Our future minimum advisory fees under the agreement are $5 million for 2008, $6 million for 2009, $6 million for 2010, $6 million for 2011, $7 million for 2012, and $41 million thereafter.
     We entered into an IT outsourcing agreement with Hewlett-Packard Company. At October 31, 2007, our commitments under the outsourcing agreement were $23 million for 2008, $23 million for 2009, $23 million for 2010, $23 million for 2011, $23 million for 2012, and $66 million thereafter.
     Purchase Commitments. At October 31, 2007, we had unconditional purchase obligations of $22 million for fiscal year 2008 and none thereafter. These unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty.
     Other Contractual Commitments. We entered into several agreements related to IT, human resources and financial infrastructure outsourcing and other services agreements. At October 31, 2007, our commitments under these agreements were $15 million for 2008, $7 million for 2009, $4 million for 2010, $2 million for 2011, $1 million for 2012, and $2 million thereafter.
     Long-Term Debt. At October 31, 2007, we had debt obligations of $903 million. Other than the $200 million of the Senior Floating Rate Notes that we plan to redeem in December 2007 (see Note 22. “Subsequent Events”), none of these debt obligations are due before fiscal year 2013. Estimated future interest expense payments, related to debt obligations at October 31, 2007 were $84 million for 2008, $84 million for 2009, $84 million for 2010, $84 million for 2011, $83 million for 2012, and $144 million thereafter. Estimated future interest expense payments include interest payments on our outstanding notes, assuming the same rate on the Senior Floating Notes as was in effect on October 31, 2007, commitment fees, and letter of credit fees and assuming redemption of the Senior Floating Rates Notes will occur on December 18, 2007. See Note 22. “Subsequent Events.”
Contingencies
     We are subject to certain routine legal proceedings, as well as demands, claims and threatened litigation, that arise in the normal course of our business, including assertions that we may be infringing patents or other intellectual property rights of others. We currently believe the ultimate amount of liability, if any, for any pending claims of any type (either alone or combined) will not materially affect our financial position, results of operations or cash flows. We also believe we would be able to obtain any necessary licenses or other rights to disputed intellectual property rights on commercially reasonable terms. However, the ultimate outcome of any litigation is uncertain and, regardless of outcome, litigation can have an adverse impact on us because of defense costs, negative publicity, timing of adverse resolutions, diversion of management resources and other factors. Our failure to obtain necessary license or other rights, or litigation arising out of intellectual property claims, could adversely affect our business.
Indemnifications to Hewlett-Packard
     Agilent has given multiple indemnities to Hewlett-Packard Company in connection with its activities prior to its spin-off from Hewlett-Packard Company in June 1999 for the businesses that constituted Agilent prior to the spin-off. As the successor to the SPG business, we may acquire responsibility for indemnifications related to assigned intellectual property agreements. In our opinion, the fair value of these indemnifications is not material.
Other Indemnifications
     As is customary in our industry and as provided for in local law in the U.S. and other jurisdictions, many of our standard contracts provide remedies to our customers and others with whom we enter into contracts, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of our products. From time to time, we indemnify customers, as well as our suppliers, contractors, lessors, lessees, companies that purchase our businesses or assets and others with whom we enter into contracts, against combinations of loss, expense, or liability arising from various triggering events related to the sale and the use of our products, the use of their goods and services, the use of facilities and state of our owned facilities, the state of the assets and businesses that we sell and other matters covered by such contracts, usually up to a specified maximum amount. In addition, from time to time we also provide protection to these parties against claims related to undiscovered liabilities, additional product liability or environmental obligations. In our experience, claims made under such indemnifications are rare and the associated estimated fair value of the liability is not material.
21. Predecessor Change in Accounting Policies
Stock-Based Compensation
     Predecessor’s employees participated in Agilent’s stock-based compensation plans. Prior to November 1, 2005, Predecessor accounted for stock-based awards (based on Agilent’s stock) to employees using the intrinsic value method of accounting in accordance with APB No. 25 and related interpretations. In August 2005, Agilent’s Board of Directors approved the acceleration of vesting of the options of its employees transferred to Parent and Parent’s subsidiaries including us. The options became fully vested on December 1, 2005, the date that the transaction closed. In accordance with APB No. 25, Predecessor recorded a charge for the accelerated vesting of $8 million during the year ended October, 31, 2005.
     Pro forma information. Pro forma net income (loss) information, as required by SFAS No. 123 has been determined as if Predecessor had accounted for the employee stock options Agilent granted, including shares issuable to Predecessor’s employees under Agilent’s Employee Stock Purchase Plan (the “423(b) Plan”), Agilent Long-Term Performance Program (the “LTPP”) and the Option Exchange Program described below, under SFAS No. 123’s fair value method.

     Had Predecessor recognized compensation expense using the fair value method as prescribed under the provisions of SFAS No. 123, Predecessor’s net income (loss) would have been as presented below:

Predecessor
Year Ended
October 31,
2005
(In millions)

Net income — as reported	$31
APB 25 share-based compensation	8
SFAS 123 compensation expense (1)	(44)
Tax impact (2)	2

Net loss — pro forma	$(3)

(1)	The pro forma results for the years ended October 31, 2005 include approximately $5 million, of compensation expense relating to Agilent’s Option Exchange Program (see below). The remainder of the expense for those periods related to options granted over the past five years.

(2)	Due to the valuation allowance provided on Predecessor’s net deferred tax assets as described in Note 13, “Income Taxes” Predecessor has not recorded any tax benefits attributable to pro forma stock option expenses for employees in the U.S. and certain non-U.S. jurisdictions in all periods presented.
     On November 1, 2005, Predecessor adopted the provisions of SFAS No. 123(R) using the modified prospective transition method. As a result, stock based compensation of $4 million was recorded in Predecessor statement of operations for the one month ended November 30, 2005, and therefore pro forma disclosure in accordance with SFAS No. 123 was not applicable for this period.
     The fair value of options granted prior to and post adoption of SFAS No. 123 (R) was estimated at grant date using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	Predecessor
	One Month Ended	Year Ended
	November 30, 2005	October 31, 2005
Risk-free interest rate for options	4.3%	3.55%
Risk-free interest rate for the 432(b) Plan	4.3%	2.42%
Dividend yield	0.0%	0.0%
Volatility for options	29.0%	39.0%
Volatility for the 423(b) Plan	30.0%	37.0%
Expected term for options (in years)	4.25	4.00
Expected term for the 423(b) Plan (in years)	0.5 to 1	0.5 to 2

(1)	During 2005, for Predecessor’s employee stock options, Predecessor used a 4-year period, of equally weighted historical volatility and market-based implied volatility for the computation of stock-based compensation. For the year ended October 31, 2005, for the 423(b) Plan, Predecessor used a market-based implied volatility of the same term as the expected life.

(2)	In 2005, Predecessor refined the assumption for expected option life to 4 years, from Predecessor’s previous estimate of 5.5 years. In determining the estimate, Predecessor considered several factors, including the expected lives used by a peer group of companies and the historical option exercise behavior of Predecessor’s employees.
     SFAS No. 123 requires the use of highly subjective assumptions within option pricing models to determine the value of employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense based upon the accelerated vesting of the stock plans.
     No deferred stock-based compensation was recorded during fiscal year 2005.

22. Subsequent Events
     On November 15, 2007, we announced that we would redeem $200 million aggregate principal amount of our Senior Floating Rate Notes. The redemption date is December 18, 2007. The notes will be redeemed at a price of 102% of the principal amount, plus accrued and unpaid interest up to, but not including, the redemption date.
     On November 16, 2007, we entered into an agreement to acquire all outstanding shares of Eltra S.p.A, a manufacturer of motion control encoders for the industrial automation market based in Italy. We expect to close this acquisition during the first quarter of fiscal year 2008. The results of operations of Eltra S.p.A will be included in our consolidated statements of operations after the closing date.

Item 19. Exhibits
(a)(1) Financial Statements
     See “Item 18. Financial Statements.”
(a)(2) Financial Statements Schedules

	Balance at	Charged/	Charges	Balance at
	Beginning	Credited to	Utilized/	End of
	of Period	Net Loss	Write-offs	Period
Accounts receivable allowances(1)
Year ended October 31, 2006	$—	$116	$(93)	$23
Year ended October 31, 2007	23	120	(123)	20

Tax valuation allowance
Year ended October 31, 2006	$—	$16	$—	$16
Year ended October 31, 2007	16	$37	$(2)	51

(1)    Accounts receivable allowances include allowance for doubtful accounts, sales returns and distributor credits.
(a)(3) Exhibits

INDEX TO EXHIBITS

1.1	Memorandum and Articles of Association of Avago Technologies Finance Pte. Ltd. (1)

2.1	Indenture, dated December 1, 2005, among Avago Technologies Finance Pte. Ltd., Avago Technologies U.S. Inc., Avago Technologies Wireless (U.S.A.) Manufacturing Inc., Guarantors named therein and The Bank of New York, as Trustee, governing the 10 1/8% Senior Notes and Senior Floating Rate Notes. (1)

2.2	Indenture, dated December 1, 2005, among Avago Technologies Finance Pte. Ltd., Avago Technologies U.S. Inc., Avago Technologies Wireless (U.S.A.) Manufacturing Inc., Guarantors named therein and The Bank of New York, as Trustee, governing the 11 7/8% Senior Subordinated Notes. (1)

4.1	Asset Purchase Agreement, dated August 14, 2005, between Agilent Technologies, Inc. and Argos Acquisition Pte. Ltd. (incorporated herein by reference to the Exhibits filed with Agilent Technologies, Inc. Current Report on Form 8-K dated August 12, 2005 and filed August 15, 2005 (Commission File No. 001-15405)). (1)

4.2	Sublease Agreement, dated December 1, 2005, between Agilent Technologies Singapore Pte. Ltd. and Avago Technologies Manufacturing (Singapore) Pte. Ltd., relating to Avago’s facility at 1 Yishun Avenue 7, Singapore 768923. (1)

4.3	Lease No.I/33183P issued by Singapore Housing and Development Board to Compaq Asia Pte Ltd in respect of the land and structures comprised in Lot 1935X of Mukim 19, dated September 26, 2000, and includes the Variation of Lease I/49501Q registered January 15, 2002, relating to Avago’s facility at 1 Yishun Avenue 7, Singapore 768923. (1)

4.4	Lease No.I/31607P issued by Singapore Housing and Development Board to Compaq Asia Pte Ltd in respect of the land and structures comprised in Lot 1937C of Mukim 19, dated September 26, 2000, and includes the Variation of Lease I/49499Q registered January 15, 2002, relating to Avago’s facility at 1 Yishun Avenue 7, Singapore 768923. (1)

4.5	Lease No.I/33182P issued by Singapore Housing and Development Board to Compaq Asia Pte Ltd in respect of the land and structures comprised in Lot 2134N of Mukim 19, dated September 26, 2000, and includes the Variation of Lease I/49500Q registered January 15, 2002, relating to Avago’s facility at 1 Yishun Avenue 7, Singapore 768923. (1)

4.6	Lease No.I/33160P issued by Singapore Housing and Development Board to Compaq Asia Pte Ltd in respect of the land and structures comprised in Lot 1975P of Mukim 19, dated September 26, 2000, and includes the Variation of Lease I/49502Q registered January 15, 2002, relating to Avago’s facility at 1 Yishun Avenue 7, Singapore 768923. (1)

4.7	Tenancy Agreement, dated October 24, 2005, between Agilent Technologies (Malaysia) Sdn. Bhd. and Avago Technologies (Malaysia) Sdn. Bhd. (f/k/a Jumbo Portfolio Sdn. Bhd.), relating to Avago’s facility at Bayan Lepas Free Industrial Zone, 11900 Penang, Malaysia. (1)

4.8	Supplemental Agreement to Tenancy Agreement, dated December 1, 2005, between Agilent Technologies (Malaysia) Sdn. Bhd. and Avago Technologies (Malaysia) Sdn. Bhd. (f/k/a Jumbo Portfolio Sdn. Bhd.), relating to Avago’s facility at Bayan Lepas Free Industrial Zone, 11900 Penang, Malaysia. (1)

4.9	Subdivision and Use Agreement, dated December 1, 2005, between Agilent Technologies (Malaysia) Sdn. Bhd. and Avago Technologies (Malaysia) Sdn. Bhd. (f/k/a Jumbo Portfolio Sdn. Bhd.), relating to Avago’s facility at Bayan Lepas Free Industrial Zone, 11900 Penang, Malaysia. (1)

4.10	Sale and Purchase Agreement, dated December 1, 2005, between Agilent Technologies (Malaysia) Sdn. Bhd. and Avago Technologies (Malaysia) Sdn. Bhd. (f/k/a Jumbo Portfolio Sdn. Bhd.), relating to Avago’s facility at Bayan Lepas Free Industrial Zone, 11900 Penang, Malaysia. (1)

4.11	Lease Agreement, dated December 1, 2005, between Agilent Technologies, Inc. and Avago Technologies U.S. Inc., relating to Avago’s facility at 350 West Trimble Road, San Jose, California 95131. (1)

4.12	First Amendment to Lease Agreement (Building 90) and Service Level Agreement, dated January 10, 2007, between Avago Technologies U.S. Inc. and Lumileds Lighting B.V. relating to Avago’s facilities at 350 West Trimble Road, San Jose, California 95131. (2)

4.13	Credit Agreement, dated December 1, 2005, among Avago Technologies Finance Pte. Ltd., Avago Technologies Finance S.àr.l., Avago Technologies (Malaysia) Sdn. Bhd. (f/k/a Jumbo Portfolio Sdn. Bhd.), Avago Technologies Wireless (U.S.A.) Manufacturing Inc. and Avago Technologies U.S. Inc., as borrowers, Avago Technologies Holding Pte. Ltd., each lender from time to time parties thereto, Citicorp International Limited (Hong Kong), as Asian Administrative Agent, Citicorp North America, Inc., as Tranche B-1 Term Loan Administrative Agent and as Collateral Agent, Citigroup Global Markets Inc., as Joint Lead Arranger and Joint Lead Bookrunner, Lehman Brothers Inc., as Joint Lead Arranger, Joint Lead Bookrunner and Syndication Agent, and Credit Suisse, as Documentation Agent (“Credit Agreement”). (1)

4.14	Amendment No. 1 to Credit Agreement, dated December 23, 2005. (1)

4.15	Amendment No. 2, Consent and Waiver under Credit Agreement, date April 16, 2006. (1)

4.16	Amendment No. 3 to Credit Agreement, dated October 8, 2007. (3)

4.17	Guarantee, dated December 1, 2005, among the subsidiaries signatory thereto in favor of Citicorp North America, Inc., as Collateral Agent (“Guarantee”). (1)

4.18	Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries (Amended and Restated Effective as of January 25, 2007). (4)

4.19	Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries (Amended and Restated Effective as of April 14, 2006). (1)

4.20	Form of Management Shareholders Agreement . (1)

4.21	Form of Nonqualified Share Option Agreement Under the Amended and Restated Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries for U.S. employees. (1)

4.22	Form of Nonqualified Share Option Agreement Under the Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries for employees in Singapore. (1)

4.23	Form of Nonqualified Share Option Agreement Under the Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries for U.S. employees granted rollover options. (1)

4.24	Form of Nonqualified Share Option Agreement Under the Amended and Restated Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries for U.S. non-employee directors. (1)

4.25	Form of Nonqualified Share Option Agreement Under the Amended and Restated Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries for non-employee directors in Singapore. (1)

4.26	Offer Letter Agreement, dated March 28, 2006, between Avago Technologies Limited and Hock E. Tan. (1)

4.27	Severance Benefits Agreement, dated June 14, 2006, between Avago Technologies Limited and Mercedes Johnson. (1)

4.28	Separation Agreement, dated as of January 31, 2007, between Avago Technologies Limited and Dick Chang. (4)

4.29	Amended and Restated Shareholder’s Agreement, dated February 3, 2006, Avago Technologies Limited, Silver Lake Partners II Cayman, L.P., Silver Lake Technology Investors II Cayman, L.P., Integral Capital Partners VII, L.P., KKR Millennium Fund (Overseas), Limited Partnership, KKR European Fund, Limited Partnership, KKR European Fund II, Limited Partnership, KKR Partners (International), Limited Partnership, Capstone Equity Investors LLC, Avago Investment Partners, Limited Partnership, Bali Investments S.àr.l., Seletar Investments Pte. Ltd., Geyser Investment Pte Ltd and certain other Persons. (1)

4.30	Registration Rights Agreement, dated December 1, 2005, among Avago Technologies Limited, Silver Lake Partners II Cayman, L.P., Silver Lake Technology Investors II Cayman, L.P., Integral Capital Partners VII, L.P., KKR Millennium Fund (Overseas), Limited Partnership, KKR European Fund, Limited Partnership, KKR European Fund II, Limited Partnership, KKR Partners (International), Limited Partnership, Capstone Equity Investors LLC, Avago Investment Partners, Limited Partnership, Bali Investments S.àr.l., Seletar Investments Pte. Ltd., Geyser Investment Pte Ltd and certain other Persons. (1)

4.31	Advisory Agreement, dated December 1, 2005, among Avago Technologies Limited, Avago Technologies International Sales Pte. Limited, Kohlberg Kravis Roberts & Co., L.P. and Silver Lake Management Company, LLC. (1)

4.32	Purchase and Sale Agreement, dated October 28, 2005, among Avago Technologies Pte. Limited, Avago Technologies Storage Holding (Labuan) Corporation, other sellers, PMC-Sierra, Inc. and Palau Acquisition Corporation (“PMC Purchase and Sale Agreement”) (incorporated herein by reference to the Exhibits filed with PMC-Sierra, Inc. Current Report on Form 8-K dated October 28, 2005 and filed November 3, 2005 (Commission File No. 001-19084)). (1)

4.33	Amendment to PMC Purchase and Sale Agreement, dated March 1, 2006. (1)

4.34	Purchase and Sale Agreement, dated February 17, 2006, among Avago Technologies Limited, Avago Technologies Imaging Holding (Labuan) Corporation, other sellers, Marvell Technology Group Ltd. and Marvell International Technology Ltd. (“Marvell Purchase and Sale Agreement”) (incorporated herein by reference to the Exhibits filed with Marvell Technology Group Ltd. Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed on April 13, 2006 (Commission File No. 000-30877)). (1)

4.35	Amendment No. 1 to Marvell Purchase and Sale Agreement, dated April 11, 2006 (incorporated herein by reference to the Exhibits filed with Marvell Technology Group Ltd. Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed on April 13, 2006 (Commission File No. 000-30877)). (1)

8.1	List of Subsidiaries. (5)

12.1	Certifications of Chief Executive Officer Under Section 302 of the Sarbanes-Oxley Act of 2002. (5)

12.2	Certifications of Chief Financial Officer Under Section 302 of the Sarbanes-Oxley Act of 2002. (5)

13.1	Certifications of Chief Executive Officer Under Section 906 of the Sarbanes-Oxley Act of 2002. (5)

13.2	Certifications of Chief Financial Officer Under Section 906 of the Sarbanes-Oxley Act of 2002. (5)
Notes:
(1)	Previously filed as an exhibit to our Registration Statement on Form F-4 (File No. 333-137664) filed on January 8, 2007 and incorporated herein by reference.

(2)	Previously filed as an exhibit to our Form 6-K filed on March 15, 2007 and incorporated herein by reference.

(3)	Previously filed as an exhibit to our Form 6-K filed on October 11, 2007 and incorporated herein by reference.

(4)	Previously filed as an exhibit to our Form 6-K filed on February 6, 2007 and incorporated herein by reference.

(5)	Filed herewith.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
By:	/s/ Mercedes Johnson
	Name:	Mercedes Johnson
	Title:	Senior Vice President, Finance and Chief Financial Officer

     Each person whose signature appears below constitutes Hock E. Tan and Mercedes Johnson as his/her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and re-substitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments to this Form 20-F, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the SEC, granting unto said attorney-in- fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, each acting alone, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Hock E. Tan	President and Chief Executive Officer	December 12, 2007

Hock E. Tan	and Director (Principal Executive Officer)

/s/ Mercedes Johnson	Senior Vice President, Finance and Chief Financial Officer	December 12, 2007

Mercedes Johnson	(Principal Financial and Accounting Officer)

/s/ David Perna	Vice President and Controller	December 12, 2007

David Perna

/s/ Dick Chang	Chairman of the Board of Directors	December 11, 2007

Dick Chang

/s/ Adam H. Clammer	Director	December 12, 2007

Adam H. Clammer

Director

James A. Davidson

/s/ James Diller, Sr.	Director	December 11, 2007

James Diller, Sr.

/s/ James H. Greene Jr.	Director	December 12, 2007

James H. Greene Jr.

Director

Kenneth Y. Hao

/s/ John R. Joyce	Director	December 12, 2007

John R. Joyce

/s/ Justine Lien	Director	December 12, 2007

Justine Lien

/s/ Donald Macleod	Director	December 12, 2007

Donald Macleod

/s/ Bock Seng Tan	Director	December 12, 2007

Bock Seng Tan