Form 20-F/A
period 2007-10-31
Avago Technologies Finance Pte. Ltd.
filed 2008-02-27
CIK 1376403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
(Amendment No. 1)

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
1 Yishun Avenue 7
Singapore 768923
Tel: (65) 6755-7888
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 210,460,262 ordinary shares as of October 31, 2007
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligation under those Sections.
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
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☑
The aggregate market value of the registrant’s voting stock held by nonaffiliates is zero. The registrant is a privately held company.

Page
PART I	3

Item 6. Directors, Senior Management and Employees	3
Item 7. Major Shareholders and Related Party Transactions	24

PART II	32

Item 16A. Audit Committee Financial Expert	32
Item 16B. Code of Ethics	32
Item 16C. Principal Accountant Fees and Services	32

PART III	34

Item 19. Exhibits	34
EXHIBIT 4.18
EXHIBIT 4.19
EXHIBIT 4.29
EXHIBIT 4.30
EXHIBIT 4.31
EXHIBIT 4.32
EXHIBIT 4.33
EXHIBIT 4.34
EXHIBIT 4.35
EXHIBIT 12.1
EXHIBIT 12.2
EXHIBIT 13.1
EXHIBIT 13.2

EXPLANATORY NOTE
     Avago Technologies Finance Pte. Ltd. is filing this Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended October 31, 2007 (the “Amendment”) for the sole purpose of filing the information required to be disclosed pursuant to Items 6 and 7 of Part I of Form 20-F, and Items 16A, 16B and 16C of Part II of Form 20-F. Except for the amendments described above, this Form 20-F/A does not modify or update the disclosure in, or exhibits to, the Company’s Annual Report on Form 20-F for the fiscal year ended October 31, 2007 (“Form 20-F”) originally filed with the Securities and Exchange Commission (the “Commission”) on December 13, 2007.
     In this Amendment, all references to the “Company,” “Avago Finance,” “we,” “our,” “us” are to Avago Technologies Finance Pte. Ltd., and references to “$” are to United States Dollars. We are the successor to the Semiconductor Products Group business segment (“SPG”) of Agilent Technologies, Inc. (“Agilent”). On December 1, 2005, we acquired substantially all of the assets of SPG from Agilent for approximately $2.7 billion (the “Acquisition”). In this Amendment, all references to “Parent” are to Avago Technologies Limited, the ultimate parent company of Avago Finance.
PART I
Item 6. Directors, Senior Management and Employees
     Certain information regarding the Company’s directors and executive officers* as of January 1, 2008, is set forth below.

Name	Age	Position
Hock. E. Tan	56	President, Chief Executive Officer and Director
Mercedes Johnson	53	Senior Vice President, Finance and Chief Financial Officer
Bian-Ee Tan	61	Chief Operating Officer
Bryan Ingram	43	Senior Vice President and General Manager, Wireless Semiconductor Division
Fariba Danesh	49	Senior Vice President and General Manager, Fiber Optics Products Division
Jeffrey S. Henderson	48	Senior Vice President, Strategy & Business Development
Patricia H. McCall	53	Vice President, General Counsel
Dick M. Chang	68	Chairman of the Board of Directors
Adam H. Clammer (1)	37	Director
James A. Davidson (2)	48	Director
James Diller	72	Director
James H. Greene, Jr. (2)	57	Director
Kenneth Y. Hao (1)	39	Director
John R. Joyce (1)	54	Director
Donald Macleod (1)	59	Director
Bock Seng Tan	64	Director

*	Ms. J. F. Lien, a financial consultant and formerly chief financial officer of Integrated Circuit Systems, Inc., was appointed to the Board of Directors in November 2007 but resigned due to personal reasons in January 2008. Mr. James Stewart, former Vice President and General Manager, ASIC Product Division, left the Company in November 2007.

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee
     Hock E. Tan has served as our President, Chief Executive Officer and a director since March 2006. From September 2005 to January 2008, he served as chairman of the board of Integrated Device Technology, Inc. or IDT. Prior to becoming chairman of IDT, Mr. Tan was the President and Chief Executive Officer of Integrated Circuit Systems, Inc., or ICS, from June 1999 to September 2005. Prior to ICS, Mr. Tan was Vice President of Finance

with Commodore International, Ltd. from 1992 to 1994, and previously held senior management positions with PepsiCo, Inc. and General Motors Corporation. Mr. Tan served as managing director of Pacven Investment, Ltd., a venture capital fund in Singapore from 1988 to 1992, and served as managing director for Hume Industries Ltd. in Malaysia from 1983 to 1988.
     Mercedes Johnson has served as our Senior Vice President, Finance and Chief Financial Officer since December 2005. From 1997 until 2004, Ms. Johnson was Senior Vice President and Chief Financial Officer of Lam Research Corp. From 1986 until 1997, she held various positions with Applied Materials, Inc., most recently as Vice President and Worldwide Operations Controller. She is a member of the boards of directors of Micron Technology, Inc. and Intersil Corporation.
     Bian-Ee Tan has served as our Chief Operating Officer since November 2007, overseeing Operations and Global Sales. He served as our President, Asia from December 2005 to October 2007. Prior to the closing of the Acquisition, Mr. Tan was Vice President and General Manager, Electronic Components Business Unit of SPG. He has held various other positions with Hewlett-Packard Company and Agilent, including Operations Manager for the Singapore Components Operation, Managing Director of Hewlett-Packard Malaysia and Manufacturing Manager for the Semiconductor Products Business segment. Mr. Tan began his career with Hewlett-Packard Company in 1973.
     Bryan Ingram has served as our Senior Vice President and General Manager, Wireless Semiconductor Division since November 2007 and prior to that as Vice President of that division since December 2005. Prior to the closing of the Acquisition, Mr. Ingram was the Vice President and General Manager, Wireless Semiconductor Division of SPG. He has held various other positions with Hewlett-Packard Company and Agilent. Mr. Ingram joined Hewlett-Packard Company in 1990.
     Fariba Danesh has served as our Senior Vice President and General Manager, Fiber Optics Products Division since November 2007, and prior to that as Vice President of that division since June 2006. From September 2004 to June 2006, Ms. Danesh served as Executive Vice President of Operations at Maxtor Corporation, and from April 2003 to September 2004 as Chief Operating Officer and Senior VP of Operations at Finisar Corporation. Ms. Danesh was with Genoa Corporation from 2000 to April 2003, initially as Senior VP, Operations and then as President and CEO, and prior to this held senior positions at Sanmina Corporation, Seagate Technology and Conner Peripherals Disk Division.
     Jeffrey S. Henderson has served as our Senior Vice President, Strategy & Business Development since December 2006, and served as our Senior Vice President, Sales and Marketing from December 2005 to December 2006. Prior to the closing of the Acquisition, Mr. Henderson was the Vice President, Sales and Marketing of SPG. He has held various other executive management positions with Hewlett-Packard Company and Agilent, including Personal Systems Business Unit Manager and ASIC Division General Manager. Mr. Henderson began his career with Hewlett-Packard Company in 1991.
     Patricia H. McCall has served as our Vice President, General Counsel since March 2007. She served as Director of Litigation at Adobe Systems from 2006 to 2007. Prior to this, Ms. McCall served as Senior Vice President, General Counsel and Secretary of ChipPAC Inc. from January 2003 to August 2004, when ChipPac Inc. merged with ST Assembly Test Services Ltd. in August 2004. Ms. McCall served as the Senior Vice President Administration, General Counsel and Secretary of ChipPAC Inc. from November 2000 to January 2003. From November 1995 to November 2000, Ms. McCall was at National Semiconductor Corporation, most recently as Associate General Counsel, and prior to that was a partner at the law firm of Pillsbury, Madison & Sutro, and a Barrister in England.
     Dick M. Chang has been a director since December 2005, and served as our Chief Executive Officer from December 2005 until March 2006. He has served as our Chairman of the Board of Directors since March 2006. Prior to the closing of the Acquisition, Mr. Chang was President of SPG. He has held various other positions with Hewlett-Packard Company and Agilent, including Operations Manager for the Components organization, Manufacturing Manager for the Integrated Circuits Business division, Manufacturing and Marketing Manager for the Communications Semiconductor Solutions Division, or CSSD, General Manager of CSSD, General Manager for

the Integrated Circuits Business division and Vice President of the Networking Solutions division. Mr. Chang began his career with Hewlett-Parkard in 1967.
     Adam H. Clammer has been a director since September 2005. Since January 2006, Mr. Clammer has been a Member of KKR & Co. L.L.C., which is the general partner of Kohlberg Kravis Roberts & Co. L.P. He was a Director of Kohlberg Kravis Roberts & Co. L.P. from December 2003 to December 2005. Prior to that he was a Principal of Kohlberg Kravis Roberts & Co. L.P. between 1998 and 2003, having begun his career at Kohlberg Kravis Roberts & Co. in 1995. From 1992 to 1995, Mr. Clammer was in the Mergers and Acquisitions Department at Morgan Stanley & Co. Mr. Clammer also serves as a director of MedCath Corporation and NXP B.V.
     James A. Davidson has been a director since December 2005. Mr. Davidson is a Managing Director of Silver Lake Partners, which he co-founded in 1999. From June 1990 to November 1998, he was an investment banker with Hambrecht & Quist LLC, most recently serving as a Managing Director and Head of Technology Investment Banking. From 1984 to 1990, Mr. Davidson was an attorney in private practice with Pillsbury, Madison & Sutro. Mr. Davidson also serves as a director of Flextronics International Ltd.
     James Diller has been a director since April 2006. Mr. Diller was a founder of PMC-Sierra, Inc., or PMC, serving as PMC’s Chief Executive Officer from 1983 to July 1997 and President from 1983 to July 1993. Mr. Diller has been a director of PMC since its formation in 1983. Mr. Diller was Chairman of PMC’s board of directors from July 1993 until February 2000, when he became Vice Chairman. Mr.  Diller also serves as a director of Intersil Corporation, and is the chairman of the board of Summit Microelectronics.
     James H. Greene, Jr.  has been a director since December 2005. Mr. Greene joined Kohlberg Kravis Roberts & Co. L.P., a private equity firm (“KKR”), in 1986 and was General Partner of KKR from 1993 until 1996, when he became a Member of KKR & Co. LLC, which is the General Partner of KKR. Mr. Greene also serves as a director of SunGard Data Systems, Inc. and Zhone Technologies, Inc.
     Kenneth Y. Hao has been a director since September 2005. Mr. Hao is a Managing Director of Silver Lake Partners. Prior to joining Silver Lake in 2000, Mr. Hao was an investment banker with Hambrecht & Quist for 10 years, most recently as a Managing Director in the Technology Investment Banking group. Mr. Hao also serves as a director of NetScout Systems, Inc.
     John R. Joyce has been a director since December 2005. Mr. Joyce is a Managing Director of Silver Lake Partners. Prior to joining Silver Lake in 2006, he was the Senior Vice President and Group Executive of the IBM Global Services division. In 1999, Mr. Joyce became IBM’s Chief Financial Officer. Prior to 1999, Mr. Joyce was President of IBM Asia Pacific. In addition, he also served as Vice President and Controller for IBM’s global operations. Mr. Joyce also serves as a director of Gartner, Inc. and Hewlett-Packard Company.
     Donald Macleod has been a director since November 2007. Mr. Macleod joined National Semiconductor Corporation in February 1978 and has served as its President and Chief Operating Officer since the beginning of 2005. Prior to that, he held various positions at National Semiconductor Corporation including Executive Vice President and Chief Operating Officer; Executive Vice President, Finance and Chief Financial Officer; Senior Vice President, Finance and Chief Financial Officer; Vice President, Finance and Chief Financial Officer; Vice President, Financial Projects; Vice President and General Manager, Volume Products — Europe; and Director of Finance and Management Services — Europe.
     Bock Seng Tan has been a director since April 2006. Mr. Tan was the Chairman of ST Assembly and Test Services Ltd. (STATS) from 1998 until his retirement in 2003. Previously, Mr. Tan was the President and Chief Executive Officer of Chartered Semiconductor Manufacturing, Ltd. from 1993 to 1997. Mr. Tan was the Managing Director for Fairchild Semiconductor International, Inc. in Singapore from 1986 to 1988, and served as the Managing Director of National Semiconductor Corporation’s Singapore operations until 1992 after Fairchild’s merger with National Semiconductor. Mr. Tan started his career at Texas Instruments in Singapore in 1969.
     Our executive officers are appointed by, and serve at the discretion of, our Board of Directors. There are no family relationships between our directors and executive officers.

Board Composition
     The composition of the Board of Directors of Parent is established by the terms of the Amended and Restated Shareholders Agreement entered into between certain investors (other than management) and Parent in December 2005, which we refer to elsewhere in this Amendment as the Shareholders Agreement. The composition of the Board of Directors of Avago Finance presently conforms to that of Parent. Please see “Item 7. Major Shareholders and Related Party Transactions — Certain Relationships and Related Party Transaction, Director Independence —Shareholders Agreement.”
Committees of the Board
     The Board of Directors of Parent has an Audit Committee, a Compensation Committee and a Treasury Strategy Committee. The Audit Committee is currently comprised of Messrs. Clammer, Hao, Joyce and Macleod. The Compensation Committee is currently comprised of Messrs. Davidson and Greene. The Treasury Strategy Committee is currently comprised of Messrs. Clammer and Hao. Parent’s Board of Directors may also establish from time to time any other committees that it deems necessary or advisable. Pursuant to the Shareholders Agreement, investment funds affiliated with Kohlberg Kravis Roberts & Co., or KKR, and investment funds affiliated with Silver Lake Partners, or Silver Lake, have the right to designate a director to serve on any committee for as long as they own at least 5% of Parent’s outstanding ordinary shares. Please see “Item 7. Major Shareholders and Related Party Transactions — Certain Relationships and Related Party Transaction, Director Independence —Shareholders Agreement.”
Audit Committee
     Parent’s Audit Committee is currently comprised of Messrs. Clammer, Hao, Joyce and Macleod. The Audit Committee is responsible for assisting Parent’s Board of Directors with its oversight responsibilities regarding the following:
•	The integrity of our financial statements;

•	Our compliance with legal and regulatory requirements;

•	Independent registered public accounting firm’s qualifications and independence; and

•	The performance of our internal audit function and independent registered public accounting firm.
     The Audit Committee operates under a written charter adopted by the Board of Directors.
Compensation Committee
     Parent’s Compensation Committee is currently comprised of Messrs. Davidson and Greene. The Compensation Committee is responsible for determining executive base compensation and incentive compensation and approving the terms of stock option grants pursuant to Parent’s equity incentive plans.
     The Compensation Committee operates under a written charter adopted by the Board of Directors.
Treasury Strategy Committee
     Parent’s Treasury Strategy Committee is currently comprised of Messrs. Clammer and Hao. The Treasury Strategy Committee is responsible for the oversight of treasury strategy and operations, reporting to Parent’s Board of Directors on an as needed basis.
Director Compensation
     Parent does not compensate its management directors for their service on the Board of Directors or any committee of the Board of Directors. Non-management directors of Parent (which are those directors not employed by Parent or any subsidiary) receive an annual fee of $50,000, with the exception of the Chairman of the Board who receives $75,000. Independent non-management directors (directors of Parent not associated with any institutional investor and otherwise considered independent) receive an additional $10,000 for serving on any committee of the Board of Directors. Non-management directors of Parent also receive a grant of options to purchase 50,000 ordinary shares of Parent upon election to the Board of Directors. The exercise price per share of director options is the fair market value of Parent ordinary shares on the grant date, and director options expire five years from the date of grant, or earlier if optionee ceases to be a director. Generally, director options become vested and exercisable with respect to 20% of the shares subject to the options nine months following the date of grant and on each anniversary of that date so that the options are completely vested and exercisable four years and nine months following the date of grant subject to the continued service on Parent’s Board of Directors through each vesting date; however, options granted to our directors in April 2006 vest at a rate of 20% on each anniversary of December 1, 2005. Members of Parent’s Board of Directors are also reimbursed for travel and other out-of-pocket expenses. Directors are not separately compensated for their service on the Board of Directors of Avago Finance.
     The following table sets forth information regarding compensation earned by our non-employee directors during the fiscal year ended October 31, 2007.

	Fees Earned or
	Paid in	Option
	Cash	Awards	Total
Name (1)	($)	($)(2)	($)
Dick M. Chang	75,000	1,169,569 (3)	1,244,569
Adam H. Clammer	50,000	0	50,000
James A. Davidson	50,000	0	50,000
James Diller, Senior	50,000	0	50,000
James H. Greene, Jr.	50,000	0	50,000
Kenneth Y. Hao	50,000	0	50,000
John R. Joyce	50,000	0	50,000
Michael Marks (4)	50,000	0	50,000
Bock Seng Tan	50,000	0	50,000

(1)	Mr. Macleod was not appointed to our Board of Directors until November 2007.

(2)	Represents expense recognized by us in fiscal year 2007 related to options determined in accordance with Statement of Financial Accounting Standards No. 123(R), “Share Based Payment”, or SFAS 123R. Please see Note 11 in our consolidated financial statements included in this Form 20-F for the valuation assumptions used in determining such amounts.

(3)	In January 2007, in substitution for options held as an employee, Mr. Chang was granted in-the-money options to purchase an aggregate of 1,033,332 ordinary shares of Parent, all of which remained outstanding as of October 31, 2007, under the Amended and Restated Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries, which we refer to as the Executive Plan, at exercise prices consistent with the expired options. This included options to purchase 266,666 with an exercise price of $1.25 per share and having a fair value under SFAS 123R of $74,506, 216,666 with an exercise price of $5.00 per share and having a fair value under SFAS 123R of $379,101 and 550,000 with an exercise price of $5.00 per share and having a fair value under SFAS 123R of $715,962. Options to purchase 483,332 ordinary shares vested on January 31, 2007; the balance vest pro-rata annually over four years subject to Mr. Chang’s continued service on Parent’s Board of Directors. The options automatically exercise upon the earliest of the termination of Mr. Chang’s service on Parent’s Board of Directors, a change in control of Parent or the fifth anniversary of the date of grant. Please see Note 11 in our consolidated financial statements included in this Form 20-F for the valuation assumptions used in determining fair value of Mr. Chang’s options under SFAS 123R.

(4)	Mr. Marks resigned from our Board of Directors effective July 31, 2007.
Executive Compensation
Compensation Discussion and Analysis
Executive Summary
     The Compensation Committee of Parent’s Board of Directors reviews and approves compensation for all Avago Technologies executives.
     Avago Technologies has in place a compensation strategy for our executives which focuses on both individual and company performance. Compensation of our executives is structured around the achievement of near-term corporate targets (fiscal year metrics) as well as long-term business objectives and strategies. The Compensation Committee is responsible for evaluating and administering all compensation programs and practices to ensure that they properly compensate and reward and that they appropriately drive corporate performance while remaining competitive with comparable semiconductor companies competing in the same or similar markets. The Compensation Committee reviews and approves all compensation policies, including executive base salaries, bonuses and equity incentive compensation.
     Our named executive officers, or NEOs, for fiscal year 2007 were Hock Tan, President and Chief Executive Officer, Mercedes Johnson, Chief Financial Officer, Bian-Ee Tan, General Manager and President, Asia, Bryan Ingram, General Manager and James Stewart, General Manager (who left the company in December 2007). On November 1, 2007, Mr. Bian-Ee Tan was promoted to Chief Operating Officer and Mr. Bryan Ingram was promoted to Senior Vice President and General Manager, Wireless Semiconductor Division.
Objectives and Philosophy of Our Executive Compensation Program
     The Compensation Committee has adopted a compensation philosophy which is intended to keep total cash compensation (base salary plus cash incentive reward) of our executives between the fiftieth and sixtieth percentile of compensation at companies within our peer group. The Compensation Committee believes that setting cash compensation at the mid point of the market is a sufficient competitive position for attracting and retaining executives. When reviewing and setting compensation against market practices, the Compensation Committee uses industry based market salary survey data, which we refer to as Market Salary Surveys, from the following data sources:
•	Radford Executive Technology Survey (U.S)

•	Radford Benchmark Technology Survey (U.S)

•	Radford International Technology Survey

•	Radford International Technology Survey (Germany)

•	Radford International Technology Survey (Italy)

•	Mercer High Tech Salary Survey (Asia)
     The companies the Compensation Committee used as a benchmark for reviewing and setting executive compensation, which we refer to as our Peer Group Companies, and those that participate in the Market Salary Surveys, are:
•	Altera Corporation

•	Atmel Corporation

•	Cypress Semiconductor Corporation

•	Fairchild Semiconductor

•	International Rectifier Corporation

•	LSI Logic Corporation

•	Marvell Semiconductor, Inc.

•	Maxim Integrated Products Inc.

•	Microchip Technology Inc.

•	National Semiconductor Corporation

•	ON Semiconductor Corporation

•	Qimonda North America

•	Sharp Microelectronics of the Americas

•	Spansion LLC

•	STMicroelectronics

•	Xilinx Inc.

•	Intersil Corporation
     Allocation of equity to executives in the form of the opportunity to purchase ordinary shares is not currently based strictly on the practice at Peer Group Companies. At the time of the Acquisition, Avago granted significant equity awards to executives in order to attract and retain them. When allocating equity, the Compensation Committee looks at each executive, his or her level of experience and expertise and overall value to the company. Equity is a long term retention plan for key executives understanding their level of value and contribution to the company. Generally, vesting of options granted under the Executive Plan are both time and performance based (with equal weighting of fifty percent). The vesting of options granted under the Executive Plan generally occurs in equal annual installments over a period of five years. The Compensation Committee approves all grants made to executives.
     Avago Technologies compensation program for executives is designed to achieve the following:
•	Attract and retain qualified, experienced and talented executives, understanding competitive pressures from our Peer Group Companies;

•	Motivate and reward executives whose skills, knowledge and performance are critical to the on-going success of our company;

•	Encourage executives to focus on the achievement of corporate and financial performance goals and metrics by aligning the incentive reward program to the achievement of both functional/divisional goals and corporate goals; and

•	Aligning the interests of our executives with those of our shareholders. A significant portion of total compensation paid to Avago executives is in the form of equity. As such, this serves both as a long term retention strategy and aims to align the interests of our executives with shareholders by tying a significant portion of each executive’s compensation to returns realizable by our shareholders.
Components of Our Executive Compensation Program
     The components of Avago’s executive compensation program are:
•	Annual Base Salary

•	Annual (fiscal year) Cash Incentive Program

•	Equity Incentive (opportunities to purchase ordinary shares)

•	Perquisites
Annual Cash Compensation
     Base Salary
     The Compensation Committee believes that a competitive base salary is a necessary element of any compensation program designed to attract, engage and retain key executives. Base salaries provide fixed, baseline compensation and are set at levels which are intended to be within a competitive range with similar positions at our Peer Group Companies. The base salaries of all Avago executives are reviewed annually by the Compensation Committee against positions of similar size and scope in our Peer Group Companies. Annual adjustments to an executive’s base salary takes into account:
(i)	individual performance throughout the prior fiscal year (based on set targets);

(ii)	compa–ratio, which is the actual pay rate of our executives divided by market pay rates from the Market Salary Surveys; and

(iii)	internal equity.
     The process for internal equity involves comparing executives in peer roles to ensure that base salaries are comparable based on function, scope and responsibilities of the role and taking into account the executive’s experience, technical knowledge and expertise.
     In 2007, our chief executive officer, or CEO, proposed annual merit salary increases for each of our NEOs, except for the CEO, for the approval of the Compensation Committee. All increases were implemented February 1, 2007 following full review and approval by the Compensation Committee.

		New Base Salary
	Percentage	Effective February 1,
Name	Increase	2007
Hock E. Tan, President and Chief Executive Officer	0	$600,000

Mercedes Johnson, Senior Vice President, Finance and Chief Financial Officer	14	$400,008

Bian-Ee Tan, General Manager and President, Asia (1)	3	$514,828 (2)

Bryan Ingram, Vice President and General Manager, Wireless Semiconductor Division (3)	2	$321,732

James Stewart, Former Vice President and General Manager, ASIC Products Division	10	$287,052

(1)	Mr. Bian-Ee Tan was promoted to Chief Operating Officer of Parent on November 1, 2007.

(2)	Converted from Malaysian Ringgits using the January 2008 conversion ratio of 3.3402 Ringgits to the U.S. Dollar.

(3)	Mr. Bryan Ingram was promoted to Senior Vice President and General Manager, Wireless Semiconductor Division on November 1, 2007.
     Ms. Johnson was given an above average increase (the company average being 3.5% per employee) based on her years of experience as a Chief Financial Officer, or CFO, and the Compensation Committee and the Board’s view of her technical and strategic value to the company. Ms. Johnson’s level of responsibility had also increased substantially as she assumed direct control of the Global Human Resources Function and other support functions (Legal, Workplace Services/Facilities).
     Similarly, Mr. Stewart received an above company average increase based on his tenure with Avago (and its predecessors) as well as the general management skills he brought to his role of heading up the specialized ASIC business. Mr. Stewart possessed a large amount of both intellectual and institutional information which the CEO and the Compensation Committee viewed as being important to the company. Mr. Stewart’s salary was also adjusted to bring him closer in line with his peers in the other product development divisions. Mr. Stewart left the Company in December 2007.
     Mr. Ingram and Mr. Bian-Ee Tan received lower increases because their compa-ratios (as defined above) were already competitive and above the market midpoint.
     The Compensation Committee sets our CEO’s salary without input from our CEO. In fiscal year 2007, the Compensation Committee did not increase our CEO’s salary because the Compensation Committee felt that our CEO’s base salary was already comparable to the market mid point.
     Our CEO may recommend increasing the base salary of an executive at other times throughout the course of the year if a change in the scope of the executive’s role and responsibilities warrants an increase. In limited circumstances, our CEO may propose that an executive’s base salary be adjusted in response to a competitive threat or competitive labor market practice. We will revert to market data using the Market Salary Surveys to help determine the new base salary. The Compensation Committee approves any salary adjustments that are done throughout the fiscal year for executive officers.
     Annual Cash Incentive Program
     Avago has in place a performance based annual cash incentive bonus plan for all of its executive management, other than the Chief Executive Officer, whose bonus, while tied to his performance, is discretionary. The plan is reviewed and approved on a year-to-year basis by the Compensation Committee. Company goals and business metrics are also reviewed and approved by the Compensation Committee prior to allocation. The Avago performance based annual cash incentive plan is designed to encourage and motivate executives to achieve both corporate level and functional/divisional level goals, thereby positively contributing to the growth and performance of the company. In fiscal year 2007, the plan structure comprised corporate and divisional goals. The corporate goals for 2007 involved free cash flow and EBITDA, which each carried a weighting of twenty percent. The targets for free cash flow and EBITDA were set at levels which the Compensation Committee thought required substantial effort to obtain. Divisional goals (set subject to business requirements by the Compensation Committee and described in the table below) carried an aggregate sixty percent weighting of the target bonus amount.
     Except for our Chief Executive Officer, each employee of Avago, including our executive officers, participates in the Avago performance based annual cash incentive bonus plan. Rates at which our employees participate in the performance based annual cash incentive bonus plan are expressed as a percent of base salary. Employees at the level of Vice President and below participate at rates set by a formula adopted by the Compensation Committee based on Market Survey data for our peer group, the levels and rates of participation used by Agilent and the Compensation Committee’s experience with similar programs. For executives at the level of Senior Vice President and above, the Compensation Committee sets the rate of participation based on its assessment of the executive’s experience, ability to influence corporate results and the competitive market data from the Market Surveys for our peer group. In particular, the Compensation Committee set the participation rates of Ms. Johnson and Mr. Bian-Ee Tan at 75% of base salary based on each executive’s experience in her or his role with the company, the level of responsibility held by each executive, which the Compensation Committee believes directly correlates to her or his ability to influence corporate results, and the target bonuses utilized by our peer group for chief financial officers and divisional presidents, respectively.
     Our CEO proposes, and the Compensation Committee reviews and approves, attainment against the set goals and metrics. For fiscal year 2007, our corporate goals, EBITDA and free cash flow, each carried a weight of 20% of the total bonus target amount and had a minimum threshold of 90% achievement to trigger 90% of the targeted bonus amount on this portion of the bonus. In fiscal year 2007, the Compensation Committee determined that we achieved our free cash flow goal at 112.6% of its target resulting in the payment to each executive of 22.5% of the executive’s total target bonus amount. The Compensation Committee determined that we achieved our EBITDA goal at 83.6% of its target, which was less than the 90% threshold necessary for any payment with respect to the EBITDA goal.

     The Compensation Committee awards our CEO a discretionary bonus each year based on its assessment of our CEO’s significant contributions to the company in the prior fiscal year. For fiscal year 2007, the Compensation Committee considered our CEO’s role in Avago’s achievement of the corporate goals described above as well as his role in Avago’s 2007 restructuring.
     The Compensation Committee supplements the performance based cash incentive plan awards of other named executive officers from time to time based on our CEO’s recommendations and its assessment of individual contributions. For fiscal year 2007, our Compensation Committee determined that the individual contributions of each of Mr. Bian-Ee Tan, Mr. Ingram and Mr. Stewart exceeded expectations and awarded each a discretionary bonus, the amount of which correlated to our Compensation Committee’s assessment of the value of each executive’s contributions less performance based awards otherwise earned by the executive. Mr. Ingram was paid an additional discretionary bonus in lieu of a mortgage subsidy to which he was entitled under an Agilent bonus program.
     With respect to each NEO, divisional and corporate goals were set and achieved, and discretionary bonuses were paid, as follows:

			2007	2007
			Weighting	Achievement
	Participation		as a	as a
	Rate as a		Percentage	Percentage
	Percentage of		of Bonus	of Bonus	2007
Name	Base Salary	Bonus Metric	Target	Target	Payout
Hock E. Tan,		Discretionary Award			$600,000
President and Chief		(as described above)
Executive Officer

Mercedes Johnson,		Expense Budgets	30%	34.3%
Senior Vice		Financial Systems and Controls	30%	30.0%
President, Finance		Corporate Goals	40%	22.5%
and Chief Financial Officer	75%	Total Performance-Based Bonus	100%	86.8%	$260,405

Bian-Ee Tan,		Revenue	30%	27.7%
General Manager and		Contribution Profit	30%	27.0%
President, Asia		Corporate Goals	40%	22.5%
	75%	Total Performance-Based Bonus	100%	77.2%	$298,085
		Discretionary Award			$206,951

		Total Bonus			$505,036(1)

Bryan Ingram, Vice		Design Win Targets	30%	45.0%
President and General		Gross Margin Budget	30%	31.7%
Manager, Wireless		Corporate Goals	40%	22.5%
Semiconductor Division	40%	Total Performance-Based Bonus	100%	99.2%	$127,662
		Discretionary Award			$122,338
		Additional Discretionary Award			$ 35,929

		Total Bonus			$285,929

James Stewart,		Design Win Milestones	20%	20.0%
Former Vice		Design Win Targets	20%	25.7%
President and General		Contribution Profit	20%	18.6%
Manager, ASIC Products		Corporate Goals	40%	22.5%
Division	40%	Total Performance-Based Bonus	100%	86.8%	$ 81,725
		Discretionary Award			$ 33,096

		Total Bonus			$114,821

(1)	The amount reported differs from that reported in the Summary Compensation Table below because of currency fluctuations. Mr. Bian-Ee Tan was awarded his bonus amount in U.S. dollars which was converted into Malaysian Ringgits at the time of payment. The Summary Compensation Table uses 3.3420 Malaysian Ringgits per U.S. dollar, which is the accounting rate for January 2008 as reported by Bloomberg L.P., to convert the amount paid in Malaysian Ringgits back into U.S. dollars.

     Using market data from the Market Salary Surveys, the Compensation Committee has determined that our cash bonus plan for executives is competitive in terms of a percentage of base salary.
Equity Incentive Compensation
     The Compensation Committee believes that long term, sustainable growth and performance will be best facilitated through a culture of executive ownership that encourages long term investment and engagement by our executive management. The aim is also to align executive performance and behaviors to create a culture conducive to shareholder investment.
     The Compensation Committee approves options to purchase Parent ordinary shares granted to executive officers. The size of initial (and any subsequent) grants for executives takes into account the executive’s position (level), compensation and the value the executive brings to the company based on their technical experience, expertise and leadership capabilities. The philosophy behind option grants is to provide the executive with a strong incentive to build value in the company over an extended period of time. While subsequent options may be proposed by our CEO and granted by the Compensation Committee, we do not have a set annual option grant program for executives.
     Options to purchase ordinary shares are governed by the Executive Plan, which is administered by the Compensation Committee. Generally, options granted under the Executive Plan vest in equal annual installments over five years based 50% upon the passage of time and 50% on our financial performance, as measured using operating income, subject in each case to continued employment with Parent or its subsidiaries. The operating income targets have been set to require substantial effort on the part of our executives and the company in order to be attained. The performance vesting aims to ensure that the executive has a vested interest in driving positive and sustainable corporate financial results. Generally, the exercise price of options granted under the Executive Plan is equal to the fair market value of Parent’s ordinary shares on the date of grant as determined by the Compensation Committee or the Board of Directors.
Termination-Based Compensation
     Separation compensation is determined by company policy and any specific arrangements detailed in the executive’s employment agreement or contract. Severance payment typically comprises cash payment in lieu of salary, bonuses and coverage of health benefits for a limited period of time. In addition, the vesting of options granted under the Executive Plan accelerate with respect to 10% of the shares subject to the options if an executive is terminated in connection with the sale of his or her division. The Compensation Committee must approve any exceptions to severance payments including any additional cash payments and any variance from the Executive Plan regarding the treatment of options. Executives who terminate from the company are required to sign a general release of all claims against Avago to receive any severance benefits.
     Except as described below, each of our executives is eligible for severance under our policies if terminated without cause by us. Under our policies in effect in the United States at the end of fiscal year 2007, an employee would receive a minimum severance payment of two months base salary and two months COBRA plus any outstanding vacation in the absence of a general release of all claims against Avago. An additional severance payment of two weeks of base salary for every completed year of service (minimum of 5 months and maximum of 9 months) would require the employee to sign a release agreement. An employee would also receive any fiscal year cash bonus due if they were employed on the last day of the performance period, this being October 31. Changes were made to the U.S. severance policy effective January 1, 2008.  Basic severance is given to the employee in a lump sum at time of termination and consists of two weeks of base salary (or two weeks of adjusted target annual pay for employees on a sales plan), and the greater of three months of COBRA premiums for medical, dental, vision and EAP or $2,000.  In addition, in exchange for a release which is not thereafter revoked, employee is eligible for an enhanced severance payment equivalent to two weeks base salary (or two weeks of adjusted target annual pay for employees on a sales plan) for each full or partial year of service capped at 40 weeks with a minimum of no less than 8 weeks, and $1,000 lump sum for career transition services.  All payments are subject to taxes and other withholdings.
     Termination benefits for senior executives in Malaysia are decided on a case by case basis.

     For some NEOs, we agreed to separation compensation terms reflective of the senior nature of the position and as a means of attracting the executives to work for Avago. Also in order to attract some NEOs to the company, the Compensation Committee provided a “change in control” clause in the executive’s employment contract or agreement. The following Avago executives have severance benefits in their employment contracts which set out compensation payable in the event of termination by Avago without cause, by the executive for good reason, disability or death and in the event of a termination in connection with a change in control of Parent:

Name	Termination Benefit	Termination Benefit
	(Without cause or for good reason, death or disability)	(Without cause or for good reason, death or disability within 3 months prior to or 12 months following a change of control)

Hock E. Tan, President and Chief Executive Officer	Continued salary for 12 months paid in 12 monthly installments, and an amount equal to the lesser of his prior year’s bonus or prior year’s target bonus paid in 12 monthly installments	Continued salary for 24 months paid in 24 monthly installments, and an amount equal to 200% of the lesser of his prior year’s bonus or prior year’s target bonus paid in 24 monthly installments

12 months accelerated vesting for options held by him which would otherwise vest based upon the passage of time and his continued employment

Mercedes Johnson, Senior Vice President, Finance and Chief Financial Officer	Continued salary for 6 months paid in 6 monthly installments, and an amount equal to the lesser of 50% of her prior year’s bonus or prior year’s target bonus paid in 6 monthly installments	Continued salary for 12 months paid in 12 monthly installments, and an amount equal to the lesser of her prior year’s bonus or prior year’s target bonus paid in 12 monthly installments

	Continuation of benefits (group health, dental and vision) for herself and any covered dependents for up to 6 months	12 months accelerated vesting for options held by her which would otherwise vest based upon the passage of time and her continued employment

Continuation of benefits (group health, dental and vision) for herself and any covered dependents for up to 12 months
     Such agreements were entered into with Mr. Tan and Ms. Johnson on the basis of their level of seniority and as means to attract them to join the company.
     In October 2007, Avago entered into an employment agreement effective fiscal year 2008 with a change of control clause with Bryan Ingram, Vice President and General Manager, Wireless Semiconductor Division. We did so with the intention of retaining and engaging Mr. Ingram through and beyond the period of a significant restructuring of our company. Mr. Ingram is considered by the Compensation Committee and the Board to be valuable to the company in terms of his market experience and his technical expertise in his business division. Mr. Ingram’s employment agreement was proposed by our CEO and approved by the Compensation Committee. Please see “Employment, Severance and Change of Control Agreements with Named Executive Officers – Bryan Ingram” below.

Other Compensation
     All of our executive officers are eligible to participate in certain benefits plans and arrangements offered to employees generally. Such benefits include health, dental, life and disability insurance and in the case of U.S. based executives, the 401(k) plan. Avago pays the full-monthly premium for each U.S. based employee, including each executive, for basic medical coverage.  For other medical, dental and vision coverage, Avago pays a portion of the cost and the employees, including executives, pay a portion of the cost.  Avago pays 100% of the premium for all employees, including executives, for Basic Life Insurance, Accidental Death and Dismemberment, Business Travel Accident Insurance and the Employee and Family Assistance Plan.  Avago pays 100% of the premiums for all Colorado employees, including executives, for Short Term and Long Term Disability.  Employees in California, including executives, contribute .08% of the first $86,698 in annual earnings to the California Voluntary Disability Plan for Short Term Disability and Avago pays 100% of the premium for Long Term Disability.  Avago provides access to a Group Universal Life and Long-Term Care coverage but the entire cost is paid by the employee, including executives.
     Consistent with Avago’s overall compensation philosophy, we intend to continue to maintain our current benefits plan for executives as well as other employees. The Compensation Committee in its discretion may revise, amend or add to any executive’s benefits and perquisites if it deems necessary.
     U.S. based executives may also participate in the Avago Technologies U.S. Inc. Deferred Compensation Plan which is a non-qualified plan offered to employees on the U.S. payroll who have an annual base salary plus targeted commissions of $175,000 or more.  The plan was established in response to the Internal Revenue Code’s limitation on 401(k) Plan contributions.  Participants defer compensation on a pre-tax basis in addition to the amounts deferred into the Avago 401(k) Plan.  Contributions are held in a Rabbi Trust.  Contributions and interest earned are tax deferred until the year in which they are paid to the participant or beneficiary.   Investment options in the plan do not include Parent ordinary shares or options to purchase ordinary shares and there are no employer matching contributions.
     While we do not currently believe that compensation in the form of perquisites is a necessary form of attraction and retention for all of our executives, where it is deemed necessary and subject to approval by the Compensation Committee, we will pay certain items or expenses for an executive officer if this means attracting or retaining them. In fiscal year 2007, the following executives received the following perquisites:

Name	Perquisites
Hock E. Tan, President and Chief Executive Officer	Relocation expenses and reimbursement for travel to a residence in Pennsylvania

Bian-Ee Tan, General Manager and President, Asia	Housing allowance and club memberships

James Stewart, Former Vice President and General Manager, ASIC Products Division	Use of company car and car allowance

Fiscal Year 2007 Summary Compensation Table
     The following table sets forth information about compensation earned by our chief executive officer, our chief financial officer, and each of our three other most highly compensated executive officers for the fiscal year ended October 31, 2007. We refer to these officers elsewhere in this Amendment as our named executive officers or NEOs.

							Change in
							Pension Value
							and
						Non-Equity	Nonqualified
						Incentive Plan	Deferred
			Bonus	Option Awards		Compensation	Compensation	All Other
Name and Principal		Salary	($)	($)		($)	Earnings	Compensation
Position	Year	($)	(1)	(2)		(3)	($) (4)	($)		Total ($)
(a)	(b)	(c)	(d)	(f)		(g)	(h)	(i)		(j)
Hock E. Tan	2007	600,000	600,000	2,039,654		0	0	49,964	(5)	3,289,618
President and Chief Executive Officer

Mercedes Johnson	2007	387,506		329,890		260,405	0	828	(6)	978,629
Senior Vice President, Finance and Chief Financial Officer

Bian-Ee Tan (7)	2007	488,899	220,221	1,288,203		291,500	0	34,987	(8)	2,323,810
General Manager and President, Asia

Bryan Ingram	2007	320,154	158,267	229,611		127,662	2,307	20,319	(9)	858,320
Vice President and General Manager, Wireless Semiconductor Division

James Stewart	2007	280,526	33,096	262,413	(10)	81,725	416	31,120	(11)	689,296
Former Vice President and General Manager, ASIC Products Division

(1)	Represents discretionary bonuses paid based on the Compensation Committee’s determination that the executive provided significant contributions to our success. In the case of Mr. Ingram, $35,929 of the amount reported represents a cash bonus paid in lieu of a mortgage subsidy that Mr. Ingram was entitled to under an Agilent benefit program.

(2)	Represents expense recognized by us in fiscal year 2007 related to options determined in accordance with SFAS 123R. Please see note 11 in our consolidated financial statements included in this Form 20-F for the valuation assumptions used in determining such amounts. During fiscal year 2007, we only expensed the performance vesting portion of options granted prior to our adoption of SFAS 123R on November 1, 2006. The expense reported in the table reflects the amount we accrued in fiscal year 2007. In fiscal year 2008, the Compensation Committee adjusted our preliminary estimate of achievement in fiscal year 2007 from 43% to 90% using the adjustment factors provided for under the Executive Plan. For all options granted on or subsequent to our adoption of SFAS 123R, we expensed both the time and performance vesting portions.

(3)	Represents amounts paid for fiscal year 2007 under our annual cash incentive program. Please see plan description in “Compensation Discussion and Analysis – Annual Cash Compensation - Performance Based Annual Cash Incentive Program” above.

(4)	Represents earnings under our Nonqualified Deferred Compensation Plan.

(5)	Represents $11,481 relocation expenses; $2,322 imputed income from Group Term Life Insurance (“GTL”) premiums; $9,000 401(k) employer match; and $27,161 reimbursement for travel to a residence.

(6)	Imputed income from GTL premiums.

(7)	All sums presented for Mr. Bian-Ee Tan are converted from Malaysian Ringgits using the January 2008 accounting ratio of 3.3402 Ringgits per U.S. Dollar as reported by Bloomberg L.P., except as indicated in footnote 8 below.

(8)	Represents $15,807 housing allowance, $1,161 club memberships and $18,019 contribution to Mr. Bian-Ee Tan’s Malaysian Employee Provident Fund. The contribution to the Malaysian Employee Provident Fund is in addition to the $143,217 Avago was required by statute to contribute to Mr. Bian-Ee Tan’s Malaysian Employee Provident Fund. $838 of the club membership amount is converted from Singapore dollars using the January 2008 accounting ratio of 1.4541 Singapore Dollars per U.S. Dollar as reported by Bloomberg L.P.

(9)	Represents $319 imputed income from GTL premiums and $9,000 401(k) employer match. Also includes a one time $11,000 company contribution to 401(k), paid in January 2007 to employees who transitioned from Agilent to Avago as a pension replacement for calendar year 2006.

(10)	Pursuant to the terms of the Separation Agreement entered into with Mr. Stewart on August 16, 2007, Mr. Stewart was granted 100% vesting on the 36,667 performance options which vested on December 1, 2007.

(11)	Represents $380 imputed income from GTL premiums; $9,000 401(k) employer match; $3,140 personal use of company car; and $7,600 car allowance. Also includes a one time $11,000 company contribution to 401(k), paid in January 2007 to employees who transitioned from Agilent to Avago as a pension replacement for calendar year 2006.
Grant of Plan-Based Awards in Fiscal Year 2007
     The following table sets forth information regarding grants of incentive awards during the fiscal year ended October 31, 2007 to each of our named executive officers.

										Grant Date
								All Other Option	Exercise or	Fair Value
		Estimated Future Payouts Under			Estimated Future Payouts Under			Awards: Number of	Base Price	of Stock and
		Non-Equity Incentive Plan Awards			Equity Incentive Plan Awards			Securities Underlying	of Option	Option
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Options	Awards	Awards
Name	Date	($) (1)	($)	($)	(#)	(#)	(#)	(#)	($/Sh)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(j)	(k)	(l)
Mercedes Johnson (2)	Aug. 30, 2007	54,001	300,006	450,009		92,500 (3)		92,500 (6)	10.22	969,123
Bian-Ee Tan (2) (4)	—	66,414	377,277	565,915	—	—	—	—	—	—
Bryan Ingram (5)	—	23,165	128,692	193,038	—	—	—	—	—	—
James Stewart (5)	—	16,948	94,153	141,229	—	—	—	—	—	—

(1)	Minimum threshold is 18% of target, calculated based on the achievement of a single corporate goal at 90% of the target for such goal. Maximum threshold is 150% of target.

(2)	Bonus participation is at 75% of base salary.

(3)	These options were granted pursuant to the terms of the Executive Plan. The options cover an aggregate of 185,000 ordinary shares and vest 50% based upon the passage of time and the optionee’s continued employment with Parent or its subsidiaries and 50% based upon achieving specified financial targets, in each case, at a rate of 20% per year over five years on each anniversary of the grant date. The term of the options is 10 years.

(4)	All sums presented for Mr. Bian-Ee Tan are converted from Malaysian Ringgits using the January 2008 accounting ratio of 3.3402 Ringgits per U.S. Dollar as reported by Bloomberg L.P.

(5)	Bonus participation is at 40% of base salary.
Outstanding Equity Awards at 2007 Fiscal Year-End
     The following table sets forth grants of stock options outstanding on October 31, 2007, the last day of the fiscal year, to each of our named executive officers.

	Option Awards
				Equity
				Incentive
				Plan
		Number		Awards:
		of	Number of	Number of
		Securities	Securities	Securities
		Underlying	Underlying	Underlying
		Unexercised	Unexercised	Unexercised	Option
		Options	Options	Unearned	Exercise
	Vesting	(#)	(#)	Options	Price	Option Expiration
Name	Reference	Exercisable	Unexercisable	(#)	($)	Date
(a)	Date	(b)	(c)	(d)	(e)	(f)
Hock E. Tan	Dec. 1, 2005 (1)	470,000	1,880,000		5.00	4/12/2016
Mercedes Johnson	Dec. 1, 2005 (1)	83,000	332,000		5.00	11/30/2015
	Aug. 30, 2007 (1)	0	185,000		10.22	8/29/2017
Bian-Ee Tan	Dec. 1, 2005 (1)	360,000	1,440,000		5.00	11/30/2015
Bryan Ingram	Dec. 1, 2005 (2)	66,666	0		1.25	1/23/2015
	Dec. 1, 2005 (1)	51,666	206,668		5.00	11/30/2015
	Dec. 1, 2005 (1)	12,500	50,000		5.00	4/23/2016
James Stewart	Dec. 1, 2005 (2)	48,568	0		1.25	1/23/2015
	Dec. 1, 2005 (2)	8,519	0		1.25	1/25/2014
	Dec. 1, 2005 (2)	34,268	0		1.25	11/18/2012

	Option Awards
				Equity
				Incentive
				Plan
		Number		Awards:
		of	Number of	Number of
		Securities	Securities	Securities
		Underlying	Underlying	Underlying
		Unexercised	Unexercised	Unexercised	Option
		Options	Options	Unearned	Exercise
	Vesting	(#)	(#)	Options	Price	Option Expiration
Name	Reference	Exercisable	Unexercisable	(#)	($)	Date
(a)	Date	(b)	(c)	(d)	(e)	(f)
	Dec. 1, 2005 (2)	19,973	0		1.25	11/25/2011
	Dec. 1, 2005 (2)	9,987	0		1.25	11/12/2010
	Dec. 1, 2005 (2)	4,993	0		1.25	10/22/2010
	Dec. 1, 2005 (2)	3,995	0		1.25	8/10/2010
	Dec. 1, 2005 (2)	80	0		1.25	5/16/2010
	Dec. 1, 2005 (2)	2,950	0		1.25	11/17/2009
	Dec. 1, 2005 (1)	73,332	293,335		5.00	11/30/2015

(1)	Options vest 50% based upon the passage of time and the optionee’s continued employment with Parent or its subsidiaries and 50% based upon achieving specified financial targets, in each case, at a rate of 20% per year over five years on each anniversary of the Vesting Reference Date.

(2)	Fully vested as of the date of grant.

2007 Non-Qualified Deferred Compensation
     The following table sets forth information regarding contributions and earnings under the Avago Technologies U.S. Inc.  Deferred Compensation Plan during fiscal year 2007.

	Registrant	Aggregate
	Contributions	Earnings in	Aggregate
	in Fiscal	Fiscal Year	Balance at
	Year 2007	2007	October 31, 2007
Name	($)(1)	($)	($)
(a)	(c)	(d)	(f)
Bryan Ingram	16,400	2,307	18,707
James Stewart	3,300	416	3,716

(1)	Deferred Compensation is generally funded through employee payroll deductions. The above represents a one time company contribution for employees who transitioned from Agilent to Avago which was paid in January 2007 as a pension replacement for calendar year 2006.
Employment, Severance and Change of Control Agreements with Named Executive Officers
Hock E. Tan
     Parent entered into an offer letter with Hock E. Tan on March 28, 2006. Mr. Tan’s offer letter provides that Mr. Tan will be Parent’s President and Chief Executive Officer commencing March 31, 2006 and that he will be a member of Parent’s Board of Directors. Mr. Tan’s offer letter entitles him to a base salary of $600,000 per year with a target bonus opportunity of 100% of his base salary. Mr. Tan’s offer letter also provides for the grant of an option to purchase 950,000 ordinary shares of Parent with 225,000 shares subject to the option vesting 20% per year based upon Mr. Tan’s continued employment with Parent and 725,000 shares subject to the option vesting 20% per year based upon Parent attaining specified performance targets. Under his offer letter, Mr. Tan was also granted the right to purchase up to $2 million in Parent’s ordinary shares and to be granted additional non-qualified share options. Mr. Tan’s offer letter agreement provides that he will be eligible to participate in all employee benefit plans made available to executive officers of Parent, is entitled to enter into an indemnification agreement and must enter into Parent’s standard agreement regarding confidential information and proprietary developments. Mr. Tan’s offer letter agreement entitled him to the payment of a relocation bonus in the amount of one month’s base salary which was paid in a single lump sum following his commencement of employment.
     Mr. Tan’s offer letter provides Mr. Tan with severance in the event of the termination of his employment with Parent without cause or a resignation by him for good reason, provided that, in each case, Mr. Tan executes and does not revoke a general release of all claims against Parent and Parent’s affiliates. If the termination of employment without cause or resignation for good reason takes place within the three months prior to or the 12 months following a change in control of Parent, Parent must provide Mr. Tan with (a) continued salary payments for 24 months following his termination or resignation, (b) an amount equal to 200% of the lesser of Mr. Tan’s prior year’s bonus or target bonus, in both (a) and (b), payable in 24 monthly installments, and (c) 12 months accelerated vesting for those options held by Mr. Tan which would otherwise vest based upon the passage of time and his continued employment. If the termination of employment without cause or resignation for good reason takes place more than three months prior to or more than 12 months following a change in control, Mr. Tan is entitled to (a) continued salary payments for 12 months following his termination or resignation and (b) an amount equal to the lesser of his prior year’s bonus or target bonus, in both (a) and (b), payable in 12 monthly installments.
Mercedes Johnson
     Parent entered into a Severance Benefits Agreement with Mercedes Johnson effective June 14, 2006. Ms. Johnson’s Severance Benefits Agreement provides Ms. Johnson with severance in the event of her termination of employment with Parent without cause or a resignation by her for good reason, provided that, in each case, Ms. Johnson executes and does not revoke a general release of all claims against Parent and Parent’s affiliates. If Ms. Johnson’s termination of employment without cause or resignation for good reason takes place within the three months prior to or the 12 months following a change in control of Parent, Parent must provide Ms. Johnson with (a) continued salary payments for 12 months following her termination or resignation, (b) an amount equal to the lesser of Ms. Johnson’s prior year’s bonus or target bonus, in both (a) and (b), payable in 12 monthly installments, (c) 12 months accelerated vesting for those options held by Ms. Johnson which would otherwise vest based upon the passage of time and her continued employment, and (d) the payment of continued health, dental and vision insurance premiums for Ms. Johnson and any covered dependents for 12 months, or, if earlier, until Ms. Johnson and any covered dependents are covered under similar plans of a new employer. If Ms. Johnson’s termination of employment without cause or resignation for good reason takes place more than three months prior to or more than 12 months following a change in control, Ms. Johnson is entitled to (a) continued salary payments for six months following her termination or resignation, (b) an amount equal to 50% of the lesser of her prior year’s bonus or target bonus, in both (a) and (b), payable in six monthly installments, and (c) the payment of continued health, dental and vision insurance premiums for Ms. Johnson and any covered dependents for six months, or, if earlier, until Ms. Johnson and any covered dependents are covered under similar plans of a new employer.
Bian-Ee Tan
     In November 2005, in anticipation of the Acquisition, Avago Technologies (Malaysia) Sdn. Bhd. entered into an employment agreement with Mr. Bian-Ee Tan typical of those entered into with other management employees who would be joining Avago. Mr. Tan’s annual base salary was set at approximately $392,657 (using the January 2008 accounting ratio of 3.3402 Malaysian Ringgits per U.S. Dollar as reported by Bloomberg L.P.). The agreement gave either party the right to terminate employment on one month’s written notice or payment in lieu of notice. Benefits, tax and payroll conditions were determined at the close of the Acquisition. In October 2006, because he would otherwise have had to retire pursuant to company practice, Mr. Tan’s employment was extended through December 2011 on the same terms and conditions.
Bryan Ingram
     Avago Technologies U.S. Inc., a wholly-owned subsidiary of the Company, entered into an employment agreement with Bryan Ingram on October 30, 2007, effective as of November 1, 2007. Mr. Ingram’s employment agreement provides that Mr. Ingram will be Avago’s Senior Vice President and General Manager, Wireless Division. Mr. Ingram’s employment agreement entitles him to a base salary of $321,732 per year (as adjusted from time to time) with a target bonus opportunity of 40% of his base salary. Mr. Ingram’s employment agreement also provides for the grant of an option to purchase 179,166 ordinary shares of Parent with 89,583 of the shares subject to the option vesting 20% per year based upon Mr. Ingram’s continued employment with Parent and 89,583 of the shares subject to the option vesting 20% per year based upon attaining specified performance targets, as determined by the Board. Mr. Ingram’s employment agreement provides that he will be eligible to participate in all employee benefit plans made available to Parent’s similarly situated employees.
     Mr. Ingram’s employment agreement provides that in the event of the termination of his employment with Avago by Avago without cause, his death or disability, or a resignation by him for good reason prior to November 1, 2009, Parent must provide him with 12 months continued salary payments following such termination or resignation, and the accelerated vesting of options to purchase Parent ordinary shares held by Mr. Ingram which would otherwise have vested had he continued his employment with Avago through November 1, 2009. If Mr. Ingram’s employment is terminated by Avago without cause, because of his death or disability, or he resigns for good reason after November 1, 2009 and within the three months prior to or 12 months following a change in control of Parent, Mr. Ingram is entitled to (a) 12 months continued salary payments, (b) an amount equal to the lesser of his prior year’s bonus or target bonus for the fiscal year in which the termination occurs, and (c) 12 months of accelerated vesting for those options to purchase Parent ordinary shares held by Mr. Ingram which would otherwise vest based solely upon the passage of time and his continued employment. Under the employment agreement, Mr. Ingram must execute, and not revoke, a general release of all claims against Parent and Parent’s affiliates, and any continued salary payments are subject to Mr. Ingram continuing to abide by the noncompetition and nonsolicitation provisions of his employment agreement.

James Stewart
     Parent entered into a Separation Agreement with James Stewart on August 16, 2007. The separation agreement provides that Mr. Stewart’s employment with Avago would terminate on December 1, 2007. In connection with the separation agreement, Mr. Stewart received a lump sum cash payment equal to his target bonus for fiscal year 2007. In addition, as of the date of Mr. Stewart’s termination of employment, he held options to purchase 133,333 ordinary shares of Parent for an exercise price of $1.25, which were fully vested and exercisable, and 366,667 ordinary shares of Parent for an exercise price of $5.00 per share, 146,665 of which were vested and exercisable. Of these 146,665 shares, Mr. Stewart was granted 100% vesting on the 36,667 performance options that vested on December 1, 2007. In exchange for the cancellation of all of Mr. Stewart’s options, and pursuant to the terms of the Equity Incentive Plan for Executive Employees, Avago made a lump sum cash payment to Mr. Stewart in an amount equal to $1,961,588, which represents the aggregate fair market value of the ordinary shares subject to the options as of the date of Mr. Stewart’s termination of employment, as determined by Parent’s Board, less the aggregate exercise price of Mr. Stewart’s options. As a condition to Avago making these payments, Mr. Stewart executed a general release of all claims against Parent and Parent’s affiliates on December 2, 2007.
Potential Severance Payments and Benefits Upon Involuntary Termination
     The following table reflects the potential payments and benefits to which the NEOs would be entitled under their agreements in the event of an involuntary termination (i.e., termination without cause or resignation for good reason) taking place more than three months prior to or more than 12 months following a change in control of Parent. The amounts presented in the table assume a termination date of October 31, 2007 and that all eligibility requirements contemplated by the NEO’s respective agreements were met.

			Health Benefits
	Cash Severance	Cash Severance	Continuation
	Base Salary ($)	Bonus ($)	Coverage ($)	Total ($)
Hock E. Tan	600,000	600,000		1,200,000
Mercedes Johnson	200,004	130,196	2,585	332,785
Tan, Bian-Ee	(1)	551,323 (2)		551,323
Bryan Ingram	241,831	250,000	2,430	494,261
James Stewart	216,141	114,821	2,000	332,962

(1)	Termination benefits for senior executives in Malaysia are decided on a case by case basis.

(2)	All sums presented for Mr. Bian-Ee Tan are converted from Malaysian Ringgits using the January 2008 conversion ratio of 3.3402 Ringgits per U.S. Dollar as reported by Bloomberg L.P. Includes $39,602 Malaysian Annual Wage Supplement.
Potential Severance Payments and Benefits Upon Involuntary Termination Following Change in Control
     The following table reflects the potential payments and benefits to which the NEOs would be entitled under their employment agreements in the event of an involuntary termination (i.e., termination without cause or resignation for good reason) taking place within the three months prior to or the 12 months following a change in control of Parent. The amounts presented in the table assume a termination date of October 31, 2007 and that all eligibility requirements contemplated by the NEO’s respective agreements were met.

			Unexercsiable	Unexercsiable	Health Benefits
	Cash Severance	Cash Severance	Options that	Options that	Continuation
	Base Salary ($)	Bonus ($)	Vest (#)	Vest ($) (1)	Coverage ($)	Total ($)
Hock E. Tan	1,200,000	1,200,000	235,000	1,226,700		3,626,700
Mercedes Johnson	400,008	260,392	60,000	216,630	5,169	882,199
Tan, Bian-Ee	(2)	551,323 (3)	180,000	939,600		1,490,923
Bryan Ingram	241,831	250,000	38,750	227,275	2,430	721,536
James Stewart	216,141	114,821	36,667	191,400	2,000	524,362

(1)	Represents the difference between the exercise price of each unvested option that is accelerated and $10.22, which the Compensation Committee has determined equals the per share fair market value of our ordinary shares as of October 31, 2007.

(2)	Termination benefits for senior executives in Malaysia are decided on a case by case basis.

(3)	All sums presented for Mr. Bian-Ee Tan are converted from Malaysian Ringgits using the January 2008 conversion ratio of 3.3402 Ringgits per U.S. Dollar as reported by Bloomberg L.P. Includes $39,602 Malaysian Annual Wage Supplement.
Compensation Committee Interlocks and Insider Participation
     Messrs. Davidson and Greene are not, and have never been, officers or employees of our company or Parent. None of our executive officers served on the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our Board of Directors or Parent’s Compensation Committee. Messrs. Davidson and Greene have been designated by Silver Lake and KKR, respectively, to serve on Parent’s Compensation Committee. Messrs. Davidson and Greene are also affiliated with the Silver Lake and KKR entities, respectively, that are parties to our Advisory Agreement with Parent. Please see also “Item 7. Major Shareholders and Related Party Transactions — Certain Relationships and Related Party Transaction, Director Independence.”
Compensation Committee Report
     The material in this report is not “soliciting material,” is not deemed “filed” with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such.
     This report, filed in accordance with Item 407(e)(5) of Regulation S-K, should be read in conjunction with the other information relating to executive compensation which is contained elsewhere in this Form 20-F/A and is not repeated here.
     In this context, the Compensation Committee hereby reports as follows:
     1. The Compensation Committee has reviewed the Compensation Discussion and Analysis section contained herein with management.
     2. Based on the review referred to in paragraph (1) above, the Compensation Committee recommended to our Board of Directors, and our Board of Directors has approved, that the Compensation Discussion and Analysis be included in this Form 20-F/A for filing with the Commission.
Members of the Compensation Committee
James A. Davidson
James H. Greene Jr.
Employees
     Please see “Item 4. Information on the Company–Employees” in our Annual Report on Form 20-F filed with the Commission on December 13, 2007.

Share Ownership
     Please see “Item 7. Major Shareholders and Related Party Transactions — Certain Relationships and Related Party Transaction, Director Independence.” For a description of Parent’s equity plans, please see “Management—Equity Plans” in our Registration Statement on Form F-4 filed with the Commission on January 8, 2007 (the “Registration Statement”).
Item 7. Major Shareholders and Related Party Transactions
Security Ownership of Certain Benefit Owners and Management and Related Stockholder Matters
     All of our outstanding ordinary shares are beneficially owned by Parent (Avago Technologies Limited) through its wholly owned subsidiary, Avago Technologies Holding Pte. Ltd. Parent’s address is No. 1 Yishun Avenue 7, Singapore 768923. The following table sets forth information regarding beneficial ownership of the equity securities of Parent as of January 1, 2008 by:
•	each person who is known by us to beneficially own more than 5% of the equity securities of Parent;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.
     Beneficial Ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Ordinary shares of Parent subject to options that are currently exercisable or exercisable within 60 days of January 1, 2008 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Percentage ownership is based on 213,822,783 ordinary shares of Parent outstanding on January 1, 2008. Unless otherwise indicated in the table, the address of each party listed in the table is 350 West Trimble Road, San Jose, California 95131.

	Ordinary Shares Beneficially
	Owned (1)
Name and Address of Beneficial Owner	Number	Percent
5% Shareholders
Bali Investments S.àr.l (2) 59, rue de Rollingergrund L-2440 Luxembourg	172,676,402	80.76%
Seletar Investments Pte. Ltd. 60B Orchard Road #60-18, Tower 2 The Atrium @ Orchard Singapore 238891	22,670,917	10.60%
Geyser Investment Pte Ltd c/o GIC 168 Robinson Road #37-01 Capital Tower Singapore 068912	15,113,944	7.07%
Directors and Named Executive Officers
Hock E. Tan (3)	1,111,500	*
Mercedes Johnson (4)	221,850	*
Bian-Ee Tan (5)	1,102,000	*
Bryan Ingram (6)	216,789	*
Dick M. Chang (7)	620,832	*
Adam H. Clammer (8)	80,103,035	37.46%
James A. Davidson (9)	78,753,338	36.83%
James Diller, Sr. (10)	170,000	*
James H. Greene Jr. (11)	80,103,035	37.46%
Kenneth Y. Hao (12)	78,753,338	36.83%
John R. Joyce (13)	78,753,338	36.83%
Bock Seng Tan (14)	20,000	*
All 16 directors and executive officers as a group(15)	162,701,621	76.09%

*	Represents beneficial ownership of less than 1%.

(1)	Shares shown in the table above includes shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

(2)	Bali Investments S.àr.l. is a Luxembourg corporation, the shareholders of which include overseas investment funds affiliated with KKR and Silver Lake. As of January 1, 2008, the total number of ordinary shares of Avago Technologies Limited that are deemed held indirectly by (a) the KKR funds through Bali Investments S.àr.l. was 80,083,035, or 37.4% of the total ordinary shares outstanding, and (b) by the Silver Lake funds through Bali Investments S.àr.l. was 78,733,338, or 36.8% of the total ordinary shares outstanding, in each case based on the ownership interests of such entities in Bali Investments S.àr.l.

Shares deemed held indirectly by the KKR funds include (a) 17,782,701 shares held by KKR Millennium Fund (Overseas), Limited Partnership (“KKR Millennium Overseas Fund”), the general partner of which is KKR Associates Millennium (Overseas), Limited Partnership, the general partner of which is KKR Millennium Limited, (b) 35,407,740 shares held by KKR European Fund, Limited Partnership (“KKR Europe”), the general partner of which is KKR Associates Europe, Limited Partnership, the general partner of which is KKR Europe Limited, (c) 23,748,545 shares held by KKR European Fund II, Limited Partnership (“KKR Europe II”), the general partner of which is KKR Associates Europe II, Limited Partnership, the general partner of which is KKR Europe II Limited, and (d) 3,144,049 shares held by KKR Partners (International), Limited Partnership (“KKR International,” together with KKR Millennium Overseas Fund, KKR Europe and KKR Europe II, the “KKR Funds”), the general partner of which is KKR 1996 Overseas, Limited. Messrs. Henry R. Kravis, George R. Roberts, James H. Greene, Jr., Paul E. Raether, Michael W. Michelson, Perry Golkin, Johannes P. Huth, Todd A. Fisher, Alexander Navab, Marc Lipschultz, Jacques Garaialde and Reinhard Gorenflos, as shareholders of one or more of KKR Millennium Limited, KKR Europe Limited, KKR Europe II Limited, and KKR 1996 Overseas Limited, may be deemed to share beneficial ownership of any shares beneficially owned by the KKR Funds, respectively, but disclaim such beneficial ownership except to the extent of their pecuniary interest therein. The above referenced shares are indirectly owned through the KKR Funds’ investments in Bali Investments S.àr.l., which directly holds shares in Avago Technologies Limited. The address of each of the KKR Funds is Suite 500, 603 - 7th Avenue S.W., Calgary, Canada.

Shares deemed held indirectly by the Silver Lake funds include (a) 78,510,144 shares held by Silver Lake Partners II Cayman, L.P. (“Silver Lake II”), the general partner of which is Silver Lake Technology Associate II Cayman, L.P., the general partner of which is Silver Lake (Offshore) AIV GP II, Ltd., and (b) 223,194 shares held by Silver Lake Technology Investors II Cayman, L.P. (“Silver Lake Technology II” and, together with Silver Lake II, the “Silver Lake Funds”), the general partner of which is Silver Lake (Offshore) AIV GP II, Ltd. Messrs. James A. Davidson, Glenn H. Hutchins, David J. Roux, Alan K. Austin, John R. Joyce, Michael J. Bingle, Egon Durban, Greg Mondre and Kenneth Y. Hao, as Directors of Silver Lake (Offshore) AIV GP II, Ltd., may be deemed to share beneficial ownership of any shares beneficially owned by the Silver Lake Funds, but disclaim such beneficial ownership except to the extent of their pecuniary interest therein. The above referenced shares are indirectly owned through the Silver Lake Funds’ investments in Bali Investments S.àr.l., which directly holds shares in Avago Technologies Limited. The address of each of the Silver Lake Funds is Walker House, PO Box 908GT, Mary Street, George Town, Grand Cayman, Cayman Islands.

(3)	Shares shown in the table above includes 911,500 shares that Mr. Tan has the right to acquire within 60 days after January 1, 2008 upon the exercise of share options.

(4)	Shares shown in the table above includes 161,850 shares that Ms. Johnson has the right to acquire within 60 days after January 1, 2008 upon the exercise of share options.

(5)	Shares shown in the table above includes 702,000 shares that Mr. Tan has the right to acquire within 60 days after January 1, 2008 upon the exercise of share options.

(6)	Shares shown in the table above includes 191,789 shares that Mr. Ingram has the right to acquire within 60 days after January 1, 2008 upon the exercise of share options.

(7)	Shares shown in the table above includes 620,832 shares that Mr. Chang has the right to acquire within 60 days after January 1, 2008 upon the exercise of share options.

(8)	Mr. Clammer is an interest holder in the general partners of the KKR Funds. Amounts disclosed for Mr. Clammer include shares beneficially owned by the KKR Funds. Mr. Clammer disclaims beneficial ownership of any shares owned directly or indirectly by the KKR Funds, except to the extent of his pecuniary interest therein. Shares shown in the table above includes 20,000 shares that Mr. Clammer has the right to acquire within 60 days after January 1, 2008 upon the exercise of share options.

(9)	Mr. Davidson is a Director of Silver Lake (Offshore) AIV GP II, Ltd. Amounts disclosed for Mr. Davidson include shares beneficially owned by the Silver Lake Funds. Mr. Davidson disclaims beneficial ownership of any shares owned directly or indirectly by the Silver Lake Funds, except to the extent of his pecuniary interest therein. Shares shown in the table above includes 20,000 shares that Mr. Davidson has the right to acquire within 60 days after January 1, 2008 upon the exercise of share options.

(10)	Shares shown in the table above includes 20,000 shares that Mr. Diller has the right to acquire within 60 days after January 1, 2008 upon the exercise of share options.

(11)	Mr. Greene is an interest holder in the general partners of the KKR Funds. Amounts disclosed for Mr. Greene include shares beneficially owned by the KKR Funds. Mr. Greene disclaims beneficial ownership of any shares owned directly or indirectly by the KKR Funds, except to the extent of his pecuniary interest therein. Shares shown in the table above includes 20,000 shares that Mr. Greene has the right to acquire within 60 days after January 1, 2008 upon the exercise of share options.

(12)	Mr. Hao is a Director of Silver Lake (Offshore) AIV GP II, Ltd. Amounts disclosed for Mr. Hao include shares beneficially owned by the Silver Lake Funds. Mr. Hao disclaims beneficial ownership of any shares owned directly or indirectly by the Silver Lake Funds, except to the extent of his pecuniary interest therein. Shares shown in the table above includes 20,000 shares that Mr. Hao has the right to acquire within 60 days after January 1, 2008 upon the exercise of share options.

(13)	Mr. Joyce is a Director of Silver Lake (Offshore) AIV GP II, Ltd. Amounts disclosed for Mr. Joyce include shares beneficially owned by the Silver Lake Funds. Mr. Joyce disclaims beneficial ownership of any shares owned directly or indirectly by the Silver Lake Funds, except to the extent of his pecuniary interest therein. Shares shown in the table above includes 20,000 shares that Mr. Joyce has the right to acquire within 60 days after January 1, 2008 upon the exercise of share options.

(14)	Shares shown in the table above includes 20,000 shares that Mr. Tan has the right to acquire within 60 days after January 1, 2008 upon the exercise of share options.

(15)	Shares shown in the table above includes 3,003,952 shares that directors and officers have the right to acquire within 60 days after January 1, 2008 upon the exercise of share options.

     As of October 31, 2007, 960,702 ordinary shares of Parent, representing 0.45% of Parent’s outstanding shares, were held by a total of 27 holders of record with addresses in the United States.
Equity Compensation Plan Information
     The following table provides certain information about Parent’s ordinary shares that may be issued under Parent’s equity compensation plans as of October 31, 2007. All of Parent’s equity compensation plans have been approved by Parent’s shareholders.

Number of securities remaining
		Weighted-average	available for future issuance
	Ordinary shares to be issued	exercise price of	under equity compensation plans
	upon exercise of outstanding	outstanding options,	(excluding securities reflected in
	options, warrants and rights	warrants and rights	column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by Parent shareholders (1)	20,280,863	$6.07	5,881,617

(1)	Includes options to purchase Parent ordinary shares under the Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries, as amended and the Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries, as amended.
Certain Relationships and Related Party Transaction, Director Independence
     Since November 1, 2006, there has not been, nor is there any proposed transaction where the Company was or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of more than 5% of any class of Parent’s voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than as set forth below and the compensation, employment and other agreements and transactions which are described in “Item 6. Directors, Senior Management and Employees.”
Shareholder Agreement
     Investors (the “Equity Investors”) invested approximately $1,300 million in our business as part of the Acquisition. In connection with the closing of the Acquisition, Parent entered into a Shareholder Agreement with the Equity Investors, other than members of management, who are party to separate agreements. The Shareholders Agreement was amended in February 2006.
     Board Composition.  The Shareholder Agreement provides that Parent’s Board of Directors shall be comprised as follows:
•	three designees of KKR for so long as KKR and its affiliates either continue to own, directly or indirectly, at least 24% of Parent’s outstanding ordinary shares or have not transferred any shares to an unaffiliated third party, provided that KKR has the right to designate two directors for so long as KKR and its affiliates continue to own, directly or indirectly, at least 15% of Parent’s outstanding ordinary shares and one director for so long as KKR and its affiliates continue to own, directly or indirectly, at least 5% of Parent’s outstanding ordinary shares;

•	three designees of Silver Lake for so long as Silver Lake and its affiliates either continue to own, directly or indirectly, at least 24% of Parent’s outstanding ordinary shares or have not transferred any shares to an unaffiliated third party, provided that Silver Lake has the right to designate two directors for so long as Silver Lake and its affiliates continue to own, directly or indirectly, at least 15% of Parent’s outstanding ordinary shares and one director for so long as Silver Lake and its affiliates continue to own, directly or indirectly, at least 5% of Parent’s outstanding ordinary shares;

•	one designee of Seletar Investments Pte. Ltd., an affiliate of Temasek Capital (Private) Limited (“Seletar”), so long as it either continues to own, directly or indirectly, 2.5% of Parent’s outstanding shares and has not sold any of its shares, or continues to own, directly or indirectly, 5% of Parent’s outstanding shares;

•	Parent’s Chief Executive Officer; and

•	two directors mutually agreeable to the Sponsors (KKR and Silver Lake).
     Each of KKR, Silver Lake and Seletar has the right to remove and replace its director-designees at any time and for any reason and to fill any vacancies otherwise resulting in such director positions. If the number of directors that an Equity Investor is entitled to designate is reduced, any vacant seats on our Board of Directors will be filled by the Board of Directors acting in accordance with its nomination and governance procedures. The composition of our Board of Directors conforms to that of Parent.
     Sponsor Approval.  The Shareholder Agreement provides that the following actions by Parent or any of its subsidiaries require approval of the Sponsors:
•	changing the size or composition of Parent’s Board of Directors;

•	amending, modifying or waiving any provision of Parent’s memorandum of association or articles of association;

•	undertaking any share split, reverse stock split, recapitalization, exchange or any other combination in any manner of Parent’s equity securities in connection with which any Equity Investor would receive more than a de minimis amount of cash in lieu of fractional shares;

•	entering into a change of control transaction;

•	acquiring or disposing of assets or entering into joint ventures with a value in excess of $25 million;

•	undertaking an initial public offering;

•	issuing any equity securities or derivative equity securities, other than pursuant to employee benefit and incentive plans approved by the Sponsors;

•	repurchasing or redeeming any equity securities, other than from employees pursuant to arrangements approved by Parent’s Board of Directors;

•	declaring or paying any dividend or distributions to equityholders, other than payments by wholly owned subsidiaries;

•	creating or materially amending any material employee benefit or incentive compensation plan;

•	incurring indebtedness in excess of $25 million;

•	filing for voluntary liquidation, dissolution, receivership, bankruptcy or similar insolvency proceeding;

•	entering into transactions outside of the ordinary course of business or that are reasonably likely to require expenditures or generate proceeds in excess of $10 million;

•	hiring or firing the Chief Executive Officer or any other member of senior management, or approving the compensation arrangements of any of them;

•	commencing any litigation, dispute or claim involving amounts in dispute in excess of $5 million, or settling any litigation, dispute or claim for a payment or payments, or discounts on products or services, in excess of $5 million, whether pursuant to a license or otherwise, or which restrict the business of Parent or its subsidiaries in any material manner;

•	entering into certain transactions with the Sponsors or any of their affiliates;

•	approving or modifying annual operating budgets or capital expenditure budgets;

•	making material changes in the nature of the business of Parent or its subsidiaries;

•	replacing or removing independent auditors; and

•	amending, waiving or otherwise modifying certain shareholders agreements.
     Mr. Michael Marks, a director designated by KKR, resigned from Parent’s Board of Directors effective July 31, 2007. The Sponsors consented to Parent’s Board of Directors’ appointment of Mr. Macleod and Ms. Lien to the Board of Directors in November 2007. Ms. Lien resigned in January 2008 for personal reasons.
     Co-Investor Protections.  The Shareholder Agreement provides that, other than actions specifically set forth therein, Parent will not take any action in respect of any class of its shares that has a materially disproportionate effect on the specified Co-Investors of such class of shares, as compared to the Sponsors, in their capacity as shareholders, without first obtaining the prior written consent of the Co-Investors holding a majority of such class of shares then held by the Co-Investors.
     Preemptive Rights.  The Shareholder Agreement provides that, until the earlier of a change of control transaction or initial public offering, the Sponsors and certain Co-Investors will have a pro rata preemptive right to acquire equity securities issued by Parent or any subsidiary, subject to customary exceptions, including issuances:
•	pursuant to the exchange, conversion, or exercise terms of other equity or debt securities;

•	to employees, directors or consultants;

•	in connection with any acquisition, business combination or joint venture approved by the Sponsors;

•	in connection with an initial public offering;

•	in connection with any proportional stock split, stock dividend or stock recapitalization;

•	which take the form of “equity kickers” in debt financing transactions;

•	by a wholly owned subsidiary company to Parent or Holdings or another subsidiary of Parent or Holdings; or

•	for which the Sponsors have waived the preemptive rights.
     Transfer Restrictions.  Neither KKR nor Silver Lake may transfer its shares prior to an initial public offering, or within 2 years after our initial public offering, without the approval of the other Sponsor, subject to certain permitted transfers. No Co-Investor may transfer its shares without the approval of the Sponsors, except (i) to permitted transferees and (ii) if either Sponsor has reduced the number of shares it holds relative to the number of shares initially held by it, each Co-Investor may sell up to the number of shares as would cause such Co-Investor to reduce the number of shares it holds in the same proportion as that of such Sponsor. These transfer restrictions will terminate upon a change of control transaction unless terminated earlier by the Sponsors.
     Right of First Refusal.  Prior to making any permitted transfer of shares (other than certain customary permitted transfers and transfers effected in an initial public offering), any prospective selling Co-Investor is required to provide written notice to Parent and each Sponsor setting forth the terms of such proposed transfer. Parent may purchase any number of shares at the price and on the terms set forth in such notice. If there are any shares remaining after Parent has exercised its right of first refusal, the Sponsors may purchase any remaining shares, with each Sponsor entitled to purchase at least its pro rata portion of such remaining shares, at the price and on the other terms set forth in such notice. If Parent and/or the Sponsors do not offer to purchase 100% of the shares proposed to be transferred by the prospective selling Co-Investor, such Co-Investor may (a) accept the offers of Parent and the Sponsors and sell any remaining shares to a third-party purchaser or (b) if the third-party purchaser is unwilling to purchase less than all of such shares, sell all of such shares to such third-party purchaser, in each case on terms that are no less favorable than the terms offered to Parent and the Sponsors. This right of first refusal will terminate upon the earlier to occur of a change of control transaction or an initial public offering.
     Tag Along Right.  Prior to making any transfer of shares (other than certain customary permitted transfers, transfers in connection with sales pursuant to the Registration Rights Agreement, transfers pursuant to Rule 144 and certain distributions and charitable contributions), any prospective selling Sponsor must provide written notice to each Co-Investor setting forth the terms of such proposed transfer. Each Co-Investor may elect to sell up to its pro rata portion of the shares (based upon the ownership of such shares by the transferring Sponsor and all persons entitled to participate in such transfer) to be sold in such transfer. This tag along right will terminate upon a change of control transaction unless terminated earlier by the Sponsors.
     Drag Along Right.  If the Sponsors approve a change of control transaction, each Co-Investor will be required to vote in favor of and not oppose such transaction and, if structured as a sale of shares, sell its shares to a prospective buyer on the same terms that are applicable to the Sponsors. This drag along right will terminate upon a change of control transaction.

Advisory Agreement
     In connection with the closing of the Acquisition, our Parent and our indirect subsidiary Avago Technologies International Sales Pte. Limited, a Singapore private limited company, entered into an Advisory Agreement with KKR and Silver Lake, pursuant to which Parent retained KKR and Silver Lake to provide general executive, management and other services as mutually agreed by Parent and KKR and Silver Lake, for which Parent pays each of them advisory fees of $625,000 per quarter, which is subject to a 5% increase each fiscal year during the agreement’s term (beginning in December 2005) and reimburses them for their out-of-pocket expenses. For the year ended October 31, 2007, we recorded $5 million of expenses in connection with the Advisory Agreement.
     In connection with the closing of the Acquisition, Parent paid each of KKR and Silver Lake an advisory fee of $18 million for services provided to us in evaluating, negotiating, documenting, financing and closing the Acquisition. In connection with the closing of any subsequent change of control transaction, acquisition, disposition or divestiture, spin-off, split-off or financing completed during the term of the Advisory Agreement (or after if contemplated during the term) in each case with an aggregate value in excess of $25 million, we will pay each of KKR and Silver Lake a fee of 0.5% based on the aggregate value of such transaction. In connection with the closing of the sale of our storage business and the printer ASICs business, we paid each of KKR and Silver Lake $3.0 million and $3.0 million, respectively. For the sale of our image sensor business, we paid less than $1 million to the Sponsors.
     The Advisory Agreement has a 12-year term that is automatically extended on an annual basis. We may terminate the Advisory Agreement in connection with a change of control transaction or an initial public offering. In the event the Advisory Agreement is terminated, we will be required to pay all unpaid fees through the date of termination plus the net present value of unpaid quarterly fees for the remainder of the term.
Indemnification; Costs and Fees
     Parent provides customary indemnification to the Equity Investors for liabilities arising from their ownership of shares of Parent and from the Acquisition. Parent will pay all reasonable fees and expenses incurred by the Equity Investors from and after the closing of the Acquisition in connection with the Equity Investors’ enforcement of their rights under the Shareholder Agreement, registration rights agreement and Articles of Association.
     Parent has entered into indemnity agreements with all directors and executive officers of the Company. The indemnity agreement provides, among other things, that the Company will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of the Company, subject to and to the fullest extent permitted under the Singapore Company Act, as amended, and Parent’s Memorandum and Articles of Association.
Other Relationships
     In connection with the Acquisition, we entered into a management consulting agreement for post-acquisition support activities with Capstone Consulting (“Capstone”), a consulting company affiliated with KKR. Under this agreement, we paid $1 million to Capstone during the year ended October 31, 2006. An affiliate of Capstone has been granted options to purchase 800,000 ordinary shares of Parent with an exercise price of $5 per share. One half of these options vests over four years, and the other half vests upon the achievement of certain company financial performance metrics defined in the Share Option Agreement, dated February 3, 2006. These options are subject to variable accounting and we recorded a charge of $1 million and $2 million for the years ended October 31, 2007 and 2006, respectively, related to the issuance of these options.
     Investment funds affiliated with Silver Lake are investors in Flextronics International Ltd., a Singapore limited company (“Flextronics”), and Mr. Davidson, a director, also serves as a director of Flextronics. Agilent sold its Camera Module Business to Flextronics in February 2005. In the ordinary course of business, we continue to sell to Flextronics, which in the year ended October 31, 2007 accounted for $144 million of net revenue from continuing operations and the trade accounts receivable due from Flextronics as of October 31, 2007 was $23 million. Flextronics continues to pay the deferred purchase price in connection with its acquisition of the Camera Module Business at the rate of $1 million per quarter.

     Mr. Joyce, a director, also serves as a director of Hewlett-Packard Company effective July 2007. In the ordinary course of business, we continue to sell to Hewlett-Packard Company, which in the year ended October 31, 2007 accounted for $20 million of net revenue from continuing operations and trade accounts receivable due from Hewlett-Packard Company as of October 31, 2007 was $7 million. We also use Hewlett-Packard Company as a service provider for information technology services. For the year ended October 31, 2007, operating expenses include $35 million for purchases made from Hewlett-Packard Company.
     Ms. Mercedes Johnson, our Senior Vice President, Finance and Chief Financial Officer, is a director of Micron Technology, Inc. (“Micron”). In December 2006, we completed the sale of our image sensor business to Micron. Ms. Mercedes Johnson recused herself from all deliberations of the board of directors of Micron concerning this transaction.
     All executive officers and certain key employees have executed a Management Shareholders Agreement with Parent and Bali Investments S.àr.l. Please see “Management — Equity Plans — Management Shareholders Agreement” in our Registration Statement.
Procedures for Approval of Related Person Transactions
     As provided by Parent’s written Audit Committee Charter, the Audit Committee must review all related party transactions required to be disclosed in the Company’s financial statements, and approve any such related party transaction, unless the transaction is approved by another independent committee of the Board of Directors. Parent’s written Code of Ethics and Business Conduct requires that directors, officers and employees make appropriate disclosure of potential conflicts of interest situations to the Audit Committee, in the case of directors and officers, and the supervisor who will then seek authorization from the compliance officer, in the case of employees.
Director Independence
     Among the current members of the Board of Directors, the Board of Directors has determined that Mr. Macleod, Mr. Diller and Mr. B.S. Tan are “independent” as that term is defined in Rule 4200 of the listing standards of the National Association of Securities Dealers. In making this determination, the Board of Directors considered transactions and relationships between each director or his immediate family and the Company and its subsidiaries. The purpose of this review was to determine whether any such relationships or transactions were material and, therefore, inconsistent with a determination that the director is independent.

PART II
Item 16A. Audit Committee Financial Expert
     The Board has determined that Mr. Macleod qualifies as an “audit committee financial expert” within the meaning of regulations adopted by the Commission by virtue of his relevant experience listed in his biographical information provided herein. Mr. Macleod is “independent” as that term is defined in Rule 4200 of the listing standards of The NASDAQ Stock Market.
Item 16B. Code of Ethics
     The Parent’s Board of Directors adopted a Code of Ethics and Business Conduct on May 30, 2006. The Code of Ethics and Business Conduct is applicable to all members of the Board of Directors, executive officers and employees, including the Company’s chief executive officer, chief financial officer and principal accounting officer. The Code of Ethics and Business Conduct is available on the Company’s Investor Relations website (www.avagotech.com/investor_comms) under “Code of Ethics.” The Code of Ethics and Business Conduct addresses, among other things, issues relating to conflicts of interests, including internal reporting of violations and disclosures, and compliance with applicable laws, rules and regulations. The purpose of the Code of Ethics and Business Conduct is to deter wrongdoing and to promote, among other things, honest and ethical conduct and to ensure to the greatest possible extent that the Company’s business is conducted in a legal and ethical manner. The Company intends to promptly disclose (1) the nature of any amendment to the Company’s code of ethics that applies to executive officers and (2) the nature of any waiver, including an implicit waiver, from a provision of the Company’s code of ethics that is granted to one of these specified officers, the name of such person who is granted the waiver and the date of the waiver on the Company’s website in the future.
Item 16C. Principal Accountant Fees and Services
     PricewaterhouseCoopers LLP was our independent registered public accounting firm in fiscal year 2006 and 2007.

	Year Ended
	October 31,
	2007	2006
	(in thousands)
Audit fees (1)	$1,980	$3,910
Audit-related fees (2)	60	1,834
Tax fees	0	0
Other fees (3)	3	3

Total	$2,043	$5,747

(1)	Audit fees: Audit fees consist of fees for professional services rendered for the audit of the Company’s consolidated annual financial statements and review of the interim consolidated financial statements included in quarterly reports and services that are normally provided in connection with statutory and regulatory filings or engagements. For the fiscal year ended October 31, 2007, audit fees consist of fees for annual and statutory audits, and quarterly reviews of financial statements for fiscal year 2007; for the fiscal year ended October 31, 2006, audit fees consist of fees for annual and statutory audits for fiscal year 2006, quarterly reviews of financial statements for fiscal year 2006 and fees related to our registration statement on Form F-4 for the periods ended July 31, 2006 and October 31, 2006.

(2)	Audit-related fees: Audit-related fees consist of fees billed for professional services that are reasonably related to the performance of the audit or review of the Company’s consolidated financial statements but are not reported under “Audit Fees.” Such fees include, among other things, fees related to acquisitions, divestitures, debt offering, employee benefit plan audits and certain other consultations concerning financial accounting and reporting standards.

(3)	Other fees: Other fees consist of fees related to the license for specialized accounting research software.
     In considering the nature of the services provided by PricewaterhouseCoopers LLP, the Audit Committee determined that such services are compatible with the provision of independent audit services. The Audit Committee discussed these services with PricewaterhouseCoopers LLP and Company management to determine that they are permitted under the rules and regulation concerning auditor independence promulgated by the Commission to implement the Sarbanes-Oxley Act of 2002, as well as the American Institute of Certified Public Accountants.
     The services performed by PricewaterhouseCoopers LLP in 2006 and 2007 were pre-approved in accordance with the requirements of the Audit Committee’s pre-approval policy described below.
     Except as stated above, there were no other fees billed by PricewaterhouseCoopers LLP for 2006 and 2007. The Audit Committee considers the provision of these services to be compatible with maintaining the independence of the Company’s independent auditors. None of the fees paid to the independent auditors under the categories Audit-Related Fees and Tax Fees described above were approved by the Audit Committee after services were rendered pursuant to the de minimus exception established by the Commission.
Audit Committee Pre-Approval Policies
     Parent’s Audit Committee is responsible for selecting the independent registered public accounting firm to be employed by us to audit our financial statements, subject to approval by our shareholders for appointment. The Audit Committee also assumes responsibility for the retention, compensation, oversight and termination of any independent auditor employed by us. We have adopted a policy (the “Policy”), which was approved in advance by the Audit Committee, for the pre-approval of audit and permissible non-audit services provided by our independent auditors (PricewaterhouseCoopers LLP). The Policy defines those audit-related services eligible to be approved by the Audit Committee.
     All engagements with the external auditors, regardless of amount, must be authorized in advance by the Audit Committee pursuant to the Policy and its pre-approval authorization or otherwise.
     The independent auditors submit a proposal for audit-related services to the Audit Committee on a regular basis in order to obtain prior authorization for the amount and scope of the services. The independent auditors must state in the proposal that none of the proposed services affect their independence. The proposal must be endorsed by the office of our CFO with an explanation of why the service is needed, the reason for sourcing it to the audit firm and validation of the amount of fees requested.
     We do not intend to retain our independent auditors for permissible non-audit services other than by exception and within a limited amount of fees, and the Policy provides that such services must be explicitly authorized by the Audit Committee.
     The Vice President and Corporate Controller is responsible for monitoring that actual fees comply with the pre-approval amount and scope authorized by the Audit Committee. During fiscal years 2007 and 2006, all services provided to us by PricewaterhouseCoopers LLP were approved by the Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

PART III
Item 19. Exhibits
(a)(3)
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

4.14	Amendment No. 1 to Credit Agreement, dated December 23, 2005. (1)

4.15	Amendment No. 2, Consent and Waiver under Credit Agreement, date April 16, 2006. (1)

4.16	Amendment No. 3 to Credit Agreement, dated October 8, 2007. (3)

4.17	Guarantee, dated December 1, 2005, among the subsidiaries signatory thereto in favor of Citicorp North America, Inc., as Collateral Agent (“Guarantee”). (1)

4.18	Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries (Amended and Restated Effective as of February 25, 2008). (6)

4.19	Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries (Amended and Restated Effective February 25, 2008). (6)

4.20	Form of Management Shareholders Agreement. (1)

4.21	Form of Nonqualified Share Option Agreement Under the Amended and Restated Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries for U.S. employees. (1)

4.22	Form of Nonqualified Share Option Agreement Under the Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries for employees in Singapore. (1)

4.23	Form of Nonqualified Share Option Agreement Under the Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries for U.S. employees granted rollover options. (1)

4.24	Form of Nonqualified Share Option Agreement Under the Amended and Restated Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries for U.S. non-employee directors. (1)

4.25	Form of Nonqualified Share Option Agreement Under the Amended and Restated Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries for non-employee directors in Singapore. (1)

4.26	Offer Letter Agreement, dated March 28, 2006, between Avago Technologies Limited and Hock E. Tan. (1)

4.27	Severance Benefits Agreement, dated June 14, 2006, between Avago Technologies Limited and Mercedes Johnson. (1)

4.28	Separation Agreement, dated as of January 31, 2007, between Avago Technologies Limited and Dick Chang. (4)

4.29	Separation Agreement, dated August 16, 2007, between Avago Technologies Limited and James Stewart. (6)

4.30	Employment Agreement, dated October 30, 2007, between Avago Technologies U.S. Inc. and Fariba Danesh. (6)

4.31	Employment Agreement, dated October 30, 2007, between Avago Technologies U.S. Inc. and Bryan Ingram. (6)

4.32	Offer Letter Agreement, dated March 20, 2007, between Avago Technologies and Patricia McCall (6)

4.33	Offer Letter Agreement, dated November 7, 2005, between Avago Technologies (Malaysia) Sdn. Bhd. and Tan Bian Ee, and Extension of Employment Letter Agreement, dated October 10, 2006, between Avago Technologies (Malaysia) Sdn. Bhd. and Tan Bian Ee. (6)

4.34	Form of indemnification agreement between Avago and each of its directors. (6)

4.35	Form of indemnification agreement between Avago and each of its officers. (6)

4.36	Amended and Restated Shareholder’s Agreement, dated February 3, 2006, Avago Technologies Limited, Silver Lake Partners II Cayman, L.P., Silver Lake Technology Investors II Cayman, L.P., Integral Capital Partners VII, L.P., KKR Millennium Fund (Overseas), Limited Partnership, KKR European Fund, Limited Partnership, KKR European Fund II, Limited Partnership, KKR Partners (International), Limited Partnership, Capstone Equity Investors LLC, Avago Investment Partners, Limited Partnership, Bali Investments S.àr.l., Seletar Investments Pte. Ltd., Geyser Investment Pte Ltd and certain other Persons. (1)

4.37	Registration Rights Agreement, dated December 1, 2005, among Avago Technologies Limited, Silver Lake Partners II Cayman, L.P., Silver Lake Technology Investors II Cayman, L.P., Integral Capital Partners VII, L.P., KKR Millennium Fund (Overseas), Limited Partnership, KKR European Fund, Limited Partnership, KKR European Fund II, Limited Partnership, KKR Partners (International), Limited Partnership, Capstone

Equity Investors LLC, Avago Investment Partners, Limited Partnership, Bali Investments S.àr.l., Seletar Investments Pte. Ltd., Geyser Investment Pte Ltd and certain other Persons. (1)

4.38	Advisory Agreement, dated December 1, 2005, among Avago Technologies Limited, Avago Technologies International Sales Pte. Limited, Kohlberg Kravis Roberts & Co., L.P. and Silver Lake Management Company, LLC. (1)

4.39	Purchase and Sale Agreement, dated October 28, 2005, among Avago Technologies Pte. Limited, Avago Technologies Storage Holding (Labuan) Corporation, other sellers, PMC-Sierra, Inc. and Palau Acquisition Corporation (“PMC Purchase and Sale Agreement”) (incorporated herein by reference to the Exhibits filed with PMC-Sierra, Inc. Current Report on Form 8-K dated October 28, 2005 and filed November 3, 2005 (Commission File No. 001-19084)). (1)

4.40	Amendment to PMC Purchase and Sale Agreement, dated March 1, 2006. (1)

4.41	Purchase and Sale Agreement, dated February 17, 2006, among Avago Technologies Limited, Avago Technologies Imaging Holding (Labuan) Corporation, other sellers, Marvell Technology Group Ltd. and Marvell International Technology Ltd. (“Marvell Purchase and Sale Agreement”) (incorporated herein by reference to the Exhibits filed with Marvell Technology Group Ltd. Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed on April 13, 2006 (Commission File No. 000-30877)). (1)

4.42	Amendment No. 1 to Marvell Purchase and Sale Agreement, dated April 11, 2006 (incorporated herein by reference to the Exhibits filed with Marvell Technology Group Ltd. Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed on April 13, 2006 (Commission File No. 000-30877)). (1)

8.1	List of Subsidiaries. (5)

12.1	Certifications of Chief Executive Officer Under Section 302 of the Sarbanes-Oxley Act of 2002. (6)

12.2	Certifications of Chief Financial Officer Under Section 302 of the Sarbanes-Oxley Act of 2002. (6)

13.1	Certifications of Chief Executive Officer Under Section 906 of the Sarbanes-Oxley Act of 2002. (6)

13.2	Certifications of Chief Financial Officer Under Section 906 of the Sarbanes-Oxley Act of 2002. (6)

Notes:

(1)	Previously filed as an exhibit to our Registration Statement on Form F-4 (File No. 333-137664) filed on January 8, 2007 and incorporated herein by reference.

(2)	Previously filed as an exhibit to our Form 6-K filed on March 15, 2007 and incorporated herein by reference.

(3)	Previously filed as an exhibit to our Form 6-K filed on October 11, 2007 and incorporated herein by reference.

(4)	Previously filed as an exhibit to our Form 6-K filed on February 6, 2007 and incorporated herein by reference.

(5)	Previously filed as an exhibit to our Form 20-F filed on December 13, 2007 and incorporated herein by reference.

(6)	Filed herewith.

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

Signature	Title	Date

/s/ Hock E. Tan Hock E. Tan	President and Chief Executive Officer and Director (Principal Executive Officer)	February 27, 2008
/s/ Mercedes Johnson Mercedes Johnson	Senior Vice President, Finance and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 27, 2008
* Dick Chang	Chairman of the Board of Directors	February 27, 2008
* Adam H. Clammer	Director	February 27, 2008
/s/ James A. Davidson James A. Davidson	Director	February 27, 2008
* James Diller, Sr.	Director	February 27, 2008
* James H. Greene Jr.	Director	February 27, 2008
/s/ Kenneth Y. Hao Kenneth Y. Hao	Director	February 27, 2008
* John R. Joyce	Director	February 27, 2008
* Donald Macleod	Director	February 27, 2008
* Bock Seng Tan	Director	February 27, 2008

*	/s/ Mercedes Johnson
Mercedes Johnson
Attorney-in-Fact