Form 20-F
period 2008-11-02
Avago Technologies Finance Pte. Ltd.
filed 2008-12-17
CIK 1376403

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 2, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: 333-137664

Avago Technologies Finance Pte. Ltd.

(Exact name of registrant issuer as specified in its charter)

(Not Applicable)

(Translation of registrant’s name into English)

Republic of Singapore

(Jurisdiction of incorporation or organization)

1 Yishun Avenue 7

Singapore 768923

Tel: (65) 6755-7888

(Address of registrant’s principal executive offices)

Patricia H. McCall

(408) 435-4000

phmccall@avagotech.com

350 W. Trimble Rd.

San Jose, CA 95131

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

210,460,262 ordinary shares as of November 2, 2008

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligation under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financing Reporting Standards as issued by the International Account Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

BASIS OF PRESENTATION

In this annual report on Form 20-F (“Form 20-F”), all references to the “Company,” “Avago Finance,” “we,” “our,” “us” or “Successor,” are to Avago Technologies Finance Pte. Ltd. and its subsidiaries on a consolidated basis, and references to “$” are to United States Dollars. We are the successor to the Semiconductor Products Group business segment (“SPG” or “Predecessor”) of Agilent Technologies, Inc. (“Agilent”). On December 1, 2005, we acquired substantially all of the assets of SPG from Agilent for approximately $2.7 billion (the “SPG Acquisition”)—see Note 3 to Consolidated Financial Statements.

The accompanying consolidated balance sheets, statements of operations, cash flows and shareholder’s equity are presented as Company and Predecessor, and relate to the period preceding the SPG Acquisition and the periods succeeding the SPG Acquisition, respectively. These financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

FORWARD-LOOKING STATEMENTS

This Form 20-F contains “forward-looking statements” within the meaning of the federal securities laws, which involve risks and uncertainties. You can identify forward-looking statements because they contain words such as “believe,” “expect,” “may,” “will,” “should,” “seek,” “approximately,” “intend,” “plan,” “estimate,” or “anticipate” or similar expressions that concern our strategy, plans or intentions. All statements we make relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. All of these forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those we expected. We derive most of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations are disclosed under “Item 3. Key Information—Risk Factors” and elsewhere in this Form 20-F, including, without limitation, in conjunction with the forward-looking statements included in this Form 20-F. Some of the factors that we believe could affect our results include:

•	the recent financial crisis and downturn in global economic conditions;

•	the overall condition of the highly cyclical semiconductor industry;

•	adaptation to technological changes in the semiconductor industry;

•	dependence on contract manufacturing and outsourced supply chain;

•	prolonged disruptions of our manufacturing facilities;

•	manufacturing efficiency and product quality, including potential warranty claims and product recalls;

•	competition in the markets in which we serve;

•	quarterly and annual fluctuations;

•	investments in research and development;

•	departure of key senior managers and the ability to retain and attract key personnel;

•	changes in tax laws;

•	protection of our intellectual property rights;

•	loss of one or more of our significant customers;

•	our reliance on third parties to provide services for the operation of our business;

•	risks relating to the transaction of business internationally;

•	the effects of war, terrorism, natural disasters or other catastrophic events;

•	the integration of acquired businesses, the performance of acquired businesses and the prospects for future acquisitions;

•	our substantial indebtedness;

•	certain covenants in our debt documents; and

•	the other factors set forth under “Item 3. Key Information—Risk Factors.”

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

Selected Financial Data

Set forth below is summary financial data of our business as, of and for the periods presented. You should read this data together with the information included under the headings “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements and the related Notes thereto included in “Item 18. Financial Statements” in this Form 20-F. The historical financial data may not be indicative of our future performance and does not reflect what our financial position and results of operations would have been if we had operated as a stand-alone entity during all of the periods presented.

	Predecessor (1)			Company
	Year Ended October 31,		One Month Ended November 30, 2005	Year Ended
	2004	2005		October 31, 2006 (2)	October 31, 2007	November 2, 2008
	(In millions, except ratio data)
Statement of Operations Data:
Net revenue (3)	$1,714	$1,410	$114	$1,399	$1,527	$1,699
Costs and expenses:
Cost of products sold:
Cost of products sold	1,202	935	87	926	936	981
Amortization of intangible assets	—	—	—	55	60	57
Asset impairment charges (4)	—	2	—	—	140	—
Restructuring charges (5)	—	2	—	2	29	6

Total cost of products sold	1,202	939	87	983	1,165	1,044
Research and development	205	203	22	187	205	265
Selling, general and administrative	249	245	27	243	193	196
Amortization of intangible assets	—	—	—	56	28	28
Asset impairment charges (4)	—	1	—	—	18	—
Restructuring charges (5)	—	15	1	3	22	6
Litigation settlement (6)	—	—	—	21	—	—
Acquired in-process research and development	—	—	—	—	1	—

Total costs and expenses	1,656	1,403	137	1,493	1,632	1,539

Income (loss) from operations (3)(7)(8)	58	7	(23)	(94)	(105)	160
Interest expense (9)	—	—	—	(143)	(109)	(86)
Loss on extinguishment of debt	—	—	—	—	(12)	(10)
Other income (expense), net	4	7	—	12	14	(4)

Income (loss) from continuing operations before taxes	62	14	(23)	(225)	(212)	60
Provision for income taxes	19	5	2	3	8	3

Income (loss) from continuing operations	43	9	(25)	(228)	(220)	57
Income from and gain on discontinued operations, net of income taxes (10)	30	22	1	1	61	26

Net income (loss)	$73	$31	$(24)	$(227)	$(159)	$83

Balance Sheet Data (at end of period):
Cash and cash equivalents	$—	$—		$272	$309	$213
Total assets	921	840		2,217	1,951	1,869
Long-term debt and capital lease obligations	—	—		1,004	907	708
Total invested equity/shareholder’s equity	650	529		831	684	776
Other Financial Data:
Ratio of earnings to fixed charges (11)	8.8	3.3	—	—	—	1.7

(1)	Predecessor refers to the Semiconductor Products Group business segment of Agilent.

(2)	We completed the SPG Acquisition on December 1, 2005. The SPG Acquisition was accounted for as a purchase business combination under GAAP and thus the financial results for all periods from and after December 1, 2005 are not necessarily comparable to the prior results of Predecessor. We did not have any significant operating activity prior to December 1, 2005. Accordingly, our results for the year ended October 31, 2006 represent only the eleven months of our operations after the completion of the SPG Acquisition.

(3)	The divestiture of the Camera Module Business by Agilent on February 3, 2005 did not meet the criteria for discontinued operations treatment under GAAP and, as such, its historical results remain included in the results from continuing operations as presented in this Form 20-F until the first quarter of fiscal year 2005. The following table presents the operating results of the Camera Module Business:

	Predecessor
	Year Ended October 31,
	2004	2005
	(In millions)
Statement of Operations Data:
Net revenue	$296	$69
Loss from operations	(63)	(7)

(4)	During the year ended October 31, 2007, we recorded a $158 million write-down of certain long-lived assets following a review of the recoverability of the carrying value of certain manufacturing facilities, of which $18 million was recorded as part of operating expenses and the remainder was recorded as part of cost of products sold.

(5)	During the year ended October 31, 2005, we incurred $17 million in restructuring charges for certain restructuring actions initiated by Agilent. We incurred total restructuring charges of $5 million during the year ended October 31, 2006 ($6 million on a combined basis including the one month period ended November 30, 2005) related to our effort to rationalize our product lines. During the year ended October 31, 2007, we incurred restructuring charges of $51 million, $22 million of which was recorded as part of operating expenses and the remainder was recorded as part of cost of products sold. Our restructuring charges predominantly represent one-time employee termination benefits. We incurred total restructuring charges of $12 million during the year ended November 2, 2008, of which $6 million each was recorded as part of cost of products sold and as part of operating expenses, respectively.

(6)	In November 2006, we agreed to settle a trade secret lawsuit filed by Sputtered Films Inc., a subsidiary of Tegal Corporation, against Agilent, Advanced Modular Sputtering Inc. and our company. We assumed responsibility for this litigation in connection with the SPG Acquisition and accrued this liability in the fourth quarter of fiscal year 2006.

(7)	Includes share-based compensation expense recorded by Predecessor of $4 million for the one month ended November 30, 2005, and for the Company, $3 million for the year ended October 31, 2006, $12 million for the year ended October 31, 2007, and $15 million for the year ended November 2, 2008.

(8)	Includes expense recorded in connection with the advisory agreement with our equity sponsors of $5 million for the year ended October 31, 2006, $5 million for the year ended October 31, 2007, and $6 million for the year ended November 2, 2008. The monitoring fees under the advisory agreement are payable on a quarterly basis.

(9)	Interest expense for the year ended October 31, 2006 includes an aggregate of $30 million of amortization of debt issuance costs and commitment fees for expired credit facilities, including $19 million of unamortized debt issuance costs that were written off in conjunction with the repayment of our term loan facility during this period. As of October 31, 2006, we had permanently repaid all outstanding amounts under our term loan facility.

(10)	In October 2005, we sold our storage business (“Storage Business”) to PMC-Sierra Inc. This transaction closed on February 28, 2006, resulting in $420 million of net cash proceeds. No gain or loss was recorded on the sale.

In February 2006, we sold our printer ASICs business (“Printer ASICs Business”) to Marvell International Technology Ltd. for $245 million in cash. Our agreement with Marvell also provides for up to $35 million in additional earn-out payments by Marvell to us based solely on the achievement by Marvell of certain revenue targets in respect of the acquired business subsequent to the acquisition. This transaction closed on May 1, 2006 and no gain or loss was recorded on the initial sale. In April 2007, we received $10 million of the earn-out payment from Marvell and recorded it as a gain on discontinued operations. In May 2008, we received $25 million of the earn-out payment from Marvell and recorded it as a gain on discontinued operations.

In November 2006, we sold our image sensor operations (“Image Sensor operations”) to Micron Technology, Inc. for $53 million. Our agreement with Micron also provides for up to $17 million in additional earn-out payments by Micron to us upon the achievement of certain milestones. This transaction closed on December 8, 2006, resulting in $57 million of net proceeds, including $4 million of earn-out payments during the year ended October 31, 2007. In addition to this transaction, we also sold intellectual property rights related to the Image Sensor operations to another party for $12 million. We recorded a gain on discontinued operations of approximately $50 million for both of these transactions. During the years ended October 31, 2007 and November 2, 2008, we received earn-out payments of $4 million and $6 million, respectively from Micron.

During the first quarter of fiscal year 2008, we sold our infra-red operations (“Infra-red operations”) to Lite-On Technology Corporation for $19 million in cash, plus $2 million payable upon receipt of local regulatory approvals and the right to receive guaranteed cost reductions or rebates based on our future purchases of non infra-red products from Lite-On. Under the agreement, we also agreed to a minimum purchase commitment of non infra-red products over the next three years. During the fourth quarter in fiscal year 2008, we entered into settlement discussions with Lite-On regarding the remaining sale price receivable and the cost reductions, and expect to receive $2 million from Lite-On. This transaction resulted in an overall loss of $5 million, which was reported within income from and gain on discontinued operations in the consolidated statement of operations.

(11)	For purposes of computing this ratio of earnings to fixed charges, “fixed charges” consist of interest expense on all indebtedness plus amortization of debt issuance costs and an estimate of interest expense within rental expense. “Earnings” consist of pre-tax income (loss) from continuing operations plus fixed charges.

Risk Factors

The following is a summary description of many risks we face in our business. You should carefully consider the following risk factors and all other information contained in this Form 20-F before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, may also impair our business operations. If any of the following risks occur, our business, financial condition and results of operations could be materially and adversely affected.

Risks Related to Our Business

The recent financial crisis could negatively affect our business, results of operations, and financial condition.

The recent financial crisis affecting the banking system and financial markets and the going concern threats to investment banks and other financial institutions have resulted in a tightening in the credit markets, a low level of liquidity in many financial markets, and extreme volatility in fixed income, credit and equity markets. There could be a number of follow-on effects from the credit crisis on our business, including insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counterparty failures negatively impacting our treasury operations.

Current uncertainty in global economic conditions poses a risk to the overall economic condition as consumers and businesses may defer purchases in response to tighter credit and negative financial news, which would in turn negatively affect product demand and other related matters. If demand for our products fluctuates as a result of economic conditions or otherwise, our revenue and gross margin could be harmed.

We operate in the highly cyclical semiconductor industry, which is subject to significant downturns.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change and price erosion, evolving technical standards, short product life cycles (for semiconductors and for the end-user products in which they are used) and wide fluctuations in product supply and demand. From time to time, these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry in general and in our business in particular. For example, in 2001, the global semiconductor market experienced a 32% decline, according to the World Semiconductor Trade Statistics. Periods of industry downturns have been characterized by diminished demand for end-user products, high inventory levels, underutilization of manufacturing capacity, changes in revenue mix and accelerated erosion of average selling prices. In the current economic downturn, we may not be able to grow our revenues or reduce our costs quickly enough to maintain our operating profitability. The current and any future economic downturns could have a material adverse effect on our business, financial condition and results of operations.

If we do not adapt to technological changes in the semiconductor industry, we could lose customers or market share.

The semiconductor industry is subject to constant and rapid changes in technology, frequent new product introductions, short product life cycles, rapid product obsolescence and evolving technical standards. Technological developments may reduce the competitiveness of our products and require unbudgeted upgrades that could be expensive and time consuming to implement. Our products could become obsolete sooner than we expect because of faster than anticipated, or unanticipated, changes in one or more of the technologies related to our products. Furthermore, we continually evaluate expenditures for research and development and must choose among alternative technologies based on our expectations of future market growth and other factors. We may be unable to develop and introduce new or enhanced products that satisfy customer requirements and achieve market acceptance in a timely manner or at all, the technologies where we have focused our research and development expenditures may not become commercially successful, and we may be unable to anticipate new industry standards and technological changes. We also may not be able to respond successfully to new product announcements and introductions by competitors. If we fail to adapt successfully to technological changes or fail to obtain access to important new technologies, we may be unable to retain customers, attract new customers or sell new products to our existing customers.

Dependence on contract manufacturing and outsourcing other portions of our supply chain may adversely affect our ability to bring products to market and damage our reputation.

We operate a primarily outsourced manufacturing business model that principally utilizes third-party foundry and assembly and test capabilities. As a result, we are highly reliant on third-party foundry wafer fabrication and assembly and test capacity, including sole sourcing for many components or products. For certain of our product families, substantially all of our revenue is derived from semiconductors fabricated by external foundries such as Chartered Semiconductor Manufacturing Ltd. and Taiwan Semiconductor Manufacturing Company Ltd., or TSMC. We also use third-party contract manufacturers for a significant majority of our assembly and test operations, including Amertron Incorporated, Amkor Technology, and the Hana Microelectronics Public Company Ltd. group of companies. The ability and willingness of our contract manufacturers to perform is largely outside of our control. If one or more of our contract manufacturers or other outsourcers fails to perform its obligations in a timely manner or at satisfactory quality levels, our ability to bring products to market and our reputation could suffer. For example, in the event that manufacturing capacity is reduced or eliminated at one or more facilities, manufacturing could be disrupted, we could have difficulties fulfilling our customer orders and our net revenue could decline. In addition, if these third parties on whom we are highly reliant fail to deliver quality products and components on time and at reasonable prices, we could have difficulties fulfilling our customer orders and our net revenue could decline. In such events, our business, financial condition and results of operations would be adversely affected.

To the extent we rely on third-party manufacturing relationships, we face the following risks:

•	inability of our manufacturers to develop manufacturing methods appropriate for our products and their unwillingness to devote adequate capacity to produce our products;

•	manufacturing costs that are higher than anticipated;

•	reduced control over product reliability;

•	more complicated supply chains;

•	inability to maintain continuing relationships with our suppliers;

•	time, expense and uncertainty in identifying and qualifying additional suppliers; and

•	reduced control over delivery schedules and products costs.

Much of our outsourcing takes place in developing countries, and as a result may additionally be subject to geopolitical uncertainty. See “—Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business and other factors related to our international operations.”

A prolonged disruption of our manufacturing facilities could have a material adverse effect on our business, financial condition and results of operations.

Although we operate using a primarily outsourced manufacturing business model, we do rely on the manufacturing facilities we own, in particular our fabrication facilities in Fort Collins, Colorado and Singapore. We maintain our internal fabrication facilities for products utilizing our innovative materials and processes to protect our intellectual property and to develop the technology for manufacturing. A prolonged disruption or material malfunction of, interruption in or the loss of operations at one or more of our production facilities, especially our Fort Collins and Singapore facilities, or the failure to maintain our labor force at one or more of these facilities, would limit our capacity to meet customer demands and delay new product development until a replacement facility and equipment, if necessary, was found. The replacement of the manufacturing facility could take an extended amount of time before manufacturing operations could restart. The potential delays and costs resulting from these steps could have a material adverse effect on our business, financial condition and results of operations.

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

We are focused on winning competitive bid selection processes, known as “design wins,” to develop semiconductors for use in our customers’ products. These selection processes are typically lengthy and can require us to incur significant design and development expenditures and dedicate scarce engineering resources in pursuit of a single customer opportunity. We may not win the competitive selection process and may never generate any revenue despite incurring significant design and development expenditures. These risks are exacerbated by the fact that many of our products will likely have very short life cycles. Failure to obtain a design win sometimes prevents us from offering an entire generation of a product. This can result in lost revenues and could weaken our position in future competitive selection processes.

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

The global semiconductor market is highly competitive. We compete in different target markets to various degrees on the basis of quality, technical performance, price, product features, product system compatibility, system-level design capability, engineering expertise, responsiveness to customers, new product innovation, product availability, delivery timing and reliability, and customer sales and technical support. Current and prospective customers for our products evaluate our capabilities against the merits of our direct competitors. Some of our competitors are well established, have a more extensive product portfolio, have substantially greater market share and manufacturing, financial, research and development and marketing resources to pursue development, engineering, manufacturing, marketing and distribution of their products. In addition, many of our competitors have longer independent operating histories, greater presence in key markets, more comprehensive patent protection and greater name recognition. We compete with integrated device manufacturers, or IDMs, and fabless semiconductor companies as well as the internal resources of large, integrated OEMs. Our competitors range from large, international companies offering a wide range of semiconductor products to smaller companies specializing in narrow markets. We expect competition in the markets in which we participate to continue to increase as existing competitors improve or expand their product offerings. In addition, companies not currently in direct competition with us may introduce competing products in the future. Because our products are often building block semiconductors providing functions that in some cases can be integrated into more complex integrated circuits, or ICs, we also face competition from manufacturers of ICs, as well as customers that develop their own IC products. The competitive landscape is changing as a result of an increasing trend of consolidation within the industry, as some of our competitors have merged with or been acquired by other competitors while others have begun collaborating with each other. We expect this consolidation trend to continue.

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

Our revenues and operating results have fluctuated in the past and are likely to fluctuate in the future. These fluctuations may occur on a quarterly and annual basis and are due to a number of factors, many of which are beyond our control. These factors include, among others:

•	changes in end-user demand for the products manufactured and sold by our customers;

•	the timing of receipt, reduction or cancellation of significant orders by customers;

•	fluctuations in the levels of component inventories held by our customers;

•	the gain or loss of significant customers;

•	market acceptance of our products and our customers’ products;

•	our ability to develop, introduce and market new products and technologies on a timely basis;

•	the timing and extent of product development costs;

•	new product announcements and introductions by us or our competitors;

•	incurrence of research and development and related new product expenditures;

•	seasonality or cyclical fluctuations in our markets;

•	utilization of our internal manufacturing facilities;

•	fluctuations in manufacturing yields;

•	significant warranty claims, including those not covered by our suppliers;

•	availability and cost of raw materials from our suppliers;

•	changes in our product mix or customer mix;

•	intellectual property disputes;

•	loss of key personnel or the shortage of available skilled workers; and

•	the effects of competitive pricing pressures, including decreases in average selling prices of our products.

The foregoing factors are difficult to forecast, and these, as well as other factors, could materially adversely affect our quarterly or annual operating results. In addition, a significant amount of our operating expenses are relatively fixed in nature due to our significant sales, research and development and internal manufacturing overhead costs. Any failure to adjust spending quickly enough to compensate for a revenue shortfall could magnify the adverse impact of such revenue shortfall on our results of operations.

We may be unable to make the substantial and productive research and development investments which are required to remain competitive in our business.

The semiconductor industry requires substantial investment in research and development in order to develop and bring to market new and enhanced technologies and products. Many of our products originated with our research and development efforts and have provided us with a significant competitive advantage. During fiscal year 2008, we increased our research and development expenditures as compared to prior periods as part of our strategy of devoting focused research and development efforts on the development of innovative and sustainable product platforms. Although we are committed to investing in new product development in order to stay competitive in our markets and plan to invest in process development and maintain research and development fabrication capabilities in order to develop manufacturing processes for devices that are invented internally, we do not know whether we will have sufficient resources to maintain the level of investment in research and development required to remain competitive. In addition, we cannot assure you that the technologies where we have focused our research and development expenditures will become commercially successful.

Our business would be adversely affected by the departure of existing members of our senior management team or if our senior management team is unable to effectively implement our strategy.

Our success depends, in large part, on the continued contributions of our senior management team, in particular, the services of Mr. Hock E. Tan, our President and Chief Executive Officer. None of our senior management is bound by written employment contracts to remain with us for a specified period. In addition, we do not currently maintain key person life insurance covering our senior management. The loss of any of our senior management could harm our ability to implement our business strategy and respond to the rapidly changing market conditions in which we operate.

Moreover, some of the individuals on our senior management team have been in their current positions for a relatively short period of time. For example, our Chief Financial Officer has been in his position since August 2008. Our future success will depend to a significant extent on the ability of our management team to work together effectively. The inability of our senior management team to effectively manage our business and implement our strategy could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to attract, train and retain qualified personnel, especially our design and technical personnel, we may not be able to execute our business strategy effectively.

Our future success depends on our ability to retain, attract and motivate qualified personnel, including our management, sales and marketing, legal and finance, and especially our design and technical personnel. We do not know whether we will be able to retain all of these employees as we continue to pursue our business strategy. We and our Predecessor have historically encountered difficulties in hiring and retaining qualified engineers because there is a limited pool of engineers with expertise in analog and optoelectronic semiconductor design. Competition for such personnel is intense in the semiconductor industry. As the source of our technological and product innovations, our design and technical personnel represent a significant asset. The loss of the services of one or more of our key employees, especially our key design and technical personnel, or our inability to retain, attract and motivate qualified design and technical personnel, could have a material adverse effect on our business, financial condition and results of operations.

If the tax incentives arrangements we have obtained from the Government of Singapore change or cease to be in effect, or if our assumptions and interpretations of tax laws and incentive arrangements prove to be incorrect, the amount of corporate income taxes we have to pay could significantly increase.

We have structured our operations to maximize the benefit from the various tax incentives extended to us to encourage investment or employment, and to reduce our overall effective tax rate. We have obtained several tax incentives from the Singapore Economic Development Board, an agency of the Government of Singapore, which provide that certain classes of income we earn in Singapore are subject to tax holidays or reduced rates of Singapore income tax. Each tax incentive is separate and distinct from the others, and may be granted, withheld, extended, truncated, complied with or breached independently without any effect on the other incentives. In order to retain these tax benefits, we must meet certain operating conditions specific to each incentive relating to, among other things, maintenance of a treasury function, a corporate headquarters function, specified intellectual property activities and specified manufacturing activities in Singapore. Some of these operating conditions are subject to phase-in periods through 2010. These tax incentives are presently scheduled to expire at various dates generally between 2012 and 2015, subject in certain cases to potential extensions. Absent such tax incentives, the corporate income tax rate in Singapore is presently 18%. For the fiscal years ended November 2, 2008, October 31, 2007 and 2006, the effect of these tax incentives was to reduce the overall provision for income taxes from what it otherwise would have been in such year by $25 million, $19 million and $19 million, respectively. If we cannot or elect not to comply with the operating conditions included in any particular tax incentive, we will lose the related tax benefits, could be required to refund the tax benefits previously realized by us with respect to that incentive and, depending on the incentive at issue, could be required to modify our operational structure and tax strategy. Any such modified structure may not be as beneficial to us, from an income tax expense or operational perspective, as the benefits provided under the present tax incentives.

Our interpretations and conclusions regarding the tax incentives are not binding on any taxing authority, and if our assumptions about tax and other laws are incorrect or if these tax incentives are substantially modified or rescinded we could suffer material adverse tax and other financial consequences, which would significantly increase our expenses, reduce our profitability and adversely affect our cash flows. In addition, taxable income in any jurisdiction is dependent upon acceptance of our operational practices and intercompany transfer pricing by local tax authorities as being on an arm’s length basis. Due to inconsistencies in application of the arm’s length standard, as well as lack of adequate treaty-based protection, transfer pricing challenges by tax authorities could, if successful, substantially increase our income tax expense.

We are subject to warranty claims, product recalls and product liability.

From time to time, we are subject to warranty or product liability claims that may lead to significant expenses as we defend such claims or pay damage awards. In the event of a warranty claim, we may also incur costs if we compensate the affected customer. We maintain product liability insurance, but such insurance is subject to significant deductibles and there is no guarantee that such insurance will be available or adequate to protect against all such claims. We may incur costs and expenses relating to a recall of one of our customers’ products containing one of our devices. The process of identifying a recalled product in devices that have been widely distributed may be lengthy and require significant resources, and we may incur significant replacement costs, contract damage claims from our customers and reputational harm. Costs or payments made in connection with warranty and product liability claims and product recalls could materially affect our financial condition and results of operations.

The complexity of our products could result in unforeseen delays or expenses or undetected defects or bugs, which could adversely affect the market acceptance of new products, damage our reputation with current or prospective customers, and materially and adversely affect our operating costs.

Highly complex products such as the products that we offer, may contain defects and bugs when they are first introduced or as new versions are released. We have in the past experienced, and may in the future experience, these defects and bugs. If any of our products contain defects or bugs, or have reliability, quality or compatibility problems, we may not be able to successfully design workarounds. Consequently, our reputation may be damaged and customers may be reluctant to buy our products, which could materially and adversely affect our ability to retain existing customers, attract new customers, and our financial results. In addition, these defects or bugs could interrupt or delay sales to our customers. To resolve these problems, we may have to invest significant capital and other resources. Although our products are tested by our suppliers, our customers and ourselves, it is possible that our new products will contain defects or bugs. If any of these problems are not found until after we have commenced commercial production of a new product, we may be required to incur additional development costs and product recall, repair or replacement costs. These problems may also result in claims against us by our customers or others. In addition, these problems may divert our technical and other resources from other development efforts, we would likely lose, or experience a delay in, market acceptance of the affected product or products, and we could lose credibility with our current and prospective customers. As a result, our financial results could be materially and adversely affected.

Failure to adjust our supply chain volume due to changing market conditions or failure to estimate our customers’ demand could adversely affect our results of operations.

We make significant decisions, including determining the levels of business that we will seek and accept, production schedules, levels of reliance on contract manufacturing and outsourcing, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of commitments by many of our customers and the possibility of rapid changes in demand for their products reduces our ability to accurately estimate future customer requirements. Our results of operations could be harmed if we are unable to adjust our supply chain volume to address market fluctuations, including those caused by the seasonal or cyclical nature of the markets in which we operate. The sale of our products is dependent, to a large degree, on customers whose industries are subject to seasonal or cyclical trends in the demand for their products. For example, the consumer electronics market is particularly volatile and is subject to seasonality related to the holiday selling season, making demand difficult to anticipate. On occasion, customers may require rapid increases in production, which can challenge our resources and reduce margins. During a market upturn, we may not be able to purchase sufficient supplies or components, or secure sufficient contract manufacturing capacity, to meet increasing product demand, which could harm our reputation, prevent us from taking advantage of opportunities and reduce revenue growth. In addition, some parts are not readily available from alternate suppliers due to their unique design or the length of time necessary for design work. If one of our suppliers ceases to, or is unable to, manufacture such a component or supply is otherwise constrained, we may be forced to re-engineer a product or may fail to meet customer demand. In addition to discontinuing parts, suppliers may also extend lead times, limit supplies or increase prices due to capacity constraints or other factors.

In order to secure components for the production of products, we may continue to enter into non-cancelable purchase commitments with vendors or make advance payments to suppliers, which could reduce our ability to adjust our inventory or expense levels to declining market demands. Prior commitments of this type have resulted in an excess of parts when demand for our products has decreased. Downturns in the semiconductor industry have in the past caused, and may in the future cause, our customers to reduce significantly the amount of products ordered from us. If demand for our products is less than we expect, we may experience excess and obsolete inventories, excess capacity and be forced to incur additional charges. Because certain of our sales, research and development and internal manufacturing overhead expenses are relatively fixed, a reduction in customer demand may decrease our gross margins and operating income.

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

The semiconductor industry is characterized by companies holding large numbers of patents, copyrights, trademarks and trade secrets and by the vigorous pursuit, protection and enforcement of intellectual property rights. From time to time, third parties assert against us and our customers and distributors their patent, copyright, trademark, trade secret and other intellectual property rights to technologies that are important to our business. Claims that our products or processes infringe or misappropriate these rights, regardless of their merit or resolution, are frequently costly and divert the efforts and attention of our management and technical personnel. In addition, many of our customer agreements and in some cases our asset sale agreements require us to indemnify our customers or purchasers for third-party intellectual property infringement claims, which have in the past and may in the future require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims of this sort could also harm our relationships with our customers and might deter future customers from doing business with us. We do not know whether we will prevail in such proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. If any pending or future proceedings result in an adverse outcome, we could be required to:

•	cease the manufacture, use or sale of the infringing products, processes or technology;

•	pay substantial damages for past, present and future use of the infringing technology;

•	expend significant resources to develop non-infringing technology;

•	license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms, or at all;

•	enter into cross-licenses with our competitors, which could weaken our overall intellectual property portfolio;

•	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property against others;

•	indemnify customer or distributors;

•	pay substantial damages to our customers or end users to discontinue use or replace infringing technology with non-infringing technology; or

•	relinquish intellectual property rights associated with one or more of our patent claims, if such claims are held invalid or otherwise unenforceable.

Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.

We utilize a significant amount of intellectual property in our business. If we are unable to protect our intellectual property, our business could be adversely affected.

Our success depends in part upon our ability to protect our intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, mask works, copyrights, trademarks, service marks, trade secrets and similar intellectual property, as well as customary contractual protections with our customers, suppliers, employees and consultants, and through security measures to protect our trade secrets. We are unable to predict that:

•

any of the patents and pending patent applications that we presently employ in our business, will not lapse or be invalidated, circumvented, challenged, abandoned or, in the case of third-party patents licensed or sub-licensed to us, be licensed to others;

•	our intellectual property rights will provide competitive advantages to us;

•

rights previously granted by third parties to intellectual property rights licensed or assigned to us, including portfolio cross-licenses, will not hamper our ability to assert our intellectual property rights against potential competitors or hinder the settlement of currently pending or future disputes;

•	any of our pending or future patent applications will be issued or have the coverage originally sought;

•	our intellectual property rights will be enforced in certain jurisdictions where competition may be intense or where legal protection may be weak;

•

any of the trademarks, copyrights, mask work rights, trade secrets, know-how or other intellectual property rights that we presently employ in our business will not lapse or be invalidated, circumvented, challenged, abandoned or licensed to others; or

•	any of our pending or future trademark or copyright applications will be issued or have the coverage originally sought.

In addition, our competitors or others may develop products or technologies that are similar or superior to our products or technologies, duplicate our products or technologies or design around our protected technologies. Effective patent, trademark, copyright and trade secret protection may be unavailable, or more limited in one or more relevant jurisdiction relative to those protections available in the United States, or may not be applied for in one or more relevant jurisdictions.

We have a number of patent and intellectual property license agreements. Some of these license agreements require us to make one-time or periodic payments. We may need to obtain additional patent licenses or renew existing license agreements in the future. We are unable to predict whether these license agreements can be obtained or renewed on acceptable terms.

The demands or loss of one or more of our significant customers may adversely affect our business.

Some of our customers are material to our business and results of operations. During the year ended November 2, 2008, Avnet, Inc., a distributor, accounted for 11% of our net revenue from continuing operations, and our top 10 customers, which included five distributors, collectively accounted for 54% of our net revenue from continuing operations. In addition, we believe that direct sales to Cisco Systems, Inc., when combined with indirect sales to Cisco through the contract manufacturers that Cisco utilizes, accounted for approximately 12% of our net revenues from continuing operations for the year ended November 2, 2008. We believe our top customers’ purchasing power has given them the ability to make greater demands on their suppliers, including us. We expect this trend to continue, which we expect will result in our results of operations becoming increasingly sensitive to deterioration in the financial condition of, or other adverse developments related to, one or more of our significant customers. Although we believe that our relationships with our major customers are good, we generally do not have long-term contracts with any of them, which is typical of our industry. As a result, although our customers provide indications of their product needs and purchases on an annual basis, they generally purchase our products on a weekly or daily basis and the relationship, as well as particular orders, can be terminated at any time. The loss of any of our major customers, or any substantial reduction in sales to any of these customers, could have a material adverse effect on our business, financial condition and results of operations.

We generally do not have any long-term supply contracts with our contract manufacturers or materials suppliers and may not be able to obtain the products or raw materials required for our business, which could have a material adverse affect on our business.

We either obtain the products we need for our business from third-party contract manufacturers or we obtain the materials we need for our products from suppliers. We purchase a significant portion of our semiconductor materials from a few suppliers. For the year ended November 2, 2008, we purchased 53% of the materials for our manufacturing processes from eleven suppliers. For the fiscal year ended October 31, 2007, we purchased 51% of the materials for our manufacturing processes from eight suppliers. Substantially all of our purchases are on a purchase order basis, and we have not generally entered into long-term contracts with our contract manufacturers or suppliers. In the event that these purchase orders are terminated, we cannot obtain sufficient quantities of raw materials at reasonable prices, the quality of the material deteriorates, we fail to satisfy our customers’ requirements or we are not able to pass on higher materials costs to our customers, our business, financial condition and results of operations could be adversely impacted. For example, during fiscal year 2008, we have experienced an increase in our cost of products sold as a result of higher energy costs.

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

We use third-party contractor manufacturers for most of our manufacturing activities, primarily for wafer fabrication and module assembly and test services. Our agreements with these manufacturers typically require us to forecast product needs, commit to purchase services consistent with these forecasts and, may require other commitments in the early stages of the relationship. Our operations could be adversely affected in the event that these contractual relationships were disrupted or terminated, the cost of such services increased significantly, the quality of the services provided deteriorated, our forecasts proved to be materially incorrect or capacity is consumed by our competitors.

We rely on third parties to provide services necessary for the operation of our business. Any failure of one or more of our vendors to provide these services could have a material adverse effect on our business.

We rely on third-party vendors to provide critical services, including, among other things, certain services related to accounting, billing, human resources, information technology, or IT, network development and network monitoring. Some of these vendors are located in countries which have been subject to geopolitical turmoil. We depend on these vendors to ensure that our corporate infrastructure will consistently meet our business requirements. The ability of these third-party vendors to successfully provide reliable, high quality services is subject to technical and operational uncertainties that are beyond our control. While we may be entitled to damages if our vendors fail to perform under their agreements with us, our agreements with these vendors limit the amount of damages we may receive. In addition, we do not know whether we will be able to collect on any award of damages or that any such damages would be sufficient to cover the actual costs we would incur as a result of any vendor’s failure to perform under its agreement with us. Any failure of our corporate infrastructure could have a material adverse effect on our business, financial condition and results of operations. Upon expiration or termination of any of our agreements with third-party vendors, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us and a transition from one vendor to another vendor could subject us to operational delays and inefficiencies until the transition is complete.

Our gross margin is dependent on a number of factors, including our level of capacity utilization.

Semiconductor manufacturing requires significant capital investment, leading to high fixed costs, including depreciation expense. Although we outsource a significant portion of our manufacturing activities, we do retain some semiconductor fabrication and assembly and test facilities. If we are unable to utilize our owned fabrication and assembly and test facilities at a high level, the fixed costs associated with these facilities will not be fully absorbed, resulting in higher average unit costs and lower gross margins. In the past, we and our Predecessor have experienced periods where our gross margins declined due to, among other things, reduced factory utilization resulting from reduced customer demand, reduced selling prices and a change in product mix towards lower margin devices. Increased competition and the existence of product alternatives, more complex engineering requirements, lower demand and other factors may lead to further price erosion, lower revenues and lower margins for us in the future.

Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business and other factors related to our international operations.

We sell our products throughout the world. In addition, approximately 69% of our employees are located outside of the United States. Multiple factors relating to our international operations and to particular countries in which we operate could have a material adverse effect on our business, financial condition and results of operations. These factors include:

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

A majority of our products are produced and sourced in Asia, primarily in Singapore, Malaysia, Thailand and Taiwan. Any conflict or uncertainty in these countries, including due to public health or safety concerns could have a material adverse effect on our business, financial condition and results of operations. In addition, if the government of any country in which our products are manufactured or sold sets technical standards for products manufactured in or imported into their country that are not widely shared, it may lead certain of our customers to suspend imports of their products into that country, require manufacturers in that country to manufacture products with different technical standards and disrupt cross-border manufacturing relationships which, in each case, could have a material adverse effect on our business, financial condition and results of operations.

In addition, our subsidiaries may require future equity-related financing, and any capital contributions to certain of our subsidiaries may require the approval of the relevant authorities in the jurisdiction in which the subsidiary is incorporated. The approvals are required from the investment commissions or similar agency of the particular jurisdiction and relate to any initial or additional equity investment by foreign entities in local corporations. Our failure to obtain the required approvals could have an adverse effect on our business, financial condition and results of operations.

We are subject to currency exchange risks that could adversely affect our operations.

Although a majority of our revenue and operating expenses is denominated in U.S. dollars, and we prepare our financial statements in U.S. dollars in accordance with GAAP, a portion of our revenue and operating expenses is in foreign currencies. As a result, we are subject to currency risks that could adversely affect our operations, including:

•	risks resulting from changes in currency exchange rates and the implementation of exchange controls; and

•	limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries.

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

Our factories, facilities and distribution system, and those of our contract manufacturers, are subject to risk of catastrophic loss due to fire, flood, or other natural or man-made disasters. A number of our facilities and those of our contract manufacturers are located in areas with above average seismic activity. Any catastrophic loss to any of these facilities would likely disrupt our operations, delay production, shipments and revenue and result in significant expenses to repair or replace the facility. In particular, any catastrophic loss at our Fort Collins, Colorado and Singapore facilities would materially and adversely affect our business.

We may pursue acquisitions, dispositions, investments and joint ventures, which could affect our results of operations.

We have disposed of significant portions of the business originally acquired from Agilent through the sale of our storage business to PMC-Sierra, Inc. in February 2006, the sale of our printer ASICs business to Marvell Technology Group Ltd. in May 2006, the sale of our image sensor operations to Micron Technology, Inc. in December 2006, and the sale of our infra-red operations to Lite-On Technology Corporation in January 2008. We

may seek additional opportunities to maximize efficiency and value through various transactions, including purchases or sales of assets, businesses, investments or contractual arrangements. These transactions may be intended to result in the reduction of our indebtedness, the realization of cost savings, the generation of cash or income or the reduction of risk. These transactions may also affect our consolidated results of operations.

In 2007, we acquired the Polymer Optical Fiber business from Infineon Technologies AG. In the first and second quarter of 2008, we completed acquisitions of a manufacturer of motion control decoders and a developer of low-power wireless devices, respectively. In August 2008, we acquired the Bulk Acoustic Wave Filter business of Infineon. We expect to continue to make acquisitions of, and investments in, businesses that offer complementary products, services and technologies, augment our market coverage, or enhance our technological capabilities. We may also enter into strategic alliances or joint ventures to achieve these goals. We cannot assure you that we will be able to identify suitable acquisition, investment, alliance, or joint venture opportunities or that we will be able to consummate any such transactions or relationships on terms and conditions acceptable to us, or that such transactions or relationships will be successful.

These transactions or any other acquisitions or dispositions involve risks and uncertainties which may have a material adverse effect on our business. The integration of acquired businesses may not be successful and could result in disruption to other parts of our business. In addition, the integration may require that we incur significant restructuring charges. To integrate acquired businesses, we must implement our management information systems, operating systems and internal controls, and assimilate and manage the personnel of the acquired operations. The difficulties of the integrations may be further complicated by such factors as geographic distances, lack of experience operating in the geographic market or industry sector of the acquired business, delays and challenges associated with integrating the business with our existing businesses, diversion of management’s attention from daily operations of the business, potential loss of key employees and customers of the acquired business, the potential for deficiencies in internal controls at the acquired business, performance problems with the acquired business’ technology, difficulties in entering markets in which we have no or limited direct prior experience, exposure to unanticipated liabilities of the acquired business, insufficient revenues to offset increased expenses associated with the acquisition, and our ability to achieve the growth prospects and synergies expected from any such acquisition. Even when an acquired business has already developed and marketed products, there can be no assurance that product enhancements will be made in a timely fashion or that all pre-acquisition due diligence will have identified all possible issues that might arise with respect to such acquired assets.

Any acquisition may also cause us to assume liabilities, acquire goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential impairment charges, incur amortization expense related to certain intangible assets, increase our expenses and working capital requirements, and subject us to litigation, which would reduce our return on invested capital. Failure to manage and successfully integrate the acquisitions we make could materially harm our business and operating results.

Any future acquisitions may require additional debt or equity financing, which in the case of debt financing, will increase our exposures to risk related to our substantial indebtedness, increase our leverage and potentially affect our credit ratings, and in the case of equity financing, would be dilutive to our existing shareholders. Any downgrades in our credit ratings associated with an acquisition could adversely affect our ability to borrow by resulting in more restrictive borrowing terms. As a result of the foregoing, we also may not be able to complete acquisitions or strategic customer transactions in the future to the same extent as in the past, or at all. These and other factors could harm our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition, and could adversely affect our business, financial condition and results of operations.

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

We also face increasing complexity in our product design and procurement operations as we adjust to new requirements relating to the materials composition of our products, including the restrictions on lead and certain other substances in electronics that apply to specified electronics products sold in the European Union as of July 1, 2006 under the Restriction of Hazardous Substances in Electrical and Electronic Equipment Directive. Other countries, such as the United States, China and Japan, have enacted or may enact laws or regulations similar to the EU legislation. Other environmental regulations may require us to reengineer our products to utilize components which are more environmentally compatible. Such reengineering and component substitution may result in excess inventory or other additional costs and could have a material adverse effect on our results of operations.

In addition to the costs of complying with environmental, health and safety requirements, we may in the future incur costs defending against environmental litigation brought by government agencies and private parties. We may be defendants in lawsuits brought by parties in the future alleging environmental damage, personal injury or property damage. A significant judgment against us could harm our business, financial condition and results of operations.

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

We cannot predict:

•	changes in environmental or health and safety laws or regulations;

•	the manner in which environmental or health and safety laws or regulations will be forced, administered or interpreted;

•	our ability to enforce and collect under indemnity agreements and insurance policies relating to environmental liabilities; or

•

the cost of compliance with future environmental or health and safety laws or regulations or the costs associated with any future environmental claims, including the cost of clean-up of currently unknown environmental conditions.

We may not realize the expected benefits of our recent restructuring activities and other initiatives designed to reduce costs and increase revenue across our operations.

We recently have pursued a number of restructuring initiatives designed to reduce costs and increase revenue across our operations. These initiatives included significant workforce reductions in certain areas as we realigned our business. Additional initiatives included establishing certain operations closer in location to our global customers, evaluating functions more efficiently performed through partnerships or other outside relationships and steps to attempt to further reduce our overhead costs. We are also exploring opportunities to leverage our technology and diversified product portfolio to increase revenue. These initiatives have been substantial in scope and disruptive to some of our historical operations. We may not realize the expected benefits of these new initiatives. As a result of these initiatives, we have incurred restructuring or other infrequent charges and we may in the future experience disruptions in our operations, loss of key personnel and difficulties in delivering products timely. In the year ended November 2, 2008 and the year ended October 31, 2007, we incurred restructuring charges of $12 million and $51 million, respectively, consisting primarily of employee severance and related costs resulting from a reduction in our workforce.

We rely on third-party distributors and manufacturers’ representatives and the failure of these distributors and manufacturers’ representatives to perform as expected could reduce our future sales.

We sell many of our products to customers through distributors and manufacturers’ representatives. We are unable to predict the extent to which our distributors and manufacturers’ representatives will be successful in marketing and selling our products. Moreover, many of our distributors and manufacturers’ representatives and distributors also market and sell competing products. Our representatives and distributors may terminate their relationships with us at any time. Our future performance will also depend, in part, on our ability to attract additional distributors or manufacturers’ representatives that will be able to market and support our products effectively, especially in markets in which we have not previously distributed our products. If we cannot retain our current distributors or manufacturers’ representatives or recruit additional or replacement distributors or manufacturers’ representatives, our sales and operating results will be harmed.

The average selling prices of products in our markets have historically decreased rapidly and will likely do so in the future, which could harm our revenues and gross profits.

The products we develop and sell are used for high volume applications. As a result, the prices of those products have historically decreased rapidly. We expect that our gross profits on our products are likely to decrease over the next fiscal year below levels we have historically experienced due to pricing pressures from our customers, and an increase in sales of wireless and other products into consumer application markets, which are highly competitive and cost sensitive. In the past, we have reduced the average selling prices of our products in anticipation of future competitive pricing pressures, new product introductions by us or our competitors and other factors. Our gross profits and financial results will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing manufacturing costs, or developing new and higher value-added products on a timely basis.

We are required to assess our internal control over financial reporting on an annual basis and any future adverse results from such assessment could result in a loss of investor confidence in our financial reports, significant expenses to remediate any internal control deficiencies and ultimately have an adverse effect on our financial results.

We are required to comply with Section 404(a) under the Sarbanes-Oxley Act of 2002 (management’s report on financial reporting) beginning with our fiscal year ended November 2, 2008, and Section 404(b) (auditor’s attestation report) no later than our fiscal year ending October 31, 2009. We cannot assure you that our compliance with Section 404 will not result in significant additional expenditures. We will be required to disclose, among other things, control deficiencies that constitute a “material weakness.” A “material weakness” is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory agencies such as the Securities and Exchange Commission (“SEC”). In addition, failure to comply with Section 404 or the disclosure by us of a material weakness may cause investors to lose confidence in our financial statements. If we fail to remedy any material weakness, our financial statements may be inaccurate, our ability to report our financial results on a timely and accurate basis may be adversely affected, our access to the capital markets may be restricted, and we may be subject to sanctions or investigation by regulatory authorities, including the SEC. We may also be required to restate our financial statements from prior periods.

Our substantial indebtedness could adversely affect our financial health and our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate indebtedness and prevent us from fulfilling our obligations under our indebtedness.

The following table presents our long-term indebtedness as of November 2, 2008:

As of November 2, 2008
(in millions)
10 1/8% senior notes due 2013	$403
Senior floating rate notes due 2013	50
11 7/8% senior subordinated notes due 2015	250
Long-term obligation for capital leases	5

Total long-term indebtness	$708

In addition, we had $17 million of letter of credit outstanding under our revolving credit facility.

Subject to restrictions in the indentures governing our 10 1/8% senior notes, senior floating rate notes and 11 7/8 % senior subordinated notes, generally referred to as our outstanding notes or notes, and our senior credit agreement, we may incur additional indebtedness. Furthermore, borrowings under our senior credit agreement are secured by substantially all of our assets.

Our substantial indebtedness could have important consequences including:

•	making it more difficult for us to satisfy our obligations with respect to our outstanding notes, including our repurchase obligations;

•	increasing our vulnerability to adverse general economic and industry conditions;

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

Any of the foregoing could materially and adversely affect our business, financial conditions and results of operations.

The indentures governing our outstanding notes and our senior credit agreement impose significant restrictions on our business.

The indentures governing our outstanding notes and the senior credit agreement contain a number of covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. The restrictions placed on us include limitations on our ability and the ability of our subsidiaries to:

•	incur additional indebtedness and issue ordinary or preferred shares;

•	pay dividends or make other distributions on, redeem or repurchase our shares or make other restricted payments;

•	make investments, acquisitions, loans or advances;

•	incur or create liens;

•	transfer or sell certain assets;

•	engage in sale and lease back transactions;

•	declare dividends or make other payments to us;

•	guarantee indebtedness;

•	engage in transactions with affiliates; and

•	consolidate, merge or transfer all or substantially all of our assets.

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

The breach of any of these covenants or restrictions could result in a default under the indentures governing our outstanding notes or our senior credit agreement. In addition, our senior credit agreement and our indentures contain cross-default provisions which could thereby result in an acceleration of amounts outstanding under all those debt instruments if certain events of default occur under any of them. If we are unable to repay these amounts, lenders having secured obligations, including the lenders under our senior credit agreement, could proceed against the collateral securing that debt. Any of the foregoing would have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Investments in Singapore Companies

It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in Singapore.

We are incorporated under the laws of the Republic of Singapore, and certain of our officers and directors are or will be residents outside the United States. Moreover, a majority of our consolidated assets are located outside the United States. Although we are incorporated outside the United States, we have agreed to accept service of process in the United States through our agent designated for that purpose. Nevertheless, since a majority of the consolidated assets owned by us are located outside the United States, any judgment obtained in the United States against us may not be collectible within the United States.

There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. There is doubt whether a Singapore court may impose civil liability on us or our directors and officers who reside in Singapore in a suit brought in the Singapore courts against us or such persons with respect to a violation solely of the federal securities laws of the United States, unless the facts surrounding such a violation would constitute or give rise to a cause of action under Singapore law. Consequently, it may be difficult for investors to enforce against us, our directors or our officers in Singapore judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.

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

The senior subordinated notes will be general unsecured obligations that will be junior in right of payment to all of our existing and future senior indebtedness. As of November 2, 2008, we had $453 million of senior indebtedness (excluding the senior subordinated notes and $17 million of outstanding letters of credit under our revolving credit facility).

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

Under Singapore insolvency laws and under the laws of the United States, in the event of the bankruptcy, liquidation or dissolution of our company, certain unsecured debts are mandatory preferred by law to other unsecured debts. These preferential unsecured debts include:

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

Industry Overview

Semiconductors are electronic devices that perform a variety of functions, such as converting or controlling signals, processing data and storing information. With advances in semiconductor technology, the functionality and performance of semiconductors have increased over time, while size and cost have generally decreased. These advances have led to a proliferation of more complex semiconductors being used in a wide variety of consumer, computing, communications, industrial, aerospace and defense markets. Applications in these markets include personal computers and peripherals, communications infrastructure, automobiles, consumer electronics, mobile handsets and other wireless devices, digital cameras, manufacturing and assembly systems, aviation and aerospace and complex robotic applications. This proliferation of semiconductors across a wide range of applications has contributed to the growth of the semiconductor industry. According to the World Semiconductor Trade Statistics, or WSTS, the global semiconductor market grew from $137.2 billion in 1997 to $255.6 billion in 2007. Additionally, the semiconductor market is expected to continue to grow over the long term both in terms of revenue and unit volume.

Analog Semiconductors

Semiconductor characteristics vary depending upon the type of semiconductor as well as the complexity of function or application of the end product in which the semiconductor is used. Analog semiconductors convert real-world phenomena, such as temperature, pressure, light, sound, speed and motion, into and from electrical signals. As a result of this functionality, analog semiconductors require a high level of performance that corresponds with the speed and high variation of signal intensity in order to accurately convert these signals. Analog signals can be converted to digital form for further manipulation and storage. Digital semiconductors then process a simplified version of the data represented by 1s and 0s and memory devices store the digital data. Digital signals are frequently converted back to analog form to enable a wide variety of real-world experiences such as voice communications, video display and audio output. Optoelectronic devices, such as light-emitting diodes, or LEDs, and optocouplers, are often deployed with analog and mixed-signal (which combines analog and digital capabilities) devices because optoelectronic devices convert light to analog signals (or convert an analog voltage to light). In this way, analog semiconductors and mixed-signal semiconductors play a critical role in illuminating displays and automotive interiors, sensing motion in advanced machinery and connecting enterprise networks. According to WSTS, sales of analog semiconductors, including mixed-signal and optoelectronic devices, represented approximately 29%, or $74.2 billion, of global semiconductor industry sales in 2007 and is projected to grow to approximately $95.2 billion in 2011. We believe certain segments of the market, such as next generation wireless devices, high performance computing and industrial applications will continue to grow faster than the overall market. Historically, sales of analog semiconductors have been less volatile than those of other semiconductor categories on a year-over-year basis due to their broad base of applications and their complexity of design. Analog semiconductors typically have longer product life cycles and more stable average selling prices compared to digital semiconductors. In addition, the design of an analog semiconductor generally involves greater variety and less repetition of circuit elements than digital semiconductor design. The interaction of analog circuit elements is complex, and their exact placement is critical to the accuracy and performance of the overall device. Electronics manufacturers often incorporate a given analog, mixed-signal or optoelectronics device into their electronics for a significant period of time due to the high switching costs of developing and qualifying a new solution.

The analog sector, including optoelectronics devices, is differentiated from other semiconductor sectors by complex technical characteristics including:

•

Materials and Process Technologies. Semiconductors are manufactured using different materials and process technologies. Digital semiconductors are fabricated with silicon-based wafers and the most common process technology is complementary metal-oxide semiconductor, or CMOS. These materials and process technologies do not have the performance capabilities commonly required in high performance analog applications. III-V semiconductor materials are used in the fabrication of radio frequency, or RF, and optoelectronic devices, including lasers, LEDs, semiconductor optical amplifiers, modulators and photo-detectors. These materials have higher electrical conductivity and thus enable faster connectivity and tend to have better performance characteristics than silicon. III-V circuits can be designed to consume less power, amplify with more linearity and operate more efficiently than silicon circuits with similar process resolution.

•

Integration. Advances in semiconductor technology in recent years have enabled higher degrees of integration in the design and manufacture of semiconductor devices. Integration can be achieved by combining two or more analog features on a single chip or by combining different elements, such as analog, digital and memory, on a single chip. In addition to device-level integration, semiconductors increasingly must be designed with system-level integration considerations, including die size and packaging requirements. System-level designs may use module-based techniques to reduce size, weight and power requirements. This approach ensures each component’s functional compatibility, provides upgrade flexibility and takes advantage of the design simplicity of separate semiconductors to minimize cost and design and test times. Higher degrees of integration can also be attained through the assembly of a number of multi-chip modules into subsystems that provide greater functionality and can be more easily incorporated into an OEM’s product.

•

Packaging. Interaction between an analog device and its package can significantly affect product performance, particularly at high frequencies. Characteristics such as the ability of the package to dissipate heat produced by the semiconductor, or to withstand vibration, shock, high temperature, humidity and other environmental conditions, are also critical in certain applications. Packaging technologies must mirror the specific needs of the circuit design to ensure proper performance under specified conditions. In addition, module packaging is more complex than device packaging as this process integrates multiple, separate devices and often needs to conform to size requirements specific to the end application.

Significant Semiconductor Industry Trends

There are a number of trends currently affecting the semiconductor industry. We believe that the following are the six most significant trends:

•

Growth in Semiconductor Components for Consumer Electronics. Historically, growth in the semiconductor industry has been driven by demand in the computing, networking and wireless markets and from a broad set of industrial and military applications. In recent years, demand for semiconductors has been increasingly driven by the growth in demand for consumer electronics, such as media players, game consoles and cellular phones. As long as uses for consumer electronics devices expand and demand for additional features, functionality and performance requirements in consumer electronics devices grows, we expect demand for semiconductors for consumer electronics devices to continue to grow faster than the overall semiconductor market. For example, the emergence of the new worldwide 3G standard for cell phones requires a higher level of semiconductor performance than previous standards.

•

Growth in High-Performance Computing to Support Enterprise Data Processing. Over the past two decades, communications technologies have evolved dramatically in response to the proliferation of the Internet, ubiquitous wireless and mobile networks, and the emergence of new data-intensive computing and communications applications. These applications include, among others, video-on-demand, other video-based applications and higher speed storage networks. Enterprises are faced with an increasing need for computing power and storage capacity to support more complex traffic over enterprise networks at an ever increasing pace. As processor technology continues to advance, one of the limiting factors in system performance becomes the speed at which data can be moved between microprocessors, from computer to computer, and from one network to another. The speed and power management requirements are beginning to exceed the performance capabilities of the previously used interconnect technology. For example, interconnects that previously used copper are being replaced with higher speed fiber optic cable.

•

Growth of Semiconductors in Industrial and Automotive Applications. The increased precision requirements of many industrial applications have resulted in the proliferation of semiconductors capable of more accurately sensing the environment and communicating data for processing information. For example, the automation of factories with robotics requires very precise motion sensing enabled by industrial encoders. Within the automobile industry, semiconductors are enabling greater passenger comfort, safety and fuel efficiency. For example, hybrid engines, which combine battery technology with the more efficient use of combustion engines, are enabled by optocouplers which provide the isolation necessary to accurately monitor hybrid engine performance.

•

Outsourcing. Historically, the semiconductor industry was primarily comprised of integrated device manufacturers, or IDMs, that designed, manufactured, assembled and tested semiconductors at their own facilities. There has been a trend to outsource various stages of the manufacturing process to reduce the high fixed costs and capital requirements associated with these processes. As a result, new types of semiconductor companies have emerged, including fabless semiconductor companies, independent foundries and semiconductor assembly and test service providers. Fabless semiconductor suppliers design semiconductors but use independent foundries or third-party IDMs for manufacturing.

Independent foundries produce semiconductor components for third parties on a contract, outsourced manufacturing basis. Assembly and test service providers assemble, test and package semiconductors to fit efficiently into electronic devices.

•

Shift of Manufacturing Centers to the Asia/Pacific Region. Semiconductor manufacturers and assembly and test service providers have shifted a significant portion of their operations to low cost locations, such as Malaysia, Singapore, Taiwan and China. We expect that semiconductor production will increasingly be located in the Asia/Pacific region. Production of consumer electronics has undergone a similar migration to the Asia/Pacific region, driven by low cost manufacturing and engineering resources. As a result, the global shift of semiconductor manufacturers to the Asia/ Pacific region not only offers substantial manufacturing cost savings benefits, but also provides close proximity to a large and growing customer base.

•

Globalization of Customers and Reliance on Global SemiconductorSuppliers. Historically, OEMs relied on multiple suppliers to support their semiconductor needs. Recently, however, the customer base for semiconductor suppliers has become more concentrated and global. These global customers require their semiconductor suppliers to demonstrate financial stability and maintain global supply chain management capabilities. These customers also demand a deep understanding of their increasingly complex technical requirements, which requires semiconductor suppliers to maintain design centers near the customers. As a result, semiconductor customers are relying on fewer suppliers to support their needs. We believe that semiconductor suppliers with design centers near customers, the ability to service a global supply chain, and a broad product portfolio are best positioned to capitalize on this trend.

History and Development of the Company

Avago Technologies Finance Pte. Ltd. was incorporated in the Republic of Singapore on September 2, 2005 under the Singapore Companies Act, Cap 50 as a private company limited by shares. Our registered office is located at 1 Yishun Avenue 7, Singapore 768923, telephone number (65) 6755-7888. Our head offices are located at 1 Yishun Avenue 7, Singapore 768923 and 350 West Trimble Road, San Jose, California 95131. Our main telephone number in our San Jose office is 408-435-7400. Our agent for service of process in the United States related to our registration under the U.S. Securities 1934, as amended (the “Exchange Act”), is Corporation Service Company, 1090 Vermont Avenue NW, Washington DC, 20005, and the telephone number there is 800-222-2122. We are the successor to the Semiconductor Products Group business segment of Agilent Technologies, Inc. On December 1, 2005, we acquired substantially all of the assets of SPG from Agilent for approximately $2.7 billion. Our operations are conducted through our various subsidiaries, which are organized and operated according to the laws of their country of incorporation, and consolidated by Avago Technologies Finance Pte. Ltd. Dispositions of material assets are described in “Item 5. Operating and Financial Review and Prospects—Dispositions.”

Business

Overview

We are a leading designer, developer and global supplier of a broad range of analog semiconductor devices with a focus on III-V based products. We differentiate ourselves through our high performance design and integration capabilities. III-V semiconductor materials have higher electrical conductivity, enabling faster speeds and tend to have better performance characteristics than conventional silicon in applications such as RF and optoelectronics. Our product portfolio is extensive and includes approximately 7,000 products in four primary target markets: industrial and automotive electronics, wired infrastructure, wireless communications, and consumer and computing peripherals. Applications for our products in these target markets include cellular phones, consumer appliances, data networking and telecommunications equipment, enterprise storage and servers, factory automation, displays, optical mice and printers.

We have a 40-year history of innovation dating back to our origins within Hewlett-Packard Company. Over the years, we have assembled a team of approximately 1,000 analog design engineers, and we maintain highly collaborative design and product development engineering resources around the world. Our locations include two design centers in the United States, four in Asia and three in Europe. We have developed an extensive portfolio of intellectual property that currently includes more than 5,000 U.S. and foreign patents and patent applications.

We have a diversified and well-established customer base of approximately 40,000 end customers which we serve through our multi-channel sales and fulfillment system. We distribute most of our products through our broad distribution network, and we are a significant supplier to two of the largest global electronic components distributors, Avnet, Inc. and Arrow Electronics, Inc. We also have a direct sales force focused on supporting large original equipment manufacturers, or OEMs, such as Cisco Systems, Inc., Hewlett-Packard Company, International Business Machines Corp., LG Electronics Inc., Logitech International S.A., Motorola, Inc., Samsung Electronics Co., Ltd., and Sony Ericsson Mobile Communications AB. For the year ended November 2, 2008, our top 10 customers, which included five distributors, collectively accounted for 54% of our net revenue from continuing operations.

We focus on maintaining an efficient global supply chain and a variable, low-cost operating model. Accordingly, we have outsourced a majority of our manufacturing operations. We have over 35 years of operating history in Asia, where approximately 59% of our employees are located and where we produce and source the majority of our products. Our presence in Asia places us in close proximity to many of our customers and at the center of worldwide electronics manufacturing. For the years ended November 2, 2008 and October 31, 2007, we generated net revenues from continuing operations of $1.699 billion and $1.527 billion, respectively, and net income (loss) of $83 and $(159) million, respectively.

Our Competitive Strengths

Our leadership in the design, development and supply of III-V analog semiconductor devices in our target markets is based on the following competitive strengths:

Leading designer and manufacturer of III-V analog semiconductor devices. RF and optoelectronic design requires a deep understanding of complex material interactions, device structures, and the operation of associated manufacturing processes. Our engineering expertise includes combining III-V semiconductors with many other components into application specific products that enable entire electronic systems or sub-systems. In addition, our differentiated multi-chip packaging expertise improves the integration of our products into customer systems as well as the performance of those systems. Our expertise in these areas allows us to effectively design and manufacture our products using specialized, highly conductive materials that are especially suited for RF and optoelectronics products. We design products that deliver high-performance and provide mission-critical functionality. In particular, we were a pioneer in commercializing vertical-cavity surface emitting laser, or VCSEL, fiber optic products and our VCSEL-based products have been widely adopted throughout the wired infrastructure industry. In addition, we were the first to deliver commercial film bulk acoustic resonator, or

FBAR, filters for code division multiple access, or CDMA, technology and we believe we maintain a significant market share of PCS duplexers within the CDMA market. In optoelectronics, we are a market leader in submarkets such as optocouplers, fiber optic transceivers and optical computer mouse sensors.

Significant intellectual property portfolio and research and development targeting key growth markets. We are a technology leader in our industry, with over 40 years of operating history and innovation dating back to our origins within Hewlett-Packard Company. Our reputation for product quality and our strong foundation of intellectual property are supported by a portfolio of more than 5,000 U.S. and foreign patents and patent applications. Our history and market position enable us to strategically focus our research and development resources to address attractive target markets. We leverage our significant intellectual property portfolio to integrate multiple technologies and create component solutions that target growth opportunities. We have also developed specialty process technologies with respect to our RF and optoelectronic products that provide differentiated product performance, are difficult to replicate and create barriers to entry for potential competitors. For example, we have recently launched a high data rate fiber optic transceiver with a much smaller footprint than the previous generation and also developed 65nm high speed serializers/deserializers, or SerDes. Our product development efforts are supported by a team of approximately 1,000 design engineers, many of whom have over 20 years of experience in analog design.

Large and broadly diversified business provides multiple growth opportunities. Our sales are broadly diversified across products, customers, sales channels, geographies and target markets. We offer more than 7,000 products to approximately 40,000 end customers in our four primary target markets. We have generated substantial sales in key markets across the globe including the Americas, Europe, Asia/Pacific and Japan. For the year ended November 2, 2008, industrial and automotive electronics contributed 30%, wired infrastructure contributed 28%, wireless communications contributed 31%, and consumer and computer peripherals contributed 11%, of our net revenue from continuing operations, respectively. The diversity of our customers, target markets and applications provides us with multiple growth opportunities.

Established, collaborative customer relationships with leading OEMs. We have established strong relationships with leading global customers across multiple target markets. Typically, our major customer relationships have been in place multiple years and we have supplied multiple products during that time period. Our close customer relationships have often been built as a result of years of collaborative product development which has enabled us to build our intellectual property portfolio and develop critical expertise regarding our customers’ requirements, including substantial system-level knowledge. This collaboration has provided us with key insights into our customers and has enabled us to be more efficient and productive and to better serve our target markets and customers. As a result, we believe we also have early insight into new technology trends and developments. Additionally, our extensive network of field applications engineers, or FAEs, enhances our customer reach and our visibility into new product opportunities.

Highly efficient operating model. We operate a primarily outsourced manufacturing business model that principally utilizes third-party foundry and assembly and test capabilities. We maintain our internal fabrication facilities for products utilizing our innovative materials and processes to protect our intellectual property and to develop the technology for manufacturing. We outsource standard CMOS processes. Our primarily outsourced manufacturing business model provides the flexibility to respond to market opportunities simplifies our operations and reduces our capital requirements. In addition, by outsourcing production rather than making substantial investments in production facilities, we have been able to generate attractive returns on invested capital, while remaining responsive to the rapidly evolving requirements of our customers. Moreover, approximately 59% of our employees are located in Asia which enables us to reduce our manufacturing and operating costs. We were one of the first semiconductor companies to establish a presence in Asia over 35 years ago, and we believe we have developed significant manufacturing and operating efficiencies in the region. We also benefit from a relatively low effective tax rate because we have structured our operations to maximize income in countries where income tax rates are low or where tax incentives have been extended to us to encourage investment.

Strategy

Our goal is to continue to be a global market leader in the design, development and supply of III-V analog semiconductor devices in our target markets. Key elements of our strategy include:

Rapidly introduce proprietary products. We believe our current product expertise, key engineering talent and intellectual property portfolio provide us with a strong platform from which to develop application specific products in key target markets. We recently increased our research and development expenditures as part of our strategy of devoting focused research and development efforts on the development of innovative, sustainable and higher value product platforms. We leverage our design capabilities in markets where we believe our innovation and reputation will allow us to earn attractive margins by developing high value-add products. For example, we are using our expertise in VCSEL technology and parallel optics to develop high bandwidth fiber optic transceiver products that enable data center and storage network virtualization.

Extend our design expertise, intellectual property and technology capabilities. We continue to build on our history of innovation, intellectual property portfolio, design expertise and system-level knowledge to create more integrated solutions. We intend to continue to invest in the development of future generations of our products to meet the increasingly higher performance and lower cost requirements of our customers. We intend to leverage our engineering capabilities in III-V semiconductor devices and continue to invest resources in recruiting and developing additional expertise in the areas of radio frequency microelectromechanical systems, or RF MEMs, filters and front end modules, high speed SerDes that enable high bandwidth switch and router connectivity, and a wide range of optoelectronics technologies.

Focus on large, attractive markets where our expertise provides significant opportunities. We intend to expand our product offerings to address existing and adjacent market opportunities, and plan to selectively target attractive segments within large established markets. We target markets that require high quality and the integrated performance characteristics of our products. For example, we are applying our RF expertise to develop front-end modules for 3G wireless handsets. Our development of the FBAR MEMs filter product family and its adoption in the marketplace has provided us a leadership position in the CDMA cellular phone market and we expect to be a significant contributor to front end modules in the next generation 3G cellular phones.

Increase breadth and depth of our customer relationships. We continue to expand our customer relationships through collaboration on critical design and product development activities. Customers can rely on our system-level expertise to improve the quality and cost effectiveness of their products, accelerate time-to-market and improve overall product performance. Our FAEs and design engineers are located near our customers around the world, which enables us to support our customers in each stage of the product development cycle, from early stages of product design through volume manufacturing and future growth. By collaborating with our customers, we have opportunities to develop high value-added, customized products for them that leverage our existing technologies. We can then market variations of these products to other customers. We believe our collaborative relationships enhance our ability to anticipate customer needs and industry trends and will allow us to gain market share and penetrate new markets.

Continue to pursue a flexible and cost-effective manufacturing strategy. We believe that utilizing outsourced service providers for our standard CMOS manufacturing and a significant majority of assembly and test activities enables us to respond faster to rapidly changing market conditions. We aim to minimize capital expenditures by focusing our internal manufacturing capacity on products utilizing our innovative materials and processes to protect our intellectual property and to develop the technology for manufacturing. We have outsourced a majority of our manufacturing operations and we maintain significant focus on managing an efficient global supply chain and a variable, low-cost operating model.

Markets and Products

In each of our target markets, we have multiple product families that primarily provide OEMs with component or subsystem products. Our product portfolio ranges from simple discrete devices to complex sub-systems that include multiple device types and incorporate firmware for interface with digital systems. In some cases, our products include mechanical hardware that interfaces with optoelectronic or capacitive sensors.

Industrial and Automotive Electronics. We provide a broad variety of products for the general industrial, automotive and consumer appliance markets. We offer optical isolators, or optocouplers, which provide electrical insulation and signal isolation for systems that are susceptible to electrical noise caused by crosstalk, power glitches or electrical interference. Optocouplers are used in a diverse set of applications, including industrial motors, automotive systems including those used in hybrid engines, power generation and distribution systems, switching power supplies, telecommunications equipment, consumer appliances, computers and office equipment, plasma displays, and military electronics. For industrial motors and robotic motion control, we supply optical encoders in module form and housed in ingress-protected enclosures, as well as integrated circuits, or ICs, for the controller and decoder functions to accompany the motion sensors themselves. For electronic signs and signals, we supply LED assemblies that offer high brightness and stable light output over thousands of hours, enabling us to support traffic signals, large commercial signs and other displays. For industrial networking, we provide Fast Ethernet transceivers using plastic optical fiber that enable quick and interoperable networking in industrial control links and factory automation.

Wired Infrastructure. In the storage and Ethernet networking markets, we supply transceivers that receive and transmit information along optical fibers. We provide a range of product bandwidth options for customers, including options ranging from 125 MBd Fast Ethernet transmitters and receivers to 10 Gigabit transceivers. We supply parallel optic transceivers with as many as 12 parallel channels for high performance core routing and server applications. For enterprise networking and server I/O applications, we also supply high speed SerDes products integrated into application specific integrated circuits, or ASICs.

Wireless Communications. We support the wireless industry with a broad variety of RF semiconductor devices, including monolithic microwave integrated circuits filters and duplexers using our proprietary FBAR technology, front end modules that incorporate multiple die into multi-function RF devices, diodes and discrete transistors,. Our expertise in amplifier design, FBAR technology and module integration capability enables us to offer industry-leading efficiency in RF transmitter applications. Our proprietary GaAs processes are critical to the production of power amplifier and low noise amplifier products. In addition to RF devices, we provide a variety of optoelectronic sensors for mobile handset applications. We also supply LEDs for camera-phone flashes and for backlighting applications in mobile handset keypads, as well as sensors for backlighting control.

Consumer and Computing Peripherals. We manufacture motion control encoders that control the paper feed and print head movement in printers and other office automation products. In addition, we were an early developer of image sensors for optical mouse applications, using LEDs and CMOS image sensors to create a subsystem that can detect motion over an arbitrary desktop surface. We are a leading supplier of image sensors for optical mice today, and have launched a new line of laser-based mouse products with improved precision. Displays, especially in notebook computer applications, use our products for LED backlighting and sensors to control display brightness based on ambient light conditions.

The table below presents the major product families, major applications and major end customers in our four primary target markets.

Target Market	Major Product Families	Major Applications	Major End Customers
Industrial and Automotive Electronics	• Fiber optic transceivers • LEDs • Motion control encoders and subsystems • Optocouplers	• In-car infotainment • Displays • Lighting • Factory automation • Motor controls • Power supplies	• ABB Ltd. • Siemens AG • Verigy Ltd.

Wired Infrastructure	• Fiber optic transceivers • Serializer/deserializer (SerDes) ASICs • Low noise amplifiers • mm-wave mixers • Diodes	• Data communications • Storage area networking • Servers • Base stations	• Cisco Systems Inc. • Hewlett-Packard Company • International Business Machines Corp.

Wireless Communications	• RF amplifiers • RF filters • RF front end modules (FEMs) • Ambient light sensors • LEDs	• Voice and data communications • Camera phone • Keypad and display backlighting • Backlighting control	• LG Electronics Inc. • Motorola, Inc. • Samsung Electronics • Sony Ericsson Mobile Communications AB

Consumer and Computing Peripherals	• Optical mouse sensors • Motion control encoders and subsystems	• Optical mice • Printers • Optical disk drives	• Hewlett-Packard Company • Primax Electronics Ltd. • Logitech International S.A.

Research and Development

We are committed to continuous investment in product development. Our products grew out of our own research and development efforts, and have given us competitive advantages in certain target markets due to performance differentiations. In recent years, we have launched a new line of RF components, a variety of fiber optic transceivers, 65nm high speed SerDes integrated circuits, updated optocoupler products, optical encoders, as well as new ambient light photo sensor and proximity sensor products. In addition, our team of engineers works closely with many of our customers to develop and introduce products that address the specific requirements of those customers.

We plan to continue investing in product development to drive growth in our business. We also invest in process development and maintain fabrication capabilities in order to optimize processes for devices that are manufactured internally. Research and development expenses for the years ended November 2, 2008, October 31, 2007 and 2006 were $265 million, $205 million and $187 million, respectively. We anticipate that we will continue to make significant research and development expenditures in order to maintain our competitive position with a continuous flow of innovative and sustainable product platforms. As of November 2, 2008, we had approximately 1,200 employees dedicated to research and development at multiple locations around the world.

We also have research and development alliances with partners and ongoing technology sharing relationships with our principal contract manufacturers. We anticipate that we will continue to employ research and development alliances to maximize the impact of our internal research and development investment.

Customers, Sales, Marketing and Distribution

We have a diversified and historically stable customer base. In the year ended November 2, 2008, Avnet, Inc., a distributor, accounted for 11% of our net revenue from continuing operations, and our top 10 customers, which included five distributors, collectively accounted for 54% of our net revenue from continuing operations.

In addition, during the year ended November 2, 2008, we believe that direct sales to Cisco Systems, Inc. when combined with indirect sales to Cisco through the contract manufacturers that Cisco utilizes, accounted for approximately 12% of our net revenues from continuing operations.

We sell our products through a network of distributors and our direct sales force globally. We have strategically developed distributor relationships to serve tens of thousands of customers, and we are a leading supplier to two of the largest global electronics components distributors, Arrow Electronics, Inc. and Avnet, Inc. Our direct sales force is focused on supporting our large OEM customers. Within North America, we also complement our direct sales force with a network of manufacturing sales representative companies to cover our emerging OEM customers in order to ensure these customers receive the proper level of attention and support.

As of November 2, 2008, our sales and marketing organization consisted of approximately 500 employees, many of whom have responsibility for emerging accounts, for large global accounts, or for our distributors. Our sales force has specialized product and service knowledge that enables us to sell specific offerings at key levels throughout a customer’s organization. Our main global distributors are Arrow Electronics, Inc. and Avnet, Inc., complemented by a number of specialty regional distributors with customer relationships based on their respective product ranges. We also provide a broad range of products and applications-related information to customers and channel partners via the Internet.

Our customers require timely delivery often to multiple locations around the world. As part of our global reach, we have 14 sales offices located in 11 countries, with a significant presence in Asia, which is a key center of the worldwide electronics supply chain. Many of our customers design products in North America or Europe that are then manufactured in Asia. We maintain dedicated regional customer support call centers, where we address customer issues and handle logistics and other order fulfillment requirements. We are well-positioned to support our customers throughout the design, technology transfer and manufacturing stages across all geographies.

Operations

A majority of our manufacturing operations are outsourced, and we utilize external foundries, including Chartered Semiconductor Manufacturing Ltd. and Taiwan Semiconductor Manufacturing Company Ltd., or TSMC. For certain of our product families, substantially all of our revenue is derived from semiconductors fabricated by external foundries, including our high speed SerDes ICs, LEDs, and LED-based displays. We also use third-party contract manufacturers for a significant majority of our assembly and test operations, including Amertron Incorporated, Amkor Technology, and the Hana Microelectronics Public Company Ltd. group of companies. We maintain our internal fabrication facilities for products utilizing our innovative materials and processes to protect our intellectual property and to develop the technology for manufacturing, and we outsource standard CMOS processes. Examples of internally fabricated semiconductors include RF GaAs amplifiers and VCSEL-based lasers for fiber optic communications. The majority of our internal III-V semiconductor wafer fabrication is done in the United States and Singapore. As of November 2, 2008, approximately 1,600 manufacturing employees are devoted to internal fabrication operations as well as outsourced activities. For selected customers, we maintain finished goods inventory near or at customer manufacturing sites to support their just-in-time production.

Materials and Suppliers

Our manufacturing operations employ a wide variety of semiconductors, electromechanical components and assemblies and raw materials. We purchase materials from hundreds of suppliers on a global basis. These supply relationships are generally conducted on a purchase order basis. While we have not experienced any difficulty in obtaining the materials used in the conduct of our business and we believe that no single supplier is material, some of the parts are not readily available from alternate suppliers due to their unique design or the length of time necessary for re-design or qualification. Our long-term relationships with our suppliers allow us to proactively manage our technology development and product discontinuance plans, and to monitor our suppliers’ financial health. Some suppliers may nonetheless extend their lead times, limit supplies, increase prices or cease to produce necessary parts for our products. If these are unique components, we may not be able to find a substitute quickly, or at all. To address the potential disruption in our supply chain, we use a number of techniques, including qualifying multiple sources of supply, redesign of products for alternative components and purchase of incremental inventory for supply buffer.

Competition

The global semiconductor market is highly competitive. While no company competes with us in all of our target markets, our competitors range from large, international companies offering a wide range of products to smaller companies specializing in narrow markets. We compete with IDMs and fabless semiconductor companies as well as the internal resources of large, integrated OEMs. The competitive landscape is changing as a result of an increasing trend of consolidation within the industry, as some of our competitors have merged with or been acquired by other competitors while others have begun collaborating with each other. We expect this consolidation trend to continue. We expect competition in the markets in which we participate to continue to increase as existing competitors improve or expand their product offerings and as new companies enter the market. Additionally, our ability to compete effectively depends on a number of factors, including: quality, technical performance, price, product features, product system compatibility, system-level design capability, engineering expertise, responsiveness to customers, new product innovation, product availability, delivery timing and reliability, and customer sales and technical support.

In the industrial and automotive electronics target market, we provide fiber optic transceivers for communication networks, LEDs for displays, motion control encoders and subsystems and optocouplers for factory automation and motor controls. Our primary competitors for this target market are Analog Devices, Inc., Heidenhain Corporation, NEC Electronics Corporation and Toshiba Corporation. We compete based on our design expertise, broad product portfolio, reputation for quality products and large customer base.

In the wired infrastructure target market, we provide fiber optic transceivers and SerDes ASICs for high-speed data communications and server applications. Our primary competitors for this target market are Finisar Corporation, International Business Machines Corp. Microelectronics Division, ST Microelectronics N.V. and Texas Instruments Incorporated. We compete based on the strength of our high speed proprietary design expertise, our deep customer relationships, proprietary process technology and broad product portfolio.

In the wireless communications target market, we provide RF amplifiers, filters, modules and LEDs for mobile phones. Our primary competitors for this target market are Hittite Microwave Corporation, RF Micro Devices, Inc., Skyworks Solutions, Inc. and TriQuint Semiconductor, Inc. Our expertise in amplifier design, FBAR technology and module integration enables us to offer industry leading efficiency in RF applications. We compete against a number of smaller, niche wireless players based on our proprietary design expertise, broad product portfolio, proprietary material processes and integration expertise.

In the consumer and computing peripherals target market, we provide optical mouse image sensors for optical mice and motion control encoders and subsystems for printers and optical disk drives. Our primary competitors for this target market are Pixart Imaging Inc. and Sharp Corporation. In these applications, we compete based on our long history of innovation and market leadership, along with our design expertise.

Intellectual Property

Our success depends in part upon our ability to protect our intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, mask works, copyrights, trademarks, service marks, trade secrets and similar intellectual property, as well as customary contractual protections with our customers, suppliers, employees and consultants, and through security measures to protect our trade secrets.

We acquired ownership and license rights to a portfolio of patents and patent applications, as well as certain registered trademarks and service marks for discrete product offerings, from Agilent in the SPG Acquisition. We have continued to have issued to us, and to file for, additional United States and foreign patents since the SPG Acquisition. As of November 2, 2008, we had approximately 1,900 U.S. and 800 foreign patents and approximately 900 U.S. and 1,700 foreign pending patent applications. Our research and development efforts are presently resulting in approximately 150 to 200 new patent applications per year relating to a wide range of RF and optoelectronic components and associated applications. Our patents expire from 2008 to 2025. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Since the SPG Acquisition, we have focused our patent application program to a greater extent on those inventions and improvements that we believe are likely to be incorporated into our products as contrasted with more basic research.

Much of our intellectual property is the subject of cross-licenses to other companies that have been granted by Agilent, or if originally derived from Hewlett-Packard Company, by Hewlett-Packard Company. In addition, we license third-party technologies that are incorporated into some elements of our design activities, products and manufacturing processes. Historically, licenses of the third-party technologies used by us have been available to us on acceptable terms.

The semiconductor industry is characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by the vigorous pursuit, protection and enforcement of intellectual property rights. Many of our customer agreements require us to indemnify our customers for third-party intellectual property infringement claims, which has in the past and may in the future require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims of this sort could harm our relationships with our customers and might deter future customers from doing business with us. With respect to any intellectual property rights claims against us or our customers or distributors, we may be required to cease manufacture of the infringing product, pay damages, expend resources to develop non-infringing technology, seek a license, which may not be available on commercially reasonable terms or at all, or relinquish patents or other intellectual property rights.

Employees

As of November 2, 2008, we had approximately 3,600 employees worldwide. Approximately 1,200 were dedicated to research and development, 1,600 to manufacturing, 500 to sales and marketing and 300 to general and administrative functions. By geography, approximately 59% of our employees are located in Asia, 31% in the United States and 10% in Europe. The substantial majority of our employees are not party to a collective bargaining agreement. However, approximately 400 of our 1,000 employees in Singapore, none of which are in management or supervisory positions, are subject to a collective bargaining agreement with United Workers of Electronic and Electrical Industries that expires on June 30, 2010. In addition, all of our employees in Italy and some employees in Japan are subject to a collective bargaining agreement. In Germany we are subject to collective agreements with the works councils at our sites, which apply to German employees other than managing directors and managers with similar authority. In Italy we are subject to national collective agreements between unions and employer associations. Such Italian national collective agreements are compulsory for both the employees and the employer. We believe we have a good working relationship with our employees and we have never experienced an interruption of business as a result of labor disputes.

Facilities

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

Site	Major Activity	Owned/Leased	Square Footage	Lease Expiration
Yishun, Singapore	Administration, Manufacturing, Research and Development and Sales and Marketing	Leased	176,000	November 2010

Depot Road, Singapore	Manufacturing	Leased	52,000	October 2010

Senoko, Singapore	Manufacturing	Owned—Building Leased—Land	52,000	September 2029

Seoul, Korea	Research and Development and Sales and Marketing	Leased	36,000	October 2010

Penang, Malaysia	Manufacturing, Research and Development, and Administration	Owned—Building Leased—Land	439,000	June 2045

San Jose, CA, United States	Administration, Research and Development and Sales and Marketing	Leased	183,000	November 2015

Fort Collins, CO, United States	Manufacturing and Research and Development	Owned	883,000

Boeblingen, Germany	Administration, Research and Development and Sales and Marketing	Leased	19,000	May 2012

Regensburg, Germany	Manufacturing, Research and Development and Marketing	Leased	21,000	June 2010

Samorin, Slovakia	Manufacturing	Leased	31,000	March 2018

Turin, Italy	Manufacturing and Research and Development	Leased	59,000	June 2011

Environmental and Other Regulation

Our research and development, and manufacturing operations involve the use of hazardous substances and are regulated under international, federal, state and local laws governing health and safety and the environment. These regulations include limitations on discharge of pollutants to air, water, and soil; remediation requirements; product chemical content limitations; manufacturing chemical use and handling restrictions; pollution control requirements; waste minimization considerations; and treatment, transport, storage and disposal of solid and hazardous wastes. We are also subject to regulation by the United States Occupational Safety and Health Administration and similar health and safety laws in other jurisdictions.

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

We are also regulated under a number of international, federal, state and local laws regarding recycling, product packaging and product content requirements, including legislation enacted in the European Union and China, among a growing number of jurisdictions, that have placed greater restrictions on the use of lead, among other chemicals, in electronic products, which affects materials composition and semiconductor packaging. These laws are becoming more stringent and may in the future cause us to incur significant expenditures.

Seasonality

Please see “Item 5. Operating and Financial Review and Prospects—Seasonality” for information on the seasonality of our business.

Government Regulation

Please see “Item 3. Key Information—Risk Factors” for information on the effects of governmental regulations on our business.

Organizational Structure

Avago Technologies Finance Pte. Ltd. is a wholly-owned subsidiary of Avago Technologies Holdings Pte. Ltd., which is a wholly-owned subsidiary of Avago Technologies Limited, both organized under the laws of the Republic of Singapore. Our operations are conducted through our various subsidiaries.

The following list includes our subsidiaries and equity investments and the percentage of ownership we held as of November 2, 2008:

Name of Subsidiary	Country/Jurisdiction of Incorporation	Ownership Interest (Direct or Indirect)
Avago Semiconductor Technology (Shanghai) Limited	China	100%
Avago Technologies Canada Corporation	Canada	100%
Avago Technologies ECBU IP (Singapore) Pte. Ltd.	Singapore	100%
Avago Technologies Enterprise Holding (Labuan) Corporation	Labuan	100%
Avago Technologies Enterprise IP (Singapore) Pte. Ltd.	Singapore	100%
Avago Technologies Fiber GmbH	Germany	100%
Avago Technologies Fiber Holding (Labuan) Corporation	Labuan	100%
Avago Technologies Fiber IP (Singapore) Pte. Ltd.	Singapore	100%
Avago Technologies Finance S.à.r.l.	Luxembourg	100%
Avago Technologies Finland Oy	Finland	100%
Avago Technologies France SAS	France	100%
Avago Technologies General Hungary Vagyonkezelõ Kft	Hungary	100%
Avago Technologies General IP (Singapore) Pte. Ltd.	Singapore	100%
Avago Technologies GmbH	Germany	100%
Avago Technologies Holdings B.V.	Netherlands	100%
Avago Technologies (Hong Kong) Limited	Hong Kong	100%
Avago Technologies Imaging Holding (Labuan) Corporation	Labuan	100%
Avago Technologies International Sales Pte. Limited	Singapore	100%
Avago Technologies Italy S.r.l.	Italy	100%
Avago Technologies Japan, Ltd.	Japan	100%
Avago Technologies Korea Co. Ltd.	Korea	99%
Avago Technologies (Malaysia) Sdn. Bhd.	Malaysia	100%
Avago Technologies Manufacturing (Singapore) Pte. Ltd.	Singapore	100%
Avago Technologies Mexico, S. de R.L. de C.V.	Mexico	100%
Avago Technologies Sensor (U.S.A.) Inc.	Delaware (U.S.A.)	100%
Avago Technologies Spain SA	Spain	100%
Avago Technologies Storage Holding (Labuan) Corporation	Labuan	100%
Avago Technologies Sweden AB	Sweden	100%
Avago Technologies Trading Ltd	Mauritius	100%
Avago Technologies U.K. Limited	England	100%
Avago Technologies U.S. Inc.	Delaware (U.S.A.)	100%
Avago Technologies U.S. R&D Inc.	Delaware (U.S.A.)	100%
Avago Technologies Wireless (U.S.A.) Inc.	Delaware (U.S.A.)	100%
Avago Technologies Wireless (U.S.A.) Manufacturing Inc.	Delaware (U.S.A.)	100%
Avago Technologies Wireless Holding (Labuan) Corporation	Labuan	100%
Avago Technologies Wireless Holdings B.V.	Netherlands	100%
Avago Technologies Wireless Hungary Vagyonkezelõ Kft	Hungary	100%
Avago Technologies Wireless IP (Singapore) Pte. Ltd.	Singapore	100%
Eltra S.p.A.	Italy	100%
Eltra Sensing Technology (Shanghai) Co. Ltd.	China	100%
Eltra Slovakia, spol. S.r.o.	Slovakia	100%
Eltra Automation, LLC	North Carolina (U.S.A.)	100%
Orisil Technology Inc.	Cayman Islands	100%
Orisil Technology (Shanghai) Incorporated	China	100%

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Financial Data” and our consolidated financial statements and notes thereto which appear elsewhere in this Form 20-F. This discussion and analysis of our financial condition and results of operations includes periods prior to the SPG Acquisition and related financings, which we collectively refer to as the Transactions. Accordingly, the discussion and analysis of the Predecessor period does not reflect the significant impact of the Transactions.

This discussion and analysis may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under “Item 3.Key Information—Risk Factors” in this Form 20-F and in other documents we file from time to time with the SEC. These forward looking statements address our expected future business and financial performance, and are based on current expectations, estimates, forecasts and projections of future Company or industry performance based on management’s judgment, beliefs, current trends and market conditions and involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Accordingly, we caution you not to place undue reliance on these statements. We undertake no intent or obligation to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise. This caution is made under the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Overview

We are a leading designer, developer and global supplier of a broad range of analog semiconductor devices with a focus on III-V based products. We differentiate ourselves through our high performance design and integration capabilities. Our product portfolio is extensive and includes approximately 7,000 products in four primary target markets: industrial and automotive electronics, wired infrastructure, wireless communications, and consumer and computing peripherals. Applications for our products in these target markets include cellular phones, consumer appliances, data networking and telecommunications equipment, enterprise storage and servers, factory automation, displays, optical mice and printers.

We have a 40-year history of innovation dating back to our origins within Hewlett-Packard Company. Over the years, we have assembled a team of approximately 1,000 analog design engineers, and we maintain highly collaborative design and product development engineering resources around the world. Our locations include two design centers in the United States, four in Asia and three in Europe. We have developed an extensive portfolio of intellectual property that currently includes more than 5,000 U.S. and foreign patents and patent applications.

We have a diversified and well-established customer base of approximately 40,000 end customers which we serve through our multi-channel sales and fulfillment system. We distribute most of our products through our broad distribution network, and we are a significant supplier to two of the largest global electronic components distributors, Avnet, Inc. and Arrow Electronics, Inc. We also have a direct sales force focused on supporting large original equipment manufacturers, or OEMs, such as Cisco Systems, Inc., Hewlett-Packard Company, International Business Machines Corp., LG Electronics Inc., Logitech International S.A., Motorola, Inc., Samsung Electronics Co., Ltd., and Sony Ericsson Mobile Communications AB.

We operate a primarily outsourced manufacturing business model that principally utilizes third-party foundry and assembly and test capabilities. We maintain our internal fabrication facilities for products utilizing our innovative materials and processes to protect our intellectual property and to develop the technology for manufacturing, and we outsource standard complementary metal-oxide semiconductor, or CMOS, processes and most of our assembly and test operations. We differentiate our business through effective supply chain management, strong distribution channels and a highly variable, low-cost operating model. We have over 35 years of operating history in Asia, where approximately 59% of our employees are located and where we produce a significant portion of our products. Our presence in Asia places us in close proximity to many of our customers and at the center of worldwide electronics manufacturing.

Our business is impacted by general conditions of the semiconductor industry and seasonal demand patterns in our target markets. We believe that our focus on multiple target markets and geographies helps mitigate our exposure to volatility in any single target market.

Erosion of average selling prices of established products is typical of the semiconductor industry. Consistent with trends in the industry, we anticipate that average selling prices will continue to decline in the future. However, as part of our normal course of business, we plan to offset declining average selling prices with efforts to reduce manufacturing costs of existing products and the introduction of new and higher value-added products.

Historically, a relatively small number of customers have accounted for a significant portion of our net revenue. During the year ended November 2, 2008, Avnet, Inc., a distributor, accounted for 11% of our net revenue from continuing operations, and our top 10 customers, which included five distributors, collectively accounted for 54% of our net revenue from continuing operations. In addition, we believe that direct sales to Cisco Systems, Inc., when combined with indirect sales to Cisco through the contract manufacturers that Cisco utilizes, accounted for approximately 12% of our net revenues from continuing operations for the year ended November 2, 2008. We expect to continue to experience significant customer concentration in future periods.

The demand for our products has been affected in the past, and is likely to continue to be affected in the future, by various factors, including the following:

•	general economic and market conditions in the semiconductor industry and in our target markets;

•	our ability to specify, develop or acquire, complete, introduce and market new products and technologies in a cost-effective and timely manner;

•	the timing, rescheduling or cancellation of expected customer orders and our ability to manage inventory;

•	the rate at which our present and future customers and end-users adopt our products and technologies in our target markets; and

•	the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of our products.

The recent financial crisis affecting the banking system and financial markets and the going concern threats to investment banks and other financial institutions have resulted in a tightening in the credit markets, a low level of liquidity in many financial markets, and extreme volatility in fixed income, credit and equity markets. There could be a number of follow-on effects from the credit crisis on our business, including insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counterparty failures negatively impacting our treasury operations.

Current uncertainty in global economic conditions poses a risk to the overall economic condition as consumers and businesses may defer purchases in response to tighter credit and negative financial news, which would in turn negatively affect product demand and other related matters. If demand for our products fluctuates as a result of economic conditions or otherwise, our revenue and gross margin could be harmed.

Net Revenue

Substantially all of our net revenue is derived from sales of semiconductor devices which our customers incorporate into electronic products. We serve four primary target markets: industrial and automotive electronics, wired infrastructure, wireless communications and consumer and computing peripherals. We sell our products primarily through our direct sales force. We also use distributors for a portion of our business and recognize revenue upon delivery of product to the distributors. Such revenue is reduced for estimated returns and distributor allowances.

Costs and Expenses

Total cost of products sold. Cost of products sold consists primarily of the cost of semiconductor wafers and other materials, and the cost of assembly and test. Cost of products sold also includes personnel costs and overhead related to our manufacturing operations, including share-based compensation, and related occupancy, computer services and equipment costs, manufacturing quality, order fulfillment, warranty and inventory adjustments, including write-downs for inventory obsolescence, energy costs and other manufacturing expenses. Total cost of products sold also includes amortization of intangible assets and restructuring charges.

Although we outsource a significant portion of our manufacturing activities, we do retain some semiconductor fabrication and assembly and test facilities. If we are unable to utilize our owned fabrication and assembly and test facilities at a high level, the fixed costs associated with these facilities will not be fully absorbed, resulting in higher average unit costs and lower gross margins. In the past, we and our Predecessor have experienced periods where our gross margins declined due to, among other things, reduced factory utilization resulting from reduced customer demand, reduced selling prices and a change in product mix towards lower margin devices

Research and development. Research and development expense consists primarily of personnel costs for our engineers engaged in the design and development of our products and technologies, including share-based compensation. These expenses also include project material costs, third-party fees paid to consultants, prototype development expenses, allocated facilities costs and other corporate expenses and computer services costs related to supporting computer tools used in the engineering and design process. During fiscal year 2008, we increased our research and development expenditures as compared to prior periods as part of our strategy of devoting focused research and development efforts on the development of innovative, sustainable and higher value product platforms.

Selling, general and administrative. Selling expense consists primarily of compensation and associated costs for sales and marketing personnel, including share-based compensation, sales commissions paid to our independent sales representatives, costs of advertising, trade shows, corporate marketing, promotion, travel related to our sales and marketing operations, related occupancy and equipment costs and other marketing costs. General and administrative expense consists primarily of compensation and associated costs for executive management, finance, human resources and other administrative personnel, outside professional fees, allocated facilities costs and other corporate expenses.

Amortization of intangible assets. In connection with the SPG Acquisition, we recorded intangible assets of $1,233 million, net of assets of the Storage Business held for sale. In connection with the acquisitions we completed in 2007 and 2008, we recorded intangible assets of $34 million and $29 million, respectively. These intangible assets are being amortized over their estimated useful lives of six months to 20 years. In connection with these acquisitions, we also recorded goodwill of $169 million which is not being amortized.

Interest expense. Interest expense is associated with our borrowings incurred in connection with the SPG Acquisition. Our debt has been substantially reduced over the past two and half fiscal years, principally through net proceeds derived from the divestiture of our Storage and Printer ASICs businesses as well as cash flows from operations.

Loss on extinguishment of debt. In connection with the repayment of our outstanding indebtedness, we incur a loss for the extinguishment of debt.

Other income (expense), net. Other income (expense) includes interest income, currency gains (losses) on balance sheet remeasurement and other miscellaneous items.

Provision for income taxes. We have structured our operations to maximize the benefit from various tax incentives extended to us to encourage investment or employment, and to reduce our overall effective tax rate. We have obtained several tax incentives from the Singapore Economic Development Board, an agency of the Government of Singapore, which provide that certain classes of income we earn in Singapore are subject to tax holidays or reduced rates of Singapore income tax. Each tax incentive is separate and distinct from the others, and may be granted, withheld, extended, truncated, complied with or breached independently without any effect on the other incentives. In order to retain these tax benefits, we must meet certain operating conditions specific to each incentive relating to, among other things, maintenance of a treasury function, a corporate headquarters function, specified intellectual property activities and specified manufacturing activities in Singapore. Some of these operating conditions are subject to phase-in periods through 2010. The tax incentives are presently scheduled to expire at various dates generally between 2012 and 2015, subject in certain cases to potential extensions. Absent such tax incentives, the corporate income tax rate in Singapore is presently 18%. For the fiscal years ended November 2, 2008, October 31, 2007 and 2006, the effect of all of these tax incentives, in the aggregate, was to reduce the overall provision for income taxes from what it otherwise would have been in such year by approximately $25 million, $19 million and $19 million, respectively. If we cannot or elect not to comply with the operating conditions included in any particular tax incentive, we will lose the related tax benefits and could be required to refund material tax benefits previously realized by us with respect to that incentive and, depending on the incentive at issue, could likely be required to modify our operational structure and tax strategy. Any such modified structure may not be as beneficial to us from an income tax expense or operational perspective as the benefits provided under the present tax concession arrangements. As a result of the tax incentives, if we continue to comply with the operating conditions, we expect the income from our operations to be subject to relatively lower income taxes than would otherwise be the case under ordinary income tax rates.

Going forward, our effective tax rate will vary based on a variety of factors, including overall profitability, the geographical mix of income before taxes and the related tax rates in the jurisdictions where we operate, as well as discrete events, such as settlements of future audits. In particular, we may owe significant taxes in jurisdictions outside Singapore during periods when we are profitable in those jurisdictions even though we may be experiencing low operating profit or operating losses on a consolidated basis, potentially resulting in significant tax liabilities on a consolidated basis during those periods. Conversely, we expect to realize more favorable effective tax rates as our profitability increases. Our historical income tax provisions are not necessarily reflective of our future results of operations.

History

SPG Acquisition

On December 1, 2005, we completed the acquisition of the Semiconductor Products Group of Agilent for approximately $2.7 billion. The SPG Acquisition was accounted for by the purchase method of accounting for business combinations and, accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair values. Among other things, the purchase accounting adjustments increased the carrying value of our inventory and property, plant and equipment, and established intangible assets for our developed technology, customer and distributorship relationships, order backlog, and in-process research and development, or IPR&D. As a result of the SPG Acquisition and related borrowings, interest expense and non-cash depreciation and amortization charges have significantly increased.

Acquisitions

In fiscal year 2007 and 2008 we completed four acquisitions for cash consideration of $103 million:

•	During fiscal year 2007, we acquired the Polymer Optical Fiber, or POF, business from Infineon Technologies AG for $27 million in cash.

•

During the first quarter of fiscal year 2008, we completed the acquisition of a privately-held manufacturer of motion control encoders for $29 million (net of cash acquired of $2 million) plus $9 million repayment of existing debt.

•	During the second quarter of fiscal year 2008, we completed the acquisition of a privately-held developer of low-power wireless devices for $6 million, plus potential earn-out payments.

•	During the fourth quarter of fiscal year 2008, we completed the acquisition of the Bulk Acoustic Wave Filter business of Infineon Technologies AG for $32 million in cash.

Because each of these acquisitions was accounted for as a purchase transaction, the accompanying consolidated financial statements include the results of operations of the acquired companies and businesses commencing on their respective acquisition dates. See Note 3 to the Consolidated Financial Statements for information related to these acquisitions.

Dispositions

Since the SPG Acquisition, we have disposed of significant portions of the business we originally acquired from Agilent:

•

In fiscal year 2006, we sold our Storage Business to PMC-Sierra, Inc. We received $420 million in net cash proceeds from the sale of our Storage Business. These net proceeds were used to permanently repay borrowings under our term loan facility. The assets and liabilities of the Storage Business were classified as held for sale in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” in the purchase price allocation for the SPG Acquisition and no gain or loss was recorded on the sale.

•

In fiscal year 2006, we sold our Printer ASICs Business to Marvell Technology Group Ltd. for net proceeds of $245 million in cash plus potential earn-out payments of up to $35 million. We used the $245 million of net cash proceeds from the sale of our Printer ASICs Business received at closing to permanently repay borrowings under our term loan facility. There was no gain or loss on the sale as the fair value of the assets and liabilities were reflected in the purchase price allocation for the SPG Acquisition. During fiscal years 2007 and 2008, we received the full $35 million of earn-out payments from Marvell, including $25 million received in the quarter ended August 3, 2008.

•

In fiscal year 2007, we sold our Image Sensor operations to Micron Technology, Inc. for net proceeds of $53 million in cash plus potential earn-out payments. In addition to this transaction, we also sold intellectual property rights related to the Image Sensor operations to another party for $12 million. We recorded an aggregate gain on the sale of $50 million for both of these transactions, which was reported as income and gain from discontinued operations. During fiscal years 2007 and 2008, we received payments of $4 million and $6 million, respectively, from Micron in satisfaction of its earn-out obligations.

•

In the first quarter of fiscal year 2008, we sold our infra-red operations to Lite-On Technology Corporation for $19 million in cash, plus $2 million payable upon receipt of local regulatory approvals, and the right to receive guaranteed cost reductions or rebates based on our future purchases of non-infra-red products from Lite-On. This transaction resulted in a gain of $3 million in the first quarter, which was reported within income from and gain on discontinued operations in the consolidated statement of operations. During the fourth quarter, we entered into settlement discussions with Lite-On regarding the remaining sale price receivable and the cost reductions and expect to receive $2 million from Lite-On. This transaction resulted in an overall loss of $5 million, which was reported within income from and gain on discontinued operations in the consolidated statement of operations.

In addition, in February 2005, Agilent sold its Camera Module Business to Flextronics International Ltd. The assets sold did not include the Image Sensor operations, which was retained and subsequently sold by us to Micron. Flextronics paid us $13 million upon closing and paid an additional $12 million (in twelve equal quarterly installments) following the February 2005 closing date. These payments were not recognized as income, but reduced a receivable established at the time of the SPG Acquisition.

Except for the Camera Module Business, all of the above divestitures are treated as sale of discontinued operations in our consolidated financial statements. The divestiture of the Camera Module Business by Agilent did not meet the criteria for discontinued operations treatment under GAAP and historical results of the Camera Module Business are included in Predecessor’s financial results from continuing operations until February 3, 2005.

See Notes 16 and 17 to the Consolidated Financial Statements for additional information related to these dispositions.

Restructuring and Impairment Charges

In the first quarter of fiscal year 2007, we began to increase the use of outsourced service providers in our manufacturing operations, particularly our assembly and test operations, to lower our costs and reduce the capital deployed in these activities. In connection with this strategy, we introduced a largely voluntary severance program intended to reduce our workforce and resulting in an approximately 40% decline in our employment, primarily in our major locations in Asia. Consequently, during the year ended November 2, 2008 and the year ended October 31, 2007, we incurred total restructuring charges of $12 million and $51 million, respectively, predominantly representing associated employee termination benefits. See Note 12 to the Consolidated Financial Statements for further information.

During the year ended October 31, 2007, we recorded a $158 million write-down of certain long-lived assets following a review performed in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” or SFAS No. 144, of the recoverability of the carrying value of certain manufacturing facilities.

SFAS No. 144 requires us to evaluate the recoverability of certain long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We continue to evaluate alternatives in support of increasing the use of outsource providers for our manufacturing operations. As part of this ongoing process and based on our review of internal and external factors, during the third quarter of fiscal year 2007 we assessed whether there had been a material impairment in certain long-lived assets, or the asset group, pursuant to SFAS No. 144. Based on that assessment, we recorded impairment charges of $70 million primarily related to equipment and buildings at certain manufacturing facilities and $88 million for intangible assets related to those manufacturing operations. The net book value of the asset group before the impairment charges was $415 million.

The impairment charge was measured as the excess of the carrying value of the asset group over its fair value. The fair value of the asset group was estimated using a present value technique, where expected future cash flows from the use and eventual disposal of the asset group were discounted by an interest rate commensurate with the risk of the cash flows.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by us may differ materially and adversely from our estimates. Our critical accounting policies are those that affect our historical financial statements materially and involve difficult, subjective or complex judgments by management. Those policies include revenue recognition, valuation of long-lived assets, intangible assets and goodwill, inventory valuation and warranty reserves, and accounting for income taxes.

Revenue recognition. We recognize revenue, net of sales returns and allowances, provided that (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price is fixed or determinable and (iv) collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. We consider the price to be fixed or determinable when the price is not subject to refund or adjustments or when any such adjustments are accounted for. We evaluate the creditworthiness of our customers to determine that appropriate credit limits are established prior to the acceptance of an order. Revenue, including sales to resellers and distributors, is reduced for estimated returns and distributor allowances. We recognize revenue from sales of our products to distributors upon delivery of product to the distributors. An allowance for distributor credits covering price adjustments and scrap allowances is made based on our estimate of historical experience rates as well as considering economic conditions and contractual terms. To date, actual distributor claims activity has been materially consistent with the provisions we have made based on our historical estimates. However, because of the inherent nature of estimates, there is always a risk that there could be significant differences between actual amounts and our estimates. Different judgments or estimates could result in variances that might be significant to reported operating results.

Valuation of long-lived assets, intangible assets and goodwill. We assess the impairment of long-lived assets, intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. We are also required to perform annual assessments of goodwill impairment. Factors we consider important which could trigger an impairment review of our long-lived and intangible assets include (i) significant underperformance relative to historical or projected future operating results, (ii) significant changes in the manner of our use of the acquired assets or the strategy for our overall business, and (iii) significant negative industry or economic trends. An impairment loss must be measured if the sum of the expected future cash flows (undiscounted and before interest) from the use of the asset is less than the net book value of the asset. The amount of the impairment loss will generally be measured as the difference between the net book values of the asset (or asset group) and its (their) estimated fair value. We perform an annual impairment review of our goodwill during the fourth fiscal quarter of each year, or more frequently if we believe indicators of impairment exist.

The process of evaluating the potential impairment of goodwill and other intangibles is highly subjective and requires significant judgment. We estimate expected future cash flows of our various businesses, which operate in a number of markets and geographical regions. We then determine the carrying value of these businesses. We exercise judgment in assigning and allocating certain assets and liabilities to these businesses. We then compare the carrying value including goodwill and other intangibles to the discounted future cash flows. If the total of future cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. Estimates of the future cash flows associated with the assets are critical to these assessments. Changes in these estimates based on changed economic conditions or business strategies could result in material impairment charges in future periods.

The process of evaluating the potential impairment of long-lived assets such as our property, plant and equipment is also highly subjective and requires significant judgment. In order to estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business that the asset relates to, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates, we determine whether we need to take an impairment charge to reduce the value of the asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as the real estate market, industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, changes in assumptions and estimates could materially impact our reported financial results.

Inventory valuation and warranty reserves. We value our inventory at the lower of the actual cost of the inventory or the current estimated market value of the inventory, cost being determined under the first-in, first-out method. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements. Demand for our products can fluctuate significantly from period to period. A significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. In addition, our industry is characterized by rapid technological change, frequent new product development and rapid product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand. Additionally, our estimates of future product demand may prove to be inaccurate, which may cause us to understate or overstate both the provision required for excess and obsolete inventory and cost of products sold. Therefore, although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our results of operations. We establish reserves for estimated product warranty costs at the time revenue is recognized. Although we engage in extensive product quality programs and processes, our warranty obligation has been and may in the future be affected by product failure rates, product recalls, repair or field replacement costs and additional development costs incurred in correcting any product failure, as well as possible claims for consequential costs. Should actual product failure rates, use of materials or service delivery costs differ from our estimates, additional warranty reserves could be required. In that event, our gross profit and gross margins would be reduced.

Accounting for income taxes. We record a tax provision for the anticipated tax consequences of the reported results of operations. In accordance with SFAS No. 109, “Accounting for Income Taxes,” or SFAS No. 109, the provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized. Significant management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets and liabilities and any valuation allowances that might be required against the deferred tax assets. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowances. If we determine, in the future, a valuation allowance is required, such adjustment to the deferred tax assets would increase tax expense in the period in which such determination is made. Conversely, if we determine, in the future, a valuation allowance exceeds our requirement, such adjustment to the deferred tax assets would decrease tax expense in the period in which such determination is made. In evaluating the exposure associated with various tax filing positions, we accrue an income tax liability when such positions do not meet the more-likely than not threshold for recognition.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax law and regulations in a multitude of jurisdictions. We recognize potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes and interest will be due. If our estimate of income tax liabilities proves to be less than the ultimate assessment, a further charge to expense would be required. If events occur and the payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary.

We adopted the provisions of Financial Accounting Standard Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN No. 48, on November 1, 2007. As a result of the implementation of FIN No. 48, our total unrecognized tax benefit was approximately $20 million at date of adoption. At the date of adoption, the consolidated balance sheet also reflected an increase in other long-term liabilities, accumulated deficit, and deferred tax assets of approximately $10 million, $9 million and $1 million, respectively.

We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the consolidated statement of operations. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheet.

During the years ended October 31, 2007 and 2006, we did not recognize an accrual for penalties and interest. Upon adoption of FIN No. 48 on November 1, 2007, we increased our accrual for interest and penalties to $1 million, which was also accounted for as an increase to the November 1, 2007 balance of accumulated deficit. During the fiscal year ended November 2, 2008, we provided for additional interest that increased our accrual of interest and penalties to $3 million, which is included in the balance sheet at November 2, 2008.

Included in the balance of unrecognized tax benefits at November 2, 2008 are $16 million of tax benefits that, if recognized, would affect the effective tax rate. There were no significant changes to the unrecognized tax benefits during the fiscal year ended November 2, 2008.

Although the timing of the resolution and/or closure on audits is highly uncertain, it is reasonably possible that the balance of gross unrecognized tax benefits could significantly change in the next 12 months. However, given the number of years remaining subject to examination, we are unable to estimate the range of possible adjustments to the balance of gross unrecognized tax benefits.

We are subject to examination by the tax authorities with respect to the periods subsequent to the SPG Acquisition. We are not under Singapore income tax examination at this time. The Company is subject to Singapore income tax examinations for all years from the year ended October 31, 2006. The Company is also subject to examinations in major foreign jurisdictions, including the United States, for all years from the year ended October 31, 2006.

Share-based compensation. Effective November 1, 2006, or fiscal year 2007, we adopted the provisions of SFAS No. 123R, “Share-Based Payment,” or SFAS No. 123R. SFAS No. 123R establishes GAAP for share-based awards issued for employee services. Under SFAS No. 123R, share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period. We previously applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25, and related interpretations and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS No. 123.

We adopted SFAS No. 123R using the prospective transition method. Under this method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption. For share-based awards granted after November 1, 2006, we recognized compensation expense based on the estimated grant date fair value method required under SFAS No. 123R, using Black- Scholes valuation with straight-line amortization method. Since SFAS No. 123R requires that share-based compensation expense be based on awards that are ultimately expected to vest, estimated share-based compensation for such awards has been reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures differ from the estimate. For outstanding share-based awards granted before November 1, 2006, which were originally accounted under the provisions of APB No. 25 and the minimum value method for pro forma disclosures of SFAS No. 123, we continued to account for any portion of such awards under the originally applied accounting principles through August 28, 2008. As a result, performance-based awards granted before November 1, 2006 were subject to variable accounting until such options are vested, forfeited or cancelled. Variable accounting requires us to value the variable options at the end of each accounting period based upon the then current fair value of the underlying ordinary shares. Accordingly, our share-based compensation was subject to significant fluctuation based on changes in the fair value of Parent’s ordinary shares and our estimate of vesting probability of unvested options.

On August 28, 2008, Parent’s Compensation Committee approved a change in the financial performance vesting targets applicable to options to purchase 3.8 million ordinary shares outstanding under our equity incentive plans, including 2.7 million options originally granted prior to the adoption of SFAS No. 123R, impacting 43 employees. This change was accounted for as a modification under SFAS No. 123R. As a result of this modification, all variable accounting on outstanding employee options ceased and instead pursuant to SFAS No. 123R we will recognize a combination of unamortized intrinsic value of these modified options and the incremental fair value over the remaining service period. Based on the full achievement of performance targets, as of the modification date, $6 million is subject to amortization over the remaining service period of approximately 3 years.

For the year ended October 31, 2007 and November 2, 2008, we recorded $12 million and $15 million, respectively, of employee and non-employee share-based compensation, recorded as cost of products sold, research and development and sales, general and administrative expenses, as appropriate.

The weighted-average assumptions utilized for our Black-Scholes valuation model for the years ended October 31, 2007 and November 2, 2008 are as follows:

	Year Ended
	October 31, 2007	November 2, 2008
Risk-free interest rate	4.6%	3.4%
Dividend yield	0%	0%
Volatility	47%	44%
Expected term (in years)	6.5	6.5

The dividend yield of zero is based on the fact that we have no present intention to pay cash dividends. Expected volatility is based on the combination of historical volatility of guideline publicly traded companies over the period commensurate with the expected life of the options and the implied volatility of guideline publicly traded companies from traded options with a term of 180 days or greater measured over the last three months. The risk-free interest rate is derived from the average U.S. Treasury Strips rate during the period, which approximates the rate in effect at the time of grant. The expected life calculation is based on the simplified method of estimating expected life outlined by the SEC in the Staff Accounting Bulletin No. 107. This method was allowed until December 31, 2007. However, on December 21, 2007, the SEC issued Staff Accounting Bulletin No. 110, “Year-End Help For Expensing Employee Stock Options,” which will allow continued use of the simplified method under certain circumstances. As a result, we will continue to use the simplified method until we have sufficient historical data to provide a reasonable basis to estimate the expected term. Determining the input factors such as expected volatility and estimated forfeiture rates requires significant judgment based on subjective future expectations.

Given the absence of an active market for Parent’s ordinary shares, Parent’s board of directors estimated the fair value of the Parent’s ordinary shares for purposes of determining share-based compensation expense for the periods presented. Through November 2, 2008, the board of directors determined the estimated fair value of the ordinary shares, based in part on an analysis of relevant metrics, including the following:

•	the level of operational risk and uncertainty surrounding the stand-alone cost structure;

•	the range of market multiples of comparable companies;

•	our financial position, historical operating results and expected growth in operations;

•	the fact that the option grants involve illiquid securities in a private company; and

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our Parent given prevailing market conditions.

We performed a contemporaneous valuation of Parent’s ordinary shares as of July 1, 2008 and August 28, 2008 to determine the fair value for option grants made in July 2008 and through November, 2008 and for purposes of determining share-based expense for performance-based options which are accounted for under APB No. 25. This valuation was prepared using the market-comparable approach and income approach to estimate the aggregate enterprise value. We also performed contemporaneous valuations in fiscal year 2007 and through April 2008 using the market-comparable approach.

The market-comparable approach indicates the fair value of a business based on a comparison of the subject company to comparable firms in similar lines of business that are publicly traded or which are part of a public or private transaction, as well as prior subject company transactions. Each comparable company was selected based on various factors, including, but not limited to, industry similarity, financial risk, company size, geographic diversification, profitability, adequate financial data and an actively traded stock price.

The income approach is a valuation technique that provides an estimation of the fair value of a business based on the cash flows that a business can be expected to generate over its remaining life. This approach begins with an estimation of the annual cash flows an investor would expect the subject business to generate over a discrete projection period. The estimated cash flows for each of the years in the discrete projection periods are then converted to their present value equivalent using a rate of return appropriate for the risk of achieving the business’ projected cash flows. The present value of the estimated cash flows are then added to the present value equivalent of the residual value of the business at the end of the discrete projection period to arrive at an estimate of the fair value of the business enterprise.

We prepared a financial forecast for each valuation to be used in the computation of the enterprise value for both the market-comparable approach and the income approach. The financial forecasts took into account past experience and future expectations. There is inherent uncertainty in these estimates.

We also considered the fact that Parent’s shareholders cannot presently transfer ordinary shares in the public markets or otherwise, except for highly limited transfers among family members. The estimated fair value of the ordinary shares at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event. In the determination of fair value of the ordinary shares, the non-marketability discount was 25% in April 2008 and October 2007, and decreased to 10.5% in July 2008 and 10.4% in August 2008. In April 2008, we were not contemplating an initial public offering and hence a discount of 25% was considered appropriate. The discount was reduced in July and August 2008 based on the expectation of a liquidity event within the next 12 months.

The valuations as of July 1, 2008 and August 28, 2008 resulted in a value of Parent’s ordinary shares of $10.68 per share.

The following table shows the share option activity over the past four quarters, including weighted average exercise price per share, weighted average fair market value of the ordinary shares for financial reporting purposes:

Date of Grant	Number of options granted	Weighted average exercise price per share	Weighted average fair value of common stock per share
Three months ended
February 3, 2008	646,166	$10.22	$10.22
May 4, 2008	1,700,000	10.22	10.22
August 3, 2008	1,633,400	10.62	10.62
November 2, 2008	620,000	10.68	10.68

We believe that we have used reasonable methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” to determine the fair value of the ordinary shares. If we had made different assumptions and estimates than those described above, the amount of our recognized and to be recognized share-based compensation expense and net income (loss) amounts could have been materially different.

Fiscal Year Presentation

We adopted a 52- or 53-week fiscal year beginning with our fiscal year 2008. Our fiscal year will end on the Sunday closest to October 31. Our first quarter for fiscal year 2008 ended on February 3, 2008, the second quarter ended on May 4, 2008, the third quarter ended on August 3, 2008, and the fourth quarter ended on November 2, 2008.

The accompanying consolidated financial statements are presented for two periods: Predecessor and Successor, which relate to the period preceding the SPG Acquisition and the period after the SPG Acquisition, respectively. The Successor did not have any significant operating activity prior to December 1, 2005, and accordingly all references to the year ended October 31, 2006 represent only the eleven months of our operations since completion of the SPG Acquisition. The fiscal year ended on October 31, 2005 and the one month period ended November 30, 2005 represent solely the activities of the Predecessor. As such, the Predecessor’s combined financial statements were prepared using Agilent’s historical cost bases for the assets and liabilities. The Predecessor financial statements include allocations of certain Agilent corporate expenses, including centralized research and development, legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other Agilent corporate and infrastructure costs. The expense allocations were determined on bases that Agilent considered to be a reasonable reflection of the utilization of services provided to or the benefit received by Predecessor. These internal allocations by Agilent ended on November 30, 2005. From and after December 1, 2005, we acquired select services on a transitional basis from Agilent under a Master Separation Agreement, or the MSA. Over the course of the fiscal year ended October 31, 2006, we progressively reduced the services provided by Agilent under the MSA and transitioned to substitute services either provided internally or through outsourcing service providers. Agilent’s obligations under the MSA terminated on August 31, 2006. Therefore, the financial information presented in the Predecessor’s financial statements is not necessarily indicative of what our consolidated financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity. Further, our results in fiscal year 2006 reflect a changing combination of Agilent-sourced and internally-sourced services and do not necessarily represent our cost structure applicable to periods after fiscal year 2006. All references herein to the year ended October 31, 2006 represent the operations since the SPG Acquisition (eleven months).

The financial statements included in this Form 20-F are presented in accordance with U.S. GAAP and expressed in U.S. dollars.

Results from Continuing Operations

Year Ended November 2, 2008 Compared to Year Ended October 31, 2007

The following table set forth the results of operations for the years ended November 2, 2008 and October 31, 2007.

	Year Ended
	October 31, 2007	November 2, 2008	October 31, 2007	November 2, 2008
	(In millions)		(As a percentage of net revenue)
Statement of Operations Data:
Net revenue	$1,527	$1,699	100%	100%
Costs and expenses:
Cost of products sold:
Cost of products sold	936	981	61	58
Amortization of intangible assets	60	57	4	3
Asset impairment charges	140	—	9	0
Restructuring charges	29	6	2	0

Total cost of products sold	1,165	1,044	76	61
Research and development	205	265	14	16
Selling, general and administrative	193	196	13	12
Amortization of intangible assets	28	28	2	2
Asset impairment charges	18	—	1	0
Restructuring charges	22	6	1	0
Acquired in-process research and development	1	—	0	0

Total costs and expenses	1,632	1,539	107	91

Income (loss) from operations	(105)	160	(7)	9
Interest expense	(109)	(86)	(7)	(5)
Loss on extinguishment of debt	(12)	(10)	(1)	(1)
Other income (expense), net	14	(4)	1	0

Income (loss) from continuing operations before taxes	(212)	60	(14)	3
Provision for income taxes	8	3	0	0

Income (loss) from continuing operations	(220)	57	(14)	3
Income from and gain on discontinued operations, net of income taxes	61	26	4	2

Net income (loss)	$(159)	$83	(10)%	5%

Net revenue. Net revenue was $1,699 million for the year ended November 2, 2008, as compared to $1,527 million for the year ended October 31, 2007, an increase of $172 million or 11%.

Net revenue by target market data is derived from our understanding of our end customers’ primary markets and were as follows:

	Year Ended
(% of net revenue)	October 31, 2007	November 2, 2008	Change
Industrial and automotive electronics	32%	30%	(2)%
Wireless communications	26	31	5
Wired infrastructure	28	28	—
Consumer and computing peripherals	14	11	(3)

Total net revenues	100%	100%

	Year Ended
	October 31, 2007	November 2, 2008	Change
	(in millions)
Industrial and automotive electronics	$500	$513	$13
Wireless communications	393	524	131
Wired infrastructure	423	470	47
Consumer and computing peripherals	211	192	(19)

Total net revenues	$1,527	$1,699	$172

As a percentage of net revenue, net revenue from the industrial and automotive electronics market decreased in fiscal year 2008 compared with fiscal year 2007 due to our channel partners reducing their inventories. Net revenue from the industrial and automotive market increased moderately in the same periods.

As a percentage of net revenue, net revenue from the wireless communications market increased in fiscal year 2008 compared with fiscal year 2007. Net revenue from the wireless communications market also increased in the same periods primarily due to a favorable mix of products in the high-end handset market.

As a percentage of net revenue, net revenue from the wired infrastructure market was flat in fiscal year 2008 compared with fiscal year 2007. Net revenue from the wired infrastructure market increased driven mainly by strong growth in fiber optics.

As a percentage of net revenue, net revenue in the consumer and computing peripherals market decreased in fiscal year 2008 compared with fiscal year 2007. Net revenue from the consumer and computer peripherals market also decreased in the same periods, reflecting an increasingly competitive environment in printer encoders and low-end navigation sensors.

Cost of products sold. Total cost of products sold, which includes amortization of manufacturing-related intangible assets purchased from Agilent, was $1,044 million for the year ended November 2, 2008, as compared to $1,165 million for the year ended October 31, 2007, a decrease of $121 million, or 10%. As a percentage of net revenue, cost of products sold decreased from 76% to 61%, primarily due to the asset impairment charge of $140 million recorded in the third quarter of fiscal year 2007.

Cost of products sold (which excludes amortization of manufacturing-related intangible assets, asset impairment and restructuring) was $981 million for the year ended November 2, 2008, compared to $936 million for the year ended October 31, 2007, an increase of $45 million, or 5%. As a percentage of net revenue, cost of products sold decreased to 58% for the year ended November 2, 2008 from 61% for the year ended October 31, 2007. This decrease was attributable to the increase in revenue, favorable product mix and improved operational efficiency arising from our restructuring actions in the past two years.

Research and development. Research and development expense was $265 million for the year ended November 2, 2008, as compared to $205 million for the year ended October 31, 2007, an increase of $60 million, or 29%. As a percentage of net revenue, research and development expenses increased from 14% for the year ended October 31, 2007 to 16% for year ended November 2, 2008. Higher research and development expense for the year ended November 2, 2008 was due to redeployment of technical resources to focus on product development, as well as higher project material expenditures. This increase is consistent with our strategy of devoting focused research and development efforts on the development of innovative, sustainable and higher value product platforms.

Selling, general and administrative. Selling, general and administrative expense was $196 million for the year ended November 2, 2008, as compared to $193 million for the year ended October 31, 2007, an increase of $3 million, or 2%. As a percentage of net revenue, selling, general and administrative expense decreased from 13% to 12%, reflecting the cost reduction actions taken in the past twelve months.

Amortization of intangible assets. Amortization of intangible assets was $28 million for each of the year ended November 2, 2008 and the year ended October 31, 2007.

Restructuring charges. During the year ended November 2, 2008, we incurred restructuring charges of $12 million, compared to $51 million during the year ended October 31, 2007, both predominantly representing one-time employee termination benefits. See Note 12 to the Consolidated Financial Statements.

Interest expense. Interest expense was $86 million for the year ended November 2, 2008, as compared to $109 million for the year ended October 31, 2007, which represents a decrease of $23 million, or 21%. The decrease is primarily due to the redemption and repurchases of our outstanding notes of $297 million made in the past nineteen months.

Loss on extinguishment of debt. During the year ended November 2, 2008, we redeemed $200 million of our senior floating rate notes. The redemption of the senior floating rate notes resulted in a loss on extinguishment of debt of $10 million. Additionally, during the year ended October 31, 2007, we repurchased $97 million in principal amounts of our 10 1/8% senior notes, or senior fixed rate notes. The repurchase of the senior fixed rate notes resulted in a loss on extinguishment of debt of $12 million. See Note 9 to the Consolidated Financial Statements.

Other income (expense), net. Other income (expense), net was $(4) million for the year ended November 2, 2008 compared to $14 million for the year ended October 31, 2007, a decrease of $18 million. The decrease was primarily attributable to exchange losses arising from foreign currency fluctuations relative to the prior year, as well as a decline in interest income due to lower interest rates

Provision for income taxes. We recorded income tax expense of $3 million and $8 million for the year ended November 2, 2008 and October 31, 2007, respectively. The decrease was primarily attributable to a release of valuation allowances of $9 million. We continuously monitor the circumstances impacting the expected realization of our deferred tax assets. In the fourth quarter of fiscal year 2008, we reduced the valuation allowance after determining that certain deferred tax assets are more likely than not to be realizable due to expectations of future taxable income, carryforward periods available to us, and other factors.

Year Ended October 31, 2007 Compared to Combined Year Ended October 31, 2006

The following tables set forth the results of operations for the years ended October 31, 2007 and 2006. The combined results of operations for the year ended October 31, 2006 include the operations of our business for the eleven months, from and after the closing of the SPG Acquisition on December 1, 2005, and the results of operations of Predecessor for the month of November 2005. From our inception in September 2005 through November 30, 2005, the Company had no revenues, cost of products sold, research and development expense or significant operating activities. During this period, the sole activities of the Company were those undertaken in connection with the preparation for the consummation of the SPG Acquisition on, and in anticipation of the commencement of operating activities following, December 1, 2005. For these reasons, management believes that combining the one month Predecessor results with the eleven months post-acquisition results is the most meaningful presentation. The combined operating results have not been prepared as pro forma results under applicable regulations, may not reflect the actual results we would have achieved absent the SPG Acquisition and may not be predictive of future results of operations. In addition, despite the combined presentation not being in accordance with U.S. GAAP because of, among other things, the change in the historical carrying value or basis of assets and liabilities that resulted from the SPG Acquisition and our transition to a stand-alone entity, we believe that for comparison purposes, such a presentation is most meaningful to an understanding of the results of the business. Additionally, the historic periods do not reflect the impact the SPG Acquisition had on us, most notably significantly increased leverage and liquidity requirements, and may not be predictive of future results of operations.

	Predecessor One Month Ended November 30, 2005	Company Year Ended October 31, 2006	Combined Year Ended October 31, 2006	Year Ended October 31, 2007	Combined Year Ended October 31, 2006	Company Year Ended October 31, 2007
	(In millions)				(As a percentage of net revenue)
Statement of Operations Data:
Net revenue	$114	$1,399	$1,513	$1,527	100%	100%
Costs and expenses:
Cost of products sold:
Cost of products sold	87	926	1,013	936	67	61
Amortization of intangible assets	—	55	55	60	4	4
Asset impairment charges	—	—	—	140	0	9
Restructuring charges	—	2	2	29	0	2

Total cost of products sold	87	983	1,070	1,165	71	76
Research and development	22	187	209	205	14	14
Selling, general and administrative	27	243	270	193	18	13
Amortization of intangible assets	—	56	56	28	4	2
Asset impairment charges	—	—	—	18	0	1
Restructuring charges	1	3	4	22	0	1
Litigation settlement	—	21	21	—	1	0
Acquired in-process research and development	—	—	—	1	0	0

Total costs and expenses	137	1,493	1,630	1,632	108	107

Loss from operations	(23)	(94)	(117)	(105)	(8)	(7)
Interest expense	—	(143)	(143)	(109)	(9)	(7)
Loss on extinguishment of debt	—	—	—	(12)	0	(1)
Other income, net	—	12	12	14	1	1

Loss from continuing operations before taxes	(23)	(225)	(248)	(212)	(16)	(14)
Provision for income taxes	2	3	5	8	1	0

Loss from continuing operations	(25)	(228)	(253)	(220)	(17)	(14)
Income from and gain on discontinued operations, net of income taxes	1	1	2	61	0	4

Net loss	$(24)	$(227)	$(251)	$(159)	(17)%	(10)%

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

Asset impairment charges. During the year ended October 31, 2007, we recorded a $158 million write-down of certain long-lived assets following a review of the recoverability of the carrying value of certain manufacturing facilities in accordance with SFAS No. 144. See Note 12 to the Consolidated Financial Statements.

Restructuring charges. During the year ended October 31, 2007, we incurred restructuring charges of $51 million, $22 million of which was recorded as part of the operating expenses and the remainder was recorded as part of cost of products sold. Our restructuring charges predominantly represent one-time employee termination benefits. See Note 12 to the Consolidated Financial Statements.

Litigation settlement. In November 2006, we agreed to settle a trade secret lawsuit filed by Sputtered Films Inc., a subsidiary of Tegal Corporation, against Agilent, Advanced Modular Sputtering Inc. and our company. We assumed responsibility for this litigation in connection with our SPG Acquisition and accrued this liability in the fourth quarter of fiscal year 2006.

Acquired in-process research and development (IPRD). IPRD was $1 million for the year ended October 31, 2007 related to completion of the POF Acquisition. The amounts allocated to IPRD were determined based on our estimates of the fair value of assets acquired using valuation techniques used in the semiconductor industry and were charged to expense in the third quarter of fiscal year 2007. The projects that qualify for IPRD had not reached technical feasibility and no future use existed in Avago. In accordance with SFAS No. 2, “Accounting for Research and Development Costs,” as clarified by Financial Accounting Standard Board (“FASB”) Interpretation, or FIN, No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method—an Interpretation of FASB Statement No. 2,” amounts assigned to IPRD meeting the above stated criteria were charge to expense as part of the allocation of the purchase price.

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

Loss on extinguishment of debt. During fiscal year 2007, we repurchased $97 million in principal amounts of the senior fixed rate notes and paid $7 million in early tender premium in the tender offer, plus accrued interest, resulting in a loss on extinguishment of debt of $12 million, which consisted of $7 million early tender premium, $4 million write-off of debt issuance costs and less than $1 million legal fees and other related expenses. See Note 9 to the Consolidated Financial Statements

Other income, net. Other income, net was $14 million for the year ended October 31, 2007, as compared to $12 million for the combined year ended October 31, 2006, an increase of $2 million.

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

Liquidity and Capital Resources

We began operating as an independent company on December 1, 2005. Prior to that date, Predecessor operated as the Semiconductor Products Group of Agilent, which funded all of our cash requirements, and received all of the cash our operations generated, through a centralized cash management system.

Our short-term and long-term liquidity requirements primarily arise from: (i) interest and principal payments related to our debt obligations, (ii) working capital requirements and (iii) capital expenditures, including acquisitions from time to time.

The volatility in the credit markets has generally diminished liquidity and capital availability in worldwide markets. We are unable to predict the likely duration and severity of the current disruptions in the credit and financial markets and adverse global economic conditions. However, we believe that our cash flows from operations, combined with availability under our revolving credit facility, will provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital spending for at least the next 12 months.

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

In summary, our cash flows were as follows (in millions):

	October 31,		November 2, 2008
	2006*	2007
Net cash provided by operating activities	$381	$144	$201
Net cash (used in) provided by investing activities	(2,100)	5	(94)
Net cash (used in) provided by financing activities	1,991	(112)	(203)

Net increase (decrease) in cash and cash equivalents	$272	$37	$(96)

*	The period ended October 31, 2006 includes the operations of our business only for the eleven months from and after the closing of the SPG Acquisition on December 1, 2005.

Cash Flows for the Years Ended November 2, 2008 and October 31, 2007

We generated cash from operations of $201 million and $144 million during the years ended November 2, 2008 and October, 31, 2007, respectively.

Net cash provided by operations during the year ended November 2, 2008 was $201 million. The net cash provided by operations was primarily due to net income of $83 million and non-cash charges of $159 million, offset by increases in operating assets and liabilities of $41 million. Non-cash charges for the year ended November 2, 2008 include $159 million for depreciation and amortization, $15 million in share-based compensation, $6 million loss on extinguishment of debt and $2 million loss on disposal of property, plant and equipment, offset by a $27 million gain on discontinued operations. Significant changes in operating assets and liabilities from October 31, 2007 include an increase in inventory and in other current assets and in current liabilities of $45 million and $20 million, respectively, and a decrease in accounts payable of $29 million, as a result of the timing of disbursements. These uses of cash are partially offset by a decrease in accounts receivable of $38 million and an increase in employee compensation and benefits accrual of $18 million from October 31, 2007. Accounts receivable days sales outstanding declined from 51 days at October 31, 2007 to 37 days at November 2, 2008 primarily due to an improvement in collections as well as better linearity of shipments in the last quarter of fiscal year 2008 as compared to the last quarter of fiscal year 2007. Inventory increased from $140 million at the end of fiscal year 2007 to $188 million on November 2, 2008. Inventory days on hand increased from 53 days at October 31, 2007 to 65 days at November 2, 2008. The increase in inventory is primarily due to increase in net revenue of 10% in 2008 as compared to 2007, strategic, end-of-life purchases, as well as a relatively lower inventory on hand at the end of fiscal 2007.

Net cash provided by operations during the year ended October 31, 2007 was $144 million. The net cash provided by operations was primarily due to non-cash charges of $308 million, offset by a net loss of $159 million and by changes in operating assets and liabilities of $5 million. Non-cash charges for the year ended October 31, 2007 include $176 million for depreciation and amortization, $162 million of non-cash restructuring and assets impairment charges, $12 million in share-based compensation and $12 million loss on extinguishment of debt, offset by a $61 million gain on discontinued operations. Significant changes in operating assets and liabilities from October 31, 2006 include an increase in accounts receivable and other current assets and current liabilities of $31 million and $28 million, respectively, a decrease in employee compensation and benefits accruals of $12 million as the result of disbursements related to our employee benefit programs. These uses of cash are partially offset by increase in accounts payable of $29 million, decrease in inventory of $28 million, and increase in other long-term assets and liabilities of $9 million from October 31, 2006.

Net cash used in investing activities for the year ended November 2, 2008 was $94 million. The net cash used in investing activities principally related to acquisitions and investments of $78 million, and purchases of property, plant and equipment of $65 million, offset by earn-out payments of $50 million related to the divestiture of the Printer ASICs business and the Image Sensor operations. Net cash provided by investing activities for the year ended October 31, 2007 was $5 million. The net cash provided by investing activities was principally due to net proceeds received from the sale of the Image Sensor operation of $57 million and earn-out payment in connection with the sale of our Printer ASICs business of $10 million, offset by the POF acquisition for $27 million and purchases of property, plant and equipment of $37 million.

Net cash used in financing activities for the year ended November 2, 2008 was $203 million, comprised mainly of the redemption of senior floating rate notes of $200 million. Net cash used in financing activities for the year ended October 31, 2007 was $112 million and related primarily to payments made to retire our long-term debt for $107 million.

Cash Flows for the Years Ended October 31, 2007 and October 31, 2006

We generated cash from operations of $144 million and $381 million during the years ended October 31, 2007 and 2006, respectively.

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

Net cash used in investing activities for the year ended October 31, 2007 was $5 million. The net cash used in investing activities related to purchases of property, plant and equipment of $37 million, acquisition of the POF business for $27 million, offset by net proceeds received from the sales of the Image Sensor business of $57 million as well as earn-out payments received from disposition of the Printer ASICs Business in 2006 of $10 million.

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

Indebtedness

We have a substantial amount of indebtedness. As of November 2, 2008, we had $710 million outstanding in aggregate indebtedness and capital lease obligations, with an additional $315 million of borrowing capacity available under our revolving credit facility (including outstanding letters of credit of $17 million at November 2, 2008, which reduce the amount available under our revolving credit facility on a dollar-for-dollar basis).

In 2006, we used $420 million of net proceeds from the sale of our Storage Business and $245 million of net proceeds from the sale of our Printer ASICs Business to permanently repay borrowings under our term loan facility, significantly reducing our indebtedness.

Senior Credit Facilities

In connection with the SPG Acquisition, we entered into a senior credit agreement with a syndicate of financial institutions. The senior secured credit facilities initially consisted of (i) a seven-year $725 million term loan facility and (ii) a six-year, $250 million revolving credit facility for general corporate purposes. As of October 31, 2006, the term loan facility had been permanently repaid in full and may not be redrawn. The revolving credit facility was increased to $375 million in the fourth quarter of fiscal year 2007. During the third quarter of fiscal 2008, our revolving credit facility was impacted by the bankruptcy of Lehman Brothers Holdings Inc. (“Lehman”). As a result of the bankruptcy, we can no longer utilize our Lehman credit commitment of $60 million, thus reducing the Company’s revolving credit facility to $315 million.

The revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day or one-day notice referred to as swingline loans and is available to us and certain of our subsidiaries in U.S. dollars and other currencies. As of November 2, 2008, we had no borrowings outstanding under the revolving credit facility, although we had $17 million of letters of credits outstanding under the facility. We drew $475 million under our term loan facility to finance a portion of the SPG Acquisition. On January 26, 2006, we drew the full $250 million under the delayed-draw portion of our term loan facility to retire all of our redeemable convertible preference shares. We used the net proceeds from the sale of our Storage Business and Printer ASICs Business to permanently repay borrowings under our term loan facility. Costs of approximately $19 million incurred in relation to the term loan facility were initially capitalized as debt issuance costs, amortized over the expected term as additional interest expense and unamortized costs were written off in conjunction with the repayment of the term loan facility.

Interest Rate and Fees: Borrowings under the senior credit agreement bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the United States prime rate and (2) the federal funds rate plus 0.5% (or an equivalent base rate for loans originating outside the United States, to the extent available) or (b) a LIBOR rate (or the equivalent thereof in the relevant jurisdiction) determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. At November 2, 2008, the lender’s base rate was 4.00% and the one-month LIBOR rate was 2.58%. The applicable margin for borrowings under the revolving credit facility is 0.75% with respect to base rate borrowings and 1.75% with respect to LIBOR borrowings.

We are required to pay a commitment fee to the lenders under the revolving credit facility with respect to any unutilized commitments thereunder. At November 2, 2008, the commitment fee on the revolving credit facility was 0.375% per annum. We must also pay customary letter of credit fees. The commitment fee is expensed as additional interest expense.

Maturity: Principal amounts outstanding under the revolving credit facility are due and payable in full on December 1, 2011. As of November 2, 2008, we had no borrowings outstanding under the revolving credit facility, although we had $17 million of letters of credit each outstanding under the facility, which reduce the amount available on a dollar-for-dollar basis.

Certain Covenants and Events of Default: The senior credit agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, our and our subsidiaries’ ability to:

•	incur additional debt or issue certain preferred shares;

•	create liens on assets;

•	enter into sale-leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	pay dividends and distributions, repurchase our share capital or make other restricted payments;

•	make investments, loans or advances;

•	make capital expenditures;

•	repay subordinated indebtedness (including the 11 7/8% senior subordinated notes, or senior subordinated notes);

•	make certain acquisitions;

•	amend material agreements governing our subordinated indebtedness (including the senior subordinated notes);

•	change our lines of business; and

•	change the status of our parent company, Avago Technologies Holdings Pte. Ltd., as a passive holding company.

All obligations under the senior credit facilities, and the guarantees of those obligations, are secured by substantially all of our assets and that of each guarantor subsidiary, subject to certain exceptions.

In addition, the senior credit agreement requires us to maintain senior secured leverage ratios not exceeding levels set forth in the senior credit agreement. The senior credit agreement also contains certain customary affirmative covenants and events of default including a cross-default triggered by certain events of default under our other debt instruments. We were in compliance with all our covenants under the senior credit agreement at November 2, 2008.

Senior Notes and Senior Subordinated Notes

In connection with the SPG Acquisition, we completed a private placement of $1,000 million principal amount of unsecured debt consisting of (i) $500 million principal amount of 10 1/8% senior notes due December 1, 2013, or senior fixed rate notes, (ii) $250 million principal amount of senior floating rate notes due June 1, 2013, or senior floating rate notes and, together with the senior fixed rate notes, the senior notes, and (iii) $250 million principal amount of 11 7/8% senior subordinated notes due December 1, 2015, or senior subordinated notes. The senior notes and the senior subordinated notes are collectively referred to in this 20-F as our outstanding notes. We received proceeds of $966 million, net of $34 million of related transaction expenses. Such transaction expenses are deferred as debt issuance costs and are being amortized over the life of the loans as incremental interest expense.

Interest is payable on the senior fixed rate notes and the senior subordinated notes on a semi-annual basis at a fixed rate of 10.125% and 11.875%, respectively, per annum. Interest is payable on the senior floating rate notes on a quarterly basis at a rate of three-month LIBOR plus 5.5%. The rate for the senior floating rate notes was 8.31% at November 2, 2008.

We may redeem all or any part of the senior fixed rate notes at any time prior to December 1, 2009 at a redemption price equal to 100% of the principal amount of the notes redeemed plus a defined premium and accrued but unpaid interest through the redemption date. We can redeem the senior floating rate notes on or after December 1, 2007 and the senior fixed rate notes on or after December 1, 2009 at fixed redemption prices set forth in the indenture governing the senior notes plus accrued but unpaid interest through the redemption date. In addition, upon a change of control of our company, we generally will be required to make an offer to redeem the senior notes from the holders at 101% of the principal amount plus accrued but unpaid interest through the redemption date.

We may redeem all or any part of the senior subordinated notes (i) at any time prior to December 1, 2010 at a redemption price equal to 100% of the principal amount of the notes redeemed plus a defined premium and accrued but unpaid interest through the redemption date, and (ii) on or after December 1, 2010 at fixed redemption prices set forth in the indenture governing the senior subordinated notes plus accrued but unpaid interest through the redemption date. In addition, upon a change of control of our company, we generally will be required to make an offer to redeem the senior subordinated notes from the holders at 101% of the principal amount plus accrued but unpaid interest through the redemption date.

The senior notes are unsecured and effectively subordinated to all of our existing and future secured debt (including obligations under our senior credit agreement), to the extent of the value of the assets securing such debt. The senior subordinated notes are unsecured and subordinated to all of our existing and future senior indebtedness, including our senior credit agreement and the senior notes.

Certain of our subsidiaries have guaranteed the obligations under the senior credit agreement, have guaranteed the obligations under the senior notes on a senior unsecured basis, and have guaranteed the obligations under the senior subordinated notes on a senior subordinated unsecured basis.

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

Subject to certain exceptions, the indentures governing our outstanding notes permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness. In addition, the indentures contain customary events of default provisions, including a cross-default provision triggered by certain events of default under our senior credit agreement. We were in compliance with all our covenants under the indentures at November 2, 2008.

Contractual Commitments

Our cash flows from operations are dependent on a number of factors, including fluctuations in our operating results, accounts receivable collections, inventory management, and the timing of payments. As a result, the impact of contractual obligations on our liquidity and capital resources in future periods should be analyzed in conjunction with such factors.

The following table sets forth our long-term debt, operating and capital lease and purchase obligations as of November 2, 2008 for the fiscal periods noted (in millions).

	Total	2009	2010 to 2011	2012 to 2013	Thereafter
Short-term and long-term debt (1)	$703	$—	$—	$703	$—
Estimated future interest expense payments (2)	437	75	150	147	65
Operating leases (3)	30	8	10	4	8
Capital leases (4)	7	2	3	1	1
Commitments to contract manufacturers and other purchase obligations (5)	21	21	—	—	—
Additional contractual commitments (6)	153	37	44	31	41

(1)	Represents our outstanding notes as of November 2, 2008.

(2)	Represents interest payments on our outstanding notes assuming the same rate on the senior floating rate notes as was in effect on November 2, 2008, commitment fees and letter of credit fees.

(3)	Includes operating lease commitments for facilities and equipment that we have entered into with Agilent and other third parties.

(4)	Includes capital lease commitments for equipment that we have entered into with third parties.

(5)	We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. During the normal course of business, we issue purchase orders with estimates of our requirements several months ahead of the delivery dates. However, our agreements with these suppliers usually allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed. Typically purchase orders outstanding with delivery dates within 30 days are non-cancelable. In addition to the above, we record a liability for firm, non-cancelable, and unconditional purchase commitments for quantities in excess of our future demand forecasts in conjunction with our write-down of inventory. As of November 2, 2008, the liability for our firm, non-cancelable and unconditional purchase commitments was $3 million. These amounts are included in other liabilities in our balance sheets at November 2, 2008, and are also included in the preceding table.

(6)	We have entered into several agreements related to IT, human resources, financial advisory services and other services agreements.

We adopted the provisions of Financial Accounting Standard Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN No. 48, on November 1, 2007. Due to the inherent uncertainty with respect to the timing of future cash outflows associated with our unrecognized tax benefits at November 2, 2008, we are unable to reliably estimate the timing of cash settlement with the respective taxing authority. Therefore, $18 million of unrecognized tax benefits classified as long-term income taxes payable in the consolidated balance sheet as of November 2, 2008 have been excluded from the contractual obligations table above.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at November 2, 2008 as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

New Accounting Pronouncements

In April 2008, the FASB issued FASB Staff Position, or FSP, No. FAS 142-3, “Determination of the Useful Life of Intangible Assets.” The final FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. The FSP is intended to improve the consistency between the useful life of an intangible asset determined under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007), “Business Combinations,” and other principles under GAAP. FSP No. FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. We are currently assessing the impact that this FSP will have on our results of operations and financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133,” or SFAS No. 161, which requires additional disclosures about the objectives of using derivative instruments, the method by which the derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instrument and Hedging Activities,” and its related interpretations, and the effect of derivative instruments and related hedged items on financial position, financial performance, and cash flows. SFAS No. 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. We are currently assessing the impact that the adoption of SFAS No. 161 will have on our financial statement disclosures.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. In February 2008, the FASB issued FSP No. FAS 157-1 and FSP No. FAS 157-2. FSP No. FAS 157-1 amends SFAS No. 157 to exclude SFAS No. 13, “Accounting for Leases,” or SFAS No. 13, and its related interpretive accounting pronouncements that address leasing transactions. The FASB decided to exclude leasing transactions covered by SFAS No. 13 in order to allow it to more broadly consider the use of fair value measurements for these transactions as part of its project to comprehensively reconsider the accounting for leasing transactions. FSP No. FAS 157-1 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. FSP No. FAS 157-2 delays the effective date of SFAS No. 157, by one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The delay gives the FASB and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of SFAS No. 157 to these assets and liabilities. For items covered by FSP No. FAS 157-2, SFAS No. 157 will not go into effect until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The adoption of SFAS No. 157 in the first quarter of fiscal year 2009 will not impact our financial condition and results of operations. The adoption of SFAS No. 157 will expand our disclosures pertaining to the measurement of assets and liabilities beginning in the first quarter of fiscal year 2009.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” or SFAS No. 141R. SFAS No. 141R will significantly change current practices regarding business combinations. Among the more significant changes, SFAS No. 141R expands the definition of a business and a business combination; requires the acquirer to recognize the assets acquired, liabilities assumed and noncontrolling interests (including goodwill), measured at fair value at the acquisition date; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination; requires assets acquired and liabilities assumed from contractual and non-contractual contingencies to be recognized at their acquisition-date fair values with subsequent changes recognized in earnings; and requires in-process research and development to be capitalized at fair value as an indefinite-lived intangible asset. SFAS No. 141R is effective for us beginning in fiscal year 2010. We are currently assessing the impact that SFAS No. 141R will have on our results of operations and financial position. The adoption of SFAS 141R will change our accounting treatment for business combinations on a prospective basis beginning in the first quarter of fiscal year 2010.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,” or SFAS No. 160. SFAS No. 160 will change the accounting and reporting for minority interests, reporting them as equity separate from the parent entity’s equity, as well as requiring expanded disclosures. SFAS No. 160 is effective for us for fiscal year 2010. We are currently assessing the impact that SFAS No. 160 will have on our results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” or SFAS No. 159. SFAS No. 159 allows companies to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 also establishes presentation and disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. We are currently evaluating the impact of this new pronouncement and the related impact on our financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R),” or SFAS No. 158. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. We have adopted this provision of SFAS No. 158, along with disclosure requirements, at the end of fiscal year 2007, and the effects are reflected in the consolidated financial statements as of October 31, 2007 (see Note 8. “Retirement Plans and Post-Retirement Benefits”). SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. This additional provision becomes effective for us in fiscal year 2009. We do not expect the impact of the change in measurement date to have a material impact on our financial statements.

Item 6.	Directors, Senior Management and Employees

Certain information regarding the Company’s directors and executive officers as of December 15, 2008 is set forth below.

Name	Age	Position
Hock. E. Tan	57	President, Chief Executive Officer and Director
Douglas R. Bettinger	41	Senior Vice President and Chief Financial Officer
Bian-Ee Tan	61	Chief Operating Officer
Bryan Ingram	44	Senior Vice President and General Manager, Wireless Semiconductor Division
Fariba Danesh	50	Senior Vice President and General Manager, Fiber Optics Products Division
Jeffrey S. Henderson	49	Senior Vice President, Strategy & Business Development
Patricia H. McCall	54	Vice President, General Counsel
Dick M. Chang	69	Chairman of the Board of Directors
Adam H. Clammer	38	Director
James A. Davidson (2)	49	Director
James Diller (1)	73	Director
James H. Greene, Jr. (2)	58	Director
Kenneth Y. Hao	40	Director
John R. Joyce	55	Director
David Kerko	35	Director
J.F. Lien (1)	46	Director
Donald Macleod (1)	60	Director
Bock Seng Tan	65	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

Hock E. Tan has served as our President, Chief Executive Officer and a director since March 2006. From September 2005 to January 2008, he served as chairman of the board of Integrated Device Technology, Inc., or IDT. Prior to becoming chairman of IDT, Mr. Tan was the President and Chief Executive Officer of Integrated Circuit Systems, Inc., or ICS, from June 1999 to September 2005. Prior to ICS, Mr. Tan was Vice President of Finance with Commodore International, Ltd. from 1992 to 1994, and previously held senior management positions with PepsiCo, Inc. and General Motors Corporation. Mr. Tan served as managing director of Pacven Investment, Ltd., a venture capital fund in Singapore from 1988 to 1992, and served as managing director for Hume Industries Ltd. in Malaysia from 1983 to 1988.

Douglas R. Bettinger has served as our Senior Vice President and Chief Financial Officer since August 2008. From 2007 to 2008, Mr. Bettinger served as Vice President of Finance and Corporate Controller at Xilinx, Inc. From 2004 to 2007, he was Chief Financial Officer at 24/7 Customer, a privately-held company. Mr. Bettinger was at Intel Corporation from 1993 to 2004, where he served in several senior-level finance and manufacturing operations positions, including Corporate Planning and Reporting Controller, and Malaysia Site Operations Controller.

Bian-Ee Tan has served as our Chief Operating Officer since November 2007, overseeing Operations and Global Sales. He served as our President, Asia from December 2005 to October 2007. Prior to the closing of the SPG Acquisition, Mr. Tan was Vice President and General Manager, Electronic Components Business Unit of SPG. He has held various other positions with Hewlett-Packard Company and Agilent, including Operations Manager for the Singapore Components Operation, Managing Director of Hewlett-Packard Malaysia and Manufacturing Manager for the Semiconductor Products Business segment. Mr. Tan began his career with Hewlett-Packard Company in 1973.

Bryan Ingram has served as our Senior Vice President and General Manager, Wireless Semiconductor Division since November 2007 and prior to that as Vice President of that division since December 2005. Prior to the closing of the SPG Acquisition, Mr. Ingram was the Vice President and General Manager, Wireless Semiconductor Division of SPG. He has held various other positions with Hewlett-Packard Company and Agilent. Mr. Ingram joined Hewlett-Packard Company in 1990.

Fariba Danesh has served as our Senior Vice President and General Manager, Fiber Optics Products Division since November 2007, and prior to that as Vice President of that division since June 2006. From September 2004 to June 2006, Ms. Danesh served as Executive Vice President of Operations at Maxtor Corporation, and from April 2003 to September 2004 as Chief Operating Officer and Senior Vice President of Operations at Finisar Corporation. Ms. Danesh was with Genoa Corporation from 2000 to April 2003, initially as Senior Vice President, Operations and then as President and Chief Executive Officer, and prior to this held senior positions at Sanmina Corporation, Seagate Technology and Conner Peripherals Disk Division.

Jeffrey S. Henderson has served as our Senior Vice President, Strategy & Business Development since December 2006, and served as our Senior Vice President, Sales and Marketing from December 2005 to December 2006. Prior to the closing of the SPG Acquisition, Mr. Henderson was the Vice President, Sales and Marketing of SPG. He has held various other executive management positions with Hewlett-Packard Company and Agilent, including Personal Systems Business Unit Manager and ASIC Division General Manager. Mr. Henderson began his career with Hewlett-Packard Company in 1991.

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

Dick M. Chang has been a director since December 2005, and served as our Chief Executive Officer from December 2005 until March 2006. He has served as our Chairman of the Board of Directors since March 2006. Prior to the closing of the SPG Acquisition, Mr. Chang was President of SPG. He has held various other positions with Hewlett-Packard Company and Agilent, including Operations Manager for the Components organization, Manufacturing Manager for the Integrated Circuits Business division, Manufacturing and Marketing Manager for the Communications Semiconductor Solutions Division, or CSSD, General Manager of CSSD, General Manager for the Integrated Circuits Business division and Vice President of the Networking Solutions division. Mr. Chang began his career with Hewlett-Packard Company in 1967.

Adam H. Clammer has been a director since September 2005. Since January 2006, Mr. Clammer has been a Member of KKR & Co. L.L.C., which is the general partner of Kohlberg Kravis Roberts & Co. L.P. He was a Director of Kohlberg Kravis Roberts & Co. L.P. from December 2003 to December 2005. Prior to that he was a Principal of Kohlberg Kravis Roberts & Co. L.P. between 1998 and 2003, having begun his career at Kohlberg Kravis Roberts & Co. in 1995. From 1992 to 1995, Mr. Clammer was in the Mergers and Acquisitions Department at Morgan Stanley & Co. Mr. Clammer also serves as a director of Aricent Inc.

James A. Davidson has been a director since December 2005. Mr. Davidson is a Managing Director of Silver Lake, which he co-founded in 1999. From June 1990 to November 1998, he was an investment banker with Hambrecht & Quist LLC, most recently serving as a Managing Director and Head of Technology Investment Banking. From 1984 to 1990, Mr. Davidson was an attorney in private practice with Pillsbury, Madison & Sutro. Mr. Davidson also serves as a director of Flextronics International Ltd.

James Diller has been a director since April 2006. Mr. Diller was a founder of PMC-Sierra, Inc., serving as PMC’s Chief Executive Officer from 1983 to July 1997 and President from 1983 to July 1993. Mr. Diller has been a director of PMC since its formation in 1983. Mr. Diller was Chairman of PMC’s board of directors from July 1993 until February 2000, when he became Vice Chairman. Mr. Diller also serves as a director of Intersil Corporation, and is the chairman of the board of Summit Microelectronics.

James H. Greene, Jr. has been a director since December 2005. Mr. Greene joined Kohlberg Kravis Roberts & Co. L.P. in 1986 and was General Partner of Kohlberg Kravis Roberts & Co. L.P. from 1993 until 1996, when he became a Member of KKR & Co. L.L.C., which is the General Partner of Kohlberg Kravis Roberts & Co. L.P. Mr. Greene also serves as a director of SunGard Data Systems, Inc., Zhone Technologies, Inc., Sun Microsystems, Inc. and Aricent Inc.

Kenneth Y. Hao has been a director since September 2005. Mr. Hao is a Managing Director of Silver Lake. Prior to joining Silver Lake in 2000, Mr. Hao was an investment banker with Hambrecht & Quist for 10 years, most recently serving as a Managing Director in the Technology Investment Banking group.

John R. Joyce has been a director since December 2005. Mr. Joyce is a Managing Director of Silver Lake. Prior to joining Silver Lake in 2006, he was the Senior Vice President and Group Executive of the IBM Global Services division. From 1999 to 2004, he was IBM’s Chief Financial Officer. Prior to that, he served in a variety of roles, including President of IBM Asia Pacific and Vice President and Controller of IBM’s global operations. Mr. Joyce also serves as a director of Gartner, Inc., Hewlett-Packard Company, Intelsat, Ltd. and Serena Software, Inc.

David Kerko has been a director since March 2008. Since December 2006, Mr. Kerko has been a Director of Kohlberg Kravis Roberts & Co. L.P. He was a Principal of Kohlberg Kravis Roberts & Co. L.P. between 2002 and 2006, having begun his career at Kohlberg Kravis Roberts & Co. in 1998. Prior to joining KKR, Mr. Kerko was with Gleacher NatWest Inc.

J.F. Lien has been a director since June 2008. Ms. Lien was initially appointed to our board of directors in November 2007 and resigned in January 2008 for personal reasons. Ms. Lien served as the Chief Financial Officer, Vice President of Finance, Treasurer, and Secretary of Integrated Circuit Systems, Inc., or ICS, after the company’s recapitalization on May 11, 1999 and served in these capacities through September 2005 when ICS merged with Integrated Device Technologies, Inc. She joined ICS in 1993 holding titles including Director of Finance and Administration and Assistant Treasurer. She currently consults for companies in a financial capacity. Ms. Lien also serves as a director of Techwell, Inc.

Donald Macleod has been a director since November 2007. Mr. Macleod joined National Semiconductor Corporation in February 1978 and has served as its President and Chief Operating Officer since the beginning of 2005. Prior to that, he held various other executive and senior management positions at National Semiconductor Corporation, including Executive Vice President and Chief Operating Officer and Executive Vice President, Finance and Chief Financial Officer.

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

Board Composition

The persons serving on Parent’s Board of Directors are designated pursuant to the terms of the shareholder agreement (“Shareholder Agreement”) entered into between certain investors (other than management) and Parent in connection with the closing of the SPG Acquisition. Pursuant to the Shareholder Agreement, Messrs. Clammer, Greene and Kerko serve on Parent’s Board as designees of investment funds affiliated with Kohlberg Kravis Roberts & Co., or KKR; Messrs. Davidson, Hao and Joyce serve on Parent’s Board as designees of investment funds affiliated with Silver Lake Partners, or Silver Lake; and Mr. Bock Seng Tan serves on Parent’s Board as the designee of Seletar. The composition of the Board of Directors of Avago Finance presently conforms to that of Parent. Please see “Item 7. Major Shareholders and Related Party Transactions—Certain Relationships and Related Party Transaction, Director Independence—Shareholders Agreement.”

Committees of the Board

Parent’s Board of Directors has an Audit Committee, a Compensation Committee and a Treasury Strategy Committee. The Audit Committee is currently comprised of Messrs. Diller and Macleod and Ms. Lien. The Compensation Committee is currently comprised of Messrs. Davidson and Greene. The Treasury Strategy Committee is currently comprised of Messrs. Clammer and Hao. Parent’s Board of Directors may also establish from time to time any other committees that it deems necessary or advisable. Pursuant to the Shareholder Agreement, for as long as KKR or Silver Lake owns at least 5% of Parent’s outstanding ordinary shares, investment funds affiliated with KKR or Silver Lake, as applicable, shall have the right to designate a director to serve on any committee. Please see “Item 7. Major Shareholders and Related Party Transactions—Certain Relationships and Related Party Transaction, Director Independence—Shareholders Agreement.”

Audit Committee

Parent’s Audit Committee is currently comprised of Messrs. Diller and Macleod and Ms. Lien. The Audit Committee is responsible for assisting Parent’s Board of Directors with its oversight responsibilities regarding the following:

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	independent registered public accounting firm’s qualifications and independence; and

•	the performance of our internal audit function and independent registered public accounting firm.

The members of Parent’s Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Stock Market. Messrs. Diller and Macleod and Ms. Lien are independent directors as defined under the applicable rules and regulations of the SEC and the Nasdaq Stock Market. The Audit Committee operates under a written charter adopted by Parent’s Board of Directors.

Compensation Committee

Parent’s Compensation Committee is currently comprised of Messrs. Davidson and Greene. The Compensation Committee is responsible for determining executive base compensation and incentive compensation and approving the terms of stock option grants pursuant to Parent’s equity incentive plans. The Compensation Committee has the full authority to determine and approve the compensation of our chief executive officer in light of relevant corporate performance goals and objectives. The Compensation Committee operates under a written charter adopted by Parent’s Board of Directors.

Treasury Strategy Committee

Parent’s Treasury Strategy Committee is currently comprised of Messrs. Clammer and Hao. The Treasury Strategy Committee is responsible for the oversight of treasury strategy and operations, and reports to Parent’s Board of Directors on an as needed basis.

Director Compensation

Parent does not compensate our management directors for their service on the Board of Directors or any committee of the Board of Directors. Non-management directors (which are those directors not employed by us or any subsidiary) receive an annual fee of $50,000, with the exception of the Chairman of the Board who receives $75,000. Independent non-management directors (directors not associated with any institutional investor and otherwise considered independent) receive an additional $10,000 for serving on any committee of the Board of Directors. Non-management directors also receive a grant of options to purchase 50,000 ordinary shares of Parent upon election to the Board of Directors. The exercise price per share of director options is equal to the fair market value of an ordinary share on the grant date, and director options expire five years from the date of grant, or earlier if optionee ceases to be a director. Generally, director options become vested and exercisable with respect to 20% of the shares subject to the options nine months following the date of grant and on each anniversary of that date so that the options are completely vested and exercisable four years and nine months following the date of grant subject to continued service on the Board of Directors through each vesting date; however, options granted to directors in April 2006 vest at a rate of 20% on each anniversary of December 1, 2005. Members of Parent’s Board of Directors are also reimbursed for travel and other out-of-pocket expenses. Directors are not separately compensated for their service on the Board of Directors of Avago Finance.

The following table sets forth information regarding compensation earned by the non-employee directors during the fiscal year ended November 2, 2008.

Name (a) (1)	Fees Earned or Paid in Cash ($) (b)	Option Awards ($) (3) (d)		Total ($) (h)
Dick Chang	75,000	820,340	(4)	895,340
Adam H. Clammer	50,000	0		50,000
James A. Davidson	50,000	0		50,000
James Diller, Sr.	50,000	0		50,000
James H. Greene Jr.	50,000	0		50,000
Kenneth Y. Hao	50,000	0		50,000
John R. Joyce	50,000	0		50,000
David Kerko (2)	50,000	10,935		60,935
Justine Lien (2)	60,000	10,453		70,453
Donald Macleod (2)	60,000	26,883		86,883
Bock Seng Tan	50,000	0		50,000

(1)	Mr. Macleod and Ms. Lien were appointed to Parent’s board of directors in November 2007. Ms. Lien resigned in January 2008 for personal reasons and rejoined the board in June 2008. Mr. Kerko was appointed to our board of directors in March 2008.

(2)	In February 2008, Mr. Macleod was granted an option to purchase 50,000 ordinary shares for $10.22 per share with a grant date fair value of $215,785. In July 2008, Mr. Kerko and Ms. Lien were each granted an option to purchase 50,000 ordinary shares for $10.68 per share with a grant date fair value of $231,300. Each of the options granted vests with respect to 20% of the shares subject thereto on each anniversary of November 20, 2007 for Mr. Macleod, March 17, 2008 for Mr. Kerko and June 3, 2008 for Ms. Lien. These options expire five years after the date of grant. All of these options remained outstanding as of November 2, 2008. Grant date fair market values were determined in accordance with Statement of Financial Accounting Standards No. 123(R), “Share Based Payment”, or SFAS No. 123R. Please see Note 11 to the Consolidated Financial Statements included elsewhere in this Form 20-F for the valuation assumptions used in determining such amounts.

(3)	Represents expense recognized by us in fiscal year 2008 related to options determined in accordance with Statement of Financial Accounting Standards No. 123(R), “Share Based Payment”, or SFAS No. 123R. Please see Note 11 to the Consolidated Financial Statements included elsewhere in this Form 20-F for the valuation assumptions used in determining such amounts. As of November 2, 2008, each of Messrs. Clammer, Davidson, Diller, Greene, Hao, Joyce and Tan had options to purchase an aggregate of 50,000 ordinary shares for $5.00 per share outstanding that were granted in April 2006 and vest with respect to 20% of the shares subject thereto on each anniversary of December 1, 2005. These options expire in April 2011.

(4)	As of November 2, 2008, Mr. Chang had outstanding options to purchase 266,666 with an exercise price of $1.25 per share and 766,666 with an exercise price of $5.00 per share. Options to purchase 483,332 ordinary shares vested on January 31, 2007; the balance, all of which have an exercise price of $5.00 per share, vest pro-rata annually over four years from January 2007 subject to Mr. Chang’s continued service on the board of directors. The options automatically exercise upon the earliest of the termination of Mr. Chang’s service on the board of directors, a change in control or the fifth anniversary of the date of grant.

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

Our named executive officers, or NEOs, for fiscal year 2008 were Hock E. Tan, President and Chief Executive Officer, Douglas R. Bettinger, Senior Vice President and Chief Financial Officer, Bian-Ee Tan, Chief Operating Officer, Bryan Ingram, Senior Vice President and General Manager, Wireless Semiconductor Division, Fariba Danesh, Senior Vice President and General Manager, Fiber Optics Product Division, Mercedes Johnson, former Senior Vice President, Finance and Chief Financial Officer and James Stewart, former Vice President and General Manager ASIC Product Division. Effective August 1, 2008, Ms. Johnson resigned from our company for personal reasons. Mr. Stewart resigned from our company for personal reasons in December 2007. Douglas R. Bettinger joined our company as Senior Vice President and Chief Financial Officer in August 2008.

Objectives and Philosophy of Our Executive Compensation Program

The Compensation Committee has adopted a compensation philosophy which is intended to keep total cash compensation (base salary plus cash incentive reward) of our executives between the fiftieth and sixtieth percentile of compensation at companies within our peer group. The Compensation Committee believes that setting cash compensation at the mid point of the market is a sufficient competitive position for attracting and retaining executives. When reviewing and setting compensation against market practices, the Compensation Committee uses industry based market salary survey data, to which we refer in this compensation discussion and analysis as Market Salary Surveys, from the following data sources:

•	Radford Executive Technology Survey (U.S);

•	Radford Benchmark Technology Survey (U.S);

•	Radford International Technology Survey;

•	Radford International Technology Survey (Germany);

•	Radford International Technology Survey (Italy); and

•	Mercer High Tech Salary Survey (Asia).

The companies the Compensation Committee used as a benchmark for reviewing and setting executive compensation, to which we refer in this compensation discussion and analysis as our Peer Group Companies, and those that participate in the Market Salary Surveys, are:

•	Altera Corporation;

•	Atmel Corporation;

•	Cypress Semiconductor Corporation;

•	Fairchild Semiconductor;

•	International Rectifier Corporation;

•	LSI Logic Corporation;

•	Marvell Semiconductor, Inc.;

•	Maxim Integrated Products Inc.;

•	Microchip Technology Inc.;

•	National Semiconductor Corporation;

•	ON Semiconductor Corporation;

•	Qimonda North America;

•	Sharp Microelectronics of the Americas;

•	Spansion Inc.;

•	STMicroelectronics;

•	Xilinx Inc.; and

•	Intersil Corporation.

Allocation of equity to executives in the form of the opportunity to purchase ordinary shares is not currently based strictly on the practice at Peer Group Companies. At the time of the SPG Acquisition, Avago granted significant equity awards to executives in order to attract and retain them. We have from time to time made additional grants of options to our executive officers, typically in connection with their commencement of employment with us, in connection with a promotion or in connection with the assignment of increased responsibilities. When allocating equity, the Compensation Committee looks at each executive, his or her level of experience and expertise and overall value to the company. Equity is a long term retention plan for key executives understanding their level of value and contribution to the company. Generally, vesting of options granted under the Executive Plan are both time and performance based (with equal weighting of fifty percent). The vesting of options granted under the Executive Plan generally occurs in equal annual installments over a period of five years. The Compensation Committee approves all grants made to executives.

Avago’s compensation program for executives is designed to achieve the following:

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

The Compensation Committee did not retain a compensation consultant, either directly or through management, to advise on the compensation of our executive officers for fiscal year 2008.

Components of Our Executive Compensation Program

The components of Avago’s executive compensation program are:

•	annual base salary;

•	annual (fiscal year) cash incentive program;

•	equity incentive (opportunities to purchase ordinary shares); and

•	perquisites.

Annual Cash Compensation

Base Salary

The Compensation Committee believes that a competitive base salary is a necessary element of any compensation program designed to attract, engage and retain key executives. Base salaries provide fixed, baseline compensation and are set at levels which are intended to be within a competitive range with similar positions at our Peer Group Companies. The base salaries of all Avago executives are reviewed annually by the Compensation Committee against positions of similar size and scope in our Peer Group Companies. Annual adjustments to an executive’s base salary takes into account:

(i)	individual performance throughout the prior fiscal year (based on the achievement of divisional goals used in the annual cash incentive bonus plan, fiscal responsibility and senior leadership ability);

(ii)	compa–ratio, which is the actual pay rate of our executives divided by market pay rates from the Market Salary Surveys;

(iii)	our ability to pay salary increases; and

(iv)	internal equity.

The set targets against which individual performance is measured for the purposes of adjusting base salaries include such measures as unit or division performance against budget, achievement of unit or division sales goals, new product introductions and corporate strategy implementation. The process for internal equity involves comparing executives in peer roles to ensure that base salaries are comparable based on function, scope and responsibilities of the role and taking into account the executive’s experience, technical knowledge and expertise.

In February 2008, our Chief Executive Officer, or CEO, proposed annual merit salary increases for each of our NEOs, except for the CEO, for the approval of the Compensation Committee. The Compensation Committee considered our CEO’s salary increase without any input from the CEO. All increases were implemented February 1, 2008 following full review and approval by the Compensation Committee.

Name	Percentage Increase	Base Salary Effective February 1, 2008
Hock E. Tan, President and Chief Executive Officer	4	$625,000
Bian-Ee Tan, Chief Operating Officer	2	$509,965	(1)
Bryan Ingram, Senior Vice President and General Manager, Wireless Semiconductor Division	4	$334,608
Fariba Danesh, Senior Vice President and General Manager, Fiber Optic Products Division	2	$364,164
Mercedes Johnson, Former Senior Vice President, Finance and Chief Financial Officer	4	$416,008

(1)	The Compensation Committee sets Mr. Bian-Ee Tan’s base salary in U.S. dollars; however, Mr. Bian-Ee Tan is paid in Malaysian Ringgits.

In determining base salary increases for February 1, 2008, the Compensation Committee set the average base salary increase at 4% based on its assessment of market trends using compa-ratios and our ability to pay salary increases. Except for our CEO, individual base salary increases were then determined using individual performance throughout the prior fiscal year, individual compa-ratios and the Compensation Committee’s desire for internal parity. Our CEO’s individual base salary increase was determined by our corporate performance for fiscal year 2007 using the same goals as used in our annual cash incentive bonus plan, which were free cash flow and earnings before interest, taxes, depreciation and amortization. The target for free cash flow was $276 million, which was achieved at 112.7% and the target for earnings before interest, taxes, depreciation and amortization was $376 million, which was achieved at 83.7%. The specific divisional goals evaluated and the achievement of the goals for fiscal year 2007 with respect to each executive, other than our CEO, were as set forth in the table below.

Name	2007 Divisional Goal	2007 Achievement
Bian-Ee Tan, Chief Operating Officer	Revenue	92.5%
	Direct Contribution Profit	89.9%

Bryan Ingram, Senior Vice President and General Manager, Wireless Semiconductor Division	Secure Design Win Targets	150.0%
	Achieve Direct Gross Margin Budget	105.6%

Fariba Danesh, Senior Vice President and General Manager, Fiber Optic Products Division	Revenue	86.3%
	Direct Contribution Profit	65.7%
	Design Wins	99.3%

Mercedes Johnson, Former Senior Vice President, Finance and Chief Financial Officer	Expense Budget	114.3%
	Financial Systems and Controls	100.0%

The Compensation Committee gave Mr. Hock E. Tan the average base salary increase of 4% based on Parent’s achievement of the free cash flow goal and the Compensation Committee’s assessment of his leadership abilities. In setting the base salary increases of Mr. Ingram and Ms. Johnson at the average base salary increase of 4%, the Compensation Committee determined that each had achieved his or her divisional goals and each had strong leadership skills. In setting these base salary increases, the Compensation Committee was also influenced by its desire to promote internal parity among its senior executives.

Mr. Bian-Ee Tan and Ms. Danesh received a lower than average salary increase because each had a relatively high compa-ratio, not all of their divisional goals were met and each executive’s base salary is greater than his or her nearest peer group of executives.

On July 4, 2008, in connection with Mr. Bettinger’s commencement of employment with Avago, the Compensation Committee set Mr. Bettinger’s initial base salary at $350,000 based on the Compensation Committee’s review of average market data for CFO positions at our Peer Group Companies, which indicated an average of $400,000 for CFO base salary, and taking into consideration Mr. Bettinger’s experience along with the level and responsibility of the position. These factors were not separately analyzed by the Compensation Committee. Instead, the Compensation Committee used the experience and judgment of its members after reviewing these factors and engaging in arms-length negotiations with Mr. Bettinger in setting Mr. Bettinger’s base salary.

Our CEO may recommend increasing the base salary of an executive at any time throughout the course of the year if a change in the scope of the executive’s role and responsibilities warrants an increase. In limited circumstances, our CEO may propose that an executive’s base salary be adjusted in response to a competitive threat or competitive labor market practice. We will revert to market data using the Market Salary Surveys to help determine the new base salary. The Compensation Committee approves any salary adjustments that are done throughout the fiscal year for executive officers.

Annual Cash Incentive Program

Avago has in place a performance based annual cash incentive bonus plan for all of our executive management, other than the CEO, whose bonus, while tied to his performance, is discretionary. The plan is reviewed and approved on a year-to-year basis by the Compensation Committee. Company goals and business metrics are also reviewed and approved by the Compensation Committee prior to allocation. The Avago performance based annual cash incentive plan is designed to encourage and motivate executives to achieve both corporate level and functional/divisional level goals, thereby positively contributing to the growth and performance of the company. In fiscal year 2008, the plan was structured to include a target bonus amount expressed as a percentage of base salary which can be achieved by meeting corporate and divisional goals and may be increased or decreased based on individual performance. The formula used to calculate an executive’s performance based bonus is as follows:

Bonus Amount = Target Bonus Amount x Group Performance Factor x Individual Performance Factor

Target Bonus Amounts

Each of our executive officers participates in the Avago performance based annual cash incentive bonus plan. Rates at which our executive officers participate in the performance based annual cash incentive bonus plan are expressed as a percent of base salary. Employees at the level of Vice President and below participate at rates set by a formula adopted by the Compensation Committee based on Market Salary Survey data for our Peer Group Companies, the levels and rates of participation used by Agilent and the Compensation Committee’s experience with similar programs. The Compensation Committee did not follow a formula or otherwise weigh any of these factors but rather used the factors as general background information prior to determining the participation rates of our named executive officers. For executives at the level of Senior Vice President and above, the Compensation Committee sets the rate of participation based on its assessment of the executive’s experience, ability to influence corporate results and the competitive market data from the Market Salary Surveys for our Peer Group Companies. In particular, the Compensation Committee set the participation rates based on each executive’s experience in his or her role with the company, the level of responsibility held by each executive, which the Compensation Committee believes directly correlates to his or her ability to influence corporate results, and the target bonuses utilized by our Peer Group Companies for senior executive officers. Each named executive officer’s target bonus amount can be calculated by multiplying his or her participation rate times his or her base salary and is included in the table set forth in the section below entitled “Annual Cash Incentive Program—Summary Bonus Table”.

Group Performance

Group performance for each executive, other than our CEO, consists of corporate performance and division performance, with each component equally weighted at 50%. Our CEO’s group performance is measured solely using corporate performance since our CEO has overall responsibility for our company. A component of performance must be achieved at 50% before it is taken into account in calculating an executive’s bonus amount and cannot exceed 150% of the target for such component.

The Compensation Committee determines corporate performance based on Parent’s achievement of corporate goals. The corporate goals for 2008 were revenue growth as compared to fiscal year 2007 and non-GAAP operating margin as a percentage of revenue, and each carried an equal weighting of 50%. The targets for revenue growth and non-GAAP operating margin as a percentage of revenue for fiscal year 2008 were 8.2% and 15.9%, respectively. In December 2008, the Compensation Committee determined that Parent’s fiscal year 2008 achievement of revenue growth was 11.3%, or 136% of target, and non-GAAP operating margin as a percentage of revenue was 16%, or 107% of target for aggregate corporate performance of 122% and a contribution rate of 61% to aggregate group performance.

For the purposes of our annual cash incentive bonus plan, non-GAAP operating margin is calculated using the Company’s operating margin for the applicable fiscal year without taking into account amortization of acquisition-related intangibles, share-based compensation, restructuring and asset impairment charges, acquired in-process research and development, loss on extinguishment of debt, and income (loss) from and gain (loss) on discontinued operations.

The Compensation Committee determines an executive’s division performance based on the achievement of goals by the division which the executive oversees. The Compensation Committee sets divisional goals and their weightings based on its assessment of the business requirements of the particular division to which the goals relate and the relative importance of the goals to the division. Each of the divisional goals, and its respective weighting, for our named executive officers is described in the table set forth in the section below entitled “Annual Cash Incentive Program—Summary Bonus Table”. Each divisional goal is set by the Compensation Committee to be difficult to attain and to require substantial effort on behalf of the division and the executive in charge of the division. Divisional goals are not expected to be attained based on average or below average performance. In December 2008, the Compensation Committee determined that divisional goals had been achieved at the levels set forth in the section below entitled “Annual Cash Incentive Program—Summary Bonus Table”.

Individual Performance

Individual performance is applied as a multiplier to the bonus amount calculated based on group performance. Individual performance is determined by the Compensation Committee with input from the CEO for each executive other than the CEO. In determining individual performance the Compensation Committee considers the requirements of the executive’s position including the achievement of the divisional goals set forth in the section below entitled “Annual Cash Incentive Program—Summary Bonus Table”, fiscal responsibility as determined by the Compensation Committee with input from the CEO, other than with respect to himself, such executive’s senior leadership capability and how each of these factors impacts the overall performance of the executive’s division and/or function. Executives who consistently meet or exceed the requirements of the position, as determined by the Compensation Committee, will receive a bonus multiplier of 150% of the bonus amount calculated using group performance. Executives who meet, and sometimes exceed, the key requirements of their position, as determined by the Compensation Committee, receive the bonus amount calculated using group performance. Executives who meet some, but not all, of the requirements of the position or for whom the Compensation Committee believes that improvement is needed will receive a bonus that is 50% of the bonus amount calculated using group performance. The Compensation Committee may adjust our CEO’s individual performance factor upwards or downwards in its sole discretion based on any additional criteria it determines appropriate.

For fiscal year 2008, the Compensation Committee determined that each of our named executive officers, other than Mr. Ingram, met, and sometimes exceeded, the key requirements of his or her position so that each named executive officer, other than Mr. Ingram, received an individual performance factor 100%. The Compensation Committee has determined that Mr. Ingram met or exceeded each of the requirements of his position based on the overall performance of his division, the overachievement of the divisional goals for him set forth in the section below entitled “Annual Cash Incentive Program – Summary Bonus Table”, his overall leadership capability and the Compensation Committee’s assessment of his ongoing value to Parent so that his individual performance factor was set at 150%.

Discretionary Bonuses

The Compensation Committee supplements the performance based cash incentive plan awards of our NEOs from time to time based on our CEO’s recommendations, other than with respect to himself, and its assessment of individual contributions.

In 2008, Mr. Ingram was paid a discretionary bonus in lieu of a mortgage subsidy to which he was entitled under an Agilent bonus program. The amount of Mr. Ingram’s mortgage subsidy substitute for fiscal year 2008 was determined based on the mortgage subsidy Mr. Ingram would have been entitled to had he remained employed by Agilent. Agilent’s obligation with respect to Mr. Ingram’s mortgage subsidy would have run through July 31, 2010, with decreasing amounts becoming payable each year. We are under no obligation to make the payment to Mr. Ingram and may increase or decrease it at any time, at our discretion.

Summary Bonus Table

With respect to each NEO, divisional and corporate goals were set and achieved, and discretionary bonuses were paid, as follows:

Name	Participation Rate as a Percentage of Base Salary	Bonus Metric	2008 Weighting as a Percentage of Bonus Target	2008 Achievement	2008 Payout
Hock E. Tan,	120%	Corporate Performance	100%	122%
President and Chief Executive Officer		Total Performance-Based Bonus	100%	122%	$915,000

Douglas R. Bettinger,	75%	Direct Expenses	20%	150%
Senior Vice President and Chief Financial Officer		Service Level Agreements	20%	129%
		Asset Management	10%	150%
		Corporate Performance	50%	122%
		Total Performance-Based Bonus	100%	131.2%	$86,121

Bian-Ee Tan,	75%	Sales Revenue	10%	133%
Chief Operating Officer		Sales Design Wins	10%	150%
		Sales Direct Expenses	2.5%	0%
		Sales Asset Management	2.5%	150%
		Operations Gross Margin Percentage	15%	147%
		Operations Direct Expenses	5%	0%
		Operations Product Return Tags	5%	125%
		Corporate Performance	50%	122%
		Total Performance-Based Bonus	100%	121.0%	$462,946

Bryan Ingram,	50%	Design Wins	16.7%	150%
Senior Vice President and General Manager, Wireless Semiconductor Division		New Product Revenue	16.7%	150%
		Contribution Profit	16.7%	150%
		Corporate Performance	50%	122%
		Individual Performance Factor		150%
		Total Performance-Based Bonus	100%	203.6%	$340,654
		Discretionary Award			$24,730

		Total Bonus			$365,384

Fariba Danesh,	75%	Design Wins	16.7%	150%
Senior Vice President and General Manager, Fiber Optics Products Division		New Product Revenue	16.7%	89%
		Contribution Profit	16.7%	150%
		Corporate Performance	50%	122%
		Total Performance-Based Bonus	100%	125.6%	$343,040

In February 2008, the Compensation Committee increased Mr. Hock E. Tan’s participation rate in the annual cash incentive bonus plan from 100% to 120% effective in fiscal year 2008 based on its assessment of Market Salary Surveys, Mr. Hock E. Tan’s overall leadership and management of Parent and its subsidiaries and our corporate performance for fiscal year 2007 using the same goals as used in our annual cash incentive bonus plan, which were free cash flow and earnings before interest, taxes, depreciation and amortization. The target for free cash flow was $276 million, which was achieved at 112.7% and the target for earnings before interest, taxes, depreciation and amortization was $376 million, which was achieved at 83.7%.

In August 2008, the Compensation Committee increased Mr. Ingram’s participation rate in the performance based annual compensation program to 75% of his base salary, effective in fiscal year 2009, after determining that Mr. Ingram’s experience and responsibilities compared favorably with that of other Senior Vice Presidents who participate in the program at 75% of base salary.

Using market data from the Market Salary Surveys, the Compensation Committee has determined that our cash bonus plan for executives is competitive as a percentage of base salary.

Equity Incentive Compensation

The Compensation Committee believes that long term, sustainable growth and performance will be best facilitated through a culture of executive ownership that encourages long term investment and engagement by our executive management. The aim is also to align executive performance and behaviors to create a culture conducive to shareholder investment.

The Compensation Committee approves options to purchase ordinary shares granted to executive officers. The size of initial (and any subsequent) grants for executives takes into account past equity grants, the executive’s position (level), compensation and the value the executive brings to the company based on their technical experience, expertise and leadership capabilities. The philosophy behind option grants is to provide the executive with a strong incentive to build value in the company over an extended period of time. While subsequent options may be proposed by our CEO and granted by the Compensation Committee, we do not have a set annual option grant program for executives.

Options to purchase ordinary shares are governed by the Executive Plan, which is administered by the Compensation Committee. Generally, options granted under the Executive Plan vest in equal annual installments over five years based 50% upon the passage of time and 50% on our financial performance, as measured using operating income, subject in each case to continued employment with Avago. In August 2008, the Compensation Committee revised the future operating income targets for our performance-vested options. The revised operating income targets have been set at levels the Compensation Committee has determined are challenging and will require substantial effort on the part of our executives and the company in order to be attained. The Compensation Committee does not believe that these operating income targets will be achieved if our executives perform at an average or below average level. The performance vesting aims to ensure that the executive has a vested interest in driving positive and sustainable corporate financial results. Generally, the exercise price of options granted under the Executive Plan is equal to the fair market value of Parent’s ordinary shares on the date of grant as determined by the Compensation Committee or Parent’s board of directors.

The operating income target for fiscal year 2008 for the vesting of the performance-vesting options was $272.3 million. In December 2008, the Compensation Committee determined that we had achieved our performance-vesting target at 100% based on operating income of $272.3 million.

Termination-Based Compensation

Separation compensation is determined by company policy and any specific arrangements detailed in the executive’s employment agreement. Severance payment typically comprises cash payment in lieu of salary, bonuses and/or coverage of health benefits for a limited period of time and, in some cases, option vesting acceleration. In addition to employment agreement provisions, the vesting of options granted under the Executive Plan accelerate with respect to 10% of the shares subject to the options if an executive is terminated in connection with the sale of his or her division. The Compensation Committee must approve any exceptions to severance payments including any additional cash payments and any variance from the Executive Plan regarding the treatment of options. Executives who terminate from Avago are required to sign a general release of all claims against Avago to receive any severance benefits.

Each of our named executive officers, other than Mr. Bian-Ee Tan, is eligible for severance benefits under his or her respective employment agreement with Avago. The Compensation Committee provides termination benefits to our named executive officers, other than Mr. Bian-Ee Tan, based on its review of severance practices at our Peer Group Companies and as the result of arms length negotiations at the time our executives enter into employment with us or at the time they are requested to take on additional responsibilities. The level of benefits varies from executive to executive based on the level of responsibility of the executive and accommodations made through arms length negotiations.

Mr. Bian-Ee Tan is not entitled to severance since termination benefits for senior executives in Malaysia are decided on a case by case basis, though our past practice in Malaysia has been to pay departing executives the amount of any performance bonus earned for a year on the date of termination if the termination occurred on or after the last day of the applicable fiscal year but prior to the regular payment date for such bonus.

The table below sets forth the severance benefits payable to each named executive officer, other than Mr. Bian-Ee Tan, upon a termination of employment without cause, for good reason, because of death or because of disability occurring, in each case, apart from a change in control.

	Continued Base Salary	Bonus (1)	Health Benefits Continuation Coverage	Option Vesting Acceleration (2)
Hock E. Tan	12 months	100%	—	—
Douglas R. Bettinger	9 months	50%	6 months	—
Bryan Ingram	12 months	—	—	12 months
Fariba Danesh	12 months	—	—	12 months

(1)	Bonus payments are calculated using the lesser of the executive’s prior year’s bonus or prior year’s target bonus.

(2)	Option vesting acceleration is limited to that number of shares which otherwise would have vested if the executive had terminated employment on November 1, 2009.

The table below sets forth the severance benefits payable to each named executive officer, other than Mr. Bian-Ee Tan upon a termination of employment without cause, for good reason, because of death or because of disability occurring, in each case, in connection with a change in control. Each executive must provide a full release of claims in order to be eligible for his or her full severance payment.

	Continued Base Salary	Bonus (1)	Health Benefits Continuation Coverage	Option Vesting Acceleration
Hock E. Tan	24 months	200%	—	12 months (2)
Douglas R. Bettinger	12 months	100%	12 months	12 months (2)
Bryan Ingram	12 months	—	—	12 months (3)
Fariba Danesh	12 months	—	—	12 months (3)

(1)	Bonus payments are calculated using the lesser of the executive’s prior year’s bonus or prior year’s target bonus.

(2)	Accelerated vesting is limited to options which would otherwise vest solely upon the executive’s continued employment.

(3)	Option vesting acceleration is limited to that number of shares which otherwise would have vested if the executive had terminated employment on November 1, 2009.

For more detailed descriptions of the benefits provided to our named executive officers upon a termination of employment, please see “Employment, Severance and Change of Control Agreements with Named Executive Officers” below.

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

U.S. based executives may also participate in the Avago Technologies U.S. Inc. Deferred Compensation Plan. For a description of the Deferred Compensation Plan, see footnote 1 of the 2008 Non-Qualified Deferred Compensation Table.

We determine perquisites on a case by case basis and will provide a perquisite to a named executive officer when we believe it is necessary to attract or retain the executive officer. In fiscal year 2008, the following executives received the following perquisites:

Name	Perquisites
Hock E. Tan, President and Chief Executive Officer	Reimbursement for travel to a residence in Pennsylvania

Bian-Ee Tan, Chief Operating Officer	Housing allowance, club memberships, private health insurance, medical reimbursement, tax preparation service reimbursement and reimbursement of taxes in Malaysia as a result of services performed there

James Stewart, Former Vice President and General Manager, ASIC Products Division	Use of company car and car allowance

Tax Deductibility of Executive Compensation

The Compensation Committee and Parent’s board of directors has considered the potential future effects of Section 162(m) of the Internal Revenue Code on the compensation paid to our executive officers. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for our Chief Executive Officer and each of the other named executive officers (other than our Chief Financial Officer), unless compensation is performance-based. As we are not currently publicly-traded, Parent’s board of directors has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation.

Fiscal Year 2008 Summary Compensation Table

The following table sets forth information about compensation earned by our chief executive officer, our chief financial officer, and each of our three other most highly compensated executive officers for the fiscal year ended November 2, 2008. We refer to these officers elsewhere in this Form 20-F as our named executive officers or NEOs.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (1) (d)		Option Awards ($) (2) (f)		Non-Equity Incentive Plan Compensation ($) (3) (g)	All Other Compensation ($) (i)		Total ($) (i)
Hock E. Tan	2008	623,468	0		2,276,807		915,000	34,269	(4)	3,849,544
President and Chief Executive Officer	2007	600,000	600,000		2,039,654		0	47,642		3,287,296

Douglas R. Bettinger	2008	87,500	165,593		67,529		86,121	0		406,743
Senior Vice President and Chief Financial Officer

Bian-Ee Tan (5)	2008	494,712	0		1,437,983		462,946	482,711	(6)	2,878,352
Chief Operating Officer	2007	488,899	220,221		1,288,203		291,500	215,968		2,504,791

Bryan Ingram	2008	333,913	24,730	(7)	408,908		340,654	9,000	(8)	1,117,205
Senior Vice President and General Manager, Wireless Semiconductor Division	2007	320,154	158,267		229,611		127,662	36,400		872,094

Fariba Danesh	2008	365,150	0		390,501		343,040	9,000	(8)	1,107,691
Senior Vice President and General Manager, Fiber Optics Product Division

Mercedes Johnson	2008	311,149	0		243,071		0	1,178,600	(9)	1,732,820
Former Senior Vice President, Finance and Chief Financial Officer	2007	387,506			329,890		260,405	0		977,801

James Stewart	2008	24,289	0		(66,403	) (10)	0	1,962,388	(11)	1,920,274
Former Vice President and General Manager, ASIC Products Division	2007	280,526	15,157		262,413		99,664	30,040		687,800

(1)	Represents discretionary bonuses paid based on the Compensation Committee’s determination that the executive provided significant contributions to our success other than with respect to Mr Bettinger for which the amount represents a sign on bonus.

(2)	Represents expense recognized by us in fiscal year 2008 related to options determined in accordance with SFAS No. 123R. Please see Note 11 in the Consolidated Financial Statements included elsewhere in this Form 20-F for the valuation assumptions used in determining such amounts. The performance-based options granted prior to our adoption of SFAS No. 123R on November 1, 2006 were subject to variable accounting under APB No. 25. The expense reported in the table reflects the amount we accrued in fiscal year 2008. For all options granted on or subsequent to our adoption of SFAS No. 123R, we recorded expense under the fair value method for both time and performance vesting portions.

(3)	Represents amounts paid for fiscal year 2008 under our annual cash incentive program. Please see plan description in “Compensation Discussion and Analysis—Annual Cash Compensation—Performance Based Annual Cash Incentive Program” above.

(4)	Represents $9,000 401(k) employer match and $25,269 reimbursement for travel to a residence in Pennsylvania.

(5)	All sums presented for Mr. Bian-Ee Tan are converted from Malaysian Ringgits using the November 2, 2008 exchange ratio of 3.5295 Ringgits per U.S. Dollar as reported by x-rates.com, except as indicated in footnote 6 below.

(6)	Represents $439,365 estimated Malaysian tax reimbursement, $5,476 tax preparation service reimbursement, $14,960 housing allowance, $14,843 Malaysian Provident Fund contribution that is not required by applicable law, $4,082 private health insurance, $3,547 medical reimbursement and $438 club memberships. The tax preparation service reimbursement is converted from Singapore dollars using the November 2, 2008 exchange ratio of 1.4732 Singapore Dollars per U.S. Dollar as reported by x-rates.com.

(7)	Represents a cash bonus paid to Mr. Ingram in lieu of a mortgage subsidy that Mr. Ingram was entitled to under an Agilent benefit program.

(8)	Represents $9,000 401(k) employer match.

(9)	Represents amounts paid to Ms. Johnson in exchange for the cancellation of vested options.

(10)	Pursuant to the terms of the Separation Agreement entered into with Mr. Stewart on August 16, 2007, Mr. Stewart was granted 100% vesting on the 36,667 performance options which vested on December 1, 2007. Mr. Stewart forfeited the remainder of his unvested options.

(11)	Represents $1,961,588 paid to Mr. Stewart in exchange for the cancellation of vested options and $800 for car allowance.

Grant of Plan-Based Awards in Fiscal Year 2008

The following table sets forth information regarding grants of incentive awards during the fiscal year ended November 2, 2008 to each of our named executive officers.

Name (a)	Grant Date (b)		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards ($) (3) (1)
			Threshold ($) (1) (c)	Target ($) (2) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	Options (#) (j)
Hock E. Tan			93,750	750,000	1,687,500
Douglas R. Bettinger			1,641	65,625	147,656
	8/4/2008	(4)					150,000		150,000	10.68	1,611,870
Bian-Ee Tan			4,781	382,474	860,566
Bryan Ingram			7,027	167,304	376,434
Fariba Danesh			11,471	273,123	614,527
Mercedes Johnson (5)			7,800	312,006	702,014

(1)	Threshold amount for Mr. Hock E. Tan is 12.5% of his target bonus amount, calculated based on the achievement of a single corporate goal at 50% of the target for such goal and using the minimum individual performance factor. Threshold amount for Mr. Bettinger is 2.5% of his target bonus amounts, for Mr. Bian-Ee Tan is 1.25% of his target bonus amount, and for Mr. Ingram and Ms. Danesh is 4.2% of their target bonus amounts, in each case, calculated based on the achievement of a single divisional goal at 50% of the target for such goal and using the minimum individual performance factor. Maximum threshold is 225% of the target bonus amount, which assumes maximum (150%) performance for each corporate and divisional goal and uses the maximum individual performance factor (150%). The target bonus amount can also be calculated by multiplying the base salary of each named executive officer times the participation rate of such executive as set forth in the “Annual Cash Incentive Program—Summary Bonus Table” above. For example, Mr. Bettinger’s target amount of $65,625 can be calculated by multiplying 75% times his 2008 base salary of $87,500.

(2)	Mr. Hock E. Tan’s bonus participation rate is 120%, Messrs. Bettinger and Bian-Ee Tan and Ms. Danesh’s bonus participation rate is 75% of base salary and Mr. Ingram’s bonus participation rate is 50% of base salary. For fiscal year 2009, Mr. Ingram’s bonus participation rate has been increased to 75%.

(3)	The grant date fair value of these options was determined in accordance with SFAS No. 123R. Please see Note 11 to the Consolidated Financial Statements included elsewhere in this Form 20-F for the valuation assumptions used in determining such amounts.

(4)	Mr. Bettinger’s options were granted pursuant to the terms of the Executive Plan. The options covered an aggregate of 300,000 ordinary shares and vest 50% based upon the passage of time and the optionee’s continued employment with us or our subsidiaries and 50% based upon achieving specified financial targets, in each case, at a rate of 20% per year over five years on each anniversary of the grant date. The term of the options is 10 years.

(5)	Ms. Johnson resigned her employment with us in August 2008 and forfeited her bonus opportunity.

Outstanding Equity Awards at 2008 Fiscal Year-End

The following table sets forth grants of stock options outstanding on November 2, 2008, the last day of the fiscal year, to each of our named executive officers.

	Option Awards
Name (a)	Vesting Reference Date	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)
Hock E. Tan	Dec. 1, 2005 (1)	940,000	555,000	855,000	5.00	4/12/2016
Douglas R. Bettinger	Aug. 4, 2008 (2)	0	150,000	150,000	10.68	8/3/2018
Bian-Ee Tan	Dec. 1, 2005 (2)	720,000	540,000	540,000	5.00	11/30/2015
Bryan Ingram	Dec. 1, 2005 (3)	66,666	0	0	1.25	1/23/2015
	Dec. 1, 2005 (2)	103,332	77,501	77,501	5.00	11/30/2015
	Dec. 1, 2005 (2)	25,000	18,750	18,750	5.00	4/23/2016
	Nov. 1, 2007 (2)	35,832	71,667	71,667	10.22	10/31/2017
Fariba Danesh	Jun. 16, 2006 (2)	130,000	97,500	97,500	6.48	8/21/2016
	Nov. 1, 2007 (2)	35,000	70,000	70,000	10.22	10/31/2017
Mercedes Johnson	Dec. 1, 2005 (4)	41,500	0	0	5.00	11/30/2015

(1)	Options to purchase 925,000 shares vest based upon the passage of time and Mr. Tan’s continued employment with Avago, and options to purchase 1,425,000 shares vest based upon achieving specified financial targets, in each case, at a rate of 20% per year over five years on each anniversary of the Vesting Reference Date.

(2)	Options vest 50% based upon the passage of time and the optionee’s continued employment with Avago and 50% based upon achieving specified financial targets, in each case, at a rate of 20% per year over five years on each anniversary of the Vesting Reference Date.

(3)	Fully vested as of the date of grant.

(4)	Ms. Johnson resigned from our company effective August 1, 2008.

2008 Non-Qualified Deferred Compensation

The following table sets forth information regarding contributions and earnings under the Avago Technologies U.S. Inc. Deferred Compensation Plan during fiscal year 2008.

Name (a)	Registrant Contributions in Fiscal Year 2008 ($)(1) (c)	Aggregate Earnings in Fiscal Year 2008 ($) (2) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at November 2, 2008 ($) (3) (f)
Bryan Ingram	0	(6,564)	0	11,764
James Stewart	0	(177)	3,539	0

(1)	The Avago Technologies U.S. Inc. Deferred Compensation Plan is an unfunded and unsecured deferred compensation arrangement that is designed to allow the participants to defer a specified percentage of their base salary, commissions and/or bonuses in a manner similar to the way in which the Avago Technologies U.S. Inc. 401(k) plan operates, but without regard to the maximum deferral limitations imposed on 401(k) plans by the Internal Revenue Code. In addition, we may make discretionary contributions to participant accounts. As required by applicable law, participation in the Deferred Compensation Plan is limited to a group of our management employees who have an annual base salary plus targeted commissions of at least $175,000, which group includes each of our U.S. based named executive officers.

Amounts deferred by each participant pursuant to the Deferred Compensation Plan are credited to a bookkeeping account maintained on behalf of that participant. Amounts credited to each participant under the Deferred Compensation Plan are periodically adjusted for earnings and/or losses at a rate that is equal to one or more of the measurement funds elected by a participant. Currently, the measurement funds consist of the following: Fidelity Retirement Government Money Market Portfolio, PIMCO Total Return Fund Institutional Class, Mainstay ICAP Equity Fund—Class I, Goldman Sachs Small Cap Value Fund Institutional Class, MainStay Large Cap Growth Fund—Class I, Spartan® U.S. Equity Index Fund Investor Class, Fidelity Contrafund®, Wells Fargo Advantage Discovery Fund – Institutional, Templeton Foreign Fund Class A, Fidelity Freedom Funds®, Fidelity Freedom Income Fund®, Fidelity Freedom 2000 Fund®, Fidelity Freedom 2005 Fund®, Fidelity Freedom 2010 Fund®, Fidelity Freedom 2015 Fund®, Fidelity Freedom 2020 Fund® , Fidelity Freedom 2025 Fund®, Fidelity Freedom 2030 Fund®, Fidelity Freedom 2035 Fund®, Fidelity Freedom 2040 Fund®, Fidelity Freedom 2045 Fund® and Fidelity Freedom 2050 Fund®.

Distributions are made in accordance with elections filed by participants at the time of their initial deferrals and distributions occur in a lump sum upon death or total disability and in a lump sum or installments upon a participant’s separation of service.

(2)	Amounts reflected are not included in the “Fiscal Year 2008 Summary Compensation Table” because the earnings and losses are not “above-market.” These amounts include dividends, interest and change in market value.

(3)	$16,400 of employer contributions have been included in the Summary Compensation Table as All Other Compensation for fiscal year 2007.

Employment, Severance and Change of Control Agreements with Named Executive Officers

Hock E. Tan

Parent entered into an offer letter with Hock E. Tan on March 28, 2006. Mr. Tan’s offer letter provides that Mr. Tan will be Parent’s President and Chief Executive Officer commencing March 31, 2006 and that he will be a member of Parent’s Board of Directors. Mr. Tan’s offer letter entitles him to a base salary of $600,000 per year with a target bonus opportunity of 100% of his base salary. Mr. Tan’s offer letter also provides for the grant of an option to purchase 950,000 ordinary shares of Parent with 225,000 shares subject to the option vesting 20% per year based upon Mr. Tan’s continued employment and 725,000 shares subject to the option vesting 20% per year based upon us attaining specified performance targets. In accordance with his offer letter, Mr. Tan purchased $2 million in ordinary shares of Parent and was granted additional non-qualified options to purchase 1,400,000 ordinary shares of Parent. Mr. Tan’s offer letter agreement provides that he will be eligible to participate in all employee benefit plans made available to executive officers, is entitled to enter into an indemnification agreement and must enter into our standard agreement regarding confidential information and proprietary developments. Mr. Tan’s offer letter agreement entitled him to the payment of a relocation bonus in the amount of one month’s base salary which was paid in a single lump sum following his commencement of employment.

Mr. Tan’s offer letter provides Mr. Tan with severance in the event of the termination of his employment without cause or a resignation by him for good reason, provided that, in each case, Mr. Tan executes and does not revoke a general release of all claims against Parent and its affiliates. If the termination of employment without cause or resignation for good reason takes place within the three months prior to or the 12 months following a change in control of Parent, Parent must provide Mr. Tan with (a) continued salary payments for 24 months following his termination or resignation, (b) an amount equal to 200% of the lesser of Mr. Tan’s prior year’s bonus or target bonus, in both (a) and (b), payable in 24 monthly installments, and (c) 12 months accelerated vesting for those options held by Mr. Tan which would otherwise vest based upon the passage of time and his continued employment. If the termination of employment without cause or resignation for good reason takes place more than three months prior to or more than 12 months following a change in control of Parent, Mr. Tan is entitled to (a) continued salary payments for 12 months following his termination or resignation and (b) an amount equal to the lesser of his prior year’s bonus or target bonus, in both (a) and (b), payable in 12 monthly installments.

Douglas R. Bettinger

Parent entered into an offer letter with Douglas R. Bettinger on July 4, 2008. Mr. Bettinger’s offer letter provides that Mr. Bettinger will be Parent’s Senior Vice President and Chief Financial Officer. Mr. Bettinger’s offer letter entitles him to a base salary of $350,000 per year and a target bonus opportunity of 75% of his base salary. Mr. Bettinger’s offer letter also provides for the grant of an option to purchase 300,000 of ordinary shares of Parent with 150,000 of the shares subject to the option vesting at a rate of 20% per year based upon Mr. Bettinger’s continued employment and 150,000 of the shares subject to the option vesting at a rate of 20% per year based upon us attaining specified performance targets and Mr. Bettinger’s continued employment. The offer letter also provides that Mr. Bettinger will be eligible for a $100,000 bonus, for which we will pay all income and employment taxes, provided that he invests at least $175,000 in Parent’s ordinary shares prior to October 4, 2008. Mr. Bettinger’s offer letter agreement provides that he will be eligible to participate in all employee benefit plans made available to executive officers, is entitled to enter into an indemnification agreement and must enter into the standard agreement regarding confidential information and proprietary developments.

Mr. Bettinger’s offer letter provides him with severance in the event of the termination of his employment without cause or a resignation by him for good reason, provided that, in each case, Mr. Bettinger executes and does not revoke a general release of all claims against Parent and its affiliates within 60 days of any such termination. If the termination of employment without cause or resignation for good reason takes place within 12 months following a change in control of Parent, Parent must provide Mr. Bettinger with (a) 12 months of continued salary payments commencing on the sixtieth day following his separation from us, (b) an amount equal to 100% of the lesser of Mr. Bettinger’s prior year’s bonus or target bonus payable in 12 monthly installments commencing on the sixtieth day following his separation from us, (c) 12 months accelerated vesting for those options held by Mr. Bettinger which would otherwise vest based upon the passage of time and his continued employment, and (d) the payment of continued health, dental and vision insurance premiums for Mr. Bettinger and any covered dependents for 12 months, or, if earlier, until Mr. Bettinger is covered under similar plans of a new employer. If Mr. Bettinger’s termination of employment without cause or resignation for good reason takes place prior to or more than 12 months following a change in control of Parent, Mr. Bettinger is entitled to (a) nine months of continued salary payments commencing on the sixtieth day following his separation from us, (b) an amount equal to the lesser of 50% of his prior year’s bonus or target bonus payable in nine monthly installments commencing on the sixtieth day following his separation from us, and (c) the payment of continued health, dental and vision insurance premiums for Mr. Bettinger and any covered dependents for six months, or, if earlier, until Mr. Bettinger is covered under similar plans of a new employer.

Mercedes Johnson

Parent entered into a Severance Benefits Agreement with Mercedes Johnson effective June 14, 2006. Ms. Johnson’s Severance Benefits Agreement provides Ms. Johnson with severance in the event of her termination of employment without cause or a resignation by her for good reason, provided that, in each case, Ms. Johnson executes and does not revoke a general release of all claims against Parent and its affiliates. If Ms. Johnson’s termination of employment without cause or resignation for good reason takes place within the three months prior to or the 12 months following a change in control of Parent, Parent must provide Ms. Johnson with (a) continued salary payments for 12 months following her termination or resignation, (b) an amount equal to the lesser of Ms. Johnson’s prior year’s bonus or target bonus, in both (a) and (b), payable in 12 monthly installments, (c) 12 months accelerated vesting for those options held by Ms. Johnson which would otherwise vest based upon the passage of time and her continued employment, and (d) the payment of continued health, dental and vision insurance premiums for Ms. Johnson and any covered dependents for 12 months, or, if earlier, until Ms. Johnson and any covered dependents are covered under similar plans of a new employer. If Ms. Johnson’s termination of employment without cause or resignation for good reason takes place more than three months prior to or more than 12 months following a change in control of Parent, Ms. Johnson is entitled to (a) continued salary payments for six months following her termination or resignation, (b) an amount equal to 50% of the lesser of her prior year’s bonus or target bonus, in both (a) and (b), payable in six monthly installments, and (c) the payment of continued health, dental and vision insurance premiums for Ms. Johnson and any covered dependents for six months, or, if earlier, until Ms. Johnson and any covered dependents are covered under similar plans of a new employer.

Effective August 1, 2008, Ms. Johnson resigned as the Senior Vice President, Finance and Chief Financial Officer of Avago. In connection with Ms. Johnson’s resignation, Parent entered into a separation agreement with her effective August 1, 2008, or the Termination Date. Under the terms of the separation agreement, Avago accelerated the vesting of options to purchase 83,000 ordinary shares of Parent held by Ms. Johnson. In addition, Parent agreed to pay $1,819,400, less any applicable withholding, to Ms. Johnson to exercise its call right with respect to all ordinary shares and all vested and exercisable options held by Ms. Johnson as of the Termination Date.

Bian-Ee Tan

In November 2005, in anticipation of the SPG Acquisition, Avago Technologies (Malaysia) Sdn. Bhd. entered into an employment agreement with Mr. Bian-Ee Tan typical of those entered into with other management employees who would be joining Avago. Mr. Tan’s annual base salary was set at approximately $371,597 (using the November 2, 2008 exchange ratio of 3.5295 Malaysian Ringgits per U.S. Dollar as reported by x-rates.com). The agreement gave either party the right to terminate employment on one month’s written notice or payment in lieu of notice. Benefits, tax and payroll conditions were determined at the close of the SPG Acquisition. In October 2006, because he would otherwise have had to retire pursuant to company practice, Mr. Tan’s employment was extended through December 2011 on the same terms and conditions.

Bryan Ingram

Avago Technologies U.S. Inc., our wholly owned subsidiary, entered into an employment agreement with Bryan Ingram on October 30, 2007, effective as of November 1, 2007. Mr. Ingram’s employment agreement provides that Mr. Ingram will be Avago’s Senior Vice President and General Manager, Wireless Semiconductor Division. Mr. Ingram’s employment agreement entitles him to a base salary of $321,732 per year (as adjusted from time to time) with a target bonus opportunity of 40% of his base salary. Mr. Ingram’s employment agreement also provides for the grant of an option to purchase 179,166 ordinary shares of Parent with 89,583 of the shares subject to the option vesting 20% per year based upon Mr. Ingram’s continued employment and 89,583 of the shares subject to the option vesting 20% per year based upon attaining specified performance targets, as determined by Parent’s Board. Mr. Ingram’s employment agreement provides that he will be eligible to participate in all employee benefit plans made available to similarly situated employees.

Mr. Ingram’s employment agreement provides that in the event of the termination of his employment with Avago by Avago without cause, his death or disability, or a resignation by him for good reason prior to November 1, 2009, Parent must provide him with 12 months continued salary payments following such termination or resignation, and the accelerated vesting of options to purchase ordinary shares held by Mr. Ingram which would otherwise have vested had he continued his employment with Avago through November 1, 2009. If Mr. Ingram’s employment is terminated by Avago without cause, because of his death or disability, or he resigns for good reason after November 1, 2009 and within the three months prior to or 12 months following a change in control of Parent, Mr. Ingram is entitled to (a) 12 months continued salary payments, (b) an amount equal to the lesser of his prior year’s bonus or target bonus for the fiscal year in which the termination occurs, and (c) 12 months of accelerated vesting for those options to purchase ordinary shares held by Mr. Ingram which would otherwise vest based solely upon the passage of time and his continued employment. Under the employment agreement, Mr. Ingram must execute, and not revoke, a general release of all claims against Parent and its affiliates, and any continued salary payments are subject to Mr. Ingram continuing to abide by the noncompetition and nonsolicitation provisions of his employment agreement.

Fariba Danesh

Avago Technologies U.S. Inc., our wholly owned subsidiary, entered into an employment agreement with Fariba Danesh on October 30, 2007, effective as of November 1, 2007. Ms. Danesh’s employment agreement provides that Ms. Danesh will be Avago’s Senior Vice President and General Manager, Fiber Optics Products Division. Ms. Danesh’s employment agreement entitles her to a base salary of $357,012 per year (as adjusted from time to time) with a target bonus opportunity of 75% of her base salary. Ms. Danesh’s employment agreement also provides for the grant of an option to purchase 175,000 ordinary shares of Parent with 87,500 of the shares subject to the option vesting 20% per year based upon Ms. Danesh’s continued employment and 87,500 of the shares subject to the option vesting 20% per year based upon attaining specified performance targets, as determined by Parent’s Board. Ms. Danesh’s employment agreement provides that she will be eligible to participate in all employee benefit plans made available to similarly situated employees.

Ms. Danesh’s employment agreement provides that in the event of the termination of her employment with Avago by Avago without cause, her death or disability, or a resignation by her for good reason prior to November 1, 2009, Parent must provide her with 12 months continued salary payments following such termination or resignation, and the accelerated vesting of options to purchase ordinary shares held by Ms. Danesh which would otherwise have vested had she continued her employment with Avago through November 1, 2009. If Ms. Danesh’s employment is terminated by Avago without cause, because of her death or disability, or she resigns for good reason after November 1, 2009 and within the three months prior to or 12 months following a change in control of Parent, Ms. Danesh is entitled to (a) 12 months continued salary payments, (b) an amount equal to the lesser of her prior year’s bonus or target bonus for the fiscal year in which the termination occurs, and (c) 12 months of accelerated vesting for those options to purchase ordinary shares held by Ms. Danesh which would otherwise vest based solely upon the passage of time and her continued employment. Under the employment agreement, Ms. Danesh must execute, and not revoke, a general release of all claims against Parent and its affiliates, and any continued salary payments are subject to Ms. Danesh continuing to abide by the noncompetition and nonsolicitation provisions of her employment agreement.

James Stewart

Parent entered into a Separation Agreement with James Stewart on August 16, 2007. The separation agreement provides that Mr. Stewart’s employment with Avago would terminate on December 1, 2007. In connection with the separation agreement, Mr. Stewart received a lump sum cash payment equal to his target bonus for fiscal year 2007. In addition, as of the date of Mr. Stewart’s termination of employment, he held options to purchase 133,333 ordinary shares of Parent for an exercise price of $1.25, which were fully vested and exercisable, and 366,667 ordinary shares for an exercise price of $5.00 per share, 146,665 of which were vested and exercisable. Of these 146,665 shares, Mr. Stewart was granted 100% vesting on the 36,667 performance options that vested on December 1, 2007. In exchange for the cancellation of all of Mr. Stewart’s options, and pursuant to the terms of the Executive Plan, Parent made a lump sum cash payment to Mr. Stewart in an amount equal to $1,961,588, which represents the aggregate fair market value of the ordinary shares subject to the options as of the date of Mr. Stewart’s termination of employment, as determined by Parent’s Board, less the aggregate exercise price of Mr. Stewart’s options. As a condition to us making these payments, Mr. Stewart executed a general release of all claims against Parent and its affiliates on December 2, 2007.

Potential Severance Payments and Benefits Upon Involuntary Termination

The following table reflects the potential payments and benefits to which the NEOs would be entitled under their agreements or our company’s policies and practices as described under “Termination-Based Compensation” above in the event of an involuntary termination taking place not in connection with a change in control. The amounts presented in the table assume a termination date of November 2, 2008 and that all eligibility requirements contemplated by the NEO’s respective agreements or our company’s policies and practices, as applicable, were met.

	Cash Severance Base Salary ($)		Cash Severance Bonus ($)		Health Benefits Continuation Coverage ($)	Unexercisable Options that Vest (#)	Unexercisable Options that Vest ($) (1)	Total ($)
Hock E. Tan	625,000		750,000		0	0	0	1,375,000
Douglas R. Bettinger	262,500		131,250		8,174	0	0	401,924
Bian-Ee Tan		(2)	462,946	(3)	0	0	0	462,946
Bryan Ingram	334,608		0		0	49,999	190,473	525,081
Fariba Danesh	364,164		0		0	50,000	144,550	508,714

(1)	Represents the difference between the exercise price of each unvested option that is accelerated and $10.68, which the Compensation Committee has determined equals the per share fair market value of our ordinary shares as of November 2, 2008.

(2)	Termination benefits for senior executives in Malaysia are decided on a case by case basis.

(3)	The amounts reported under the Cash Severance Bonus column for Mr. Bian-Ee Tan represent the executive’s annual bonus for fiscal year 2008, which would have been paid to Mr. Bian-Ee Tan upon a termination of employment provided the executive remained employed through the end of the applicable fiscal year pursuant to the past practice followed by our company. Such amount otherwise would have been paid in fiscal year 2009.

Potential Severance Payments and Benefits Upon Involuntary Termination Following Change in Control

The following table reflects the potential payments and benefits to which the NEOs would be entitled under their employment agreements or our company’s policies and practices as described under “Termination-Based Compensation” above in the event of an involuntary termination taking place in connection with a change in control. The amounts presented in the table assume a termination date of November 2, 2008 and that all eligibility requirements contemplated by the NEO’s respective agreements and our company’s policies and practices, as applicable, were met.

	Cash Severance Base Salary ($)		Cash Severance Bonus ($)		Unexercisable Options that Vest (#)	Unexercisable Options that Vest ($) (1)	Health Benefits Continuation Coverage ($)	Total ($)
Hock E. Tan	1,250,000		1,500,000		185,000	1,050,800	0	3,800,800
Douglas R. Bettinger	350,000		260,392		35,000	0	16,347	626,739
Bian-Ee Tan		(2)	462,946	(3)	180,000	1,022,400	0	1,485,346
Bryan Ingram	334,608		0		49,999	190,473	0	525,081
Fariba Danesh	364,164		0		50,000	144,550	0	508,714

(1)	Represents the difference between the exercise price of each unvested option that is accelerated and $10.68, which the Compensation Committee has determined equals the per share fair market value of our ordinary shares as of November 2, 2008.

(2)	Termination benefits for senior executives in Malaysia are decided on a case by case basis.

(3)	The amounts reported under the Cash Severance Bonus column for Mr. Bian-Ee Tan represent the executive’s annual bonus for fiscal year 2008, which would have been paid to Mr. Bian-Ee Tan upon a termination of employment provided the executive remained employed through the end of the applicable fiscal year pursuant to the past practice followed by our company. Such amount otherwise would have been paid in fiscal year 2009.

Employee Benefit and Stock Plans

Amended and Restated Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries (“Executive Plan”)

Parent’s Board of Directors initially adopted and its shareholders initially approved the Executive Plan on November 23, 2005. The Executive Plan was amended and restated by Parent’s Board of Directors on April 14, 2006 and January 25, 2007 and the amended and restated Executive Plan was approved by its shareholders on April 11, 2007. The Executive Plan was also amended and restated by Parent’s Board of Directors on February 25, 2008.

Types of Awards. The Executive Plan provides for the grant of non-qualified options and share purchase rights to employees, consultants and other persons having a unique relationship with Avago or its subsidiaries.

Share Reserve. Parent has reserved an aggregate of 30,000,000 ordinary shares for issuance under the Executive Plan and the Amended and Restated Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries, or the Senior Management Plan.

Administration. The Compensation Committee administers the Executive Plan. The Compensation Committee has the authority to select the employees to whom options and/or share purchase rights will be granted under the Executive Plan, the number of shares to be subject to those options or share purchase rights, and the terms and conditions of the options and share purchase rights. In addition, the Compensation Committee has the authority to construe and interpret the Executive Plan and to adopt rules for the administration, interpretation and application of the Executive Plan that are consistent with the terms of the Executive Plan.

Shareholder Agreements. The options and shares acquired upon exercise of options and share purchase rights granted pursuant to the Executive Plan are subject to the terms and conditions of shareholder agreements entered into by the option and share purchase right holders. Please see “—Employee Benefit and Stock Plans—Management Shareholders Agreement.”

Amendment. The Executive Plan may be amended or modified by the Compensation Committee, and may be terminated by Parent’s Board of Directors.

Exercise. The exercise price of options and share purchase rights granted under the Executive Plan may be paid for in cash, or, with the consent of the Compensation Committee, with the ordinary shares, including ordinary shares acquired contemporaneously upon exercise.

Certain Events. Under the Executive Plan, the Compensation Committee may, in its sole discretion, provide that options granted under the plan cannot be exercised after the consummation of the merger or consolidation into another corporation, the exchange of all or substantially all of the assets for the securities of another corporation, the acquisition by another corporation of 80% or more of Parent’s then outstanding voting shares or its recapitalization, reclassification, liquidation or dissolution, or other adjustment or event which results in Parent’s ordinary shares being exchanged for or converted into cash, securities or other property, in which case the Compensation Committee may further provide that the options will become fully vested and exercisable prior to the completion of the change of control. The Compensation Committee may also provide that options remaining exercisable after such an event may only be exercised for the consideration received by shareholders in such event, or its cash equivalent. Parent shall in its discretion appropriately and equitably adjust the exercise price of an option in the event of a spin off or other substantial distribution of its assets.

Management Shareholders Agreement

Each participant in the Executive Plan, including each executive officer, as well as certain participants in our Senior Management Plan, has entered into a Management Shareholders Agreement with Parent and its controlling shareholder, Bali Investments S.àr.l., in connection with the executive’s purchase of shares pursuant to the Executive Plan. Each Management Shareholders Agreement provides Parent with certain rights that effectively restrict the transfer of ordinary shares until a change of control transaction or the later of five years from the date of purchase, or in the case of options, the date of grant, absent Parent’s prior written consent. The restrictive rights provided to Parent include a right of first refusal whereby Parent may purchase any shares offered to a third-party, a call right whereby Parent may repurchase shares upon a termination of employment or upon certain other events and a bring along right whereby Bali Investments S.àr.l. can require participants to sell shares along side Bali Investments. Each executive holds a put right whereby the executive can require Parent to repurchase shares upon the executive’s death or permanent disability, a tag-along right whereby each executive may require Bali Investments S.àr.l. or its successor to allow the executive to sell along side Bali Investments in certain sales, and “piggyback” registration rights allowing the executive to sell along side Bali Investments in a public offering.

Amended and Restated Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries

Parent’s Board of Directors initially adopted and its shareholders initially approved the Senior Management Plan on November 23, 2005. The Senior Management Plan was amended and restated by Parent’s Board of Directors on April 14, 2006 and the amended and restated Senior Management Plan was approved by its shareholders on April 11, 2007. The Senior Management Plan was also amended and restated by Parent’s Board of Directors on February 25, 2008.

Types of Awards. The Senior Management Plan provides for the grant of non-qualified options and share purchase rights to employees, consultants, other persons having a unique relationship with Avago or its subsidiaries and non-employee members of the Board of Directors.

Share Reserve. Parent has reserved an aggregate of 30,000,000 ordinary shares for issuance under the Senior Management Plan and the Executive Plan.

Administration. The Compensation Committee administers the Senior Management Plan. The Compensation Committee has the authority to select the employees to whom options and/or share purchase rights will be granted under the Senior Management Plan, the number of shares to be subject to those options or share purchase rights, and the terms and conditions of the options and share purchase rights. In addition, the Compensation Committee has the authority to construe and interpret the Senior Management Plan and to adopt rules for the administration, interpretation and application of the Senior Management Plan that are consistent with the terms of the Senior Management Plan.

Amendment. The Senior Management Plan may be amended or modified by the Compensation Committee, and may be terminated by Parent’s Board of Directors.

Exercise. The exercise price of options and share purchase rights granted under the Senior Management Plan may be paid for in cash, or, with the consent of the Compensation Committee, with the ordinary shares, including ordinary shares acquired contemporaneously upon exercise.

Certain Events. Under the Senior Management Plan, the Compensation Committee may, in its sole discretion, provide that options granted under the plan cannot be exercised after the consummation of the merger or consolidation into another corporation, the exchange of all or substantially all of the assets for the securities of another corporation, the acquisition by another corporation of 80% or more of Parent’s then outstanding voting shares or its recapitalization, reclassification, liquidation or dissolution, or other adjustment or event which results in Parent’s ordinary shares being exchanged for or converted into cash, securities or other property, in which case the Compensation Committee may further provide that the options will become fully vested and exercisable prior to the completion of the change of control. The Compensation Committee may also provide that options remaining exercisable after such an event may only be exercised for the consideration received by shareholders in such event, or its cash equivalent. Parent shall in its discretion appropriately and equitably adjust the exercise price of an option in the event of a spin off or other substantial distribution of assets.

401(k) Plan

Our U.S. eligible employees participate in the Avago Technologies U.S. Inc. 401(k) Plan, or the 401(k) Plan. Enrollment in the 401(k) Plan is automatic for employees who meet eligibility requirements unless they decline participation. Under the 401(k) Plan, we provide matching contributions to employees up to a maximum of 4% of an employee’s annual eligible compensation. The maximum contribution to the 401(k) Plan is 50% of an employee’s annual eligible compensation, subject to regulatory and plan limitations.

Compensation Committee Interlocks and Insider Participation

Messrs. Davidson and Greene are not, and have never been, officers or employees of Avago. None of Parent’s executive officers have served on the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of Parent’s Board of Directors or the Compensation Committee. Messrs. Davidson and Greene have been designated by Silver Lake and KKR, respectively, to serve on the Compensation Committee. Messrs. Davidson and Greene are also affiliated with the Silver Lake and KKR entities, respectively, that are parties to the Advisory Agreement with Parent. Please see also “Item 7. Major Shareholders and Related Party Transactions—Certain Relationships and Related Party Transaction, Director Independence.”

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

This report, filed in accordance with Item 407(e)(5) of Regulation S-K, should be read in conjunction with the other information relating to executive compensation which is contained elsewhere in this Form 20-F and is not repeated here.

In this context, the Compensation Committee hereby reports as follows:

1. The Compensation Committee has reviewed the Compensation Discussion and Analysis section contained herein with management.

2. Based on the review referred to in paragraph (1) above, the Compensation Committee recommended to the Board of Directors, and the Board of Directors has approved, that the Compensation Discussion and Analysis be included in this Form 20-F for filing with the Commission.

Members of the Compensation Committee

James A. Davidson

James H. Greene Jr.

Employees

Please see “Item 4. Information on the Company—Employees.”

Share Ownership

Please see “Item 7. Major Shareholders and Related Party Transactions—Certain Relationships and Related Party Transaction, Director Independence.” For a description of Parent’s equity plans, please see “Item 6. Directors, Senior Management and Employees—Employee Benefit and Stock Plans.”

Item 7. Major Shareholders and Related Party Transactions

Security Ownership of Certain Benefit Owners and Management and Related Stockholder Matters

All of our outstanding ordinary shares are beneficially owned by Parent (Avago Technologies Limited) through its wholly owned subsidiary, Avago Technologies Holding Pte. Ltd. Parent’s address is No. 1 Yishun Avenue 7, Singapore 768923. The following table sets forth information regarding beneficial ownership of the equity securities of Parent as of November 2, 2008 by:

•	each named executive officer;

•	each of our directors;

•	each person known to us to be the beneficial owner of more than 5% of Parent’s ordinary shares; and

•	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all ordinary shares that they beneficially own, subject to applicable community property laws.

Ordinary shares of Parent subject to options that are currently exercisable or exercisable within 60 days of November 2, 2008 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Percentage ownership is based on 213,517,292 ordinary shares outstanding on November 2, 2008.

	Ordinary Shares Beneficially Owned (1)
Name and Address of Beneficial Owner	Number	Percent
5% Shareholders:
Bali Investments S.àr.l (2)	172,676,402	80.9%
59, rue de Rollingergrund L-2440 Luxembourg
Funds affiliated with KKR (3)	172,676,402	80.9%
Suite 500, 603 - 7th Avenue S.W. Calgary, Canada
Funds affiliated with Silver Lake (4)	172,676,402	80.9%
Walker House, PO Box 908GT Mary Street, George Town Grand Cayman, Cayman Islands
Seletar Investments Pte. Ltd.	22,670,917	10.6%
60B Orchard Road #60-18, Tower 2 The Atrium @ Orchard Singapore 238891
Geyser Investment Pte Ltd	15,113,944	7.1%
c/o GIC 168 Robinson Road #37-01 Capital Tower Singapore 068912
Directors and Named Executive Officers:
Hock E. Tan (5)	1,710,000	*
Douglas R. Bettinger (6)	18,726	*
Mercedes Johnson (7)	41,500	*
Bian-Ee Tan (8)	1,480,000	*
Bryan Ingram (9)	319,996	*
Fariba Danesh (10)	211,296
James Stewart (11)	—	—
Dick M. Chang (12)	620,832	*
Adam H. Clammer (13)	30,000	*
James A. Davidson (14)	172,706,402	80.9%
James Diller (15)	180,000	*
James H. Greene Jr. (16)	172,706,402	80.9%
Kenneth Y. Hao (17)	172,706,402	80.9%
John R. Joyce (18)	172,706,402	80.9%
David Kerko (19)	—	—
J. F. Lien	—	—
Donald Macleod (20)	10,000	*
Bock Seng Tan (21)	30,000	*
All 20 directors and executive officers as a group (22)	177,739,084	83.2%

*	Represents beneficial ownership of less than 1%.

(1)	Shares shown in the table above includes shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

(2)	Bali Investments S.àr.l. is a Luxembourg corporation, the shareholders of which include overseas investment funds affiliated with KKR (such funds, as more specifically defined below, the KKR Funds) and funds affiliated with Silver Lake (such funds, as more specifically defined below, the Silver Lake Funds). Messrs. Adam Clammer, James A. Davidson, Kenneth Y. Hao, John R. Joyce and William J. Janetschek and Dr. Wolfgang Zettel, in their capacities as directors of Bali, may be deemed to have shared voting or dispositive power over these shares. Each of them, however, disclaims this beneficial ownership.

(3)	Shares shown in the table above includes 172,676,402 shares beneficially owned by Bali Investments S.àr.l., over which the KKR Funds may be deemed, as a result of their ownership of 46.4% of Bali’s outstanding shares, to have shared voting or dispositive power. The KKR Funds disclaim this beneficial ownership except for the shares that are deemed to be held indirectly by the KKR Funds in which such funds have a pecuniary interest, which consist of their 46.4% ownership of Bali, which is equivalent to an indirect ownership of 80,083,035 ordinary shares of Avago Technologies Limited.

The 80,083,035 ordinary shares deemed held indirectly by the KKR Funds are comprised of (a) 17,782,701 shares held by KKR Millennium Fund (Overseas), Limited Partnership, or KKR Millennium Overseas Fund, the general partner of which is KKR Associates Millennium (Overseas), Limited Partnership, the general partner of which is KKR Millennium Limited, (b) 35,407,740 shares held by KKR European Fund, Limited Partnership, or KKR Europe, the general partner of which is KKR Associates Europe, Limited Partnership, the general partner of which is KKR Europe Limited, (c) 23,748,545 shares held by KKR European Fund II, Limited Partnership, or KKR Europe II, the general partner of which is KKR Associates Europe II, Limited Partnership, the general partner of which is KKR Europe II Limited, and (d) 3,144,049 shares held by KKR Partners (International), Limited Partnership, or KKR International, the general partner of which is KKR 1996 Overseas, Limited. We refer to KKR Millennium Overseas Fund, KKR Europe, KKR Europe II and KKR International collectively as the KKR Funds. Messrs. Henry R. Kravis, George R. Roberts, James H. Greene, Jr., Paul E. Raether, Michael W. Michelson, Perry Golkin, Johannes P. Huth, Todd A. Fisher, Alexander Navab, Marc S. Lipschultz, Jacques Garaialde, Reinhard Gorenflos, Joseph Y. Bae, Brian F. Carroll, John K. Saer, Jr., Scott C. Nuttall, Michael M. Calbert and William J. Janetschek as directors of one or more of KKR Millennium Limited, KKR Europe Limited, KKR Europe II Limited, and KKR 1996 Overseas Limited, may be deemed to share beneficial ownership of any shares beneficially owned by the KKR Funds, respectively, but disclaim such beneficial ownership. Mr. Greene is a member of our board of directors. The above referenced shares are indirectly owned through the KKR Funds’ investments in Bali Investments S.àr.l., which directly holds shares in Avago Technologies Limited.

(4)	Shares shown in the table above includes 172,676,402 shares beneficially owned by Bali Investments S.àr.l., over which the Silver Lake Funds may be deemed, as a result of their ownership of 45.6% of Bali’s outstanding shares, to have shared voting or dispositive power. The Silver Lake Funds disclaim this beneficial ownership except for the shares that are deemed to be held indirectly by the Silver Lake Funds in which such funds have a pecuniary interest, which consist of their 45.6% ownership of Bali, which is equivalent to an indirect ownership of 78,733,338 ordinary shares of Avago Technologies Limited.

The 78,733,338 ordinary shares deemed held indirectly by the Silver Lake Funds are comprised of (a) 78,510,144 shares held by Silver Lake Partners II Cayman, L.P., or Silver Lake II, the general partner of which is Silver Lake Technology Associate II Cayman, L.P., the general partner of which is Silver Lake (Offshore) AIV GP II, Ltd., and (b) 223,194 shares held by Silver Lake Technology Investors II Cayman, L.P., or Silver Lake Technology II, the general partner of which is Silver Lake (Offshore) AIV GP II, Ltd. We refer to Silver Lake II and Silver Lake Technology II collectively as the Silver Lake Funds. Messrs. James A. Davidson, Glenn H. Hutchins, David J. Roux, Alan K. Austin, John R. Joyce, Michael J. Bingle, Egon Durban, Greg Mondre and Kenneth Y. Hao, as Directors of Silver Lake (Offshore) AIV GP II, Ltd., may be deemed to share beneficial ownership of any shares beneficially owned by the Silver Lake Funds, but disclaim such beneficial ownership. Messrs. Davidson, Hao and Joyce are members of our board of directors. The above referenced shares are indirectly owned through the Silver Lake Funds’ investments in Bali Investments S.àr.l., which directly holds shares in Avago Technologies Limited.

(5)	Shares shown in the table above includes 1,410,000 shares that Mr. Tan has the right to acquire within 60 days after November 2, 2008 upon the exercise of share options.

(6)	Mr. Bettinger was appointed as our Senior Vice President and Chief Financial Officer effective August 4, 2008.

(7)	Effective August 1, 2008, Ms. Johnson resigned from the Company. Shares shown in the table above includes 41,500 shares that, pursuant to her termination agreement, effective August 1, 2008, Ms. Johnson has a right to acquire within 60 days after November 2, 2008 upon the exercise of share options. Under the terms of her separation agreement, all ordinary shares and all vested and exercisable options held by Ms. Johnson are subject to the exercise of Avago’s call right.

(8)	Shares shown in the table above includes 1,080,000 shares that Mr. Tan has the right to acquire within 60 days after November 2, 2008 upon the exercise of share options.

(9)	Shares shown in the table above includes 294,996 shares that Mr. Ingram has the right to acquire within 60 days after November 2, 2008 upon the exercise of share options.

(10)	Shares shown in the table above includes 165,000 shares that Ms. Danesh has the right to acquire within 60 days after November 2, 2008 upon the exercise of share options.

(11)	Effective December 1, 2007, Mr. Stewart resigned from the Company.

(12)	Shares shown in the table above includes 620,832 shares that Mr. Chang has the right to acquire within 60 days after November 2, 2008 upon the exercise of share options.

(13)	Mr. Clammer is a member of KKR & Co. L.L.C. which is the general partner of Kohlberg Kravis Roberts & Co. L.P., which is an affiliate of the KKR Funds. Shares shown in the table above includes 30,000 shares that Mr. Clammer has the right to acquire within 60 days after November 2, 2008 upon the exercise of share options.

(14)	Mr. Davidson is a Director of Silver Lake (Offshore) AIV GP II, Ltd. Amounts disclosed for Mr. Davidson include shares beneficially owned by Bali Investments S.àr.l., to which the Silver Lake Funds may be deemed, as a result of their ownership of 45.6% of Bali’s outstanding shares, to have shared voting or dispositive power. Mr. Davidson disclaims beneficial ownership of any shares owned directly or indirectly by the Silver Lake Funds. See notes (2) and (4) above. Shares shown in the table above also includes 30,000 shares that Mr. Davidson has the right to acquire within 60 days after November 2, 2008 upon the exercise of share options.

(15)	Shares shown in the table above includes 30,000 shares that Mr. Diller has the right to acquire within 60 days after November 2, 2008 upon the exercise of share options.

(16)	Mr. Greene is a director of each of KKR Millennium Limited, KKR Europe Limited, KKR Europe II Limited and KKR 1996 Overseas Limited, and in such capacities may be deemed to share beneficial ownership of any shares beneficially owned by the KKR Funds, respectively. Mr. Greene disclaims beneficial ownership of any shares owned directly or indirectly by the KKR Funds. See notes (2) and (3) above. Shares shown in the table above also includes 30,000 shares that Mr. Greene has the right to acquire within 60 days after November 2, 2008 upon the exercise of share options.

(17)	Mr. Hao is a Director of Silver Lake (Offshore) AIV GP II, Ltd. Amounts disclosed for Mr. Hao include shares beneficially owned by Bali Investments S.àr.l., to which the Silver Lake Funds may be deemed, as a result of their ownership of 45.6% of Bali’s outstanding shares, to have shared voting or dispositive power. Mr. Hao disclaims beneficial ownership of any shares owned directly or indirectly by the Silver Lake Funds. See notes (2) and (4) above. Shares shown in the table above also includes 30,000 shares that Mr. Hao has the right to acquire within 60 days after November 2, 2008 upon the exercise of share options.

(18)	Mr. Joyce is a Director of Silver Lake (Offshore) AIV GP II, Ltd. Amounts disclosed for Mr. Joyce include shares beneficially owned by Bali Investments S.àr.l., to which the Silver Lake Funds may be deemed, as a result of their ownership of 45.6% of Bali’s outstanding shares, to have shared voting or dispositive power. Mr. Joyce disclaims beneficial ownership of any shares owned directly or indirectly by the Silver Lake Funds. See notes (2) and (4) above. Shares shown in the table above also includes 30,000 shares that Mr. Joyce has the right to acquire within 60 days after November 2, 2008 upon the exercise of share options.

(19)	Mr. Kerko is an executive of Kohlberg Kravis Roberts & Co. L.P.

(20)	Shares shown in the table above includes 10,000 shares that Mr. Macleod has the right to acquire within 60 days after November 2, 2008 upon the exercise of share options.

(21)	Shares shown in the table above includes 30,000 shares that Mr. Tan has the right to acquire within 60 days after November 2, 2008 upon the exercise of share options.

(22)	Shares shown in the table above includes 4,260,160 shares that directors and officers have the right to acquire within 60 days after November 2, 2008 upon the exercise of share options.

As of November 2, 2008, 971,211 ordinary shares of Parent, representing 0.45% of Parent’s outstanding shares, were held by a total of 29 holders of record with addresses in the United States.

Equity Compensation Plan Information

The following table provides certain information about Parent’s ordinary shares that may be issued under Parent’s equity compensation plans as of November 2, 2008. All of Parent’s equity compensation plans have been approved by Parent’s shareholders.

Plan Category	Ordinary shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by Parent shareholders (1)	21,343,128	$7.03	4,790,843

(1)	Includes options to purchase Parent ordinary shares under the Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries, as amended and the Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries, as amended.

Certain Relationships and Related Party Transaction, Director Independence

Since November 1, 2007, there has not been, nor is there any proposed transaction where the Company was or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of more than 5% of any class of Parent’s voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than as set forth below and the compensation, employment and other agreements and transactions which are described in “Item 6. Directors, Senior Management and Employees.”

Shareholder Agreement

Investors (the “Equity Investors”) invested approximately $1,300 million in our business as part of the SPG Acquisition. In connection with the closing of the SPG Acquisition, Parent entered into a Shareholder Agreement with the Equity Investors, other than members of management, who are party to separate agreements. The Shareholders Agreement was amended in February 2006.

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

Each of KKR, Silver Lake and Seletar has the right to remove and replace its director-designees at any time and for any reason and to fill any vacancies otherwise resulting in such director positions. If the number of directors that an Equity Investor is entitled to designate is reduced, any vacant seats on Parent’s Board of Directors will be filled by the Board of Directors acting in accordance with its nomination and governance procedures. The composition of our Board of Directors conforms to that of Parent.

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

Transfer Restrictions. Neither KKR nor Silver Lake may transfer its shares prior to an initial public offering, or within 2 years after Parent’s initial public offering, without the approval of the other Sponsor, subject to certain permitted transfers. No Co-Investor may transfer its shares without the approval of the Sponsors, except (i) to permitted transferees and (ii) if either Sponsor has reduced the number of shares it holds relative to the number of shares initially held by it, each Co-Investor may sell up to the number of shares as would cause such Co-Investor to reduce the number of shares it holds in the same proportion as that of such Sponsor. These transfer restrictions will terminate upon a change of control transaction unless terminated earlier by the Sponsors.

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

Advisory Agreement

In December 2005, in connection with the closing of the SPG Acquisition, Parent and its indirect subsidiary Avago Technologies International Sales Pte. Limited, a Singapore private limited company, entered into an Advisory Agreement with KKR and Silver Lake, pursuant to which Avago retained KKR and Silver Lake to provide general executive, management and other services as mutually agreed by Avago and KKR and Silver Lake, for which we pay each of them advisory fees of $625,000 per quarter, which is subject to a 5% increase each fiscal year during the agreement’s term (beginning in December 2005), and reimburse them for their out-of-pocket expenses. For the years ended October 31, 2006, October 31, 2007 and November 2, 2008, we recorded $5 million, $5 million and $6 million of expenses, respectively, in connection with the Advisory Agreement.

In connection with the closing of the SPG Acquisition, we paid each of KKR and Silver Lake an advisory fee of $18 million for services provided to us in evaluating, negotiating, documenting, financing and closing the SPG Acquisition. In connection with the closing of any subsequent change of control transaction, acquisition, disposition or divestiture, spin-off, split-off or financing completed during the term of the Advisory Agreement (or after if contemplated during the term) in each case with an aggregate value in excess of $25 million, we will pay each of KKR and Silver Lake a fee of 0.5% based on the aggregate value of such transaction. In connection with the closing of the sale of our Storage Business and the Printer ASICs Business, we paid each of KKR and Silver Lake $3.0 million and $3.0 million, respectively. For the sale of our Image Sensor operations, we paid less than $1 million to KKR and Silver Lake.

The Advisory Agreement has a 12-year term that is thereafter automatically extended on an annual basis subject to Parent’s right to terminate the agreement in connection with a change of control transaction or an initial public offering. The Advisory Agreement specifies that the termination payment equals the present value of unpaid advisory fees over the remaining term of the agreement, plus any fee due in respect of the transaction that gave rise to Parent’s right to terminate the Advisory Agreement.

Indemnification; Costs and Fees

Parent provides customary indemnification to the Equity Investors for liabilities arising from their ownership of shares of Parent and from the SPG Acquisition. Parent will pay all reasonable fees and expenses incurred by the Equity Investors from and after the closing of the SPG Acquisition in connection with the Equity Investors’ enforcement of their rights under the Shareholder Agreement, registration rights agreement and Articles of Association.

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

Other Relationships

In connection with the SPG Acquisition, Avago entered into a one year management consulting agreement with KKR Capstone, a consulting company that works exclusively with KKR and its portfolio companies. Under this agreement, KKR Capstone assisted us with the transition of Avago from a division of Agilent into a stand-alone company, including building and designing our information technology, human resources, procurement and workplace service organizations, selecting outsource vendors and the overall implementation of our corporate infrastructure. For services provided, we paid $1 million to Capstone during the year ended October 31, 2006.

An affiliate of Capstone was granted an option to purchase 800,000 ordinary shares of Parent with an exercise price of $5 per share on February 3, 2006. One half of these options vests over four years, and the other half vests upon the achievement of certain company financial performance metrics. These options are subject to variable accounting and we recorded a charge of $2 million, $1 million and $2 million for the years ended October 31, 2006, October 31, 2007 and November 2, 2008, respectively, related to the issuance of these options.

Investment funds affiliated with Silver Lake are investors in Flextronics International Ltd. and Mr. James Davidson, a director, also serves as a director of Flextronics. Agilent sold its Camera Module Business to Flextronics in February 2005. In the ordinary course of business, we continue to sell to Flextronics, which in the years ended October 31, 2006, October 31, 2007 and November 2, 2008 accounted for $191 million, $144 million and $155 million of net revenue from continuing operations, respectively. The trade accounts receivable due from Flextronics as of October 31, 2007 and November 2, 2008 was $23 million and $17 million, respectively. Flextronics continued to pay the deferred purchase price in connection with its acquisition of the Camera Module Business at the rate of $1 million per quarter, which payment was completed in the first quarter of fiscal year 2008.

Mr. John Joyce, a director, also serves as a director of Hewlett-Packard Company effective July 2007. In the ordinary course of business, we continue to sell to Hewlett-Packard Company, which in the years ended October 31, 2007 and November 2, 2008 accounted for $20 million and $30 million of net revenue from continuing operations, respectively. Trade accounts receivable due from Hewlett-Packard Company as of October 31, 2007 and November 2, 2008 was $7 million and $7 million, respectively. We also use Hewlett-Packard Company as a service provider for information technology services. For the years ended October 31, 2007 and November 2, 2008, operating expenses include $35 million and $32 million, respectively, for services provided by Hewlett-Packard Company.

Ms. Mercedes Johnson, our former Senior Vice President, Finance and Chief Financial Officer, is a director of Micron Technology, Inc. In December 2006, we completed the sale of our Image Sensor operations to Micron. Ms. Johnson recused herself from all deliberations of the board of directors of Micron concerning this transaction.

Mr. James Diller, a director, is also a director of PMC-Sierra, Inc. In February 2006, prior to Mr. Diller becoming a director of Avago, we completed the sale of our Storage Business to PMC for net proceeds of

$420 million. In the ordinary course of business, we continue to sell to PMC-Sierra, which in the years ended October 31, 2006, October 31, 2007 and November 2, 2008 accounted for $2 million, $1 million and $3 million of net revenue from continuing operations, respectively. Trade accounts receivable due from PMC-Sierra as of October 31, 2007 and November 2, 2008 was less than $1 million for both years.

Procedures for Approval of Related Person Transactions

As provided by the written Audit Committee Charter of Parent, the Audit Committee must review all related party transactions required to be disclosed in our financial statements, and approve any such related party transaction, unless the transaction is approved by another independent committee of Parent’s Board. In approving or rejecting the proposed agreement, the Audit Committee shall consider the relevant facts and circumstances available and deemed relevant to the Audit Committee, including, but not limited to the risks, costs and benefits to Avago, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Parent’s written Code of Ethics and Business Conduct requires that directors, officers and employees make appropriate disclosure of potential conflicts of interest situations to the Audit Committee, in the case of directors and officers, and the supervisor who will then seek authorization from the compliance officer, in the case of employees.

Director Independence

Parent’s Board of Directors has undertaken a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, the Board of Directors has determined that Messrs. Diller, Macleod and B.S. Tan and Ms. Lien are “independent” as that term is defined under the applicable rules and regulations of the Nasdaq Stock Market.

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

Taxation

The following discussions regarding taxation are with respect to the Company’s 10- 1/8% senior notes due December 1, 2013 (the “Senior Fixed Rate Notes”), senior floating rate notes due June 1, 2013 (the “Senior Floating Rate Notes” and, together with the Senior Fixed Rate Notes, the “Senior Notes”), and 11- 7/ 8% senior subordinated notes due December 1, 2015 (the “Senior Subordinated Notes”). The Senior Notes and the Senior Subordinated Notes are collectively referred to as the “notes.” The subsidiary co-issuers of the notes are Avago Technologies U.S. Inc. and Avago Technologies Wireless (U.S.A.) Manufacturing Inc., both indirect wholly-owned subsidiaries of the Company.

Certain United States Federal Income Tax Considerations

The following is a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the notes as of the date hereof. This summary deals only with notes that are held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).

This summary is based upon provisions of the Code and Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be subject to differing interpretation and may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. No ruling has been or will be sought from the Internal Revenue Service (the “IRS”) with respect to the matters discussed below. This summary does not address all aspects of United States federal income taxes or all tax considerations that may be relevant to holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws. For example, this summary does not address:

•

tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities, financial institutions, “financial services entities,” “passive foreign investment companies,” “controlled foreign corporations,” regulated investment companies, real estate investment trusts, investors in pass-through entities, tax-exempt entities, U.S. expatriates or insurance companies;

•	tax consequences to persons holding the notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

•	tax consequences to U.S. holders (as defined below) of the notes whose “functional currency” is not the United States dollar;

•	alternative minimum tax consequences, if any; or

•	any state, local or foreign tax consequences.

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

For purposes of this summary, the term “Non-United States Issuer” shall refer to the Company and the term “United States Issuers” shall refer to the subsidiary co-issuers.

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

Consequences to United States Holders

The following is a summary of certain United States federal income tax consequences that generally will apply to you if you are a beneficial owner of notes who is a U.S. holder. Certain tax consequences to “non-U.S. holders” of notes, which are defined as beneficial owners (other than partnerships) of notes who are not U.S. holders, are described under “Consequences to Non-U.S. Holders” below.

A “U.S. holder” means a person that is for United States federal income tax purposes any of the following:

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

Payments of Interest

Interest on a note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for tax purposes. In addition to interest on the notes, you will be required to include in income any additional amounts you receive with respect to the notes, which generally are intended to compensate you for withheld taxes, and any tax withheld from the interest payments you receive, even if you do not in fact receive this withheld tax. You may be entitled to deduct or credit this tax, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of your foreign taxes for a particular tax year). Interest payments from a United States Issuer on a note generally will be considered United States source income. Interest payments from the Non-United States Issuer (including Singapore taxes withheld from the interest payment and any “additional amounts” described above) on a note generally will be considered foreign source income and, for purposes of the United States foreign tax credit, generally will be considered passive category income. With respect to any interest payments from the Non-United States Issuer, you will generally be denied a foreign tax credit for foreign taxes imposed with respect to the notes where you do not meet a minimum holding period requirement during which you are not protected from risk of loss. In addition, if a foreign guarantor is called upon to make an interest payment on the notes and there is foreign withholding tax imposed on that payment, to the extent that a portion of that payment is treated as United States source income, you would generally not be able to use the foreign tax credit to fully offset that foreign withholding tax unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

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

Consequences to Non-U.S. Holders

The following is a summary of certain United States federal income tax consequences that will apply to you if you are a non-U.S. holder of notes.

United States Federal Withholding Tax

The 30% United States federal withholding tax will not apply to any payment by a United States Issuer of principal and, under the “portfolio interest rule,” interest on the notes, provided that:

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

•

IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under “United States Federal Income Tax”).

The 30% United States federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of a note.

United States Federal Income Tax

If you are engaged in a trade or business in the United States and interest received on the notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), then you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% United States federal withholding tax, provided the certification requirements discussed above in “United States Federal Withholding Tax” are satisfied) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits, subject to adjustments, or such lower rate specified by an applicable tax treaty.

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

Information Reporting and Backup Withholding

U.S. Holders

Generally, information reporting requirements will apply to all payments we make to you and the proceeds from a sale or other disposition of a note paid to you, unless you are an exempt recipient such as a corporation that, when required, demonstrates that fact. Additionally, if you fail to provide your taxpayer identification number or to make certain certifications, or in the case of interest payments, fail either to report in full dividend and interest income, you may be subject to backup withholding (currently at a rate of 28%).

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

In general, no information reporting will be required regarding the proceeds of the sale of a note made within the United States or conducted through certain United States-related financial intermediaries, if the payer receives certain certifications and does not have actual knowledge or reason to know that you are a United States person as defined under the Code, or you otherwise establish an exemption.

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

Singapore Tax Considerations

The statements below are general in nature and are based on certain aspects of current tax laws in Singapore and administrative guidelines issued by the Monetary Authority of Singapore (“MAS”) in effect as at the date of this Form 20-F and are subject to any changes in such laws or administrative guidelines, or the interpretation of those laws or guidelines, occurring after such date, which changes could be made on a retroactive basis. Neither these statements nor any other statements in this Form 20-F are to be regarded as advice on the tax position of any holder of the notes or of any person acquiring, selling or otherwise dealing with the notes or on any tax implications arising from the acquisition, sale or other dealings in respect of the notes. The statements do not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire, own or dispose of the notes and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. HOLDERS OF THE NOTES WHO ARE IN DOUBT ABOUT THEIR RESPECTIVE TAX POSITIONS OR ANY SUCH TAX IMPLICATIONS OF THE ACQUISITION, OWNERSHIP OR TRANSFER OF THE NOTES OR WHO MAY BE SUBJECT TO TAX IN A JURISDICTION OTHER THAN SINGAPORE SHOULD CONSULT THEIR OWN TAX ADVISORS.

1. Interest and Other Payments

Under tax laws currently in effect in Singapore, interest, premium, discounts and other payments of income in connection with notes derived by any persons would generally be subject to tax in Singapore. Further, where any payment of income within Section 12(6) of the Singapore Income Tax Act (the “ITA”) (including interest and other payments in connection with any loan or indebtedness) is made to a person not known to be a resident in Singapore for tax purposes, such payment would be subject to withholding of Singapore tax. The withholding tax rate was 20% up to Year of Assessment 2007 and is currently 18%. However, this rate will be reduced to 15% if such payment is derived by a person who is not resident in Singapore from sources other than such person’s trade, business, profession or vocation carried on or exercised in Singapore and that is not effectively connected with any permanent establishment in Singapore of that person. The rate of 15% may be further reduced by applicable tax treaties.

A. Finance and Treasury Centre Incentive

Avago Technologies Finance Pte. Ltd. has received in-principle approval for the Finance and Treasury Centre (“FTC”) Incentive which is administered by the Singapore Economic Development Board (“EDB”), an agency of the Government of Singapore, constituted under the Economic Development Board Act, Chapter 85 of Singapore, in conjunction with the MAS. The approval is currently subject to receipt of a written confirmation by the EDB.

Under the Income Tax (Exemption of Interest and Other Payments for Economic and Technological Development) (No. 2) Notification 2003 (“the Notification”), interest payable by a FTC incentive company approved before September 30, 2005 on any non-Singapore dollar notes held by a person who is not resident in Singapore is exempt from Singapore income tax, provided that the funds are used for the company’s qualifying activities and services to its approved network companies. Accordingly, no Singapore withholding tax provisions will be applicable. Notwithstanding the reference to the date September 30, 2005, it appears that the EDB (and MAS) would continue to treat the Notification as applicable to FTC companies approved after September 30, 2005. Avago Technologies Finance Pte. Ltd. anticipates that the in-principle approval for FTC would extend to the notes, and hence there should be no withholding tax on the interest payments.

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

If final approval for the FTC incentive is not received, interest payable by Avago Technologies Finance Pte. Ltd. on the notes would be subject to withholding tax, unless the notes qualify as “qualifying debt securities” as discussed below.

B. Qualifying Debt Securities

As the issue of the notes was lead managed by Lehman Brothers Inc., Citigroup Global Markets Singapore Pte. Ltd. and Credit Suisse First Boston (Singapore) Limited, each of whom was a financial sector incentive (bond market) company (as defined in the ITA) at the time of issue, the notes would be “qualifying debt securities” for the purposes of the ITA. If the notes are qualifying debt securities:

(a) Subject to certain prescribed conditions having been fulfilled, including:

(i) the furnishing by us, or such other person as the Comptroller of Income Tax in Singapore (“Comptroller”) may direct, of a return to the Comptroller with respect to the notes within such period as the Comptroller may specify and such other particulars in connection with the notes as the Comptroller may require; and

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

However, notwithstanding the foregoing, even though the notes are “qualifying debt securities,” if, at any time during the tenure of the notes, 50% or more of the principal amount of such notes is held beneficially or funded, directly or indirectly, by any related party (or parties) of Avago Technologies Finance Pte. Ltd. or the co-issuers, interest derived from such notes held by (1) any related party of Avago Technologies Finance Pte. Ltd. or the co-issuers, or (2) any other person where the funds used by such person to acquire such notes are obtained, directly or indirectly, from any related party of Avago Technologies Finance Pte. Ltd. or the co-issuers, shall not be eligible for the tax exemption, withholding tax exemption or the concessionary rate of tax of 10%.

The term “related party,” in relation to a person, means any other person who, directly or indirectly, controls that person, or is controlled, directly or indirectly, by that person, or where he and that other person directly or indirectly, are under the control of a common person.

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

2. Certain Types of Premium Payments

The tax exemption or the concessionary rate of tax of 10% on interest payments may not apply to certain types of premium payable in respect of the notes that are “income” in nature but that are not legally deemed or construed to be interest.

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

5. Estate Duty

Singapore estate duty has been abolished for deaths occurring on or after February 15, 2008.

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

We do not currently intend to pay cash dividends. Our senior credit agreement and the indentures governing the notes restrict our ability to pay dividends. See “Item 5. Operating and Financial Review and Prospects—Indebtedness.”

Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate

At November 2, 2008, we had $50 million of debt outstanding under the senior floating rate notes which is based on a floating rate index. A 1% increase in interest rates would increase the annual interest expense on that floating rate indebtedness by $0.5 million.

Currency Exchange Rates

Although a majority of our revenue and operating expenses is denominated in U.S. dollars, and we prepare our financial statements in U.S. dollars in accordance with GAAP, a portion of our revenue and operating expenses is in foreign currencies. Our revenues, costs and expenses and monetary assets and liabilities are exposed to changes in currency exchange rates as a result of our global operating and financing activities. To mitigate the exposures resulting from the changes in the exchange rates of these currencies, we enter into foreign exchange forward contracts. These contracts are designated at inception as hedges of the related foreign currency exposures, which include committed and anticipated transactions that are denominated in currencies other than the U.S. dollar. Our hedging contracts generally mature within three to six months. We do not use derivative financial instruments for speculative or trading purposes. As of November 2, 2008, the fair value of all our outstanding forward contracts was immaterial.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

As required by SEC Rule 15d-15(b), our management, with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), evaluated the effectiveness of our disclosure controls and procedures as of November 2, 2008. We maintain disclosure controls and procedures that are intended to ensure that the information required to be disclosed in our Exchange Act filings is properly and timely recorded, processed, summarized and reported. In designing and evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their desired control objectives, and our management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our CEO and CFO concluded that, as of November 2, 2008, our disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Controls Over Financial Reporting.

None.

Item 16A.	Audit Committee Financial Expert

Parent’s Board of Directors has determined that Mr. Donald Macleod qualifies as an “audit committee financial expert” within the meaning of regulations adopted by the SEC by virtue of his relevant experience listed in his biographical information provided herein. Mr. Macleod is “independent” as that term is defined under the applicable rules and regulations of the SEC and the Nasdaq Stock Market.

Item 16B.	Code of Ethics

Parent’s Board of Directors adopted a Code of Ethics and Business Conduct on May 30, 2006. The Code of Ethics and Business Conduct is applicable to all members of the Board of Directors, executive officers and employees, including the our chief executive officer, chief financial officer and principal accounting officer. The Code of Ethics and Business Conduct is available on our Investor Relations website (www.avagotech.com/investor_comms) under “Code of Ethics.” The Code of Ethics and Business Conduct addresses, among other things, issues relating to conflicts of interests, including internal reporting of violations and disclosures, and compliance with applicable laws, rules and regulations. The purpose of the Code of Ethics and Business Conduct is to deter wrongdoing and to promote, among other things, honest and ethical conduct and to ensure to the greatest possible extent that our business is conducted in a legal and ethical manner. We intend to promptly disclose (1) the nature of any amendment to our code of ethics that applies to executive officers and (2) the nature of any waiver, including an implicit waiver, from a provision of our code of ethics that is granted to one of these specified officers, the name of such person who is granted the waiver and the date of the waiver on our website in the future.

Item 16C.	Principal Accountant Fees and Services

PricewaterhouseCoopers LLP was our independent registered public accounting firm in fiscal year 2007 and 2008.

	Year Ended
	October 31, 2007	November 2, 2008
	(in thousands)
Audit fees (1)	$1,980	$4,125
Audit-related fees (2)	60	25
Tax fees	0	0
Other fees (3)	3	3

Total	$2,043	$4,153

(1)	Audit fees: Audit fees consist of fees for professional services rendered for the audit of the Company’s consolidated annual financial statements and review of the interim consolidated financial statements included in quarterly reports and services that are normally provided in connection with statutory and regulatory filings or engagements. For the fiscal year ended October 31, 2007, audit fees consist of fees for annual and statutory audits, and quarterly reviews of financial statements for fiscal year 2007; for the fiscal year ended November 2, 2008, audit fees consist of fees for annual and statutory audits for fiscal year 2008, quarterly reviews of financial statements for fiscal year 2008. Audit fees also include service for various public filings associated with the proposed public offering of Avago Technologies Limited ordinary shares in fiscal year 2008, which we paid on its behalf.

(2)	Audit-related fees: Audit-related fees consist of fees billed for professional services that are reasonably related to the performance of the audit or review of the Company’s consolidated financial statements but are not reported under “Audit Fees.” Such fees include, among other things, fees related to acquisitions, divestitures, debt offering, employee benefit plan audits and certain other consultations concerning financial accounting and reporting standards.

(3)	Other fees: Other fees consist of fees related to the license for specialized accounting research software.

In considering the nature of the services provided by PricewaterhouseCoopers LLP, the Audit Committee determined that such services are compatible with the provision of independent audit services. The Audit Committee discussed these services with PricewaterhouseCoopers LLP and Company management to determine that they are permitted under the rules and regulation concerning independent registered public accounting firms’ independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002, as well as the American Institute of Certified Public Accountants.

The services performed by PricewaterhouseCoopers LLP in 2007 and 2008 were pre-approved in accordance with the requirements of the Audit Committee’s pre-approval policy described below.

Except as stated above, there were no other fees billed by PricewaterhouseCoopers LLP for 2007 and 2008. The Audit Committee considers the provision of these services to be compatible with maintaining the independence of the Company’s independent registered public accounting firm. None of the fees paid to the independent registered public accounting firm under the categories Audit-Related Fees and Tax Fees described above were approved by the Audit Committee after services were rendered pursuant to the de minimus exception established by the SEC.

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

The Vice President and Corporate Controller is responsible for monitoring that actual fees comply with the pre-approval amount and scope authorized by the Audit Committee. During fiscal years 2007 and 2008, all services provided to us by PricewaterhouseCoopers LLP were approved by the Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17.	Financial Statements.

We have elected to provide financial statements pursuant to Item 18 of this Form 20-F.

Item 18. Financial Statements.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Management conducted an assessment of the Company’s internal control over financial reporting based on criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management concluded that, as of November 2, 2008, the Company’s internal control over financial reporting is effective.

The annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Avago Technologies Finance Pte. Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Avago Technologies Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholder’s equity and cash flows listed in the Table of Contents appearing under Item 18 present fairly, in all material respects, the financial position of Avago Technologies Finance Pte. Ltd., a wholly owned subsidiary of Avago Technologies Limited, and its subsidiaries at November 2, 2008 and October 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended November 2, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the Table of Contents appearing under Item 19 (a) (2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in fiscal year 2007. As discussed in Note 8 to the consolidated financial statements, the Company changed the manner in which it accounts for retirement plans and post retirement benefits in fiscal year 2007. As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertainty in income taxes in fiscal year 2008.

/s/ PricewaterhouseCoopers LLP

San Jose, California

December 16, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Agilent Technologies, Inc.:

In our opinion, the accompanying combined statements of operations, of invested equity and cash flows of the Semiconductor Products Business (SPG or the Business), a business segment of Agilent Technologies, Inc., present fairly, in all material respects, the results of its operations and its cash flows for the period November 1, 2005 to November 30, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Business management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

/s/ PricewaterhouseCoopers LLP

San Jose, California

June 5, 2006, except for the effects of discontinued operations discussed in Note 17,

as to which the date is December 16, 2008

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN MILLIONS)

	Predecessor	Company
	One Month Ended November 30, 2005	Year Ended
		October 31, 2006	October 31, 2007	November 2, 2008
Net revenue	$114	$1,399	$1,527	$1,699
Costs and expenses:
Cost of products sold:
Cost of products sold	87	926	936	981
Amortization of intangible assets	—	55	60	57
Asset impairment charges	—	—	140	—
Restructuring charges	—	2	29	6

Total cost of products sold	87	983	1,165	1,044
Research and development	22	187	205	265
Selling, general and administrative	27	243	193	196
Amortization of intangible assets	—	56	28	28
Asset impairment charges	—	—	18	—
Restructuring charges	1	3	22	6
Litigation settlement	—	21	—	—
Acquired in-process research and development	—	—	1	—

Total costs and expenses	137	1,493	1,632	1,539

Income (loss) from operations	(23)	(94)	(105)	160
Interest expense	—	(143)	(109)	(86)
Loss on extinguishment of debt	—	—	(12)	(10)
Other income (expense), net	—	12	14	(4)

Income (loss) from continuing operations before income taxes	(23)	(225)	(212)	60
Provision for income taxes	2	3	8	3

Income (loss) from continuing operations	(25)	(228)	(220)	57
Income from and gain on discontinued operations, net of income taxes	1	1	61	26

Net income (loss)	$(24)	$(227)	$(159)	$83

The accompanying notes are an integral part of these consolidated financial statements.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

CONSOLIDATED BALANCE SHEETS

(IN MILLIONS, EXCEPT SHARE AMOUNTS)

	October 31, 2007	November 2, 2008
ASSETS
Current assets:
Cash and cash equivalents	$309	$213
Trade accounts receivable, net	218	184
Inventory	140	188
Assets of discontinued operation	25	—
Other current assets	25	34

Total current assets	717	619
Property, plant and equipment, net	292	299
Goodwill	122	169
Intangible assets, net	777	721
Other long-term assets	43	61

Total assets	$1,951	$1,869

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable	$194	$174
Employee compensation and benefits	56	74
Accrued interest	34	32
Capital lease obligations—current	2	2
Other current liabilities	44	48

Total current liabilities	330	330
Long-term liabilities:
Long-term debt	903	703
Capital lease obligations—non-current	4	5
Other long-term liabilities	30	55

Total liabilities	1,267	1,093

Commitments and contingencies (Note 20)

Shareholder’s equity:

Redeemable convertible preference shares, no par value; none issued and outstanding on October 31, 2007 and November 2, 2008	—	—
Ordinary shares, no par value; 210,460,262 shares issued and outstanding on both October 31, 2007 and November 2, 2008	1,066	1,080
Accumulated deficit	(386)	(312)
Accumulated other comprehensive income	4	8

Total shareholder’s equity	684	776

Total liabilities and shareholder’s equity	$1,951	$1,869

The accompanying notes are an integral part of these consolidated financial statements.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN MILLIONS)

	Predecessor	Company
	One Month Ended November 30, 2005	Year Ended
		October 31, 2006	October 31, 2007	November 2, 2008
Cash flows from operating activities:
Net income (loss)	$(24)	$(227)	$(159)	$83

Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	6	210	176	159
Amortization of debt issuance costs	—	22	4	4
Asset impairment charges	—	—	158	—
Gain on discontinued operations	—	—	(61)	(27)
Loss on extinguishment of debt	—	—	12	6
Loss on disposal of property, plant and equipment	—	5	2	2
Non-cash portion of restructuring charges	—	—	4	—
Acquired in-process research and development	—	2	1	—
Share-based compensation	4	3	12	15
Changes in assets and liabilities, net of acquisitions and dispositions:
Trade accounts receivable	1	136	(31)	38
Inventory	(3)	28	28	(45)
Accounts payable	(6)	32	29	(29)
Employee compensation and benefits	—	53	(12)	18
Other current assets and current liabilities	(19)	95	(28)	(20)
Other long-term assets and long-term liabilities	2	22	9	(3)

Net cash (used in) provided by operating activities	(39)	381	144	201

Cash flows from investing activities:
Purchase of property, plant and equipment	(6)	(59)	(37)	(65)
Acquisitions and investments, net of cash acquired	—	(2,707)	(27)	(78)
Purchase of intangible assets	—	—	—	(6)
Proceeds from disposal of property, plant and equipment	—	1	—	5
Proceeds from sale of discontinued operations	—	665	69	50

Net cash (used in) provided by investing activities	(6)	(2,100)	5	(94)

Cash flows from financing activities:
Proceeds from borrowings, net of financing costs	—	1,666	—	—
Debt repayments	—	(725)	(107)	(202)
Issuance of ordinary shares, net of issuance costs	—	1,051	—	—
Excess tax benefits of share-based compensation	—	—	1	1
Cash settlement of equity awards	—	—	(5)	(2)
Issuance of redeemable convertible preference shares, net of issuance cost	—	250	—	—
Redemption of redeemable convertible preference shares, net	—	(249)	—	—
Dividend paid on redeemable convertible preference shares	—	(1)	—	—
Payment on capital lease obligation	—	(1)	(1)	—
Net invested equity—Predecessor	45	—	—	—

Net cash (used in) provided by financing activities	45	1,991	(112)	(203)

Net increase (decrease) in cash and cash equivalents	—	272	37	(96)
Cash and cash equivalents at the beginning of period	—	—	272	309

Cash and cash equivalents at end of period	$—	$272	$309	$213

Supplemental schedule of non-cash investing and financing activities:
Cash paid for interest	$—	$83	$109	$85

Cash paid for income taxes	$—	$1	$23	$8

Acquisition of property, plant and equipment under capital leases	$—	$8	$—	$—

Issuance of share options in connection with the Acquisition	$—	$4	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY AND COMPREHENSIVE

INCOME (LOSS)

(in millions, except share amounts)

	Redeemable Convertible Cumulative Preference Shares		Ordinary Shares		Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholder’s Equity	Comprehensive Income (loss)
	Shares	Amount	Shares	Amount
Balance as of November 1, 2005	—	$—	—	$—	$—	$—	$—	$—
Issuance of ordinary shares to Holdings	—	—	1	—	—	—	—
Issuance of redeemable convertible cumulative preference shares	250,000	250	—	—	—	—	250
Issuance of ordinary shares to Holdings	—	—	209,840,061	1,049	—	—	1,049
Redemption of redeemable convertible cumulative preference shares and issuance of ordinary shares	(248,853)	(249)	1,500	—	—	—	(249)
Dividend on redeemable convertible cumulative preference shares	—	—	—	(1)	—	—	(1)
Conversion of redeemable convertible cumulative preference shares to ordinary shares	(1,147)	(1)	229,400	1	—	—	—
Issuance of ordinary shares to Holdings	—	—	389,300	2	—	—	2
Issuance of options in connection with the Acquisition	—	—	—	4	—	—	4
Share-based compensation	—	—	—	3	—	—	3
Net loss	—	—	—	—	(227)	—	(227)	(227)

Balance as of October 31, 2006	—	—	210,460,262	1,058	(227)	—	831	$(227)

Cash settlement of equity awards	—	—	—	(5)	—	—	(5)
Share-based compensation	—	—	—	12	—	—	12
Excess tax benefits of share-based compensation	—	—	—	1	—	—	1
Changes in accumulated other comprehensive income:
Actuarial gains and prior service costs associated with post-retirement benefit and defined benefit pension plans, net of taxes	—	—	—	—	—	4	4
Net loss	—	—	—	—	(159)	—	(159)	(159)

Balance as of October 31, 2007	—	—	210,460,262	1,066	(386)	4	684	$(159)

Cumulative effect of adopting FIN 48	—	—	—	—	(9)	—	(9)
Cash settlement of equity awards	—	—	—	(2)	—	—	(2)
Share-based compensation	—	—	—	15	—	—	15
Excess tax benefits of share-based compensation	—	—	—	1	—	—	1
Changes in accumulated other comprehensive income:
Actuarial gains and prior service costs associated with post-retirement benefit and defined benefit pension plans, net of taxes	—	—	—	—	—	5	5
Unrealized net loss on derivative instruments	—	—	—	—	—	(1)	(1)
Net income	—	—	—	—	83	—	83	83

Balance as of November 2, 2008	—	$—	210,460,262	$1,080	$(312)	$8	$776	$83

The accompanying notes are an integral part of these consolidated financial statements.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

CONSOLIDATED STATEMENTS OF INVESTED EQUITY—PREDECESSOR

(in millions)

	Agilent’s Net Investment	Accumulated Other Comprehensive Income/(Loss)	Total
Invested equity as of October 31, 2005	518	11	529
Components of comprehensive income:
Net income	(24)	—	(24)
Foreign currency translation, net of taxes	—	(2)	(2)

Total comprehensive income			(26)
Stock-based compensation, net of taxes	4	—	4
Net return of investment to Agilent	45	—	45

Invested equity as of November 30, 2005	$543	$9	$552

The accompanying notes are an integral part of these consolidated financial statements.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Overview and Basis of Presentation

Overview

Avago Technologies Finance Pte. Ltd., or the Company, Avago Finance, we or Successor, was organized under the laws of the Republic of Singapore in September 2005. We are the successor to the Semiconductor Products Group business segment, or SPG or Predecessor, of Agilent Technologies, Inc., or Agilent. On December 1, 2005, we acquired substantially all of the assets of SPG from Agilent for $2.7 billion, or the SPG Acquisition. See Note 3 “Acquisitions.”

Avago Finance is a wholly owned subsidiary of Avago Technologies Holding Pte. Ltd. (“Holding”), which is wholly owned by Avago Technologies Limited, or Parent. All three of these companies were formed for the purpose of facilitating the SPG Acquisition.

We are a designer, developer and global supplier of analog semiconductor devices with a focus on III-V based products. We offer products in four primary target markets: industrial and automotive electronics, wired infrastructure, wireless communications, and consumer and computing peripherals. Applications for our products in these target markets include cellular phones, consumer appliances, data networking and telecommunications equipment, enterprise storage and servers, factory automation, displays, optical mice and printers.

Basis of Presentation

The Company

The accompanying financial statements are presented as Predecessor and Company, which relate to the period preceding the SPG Acquisition and the period after the SPG Acquisition, respectively.

We did not have any significant operating activity prior to December 1, 2005. The one month period ended November 30, 2005 represents solely the activities of the Predecessor. As such, the Predecessor’s combined financial statements were prepared using Agilent’s historical cost bases for the assets and liabilities. The Predecessor financial statements include allocations of certain Agilent corporate expenses, including centralized research and development, legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other Agilent corporate and infrastructure costs. The expense allocations were determined on bases that Agilent considered to be a reasonable reflection of the utilization of services provided to or the benefit received by Predecessor. These internal allocations by Agilent ended on November 30, 2005. From and after December 1, 2005, we acquired select services on a transitional basis from Agilent under a Master Separation Agreement, or the MSA. Over the course of the fiscal year ended October 31, 2006, we progressively reduced the services provided by Agilent under the MSA and transitioned to substitute services either provided internally or through outsourcing service providers. Agilent’s obligations under the MSA terminated on August 31, 2006. Therefore, the financial information presented in the Predecessor’s financial statements is not necessarily indicative of what our consolidated financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity. Further, our results in fiscal year 2006 reflect a changing combination of Agilent-sourced and internally-sourced services and do not necessarily represent our cost structure applicable to periods after fiscal year 2006. All references herein to the year ended October 31, 2006 represent the operations since the SPG Acquisition (eleven months).

The Predecessor financial information is presented on the historical basis of accounting compared to the Successor financial information, which reflects the fair value of the net assets acquired on the acquisition date rather than their historical cost. See Note 3. “Acquisitions.”

The Subsidiaries and Holdings Guarantors

We and our material subsidiaries are issuers or guarantors of the notes and our senior credit facilities. See Note 9. “Senior Credit Facilities and Borrowings.” Financial statements of Avago Finance have not been separately presented as it has no independent assets, liabilities or operations and the guarantees are full and unconditional and joint and several. Financial statements of the subsidiaries excluded from the guarantee have not been separately presented because they are minor. Each of the subsidiary co-issuers and subsidiary guarantors of the notes is a 100% owned direct or indirect subsidiary of Avago Finance. There are no significant contractual restrictions on the ability of Avago Finance or any subsidiary co-issuer or guarantor to obtain funds from its subsidiaries by dividend or loan, and the only other significant limitations on any such transfers are those customarily imposed by statutory capital, fraudulent conveyance, fraudulent transfer and similar insolvency laws, which we do not believe are material to our ability to service our debt obligations.

Holding is a guarantor of our senior credit facilities but is not a guarantor of the notes. In addition, Holding has no independent assets, liabilities or operations.

Fiscal Periods

Agilent operated with a fiscal year ending on each October 31, and we retained that annual fiscal period. Accordingly our fiscal quarters ended on January 31, April 30, July 31 and October 31 in fiscal years 2006 and 2007.

We adopted a 52- or 53-week fiscal year beginning with our fiscal year 2008. Our fiscal year will end on the Sunday closest to October 31. Our first quarter for fiscal year 2008 ended on February 3, 2008, the second quarter ended on May 4, 2008, the third quarter ended on August 3, 2008 and the fourth quarter ended on November 2, 2008.

Principles of Consolidation—Successor

Our consolidated financial statements include the accounts of Avago Finance and our wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Principles of Combination—Predecessor

Predecessor’s financial statements include the global historical results of operations for which Predecessor management was responsible. All intra-company transactions within Predecessor have been eliminated in preparing and reporting the combined results.

For presentation purposes, the Predecessor’s combined financial statements are referred to as consolidated financial statements.

2.	Summary of Significant Accounting Policies

Use of estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences could affect the results of operations reported in future periods.

Revenue recognition. We recognize revenue, net of trade discounts and allowances, provided that (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price is fixed or determinable and (iv) collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. We consider the price to be fixed or determinable when the price is not subject to refund or adjustments or when any such adjustments are accounted for. We evaluate the creditworthiness of our customers to determine that appropriate credit limits are established prior to the acceptance of an order. Revenue, including sales to resellers and distributors, is reduced for estimated returns and distributor allowances. We recognize revenue from sales of our products to distributors upon delivery of products to the distributors. An allowance for distributor credits covering price adjustments and scrap allowances is made based on our estimate of historical experience rates as well as considering economic conditions and contractual terms. To date, actual distributor claim activity has been materially consistent with the provisions we have made based on our historical estimates.

Cash and cash equivalents. We consider all highly liquid investment securities with original or remaining maturities of three months or less at the date of purchase to be cash equivalents. We determine the appropriate classification of our cash and cash equivalents at the time of purchase. As of October 31, 2007 and November 2, 2008, $2 million and $2 million, respectively, of our cash and cash equivalents were restricted, primarily for collateral under certain of our letter of credit arrangements.

Trade accounts receivable, net. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Such accounts receivable have been reduced by an allowance for doubtful accounts, which is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on customer specific experience and the aging of such receivables, among other factors. We do not have any off-balance-sheet credit exposure related to our customers. Accounts receivable are also recorded net of sales returns and distributor allowances. These amounts are recorded when it is both probable and estimable that discounts will be granted or products will be returned. Aggregate accounts receivable allowances at October 31, 2007 and November 2, 2008 were $20 million and $19 million, respectively.

Share-based compensation. Effective November 1, 2006, or fiscal year 2007, we adopted the provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” or SFAS No. 123R. SFAS No. 123R establishes GAAP for share-based awards issued for employee services. Under SFAS No. 123R, share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period. We previously applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25, and related interpretations and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS No. 123.

We adopted SFAS No. 123R using the prospective transition method. Under this method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption. For share-based awards granted after November 1, 2006, we recognized compensation expense based on the estimated grant date fair value method required under SFAS No. 123R, using the Black-Scholes valuation model with a straight-line amortization method. Since SFAS No. 123R requires that share-based compensation expense be based on awards that are ultimately expected to vest, estimated share-based compensation for such awards has been reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures differ from the estimate. For outstanding share-based awards granted before November 1, 2006, which were originally accounted under the provisions of APB No. 25 and the minimum value method for pro forma disclosures of SFAS No. 123, we continue to account for any portion of such awards under the originally applied accounting principles. As a result, performance-based awards granted before November 1, 2006 are subject to variable accounting until such options are vested, forfeited or cancelled. Variable accounting requires us to value the variable options at the end of each accounting period based upon the then current fair value of the underlying ordinary shares.

For the fiscal years ended October 31, 2007 and November 2, 2008, we recorded $12 million and $15 million, respectively of compensation expense resulting from the application of SFAS No. 123R, compared to $3 million during the fiscal year ended October 31, 2006 resulting from the application of APB No. 25.

See Note 21. “Predecessor Change in Accounting Policies” of accounting for share-based compensation by Predecessor.

Shipping and handling costs. Our shipping and handling costs charged to customers are included in net revenue and the associated expense is recorded in cost of products sold in the statements of operations for all periods presented.

Goodwill and purchased intangible assets. Our accounting complies with SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. Goodwill is not amortized but is reviewed annually (or more frequently if impairment indicators arise) for impairment. Purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the useful lives of the respective assets, generally six months to 20 years for the Company and generally 5 to 20 years for Predecessor. On a quarterly basis, we monitor factors and changes in circumstances that could indicate carrying amounts of long-lived assets, including goodwill and intangible assets, may not be recoverable. Factors we consider important which could trigger an impairment review include (i) significant underperformance relative to historical or projected future operating results, (ii) significant changes in the manner of our use of the acquired assets or the strategy for our overall business, and (iii) significant negative industry or economic trends. An impairment loss must be measured if the sum of the expected future cash flows (undiscounted and before interest) from the use and eventual disposition of the asset (or asset group) is less than the net book value of the asset (or asset group). The amount of the impairment loss will generally be measured as the difference between the net book value of the asset (or asset group) and their estimated fair value. We perform an annual impairment review of goodwill during the fourth fiscal quarter of each year, or more frequently if we believe indicators of impairment exist. No impairment of goodwill resulted from our most recent evaluation of goodwill for impairment, which occurred in the fourth quarter of fiscal year 2008. No impairment of goodwill resulted in any of the periods presented.

Advertising. Business specific advertising costs are expensed as incurred and amounted to less than $1 million, $2 million, $1 million, and $3 million for the one month ended November 30, 2005, for the years ended October 31, 2006, October 31, 2007 and November 2, 2008, respectively. Some corporate advertising expenses were allocated to Predecessor by Agilent as part of corporate allocations described in Note 4. “Transactions with Agilent” but are not separately identifiable.

Research and development. Costs related to research, design and development of our products are charged to research and development expense as they are incurred.

Taxes on income. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes. Likewise, if we determine that we would not be able to realize all or part of our net deferred tax assets, an adjustment would be charged to earnings in the period such determination is made.

In July 2006, the Financial Accounting Standards Board, or FASB, issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN No. 48, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN No. 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN No. 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 and as a result, was effective for us on November 1, 2007. See Note 13. “Income Taxes” for additional information, including the effects of adoption on our consolidated financial statements.

Concentration of credit risk. We sell our products through our direct sales force and distributors. Two customers accounted for 15% and 11%, respectively, of the net accounts receivable balance at October 31, 2007, and one customer accounted for 12% of the net accounts receivable balance at November 2, 2008.

Credit risk with respect to accounts receivable is generally diversified due to the large number of entities comprising our customer base and their dispersion across many different industries and geographies. We perform ongoing credit evaluations of our customers’ financial conditions, and require collateral, such as letters of credit and bank guarantees, in certain circumstances.

For the one month ended November 30, 2005, two customers represented 12% and 10%, respectively, of net revenue from continuing operations. For the year ended October 31, 2006, two customers represented 14% each of our net revenue from continuing operations. For the year ended October 31, 2007, one customer represented 13% of net revenue from continuing operations. For the year ended November 2, 2008, one customer accounted for 11% of net revenue from continuing operations.

Concentration of other risks. The semiconductor industry is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. Our financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the semiconductor industry, the timely implementation of new manufacturing technologies, the ability to safeguard patents and intellectual property in a rapidly evolving market and reliance on assembly and test subcontractors, third-party wafer fabricators and independent distributors. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. We are exposed to the risk of obsolescence of our inventory depending on the mix of future business.

Derivative instruments. We are subject to foreign currency risks for transactions denominated in foreign currencies, primarily Singapore Dollar, Malaysian Ringgit, Euro and Japanese Yen. Therefore, we enter into foreign exchange forward contracts to manage financial exposures resulting from the changes in the exchange rates of these foreign currencies. These contracts are designated at inception as hedges of the related foreign currency exposures, which include committed and anticipated transactions that are denominated in currencies other than the functional currency of the subsidiary which has the exposure. We exclude time value from the measurement of effectiveness. To achieve hedge accounting, contracts must reduce the foreign currency exchange rate risk otherwise inherent in the amount and duration of the hedged exposures and comply with established risk management policies; hedging contracts generally mature within three to six months. We do not use derivative financial instruments for speculative or trading purposes.

We designate our forward contracts as either cash flow or fair value hedges. All derivatives are recognized on the balance sheet at their fair values. For derivative instruments that are designated and qualify as a fair value hedge, changes in value of the derivative are recognized in income in the current period. Such hedges are recorded in net income (loss) and are offset by the changes in fair value of the underlying assets or liabilities being hedged. For derivative instruments that are designated and qualify as a cash flow hedge, changes in the value of the effective portion of the derivative instrument are recognized in accumulated comprehensive income (loss), a component of shareholder’s equity. These amounts are then reclassified and recognized in income when either the forecasted transaction occurs or it becomes probable the forecasted transaction will not occur. Changes in the fair value of the ineffective portion of derivative instruments are recognized in earnings in the current period, which have not been significant to date.

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

Foreign currency translation. We operate in a U.S. dollar functional currency environment. As such, foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates except for non-monetary items such as inventory and property, plant and equipment, which are remeasured at historical exchange rates.

Capitalized software development costs. We capitalize eligible costs related to the application development phase of software developed internally or obtained for internal use in accordance with Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” The capitalization of software development costs during the fiscal years ended October 31, 2007 and November 2, 2008 was not material. We begin amortizing the costs associated with software developed for internal use at the time the software is ready for its intended use over its estimated useful life of three to five years.

Warranty. We accrue for the estimated costs of product warranties at the time revenue is recognized. Product warranty costs are estimated based upon our historical experience and specific identification of the products requirements, which may fluctuate based on product mix.

The following table summarizes the changes in accrued warranty (in millions):

Balance as of October 31, 2007	$—
Charged to cost of products sold	4
Utilized	(3)

Balance as of November 2, 2008—included in other current liabilities	$1

The changes to accrued warranty for the fiscal years ended October 31, 2006 and 2007 were not significant.

Accumulated other comprehensive income. Other comprehensive income includes certain transactions that have generally been reported in the consolidated statements of shareholder’s equity and comprehensive income (loss). The components of accumulated other comprehensive income at October 31, 2007 and November 2, 2008 consisted of net unrecognized prior service credit and actuarial gain on retirement plans and post-retirement benefits.

Reclassifications. Certain reclassifications have been made to the prior year consolidated statements of operations and balance sheets to conform to the current period presentation. These reclassifications have no impact on previously reported net loss, total assets, liabilities and shareholder’s equity.

Recent Accounting Pronouncements

In April 2008, the FASB issued FASB Staff Position, or FSP, No. FAS 142-3, “Determination of the Useful Life of Intangible Assets.” The final FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. The FSP is intended to improve the consistency between the useful life of an intangible asset determined under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007), “Business Combinations,” and other principles under GAAP. FSP No. FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. We are currently assessing the impact that this FSP will have on our results of operations and financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133,” or SFAS No. 161, which requires additional disclosures about the objectives of using derivative instruments, the method by which the derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instrument and Hedging Activities,” and its related interpretations, and the effect of derivative instruments and related hedged items on financial position, financial performance, and cash flows. SFAS No. 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. We are currently assessing the impact that the adoption of SFAS No. 161 will have on our financial statement disclosures.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. In February 2008, the FASB issued FSP No. FAS 157-1 and FSP No. FAS 157-2. The FSP No. FAS 157-1 amends SFAS No. 157 to exclude SFAS No. 13, “Accounting for Leases,” or SFAS No. 13, and its related interpretive accounting pronouncements that address leasing transactions. The FASB decided to exclude leasing transactions covered by SFAS No. 13 in order to allow it to more broadly consider the use of fair value measurements for these transactions as part of its project to comprehensively reconsider the accounting for leasing transactions. FSP No. FAS 157-1 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. The FSP No. FAS 157-2 delays the effective date of SFAS No. 157, by one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The delay gives the FASB and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of SFAS No. 157 to these assets and liabilities. For items covered by FSP No. FAS 157-2, SFAS No. 157 will not go into effect until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The adoption of SFAS No. 157 in the first quarter of fiscal year 2009 will not impact our financial condition and results of operations. The adoption of SFAS No. 157 will expand our disclosures pertaining to the measurement of financial assets and liabilities beginning in the first quarter of fiscal year 2009.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” or SFAS No. 141R. SFAS No. 141R will significantly change current practices regarding business combinations. Among the more significant changes, SFAS No. 141R expands the definition of a business and a business combination; requires the acquirer to recognize the assets acquired, liabilities assumed and noncontrolling interests (including goodwill), measured at fair value at the acquisition date; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination; requires assets acquired and liabilities assumed from contractual and non-contractual contingencies to be recognized at their acquisition-date fair values with subsequent changes recognized in earnings; and requires in-process research and development to be capitalized at fair value as an indefinite-lived intangible asset. SFAS No. 141R is effective for us beginning in fiscal year 2010. We are currently assessing the impact that SFAS No. 141R will have on our results of operations and financial position. The adoption of SFAS 141R will change our accounting treatment for business combinations on a prospective basis beginning in the first quarter of fiscal year 2010.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,” or SFAS No. 160. SFAS No. 160 will change the accounting and reporting for minority interests, reporting them as equity separate from the parent entity’s equity, as well as requiring expanded disclosures. SFAS No. 160 is effective for us for fiscal year 2010. We are currently assessing the impact that SFAS No. 160 will have on our results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” or SFAS No. 159. SFAS No. 159 allows companies to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 also establishes presentation and disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. We are currently evaluating the impact of this new pronouncement and the related impact on our financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R),” or SFAS No. 158. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. We have adopted this provision of SFAS No. 158, along with disclosure requirements, at the end of fiscal year 2007, and the effects are reflected in the consolidated financial statements as of October 31, 2007 (see Note 8. “Retirement Plans and Post-Retirement Benefits”). SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. This additional provision becomes effective for us in fiscal year 2009. We do not expect the impact of the change in measurement date to have a material impact on our financial statements.

3.	Acquisitions

SPG Acquisition

On August 14, 2005, we entered into an Asset Purchase Agreement with Agilent, providing for the purchase of substantially all of the assets and certain liabilities of SPG. The SPG Acquisition closed on December 1, 2005. The purchase price was $2,715 million and was determined as follows (in millions):

Cash	$2,660
Transaction costs	51
Options assumed	4

$2,715

The SPG Acquisition was accounted for by the purchase method of accounting for business combinations. Under the purchase method of accounting, the acquisition cost of $2,715 million was allocated to the net assets acquired based on estimates of their respective fair values as of the date of acquisition as follows (in millions):

Current and other tangible assets:
Cash	$4
Trade accounts receivable, net	323
Inventory	214
Property, plant and equipment, net	452
Other assets	72
Goodwill	193
Assets held for sale—Storage Business, including purchased intangibles and goodwill of $404 million	421
Amortizable intangible assets:
Purchased technology	843
Customer relationships	323
Distributor relationships	24
Order Backlog	43

Total assets acquired	2,912
Liabilities assumed	(196)
Liabilities held for sale	(1)

Net assets acquired	$2,715

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

Amortizable Acquired Intangible Assets

Purchased Technology: Existing technology comprises core and developed technology. This represents technical processes, intellectual property and products that have been completed and that will aid in the development of future products as well as the technology that currently exists in our current product offering. We valued the technology assets utilizing a discounted cash flow, or DCF, model, which uses forecasts of future revenues and expenses related to the intangible asset. We utilized a discount rate ranging from 14% to 20% for technology. We are amortizing these intangible assets on a straight-line basis over their estimated useful lives of 5 to 20 years.

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

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. In accordance with SFAS No. 142, goodwill resulting from business combinations is not amortized but instead is tested for impairment at least annually (more frequently if certain indicators are present). In the event that management determines that the value of goodwill has become impaired, we will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made. See Note 6. “Goodwill.”

Pro Forma Financial Information

The following table summarizes the unaudited pro forma financial information, assuming the SPG Acquisition had occurred at the beginning of the period presented, after giving effect to certain purchase accounting adjustments (in millions):

Year Ended October 31, 2006
Pro forma net revenue	$1,513
Pro forma loss from continuing operations	(153)

These results are presented for illustrative purposes only and are not necessarily indicative of the actual operating results that would have occurred if the transactions had been consummated on November 1, 2004.

Other Acquisitions

During fiscal year 2007, we acquired the Polymer Optical Fiber, or POF, business from Infineon Technologies AG for $27 million in cash, or the POF Acquisition. The purchase price was allocated to the acquired net assets based on estimated fair values as follows: total assets of $30 million, including intangible assets of $17 million and goodwill of $6 million, and total liabilities of $3 million.

During the first quarter of fiscal year 2008, we completed the acquisition of a privately-held manufacturer of motion control encoders for $29 million (net of cash acquired of $2 million) plus $9 million repayment of existing debt. The purchase price was allocated to the acquired net assets based on estimated fair values as follows: total assets of $51 million, including intangible assets of $11 million, goodwill of $27 million, and total liabilities of $11 million (which includes a $2 million loan secured by land and building in Italy). The intangible assets are being amortized over their useful lives ranging from 1 to 7 years.

During the second quarter of fiscal year 2008, we completed the acquisition of a privately-held developer of low-power wireless devices for $6 million. The initial purchase consideration of $6 million was allocated to the acquired net assets based on estimated fair values as follows: total assets of $7 million (primarily goodwill), and total liabilities of $1 million. In connection with the acquisition, we agreed to pay certain additional amounts in cash contingent upon the achievement of certain development, product, or other milestones, and upon the continued employment with the Company of certain employees of the acquired entity. As of the closing of the acquisition in April 2008, we may be required to recognize future compensation expense pursuant to these agreements of up to $2 million relating to this acquisition. During the year ended November 2, 2008, we recorded $1 million in compensation expense related to the continued employment of certain employees and less than $1 million cash contingent payment to the founders of the acquired entity upon the achievement of the first milestone as a purchase price adjustment.

During the fourth quarter of fiscal year 2008, we acquired the Bulk Acoustic Wave Filter or BAW, business of Infineon Technologies AG for $32 million in cash. The purchase price was allocated to the acquired net assets based on estimated fair values as follows: total assets of $33 million, including intangible assets of $12 million and goodwill of $13 million, and total liabilities of $1 million. The intangible assets are being amortized over their useful lives ranging from 8 to 15 years.

Because each of these acquisitions was accounted for as a purchase transaction, the consolidated financial statements include the results of operations of the acquired companies commencing on their respective acquisition dates. Pro forma results of operations for the acquisitions completed during the fiscal years ended October 31, 2007 and November 2, 2008 have not been presented because the effects of the acquisitions, individually or in the aggregate, were not material to our financial results.

During the second quarter of fiscal year 2008, we made an investment of $2 million in a privately-held company. This investment is accounted for under the cost method and is included on the balance sheet in other long-term assets. We record at cost non-marketable investments where we do not have the ability to exercise significant influence or control and periodically review them for impairment.

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

Allocated costs included in the accompanying Predecessor statement of operations are as follows (in millions):

One Month Ended November 30, 2005
Cost of products sold	$8
Research and development	8
Selling, general and administrative	15

Total allocated costs	$31

Predecessor Accounting

Predecessor derived revenue from the sales of products to other Agilent businesses of $1 million for the one month ended November 30, 2005. The revenue was recorded using a cost-plus methodology and may not necessarily represent a price an unrelated third-party would pay.

Predecessor purchased materials from other Agilent businesses of $1 million for the one month ended November 30, 2005. All purchases were at cost and were recorded in cost of products sold or inventory for the respective periods.

Allocated Costs

The Predecessor statement of operations includes direct expenses for cost of products sold, research and development, sales and marketing, distribution, and administration as well as allocations of expenses arising from shared services and infrastructure provided by Agilent. These allocated expenses include costs of centralized research and development, legal and accounting services, employee benefits, real estate and facilities, corporate advertising, insurance services, information technology, treasury and other corporate and infrastructure services. These expenses were allocated using estimates that Predecessor considered to be a reasonable reflection of the utilization of services provided to or benefits received by Predecessor relative to Agilent’s total costs. The allocation methods included headcount, square footage, actual consumption and usage of services, adjusted invested capital and others.

5.	Balance Sheet Components

Inventory

Inventory consists of the following (in millions):

	October 31, 2007	November 2, 2008
Finished goods	$44	$80
Work-in-process	78	87
Raw materials	18	21

Total inventory	$140	$188

Other Current Assets

Other current assets consist of the following (in millions):

	October 31, 2007	November 2, 2008
Non-U.S. transaction tax receivable	$6	$7
Prepayments	10	13
Other	9	14

Total other current assets	$25	$34

Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following (in millions):

	October 31, 2007	November 2, 2008
Land	$11	$11
Buildings and leasehold improvements	123	129
Machinery and equipment	320	375

Total property, plant and equipment	454	515
Accumulated depreciation and amortization	(162)	(216)

Total property, plant and equipment, net	$292	$299

Depreciation expense was $5 million, $85 million and $74 million, for the one month ended November 30, 2005, and the years ended October 31, 2006, 2007 and November 2, 2008, respectively.

At October 31, 2007 and November 2, 2008, we had $22 million and $39 million of unamortized software costs, respectively, net of accumulated amortization of $16 million and $22 million, respectively.

At October 31, 2007 and November 2, 2008, we had $6 million and $9 million of assets under capital leases, respectively, net of accumulated amortization of $2 million and $4 million, respectively.

At October 31, 2007, property, plant and equipment with the gross carrying amount of $1 million and accumulated depreciation of less than $1 million were classified as assets of discontinued operation.

At November 2, 2008, property, plant and equipment held for sale with the gross carrying amount of $5 million and accumulated depreciation of $1 million were included in property, plant and equipment.

Other Current Liabilities

Other current liabilities consist of the following (in millions):

	Company
	October 31, 2007	November 2, 2008
Deferred revenue	$7	$11
Supplier liabilities	3	3
Customer deposit	1	—
Due to Parent	9	2
Income taxes payable	9	21
Restructuring charges	5	1
Other	10	10

Total other current liabilities	$44	$48

6.	Goodwill

The following table summarizes changes in goodwill (in millions):

Balance as of October 31, 2006	$116
2007 acquisition (Note 3. “Acquisitions”)	6

Balance as of October 31, 2007	122
2008 acquisitions (Note 3. “Acquisitions”)	47

Balance as of November 2, 2008	$169

7.	Intangible Assets

Amortizable purchased intangibles consist of the following (in millions):

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
As of October 31, 2007:
Purchased technology	$714	$(117)	$597
Customer and distributor relationships	230	(50)	180

Total	$944	$(167)	$777

As of November 2, 2008:
Purchased technology	$726	$(174)	$552
Customer and distributor relationships	246	(77)	169

Total	$972	$(251)	$721

Amortization of intangible assets included in continuing operations was $111 million, $88 million and $85 million for the years ended October 31, 2006, October 31, 2007 and November 2, 2008, respectively. At October 31, 2007, intangible assets with the gross carrying amount of $28 million and accumulated amortization of $7 million were classified as assets of discontinued operation related to the pending sale of our Infra-red operation. See Note 17. “Discontinued Operations.”

During the year ended October 31, 2007, in connection with the POF Acquisition we recorded $17 million of intangible assets with weighted-average amortization period of 14 years. During the year ended November 2, 2008, we recorded $11 million and $12 million of intangible assets with weighted average amortization period of 7 years and 12 years, respectively, in connection with acquisitions in 2008. During the same period, we also acquired $6 million of intangible assets from a third-party with weighted-average amortization period of 18 years. See Note 3. “Acquisitions.”

During the year ended October 31, 2007, intangible assets with a gross carrying amount of $21 million were sold as part of the Image Sensor operations, net of accumulated amortization of $8 million. See Note 17. “Discontinued Operations.”

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

Based on the amount of intangible assets subject to amortization at November 2, 2008, the expected amortization expense for each of the next five fiscal years and thereafter is as follows (in millions):

Fiscal Year	Amount
2009	$79
2010	79
2011	76
2012	76
2013	76
Thereafter	335

$721

The weighted average amortization periods remaining by intangible asset category at October 31, 2007 and November 2, 2008 were as follows (in years):

	October 31, 2007	November 2, 2008
Amortizable intangible assets:
Purchased technology	12	11
Customer and distributor relationships	9	9

8.	Retirement Plans and Post-Retirement Benefits

Company

Effective October 31, 2007, we adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” or SFAS No. 158, which requires an employer to record non-cash adjustments to recognize the funded status of each of its defined benefit and postretirement benefit plans as a net asset or liability in its statement of financial position with an offsetting amount in accumulated other comprehensive income, and to recognize changes in that funded status in the year in which changes occur through comprehensive income. Additionally, SFAS No. 158 requires an employer to measure the funded status of each of its plans as of the date of its year-end statement of financial position. This additional provision becomes effective for us in fiscal year 2009. The incremental effect of applying SFAS No. 158 on individual line items on the consolidated balance sheet as of October 31, 2007 was as follows (in millions):

	Before application of SFAS No. 158	Adjustments	After application of SFAS No. 158
Non-current deferred income tax liability	$2	$3	$5
Accumulated other comprehensive income	$—	$4	$4

Assumed Plans. Under the Asset Purchase Agreement with Agilent, the only defined benefit plans we were required to assume were for certain employees located in Taiwan, Korea, Germany, Italy and France. Generally, for each defined benefit plan we assumed, Agilent was required to transfer assets equal to the aggregate Accumulated Benefit Obligation, or ABO, of such plan on the acquisition date. We did not assume any other Agilent plans. These plans covered approximately 23% of our total employees as of November 2, 2008.

401(k) Defined Contribution Plan. Our U.S. eligible employees participate in the Avago Technologies U.S. Inc. 401(k) Plan, or the 401(k) Plan. Enrollment in the 401(k) Plan is automatic for employees who meet eligibility requirements unless they decline participation. Under the 401(k) Plan, we provide matching contributions to employees up to a maximum of 4% of an employee’s annual eligible compensation. The maximum contribution to the 401(k) Plan is 50% of an employee’s annual eligible compensation, subject to regulatory and plan limitations. The 401(k) Plan expense is included in the corporate employee overhead rate allocation.

U.S. Post-Retirement Medical Benefit Plans. Substantially all U.S. employees who meet retirement eligibility requirements as of their termination dates and who did not elect to receive retiree medical benefits from Agilent may receive post-retirement medical benefits under our retiree medical account program. Under our retiree medical account program, eligible retirees are allocated a spending account of either $40,000 or $55,000, depending on the retiree’s age at January 1, 2005, from which the retiree can receive reimbursement for premiums paid for medical coverage to age 65. U.S. employees who were age 50 or over on January 1, 2005 but did not satisfy Agilent’s eligibility requirements for its traditional retiree medical plan when they terminated employment with Agilent pursuant to the SPG Acquisition may be eligible for our traditional retiree medical plan upon meeting certain eligibility requirements and completing at least 2 years of Avago service. Once participating in the traditional retiree medical plan, retirees are provided with access to both pre-65 medical coverage and supplemental Medicare coverage with medical premiums based on the type of coverage chosen and the retiree’s combined length of service with us, Agilent and Hewlett-Packard Company. Retirees in this group are also given the option to choose the $55,000 retiree medical account program instead of the traditional retiree medical plan. The actuarial obligation for retiree medical benefits of $20 million was recorded as part of the SPG Acquisition.

Non-U.S Retirement Benefit Plans. In addition to the defined benefit plan for certain employees in Taiwan, Korea, Japan, France, Italy and Germany, other eligible employees outside of the U.S. receive retirement benefits under various defined contribution retirement plans. Eligibility is generally determined based on the terms of our plans and local statutory requirements.

The net pension plan costs of our non-U.S defined benefit plans for the years ended October 31, 2006, October 31, 2007 and November 2, 2008 were $2 million, $2 million and $3 million, respectively. The net pension plan costs of our post-retirement medical plan for the years ended October 31, 2006, October 31, 2007 and November 2, 2008 were $1 million, $1 million and $1 million, respectively.

For the year ended November 2, 2008, we recognized $3 million in accumulated other comprehensive loss (net of tax of $1 million), related to our non U.S. defined benefit plans which consists of unrealized net actuarial losses, of which we expect to recognize less than $1 million as components of net periodic benefit costs over fiscal year ending 2009. We also recognized $2 million in accumulated other comprehensive loss (net of tax of $1 million) for the year ended November 2, 2008, related to our U.S. post-retirement benefit plans, which consists of unrealized net actuarial losses, of which we expect to recognize $1 million as components of net periodic benefit costs over fiscal year ending 2009. Other long-term assets include deferred tax assets relating to pension liabilities and post-retirement medical benefit plan liabilities.

Funded Status. The funded status of the U.S. post-retirement medical benefit plans and non-U.S. defined benefit plans was as follows (in millions):

	Company		Company
	Non-U.S. Defined Benefit Plans		U.S. Post Retirement Medical Plans
	2007	2008	2007	2008
Change in plan assets:
Fair value—beginning of period	$9	$11	$—	$—
Currency impact	1	—	—	—
Employer contributions	1	—	—	—

Fair value of plan assets—end of period	$11	$11	$—	$—

Change in benefit obligation:
Benefit obligation—beginning of period	$16	$19	$17	$16
Addition to Plan	1	1	—	—
Service cost	2	2	1	1
Interest cost	1	1	1	1
Amendment	—	—	(1)	—
Actuarial (gain)/loss	(2)	(4)	(2)	(4)
Currency impact	1	—	—	—

Benefit obligation—end of period	$19	$19	$16	$14

Net accrued costs:
Plan assets less than benefit obligation	$(8)	$(8)	$(16)	$(14)
Unrecognized net actuarial (gain)/loss and prior service cost	—	(4)	(7)	(3)
Accumulated other comprehensive income	—	4	7	3

	$(8)	$(8)	$(16)	$(14)

As of October 31, 2007 and November 2, 2008, the amounts of the obligations for our non U.S. Defined benefit plans were as follows (in millions):

	Company
	Non-U.S. Defined Benefit Plans
	2007	2008
Aggregate projected benefit obligation (“PBO”)	$19	$19
Aggregate accumulated benefit obligation (“ABO”)	$15	$16

It is expected that various benefit plans will make payments over the next ten years as follows (in millions):

	Non-U.S. Defined Benefit Plans	U.S. Post Retirement Medical Plans
2009	$—	$1
2010	1	1
2011	1	1
2012	1	1
2013	1	1
2014 – 2018	7	7

Assumptions. The assumptions used to determine the benefit obligations and expense for our defined benefit and post-retirement benefit plans are presented in the table below. The expected long-term return on assets below represents an estimate of long-term returns on investment portfolios primarily consisting of fixed income investments. We consider long-term rates of return, which are weighted, based on the asset classes (both historical and forecasted) in which we expect our pension and post-retirement funds to be invested. Discount rates reflect the current rate at which pension and post-retirement obligations could be settled based on the measurement dates of the plans, which is September 30 and October 31 for the defined benefit and post retirement plans, respectively. The range of assumptions that are used for non-U.S. defined benefit plans reflects the different economic environments within various countries.

	Assumptions for Benefit Obligation Company Year Ended		Assumptions for Expense Company Year Ended
	October 31, 2007	November 2, 2008	October 31, 2006	October 31, 2007	November 2, 2008
Non-U.S. Defined Benefit Plans:
Discount rate	2.25% – 5.25%	2.25% – 6.50%	2.00% – 4.25%	2.25% – 5.25%	2.25% – 5.25%
Average increase in compensation levels	3.00% – 5.00%	2.50% – 5.00%	2.50% – 4.50%	3.00% – 4.00%	3.00% – 5.00%
Expected long-term return on assets	2.75% – 5.60%	3.00% – 5.25%	3.50% – 6.75%	2.75% – 5.60%	2.75% – 5.60%

	Assumptions for Benefit Obligation Company Year Ended		Assumptions for Expense Company Year Ended
	October 31, 2007	November 2, 2008	October 31, 2006	October 31, 2007	November 2, 2008
U.S. Post-Retirement Medical Plan:
Discount rate	6.250%	8.500%	5.250%	6.000%	6.000%
Current medical cost trend rate	9.000%	9.000%	9.000%	9.000%	9.000%
Ultimate medical cost trend rate	5.000%	5.000%	5.000%	5.000%	5.000%
Medical cost trend rate decreases to ultimate trend rate in year	2012	2013	2010	2011	2012

Assumed healthcare trend rates could have a significant effect on the amounts reported for the post-retirement medical plans. A one percentage point change in the assumed health care cost trend rates for the year ended November 2, 2008 would have the following effects:

	1% Increase	1% Decrease
Effect on post-retirement benefit obligation (in millions)	$1	$(1)
Percentage effect on post-retirement benefit obligation	6.9%	(5.9)%

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

401(k) Defined Contribution Plan. Predecessor’s U.S. eligible employees participated in Agilent’s 401(k) Plan, or the Predecessor’s 401(k) Plan. Under the Predecessor’s 401(k) Plan, Predecessor provided matching contributions to employees up to a maximum of 4% of an employee’s annual eligible compensation. The Predecessor’s 401(k) Plan expense is included in the corporate employee overhead rate allocation for Predecessor and not separately identifiable.

Post-Retirement Benefit Plans. U.S. employees who met retirement eligibility requirements as of their termination dates may have participated in Agilent’s Non-Medicare Medical or Medicare Medical Plans under Agilent’s traditional retiree medical plan.

Medicare Prescription Drug, Improvement and Modernization Act of 2003. In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or the Act, was passed which expands Medicare to include an outpatient prescription drug benefit beginning in 2006. In May 2004, the FASB issued FSP 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” which provides guidance on how companies should account for the impact of the Act on its postretirement healthcare plans. Beginning in 2006, the federal government provided a non-taxable subsidy to employers that sponsor prescription drug benefits to retirees that are “actuarially equivalent” to Medicare Part D benefits. Agilent determined that the prescription drug benefits offered under the plans qualify for this subsidy. Effective in fourth quarter 2004, assuming that Agilent would continue to offer these benefits, Agilent reflected the expected subsidy according to the guidance in FSP 106-2 prospectively in Agilent’s financial statements. The adoption of FSP 106-2 had no material impact on accumulated post-retirement benefit obligation of net plan costs.

Non-U.S. Retirement Benefit Plans. Eligible Predecessor employees outside the U.S. generally received retirement benefits under various retirement plans based upon factors such as years of service and employee compensation levels. Eligibility was generally determined in accordance with local statutory requirements.

For the one month ended November 30, 2005, the net pension costs of non-U.S. defined benefit plans transferred to Avago were $0 million.

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

Predecessor
Year Ended October 31, 2005
Non-U.S. defined benefit plans:
Discount rate	2.25 – 6.0%
Average increase in compensation levels	0 – 5.0%
Expected long-term return on assets	4.75 – 7.0%

U.S. post-retirement benefits plans:
Discount rate	5.75%
Expected long-term return on assets	8.50%
Current medical cost trend rate	10.00%
Ultimate medical cost trend rate	5.00%
Medical cost trend rate decrease to ultimate rate in year	2010

9.	Senior Credit Facilities and Borrowings

Our senior credit facilities and borrowings as of October 31, 2007 and November 2, 2008 consist of the following (in millions):

	October 31, 2007	November 2, 2008
Senior credit facilities:
Revolving credit facility	—	—
Notes:
10 1/8% senior notes due 2013	$403	$403
Senior floating rate notes due 2013	250	50
11 7/8% senior subordinated notes due 2015	250	250

	$903	$703

Senior Credit Facilities

In connection with the SPG Acquisition, we entered into a senior credit agreement with a syndicate of financial institutions. The senior secured credit facilities initially consisted of (i) a seven-year $725 million term loan facility and (ii) a six-year, $250 million revolving credit facility for general corporate purposes. As of October 31, 2006, the term loan facility had been permanently repaid in full and may not be redrawn. The revolving credit facility was increased to $375 million in the fourth quarter of fiscal year 2007. During the third quarter of fiscal 2008, our revolving credit facility was impacted by the bankruptcy of Lehman Brothers Holdings Inc. (“Lehman”). As a result of the bankruptcy, we can no longer utilize its Lehman credit commitment of $60 million, thus reducing our revolving credit facility to $315 million.

The revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day or one-day notice referred to as swingline loans and is available to us and certain of our subsidiaries in U.S. dollars and other currencies. As of November 2, 2008, we had no borrowings outstanding under the revolving credit facility, although we had $17 million of letters of credits outstanding under the facility. We drew $475 million under our term loan facility to finance a portion of the SPG Acquisition. On January 26, 2006, we drew the full $250 million under the delayed-draw portion of our term loan facility to retire all of our redeemable convertible preference shares. We used the net proceeds from the sale of our Storage Business and Printer ASICs Business to permanently repay borrowings under our term loan facility. Costs of approximately $19 million incurred in relation to the term loan facility were initially capitalized as debt issuance costs, amortized over the expected term as additional interest expense and unamortized costs were written off in conjunction with the repayment of the term loan facility.

Interest Rate and Fees: Borrowings under the senior credit agreement bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the United States prime rate and (2) the federal funds rate plus 0.5% (or an equivalent base rate for loans originating outside the United States, to the extent available) or (b) a LIBOR rate (or the equivalent thereof in the relevant jurisdiction) determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. At October 31, 2007, the lender’s base rate was 7.50% and the one-month LIBOR rate was 4.71%. At November 2, 2008, the lender’s base rate was 4.00% and the one-month LIBOR rate was 2.58%. The applicable margin for borrowings under the revolving credit facility is 0.75% with respect to base rate borrowings and 1.75% with respect to LIBOR borrowings.

We are required to pay a commitment fee to the lenders under the revolving credit facility with respect to any unutilized commitments thereunder. At October 31, 2007 and November 2, 2008, the commitment fee on the revolving credit facility was 0.375% per annum. We must also pay customary letter of credit fees. The commitment fee is expensed as additional interest expense.

Maturity: Principal amounts outstanding under the revolving credit facility are due and payable in full on December 1, 2011. As of October 31, 2007 and November 2, 2008, we had no borrowings outstanding under the revolving credit facility, although we had $16 million and $17 million, respectively, of letters of credit each outstanding under the facility, which reduce the amount available on a dollar-for-dollar basis.

Certain Covenants and Events of Default: The senior credit agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, our and our subsidiaries’ ability to:

•	incur additional debt or issue certain preferred shares;

•	create liens on assets;

•	enter into sale-leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	pay dividends and distributions, repurchase our capital stock or make other restricted payments;

•	make investments, loans or advances;

•	make capital expenditures;

•	repay subordinated indebtedness (including the 11 7/8% senior subordinated notes);

•	make certain acquisitions;

•	amend material agreements governing our subordinated indebtedness (including the senior subordinated notes);

•	change our lines of business; and

•	change the status of our parent company, Avago Technologies Holdings Pte. Ltd., as a passive holding company.

All obligations under the senior credit facilities, and the guarantees of those obligations, are secured by substantially all of our assets and that of each guarantor subsidiary, subject to certain exceptions.

In addition, the senior credit agreement requires us to maintain senior secured leverage ratios not exceeding levels set forth in the senior credit agreement. The senior credit agreement also contains certain customary affirmative covenants and events of default.

Senior Notes and Senior Subordinated Notes

In connection with the SPG Acquisition, we completed a private placement of $1,000 million principal amount of unsecured debt consisting of (i) $500 million principal amount of 10 1/ 8% senior notes due December 1, 2013, or senior fixed rate notes, (ii) $250 million principal amount of senior floating rate notes due June 1, 2013, or senior floating rate notes and, together with the senior fixed rate notes, the senior notes, and (iii) $250 million principal amount of 11 7/8% senior subordinated notes due December 1, 2015, or senior subordinated notes. The senior notes and the senior subordinated notes are collectively referred to as our outstanding notes. We received proceeds of $966 million, net of $34 million of related transaction expenses. Such transaction expenses are deferred as debt issuance costs and are being amortized over the life of the loans as incremental interest expense.

Interest is payable on the senior fixed rate notes and the senior subordinated notes on a semi-annual basis at a fixed rate of 10.125% and 11.875%, respectively, per annum. Interest is payable on the senior floating rate notes on a quarterly basis at a rate of three-month LIBOR plus 5.5%. The rate for the senior floating rate notes was 11.12% and 8.31 % at October 31, 2007 and November 2, 2008, respectively.

We may redeem all or any part of the senior fixed rate notes at any time prior to December 1, 2009 at a redemption price equal to 100% of the principal amount of the notes redeemed plus a defined premium and accrued but unpaid interest through the redemption date. We can redeem the senior floating rate notes on or after December 1, 2007 and the senior fixed rate notes on or after December 1, 2009 at fixed redemption prices set forth in the indenture governing the senior notes plus accrued but unpaid interest through the redemption date. In addition, upon a change of control of our company, we generally will be required to make an offer to redeem the senior notes from the holders at 101% of the principal amount plus accrued but unpaid interest through the redemption date.

We may redeem all or any part of the senior subordinated notes (i) at any time prior to December 1, 2010 at a redemption price equal to 100% of the principal amount of the notes redeemed plus a defined premium and accrued but unpaid interest through the redemption date, and (ii) on or after December 1, 2010 at fixed redemption prices set forth in the indenture governing the senior subordinated notes plus accrued but unpaid interest through the redemption date. In addition, upon a change of control of our company, we generally will be required to make an offer to redeem the senior subordinated notes from the holders at 101% of the principal amount plus accrued but unpaid interest through the redemption date.

The senior notes are unsecured and effectively subordinated to all of our existing and future secured debt (including obligations under our senior credit agreement), to the extent of the value of the assets securing such debt. The senior subordinated notes are unsecured and subordinated to all of our existing and future senior indebtedness, including our senior credit agreement and the senior notes.

Certain of our subsidiaries have guaranteed the obligations under the senior credit agreement, have guaranteed the obligations under the senior notes on a senior unsecured basis, and have guaranteed the obligations under the senior subordinated notes on a senior subordinated unsecured basis.

The indentures governing our outstanding notes limit our and our subsidiaries’ ability to:

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

Subject to certain exceptions, the indentures governing our outstanding notes permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

Debt Repayments

During fiscal year 2007, we repurchased $97 million in principal amounts of the senior fixed rate notes and paid $7 million in early tender premium in the tender offer, plus accrued interest, resulting in a loss on extinguishment of debt of $12 million, which consisted of $7 million early tender premium, $4 million write-off of debt issuance costs and less than $1 million legal fees and other related expenses.

During fiscal year 2008, we redeemed $200 million in principal amounts of the senior floating rate notes. We redeemed the senior floating rate notes at 2% premium of the principal amount, plus accrued interest, resulting in a loss on extinguishment of debt of $10 million, which consisted of the $4 million premium and a $6 million write-off of debt issuance costs and other related expenses.

Debt Issuance Costs

Unamortized debt issuance costs associated with the notes and the secured senior credit facility were $30 and $22 million at October 31, 2007 and November 2, 2008, respectively, and are included in other long-term assets on the balance sheet. Amortization of debt issuance costs is classified as interest expense in the consolidated statement of operations.

Other Borrowing

In connection with an acquisition in the first quarter of fiscal 2008, we assumed a $2 million loan secured by land and building which was repaid during the quarter ended August 3, 2008. See also Note 3. “Acquisitions.”

10.	Fair Value of Financial Instruments

The following table presents the carrying amounts and fair values of financial instruments as of October 31, 2007 and November 2, 2008 (in millions):

	Company
	October 31, 2007		November 2, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
Variable rate debt	$250	$257	$50	$42
Fixed rate debt	653	722	653	541

The fair values of cash and cash equivalents, trade accounts receivable, accounts payable and accrued liabilities, to the extent the underlying liability will be settled in cash, approximate carrying values because of the short-term nature of these instruments. The fair value of our long-term debt is based on quoted market rates.

11.	Shareholder’s Equity

Company

Effective January 30, 2006, the Singapore Companies Act was amended to, among other things, allow Singapore companies to repurchase outstanding ordinary shares subject to certain requirements and eliminate the concepts of par value, additional paid-in capital and authorized share capital. As a result of the Singapore Companies Act amendments, effective January 30, 2006, our outstanding shares have no par value, and we have combined the par value of our ordinary shares together with additional paid-in-capital into one ordinary shares account for all periods presented.

Ordinary and Redeemable Convertible Preference Shares

In December 2005, we issued 209,840,061 ordinary shares for proceeds of $1,049 million and 250,000 shares of redeemable convertible cumulative preference shares, or preference shares, for $250 million. In January 2006, we redeemed 248,853 shares of preference shares for cash and the remaining balance was converted into 229,400 ordinary shares. A pro-rata dividend at a rate of 3% per annum was paid on the shares redeemed in accordance with the terms of the preference shares.

Share Option Plans

Effective December 1, 2005, Parent adopted two equity-based compensation plans, the Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries, or the Executive Plan, and the Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries, or the Senior Management Plan and, together with the Executive Plan, the Equity Incentive Plans, which have been amended, to authorize the grant of options and share purchase rights covering up to 30 million ordinary shares.

Under the Executive Plan, options generally vest at a rate of 20% per year based on the passage of time, and the passage of time and attaining certain performance criteria, in each case subject to continued employment. Those options subject to vesting based on the passage of time may accelerate by one year upon certain terminations of employment. Under the Senior Management Plan, options generally vest at a rate of 20% per year based on the passage of time and continued employment.

Under the Equity Incentive Plans, awards generally expire ten years following the date of grant unless granted to a non-employee, in which case the awards generally expire five years following the date of grant and are granted at a price equal to the fair market value.

A summary of award activity follows (in millions, except years and per share amounts).

	Awards Outstanding
	Awards Available for Grant	Number Outstanding	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Balance as of October 31, 2005	—	—	$—
Shares authorized	30	—	—
Issued as part of the Acquisition (see Note 3. “Acquisitions”)	(1)	1	1.25
Granted	(24)	24	5.06
Exercised	—	(4)	5.01
Cancelled	3	(3)	4.87

Balance as of October 31, 2006	8	18	4.87
Granted	(6)	6	8.98
Cancelled	4	(4)	4.91

Balance as of October 31, 2007	6	20	6.07
Granted	(5)	5	10.42
Cancelled	4	(4)	6.10

Balance as of November 2, 2008	5	21	$7.03	7.57	$78

Vested as of November 2, 2008		7	$5.41	6.73	$34
Vested and expected to vest as of November 2, 2008		18	$6.75	7.44	$71

The following table summarizes significant ranges of outstanding and exercisable awards as of November 2, 2008 (in millions, except years and per share amounts):

Exercise Prices	Awards Outstanding			Awards Exercisable
	Number Outstanding	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price Per Share	Number Exercisable	Weighted- Average Exercise Price Per Share
$0.00 – 4.00	1	4.05	$1.25	1	$1.25
4.01 – 8.00	12	6.84	5.11	5	5.11
8.01 – 12.00	8	8.92	10.33	1	10.22

Total	21	7.57	$7.03	7	$5.41

Share-Based Compensation

Effective November 1, 2006, or fiscal year 2007, we adopted the provisions of SFAS No. 123R, “Share-Based Payment.” SFAS No. 123R establishes GAAP for share-based awards issued for employee services. Under SFAS No. 123R, share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period. We previously applied APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation.”

We adopted SFAS No. 123R using the prospective transition method. Under this method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption. For share-based awards granted after November 1, 2006, we recognized compensation expense based on the estimated grant date fair value method required under SFAS No. 123R, using Black-Scholes valuation model with a straight-line amortization method. Since SFAS No. 123R requires that share-based compensation expense be based on awards that are ultimately expected to vest, estimated share-based compensation for such awards has been reduced for estimated forfeitures. For outstanding share-based awards granted before November 1, 2006, which were originally accounted under the provisions of APB No. 25 and the minimum value method for pro forma disclosures of SFAS No. 123, we continue to account for any portion of such awards under the originally applied accounting principles. As a result, performance-based awards granted before November 1, 2006 are subject to variable accounting until such options are vested, forfeited or cancelled. Variable accounting requires us to value the variable options at the end of each accounting period based upon the then current fair value of the underlying ordinary shares. Accordingly, our share-based compensation is subject to significant fluctuation based on changes in the fair value of Parent’s ordinary shares.

On August 28, 2008, Parent’s Compensation Committee approved a change in the financial performance vesting targets applicable to options to purchase 3.8 million ordinary shares outstanding under our equity incentive plans, including 2.7 million options originally granted prior to the adoption of SFAS No. 123R, impacting 43 employees. This change was accounted for as a modification under SFAS No. 123R. As a result of this modification, all variable accounting on outstanding employee options ceased and instead pursuant to SFAS No. 123R we will recognize unamortized intrinsic value of these modified options over the remaining service period. Based on the full achievement of performance of targets, as of the modification date, $6 million is subject to amortization of the remaining service period of approximately 3 years.

The impact on our results for both employee and non-employee share-based compensation for the years ended October 31, 2007 and November 2, 2008 was as follows (in millions):

	Company Year Ended
	October 31, 2007	November 2, 2008
Cost of products sold	$1	$—
Research and development	—	3
Selling, general and administrative	11	12

Total share-based compensation expense	$12	$15

The weighted-average assumptions utilized for our Black-Scholes valuation model for options granted during the years ended October 31, 2007 and November 2, 2008 are as follows:

	Year Ended
	October 31, 2007	November 2, 2008
Risk-free interest rate	4.6%	3.4%
Dividend yield	0%	0%
Volatility	47%	44%
Expected term (in years)	6.5	6.5

The dividend yield of zero is based on the fact that we have no present intention to pay cash dividends. Expected volatility is based on the combination of historical volatility of guideline publicly traded companies over the period commensurate with the expected life of the options and the implied volatility of guideline publicly traded companies from traded options with a term of 180 days or greater measured over the last three months. The risk-free interest rate is derived from the average U.S. Treasury Strips rate during the period, which approximates the rate in effect at the time of grant. The expected life calculation is based on the simplified method of estimating expected life outlined by the SEC in the Staff Accounting Bulletin No. 107. This method was allowed until December 31, 2007. However, on December 21, 2007, the SEC issued Staff Accounting Bulletin No. 110, “Year-End Help For Expensing Employee Stock Options,” which will allow continued use of the simplified method under certain circumstances. As a result, we will continue to use the simplified method until we have sufficient historical data to provide a reasonable basis to estimate the expected term.

Based on the above assumptions, the weighted-average fair values of the options granted under the share option plans for the years ended October 31, 2007 and November 2, 2008 was $5.07 and $5.08, respectively.

Based on our historical experience of pre-vesting option cancellations, we have assumed an annualized forfeiture rate of 15% for our options. Under the true-up provisions of SFAS No. 123R, we will record additional expense if actual forfeitures are lower than we estimated, and will record a recovery of prior expense if actual forfeitures are higher than we estimated.

For the year ended October 31, 2006, total employee and non-employee share-based compensation expense was $3 million, which was recorded in accordance with APB No. 25.

Total compensation cost of options granted but not yet vested as of November 2, 2008 was $29 million, which is expected to be recognized over the weighted average period of 2 years.

12.	Restructuring and Asset Impairment Charges

Company

During the year ended October 31, 2006, we initiated new restructuring plans to reduce our workforce by approximately 80 employees related to certain product line rationalizations. In addition, we continued to incur charges related to the Predecessor restructuring plans assumed by us as part of the SPG Acquisition. Total charges incurred during this period were $5 million, $2 million of which were recorded under cost of products sold and the remainder of which were recorded under research and development. As of October 31, 2006, we had paid $5 million in cash in conjunction with the new restructuring plans, and substantially completed the Predecessor restructuring plan.

In the first quarter of fiscal year 2007, we began to increase the use of outsourced service providers in our manufacturing operations, particularly our assembly and test operations, to lower our costs and reduce the capital deployed in these activities. In connection with this strategy, we introduced a largely voluntary severance program intended to reduce our workforce and resulting in an approximately 40% decline in our employment, primarily in our major locations in Asia. The increased use of outsource providers combined with other factors including real estate appraisals also led us to evaluate the recoverability of certain long-lived assets to determine whether there had been a material impairment pursuant to SFAS No. 144. Consequently, during the year ended October 31, 2007, we incurred asset impairment charges and restructuring charges of $158 million and $51 million, respectively. The asset impairment charges included $70 million mostly related to equipment and buildings at certain manufacturing facilities and $88 million for intangible assets related to those manufacturing operations. The net book value of the asset group before the impairment charges was $415 million. The impairment charge was measured as an excess of the carrying value of the asset group over its fair value. The fair value of the asset group was estimated using a present value technique, where expected future cash flows from the use of the asset group were discounted by an interest rate commensurate with the risk of the cash flows. The restructuring charges predominantly represented associated employee termination benefits.

During the fiscal year ended November 2, 2008, we continued to expand on our outsourcing strategy and initiated restructuring plans in connection with product line rationalizations. As a result, we recorded $12 million of restructuring charges predominantly representing associated employee termination benefits.

The significant activity within and components of the restructuring charges during the years ended October 31, 2007 and November 2, 2008 are as follows (in millions):

	Employee Termination Costs	Asset Abandonment Costs	Excess Lease	Total
Accrued restructuring as of October 31, 2006	$—	$—	$—	$—
Charges to cost of products sold	28	1	—	29
Charges to research and development	3	—	—	3
Charges to selling, general and administrative	15	3	1	19
Cash payments	(41)	—	(1)	(42)
Non-cash portion	—	(4)	—	(4)

Accrued restructuring as of October 31, 2007—included in other current liabilities	5	—	—	5
Charges to cost of products sold	6	—	—	6
Charges to research and development	3	—	—	3
Charges to selling, general and administrative	2	—	1	3
Cash payments	(15)	—	(1)	(16)

Accrued restructuring as of November 2, 2008—included in other current liabilities	$1	$—	$—	$1

Predecessor

During the one month ended November 30, 2005 Predecessor incurred $1 million of employee termination benefit related to restructuring activities which was charged to selling, general and administrative expenses.

Agilent had several restructuring plans that have affected SPG. These plans were designed to reduce costs and expenses in order to return Agilent to profitability. The three main components of these plans were workforce reductions, consolidation of excess facilities and evaluating and restructuring property, plant and equipment, which included recording the impairment of some assets.

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

In the first half of 2005, Predecessor continued to incur charges related to the actions that were taken to scale back the Fort Collins facility. In the second half of 2005, Predecessor shut down its existing research and development site at the Ipswich facility and the San Jose production facility in order to continue to reduce our overall cost structure. Predecessor incurred approximately $7 million in work force management charges and $2 million for asset impairment charges related to these actions for the year ended October 31, 2005. Total additional costs allocated to Predecessor by Agilent were approximately $7 million for work force management and $4 million for asset impairment and consolidation of excess facilities.

A summary of the restructuring activity (including restructuring costs allocated by Agilent) is shown below (in millions):

Predecessor
One Month Ended November 30, 2005
Workforce management	$1
Asset impairment	—
Consolidation of facilities	—

Total restructuring and asset impairment charges	$1

A summary of the statement of operations impact of the charges resulting from all Predecessor restructuring plans is shown below (in millions):

Predecessor
One Month Ended November 30, 2005
Cost of products	$—
Research and development	—
Selling, general and administrative	1

Total restructuring and asset impairment charges	$1

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

During the one month ended November 30, 2005 no restructuring costs were allocated to Predecessor by Agilent.

13.	Income Taxes

Company

Consequent to the incorporation of Avago in Singapore, domestic operations reflect the results of operations based in Singapore.

Predecessor

Predecessor operating results were historically included in Agilent’s consolidated U.S. federal and state income tax returns and non-U.S. jurisdiction tax returns. Provision for income taxes in the financial statements has been determined on a separate return basis. Predecessor is required to assess the realization of its net deferred tax assets and the need for a valuation allowance on a separate return basis, and exclude from that assessment any utilization of those losses by Agilent. This assessment requires that Predecessor’s management make judgments about benefits that could be realized from future taxable income, as well as other positive and negative factors influencing the realization of deferred tax assets. Due to the cumulative losses incurred in the U.S. and certain non-U.S. locations, Predecessor recorded a valuation allowance against any deferred assets in these jurisdictions as of October 31, 2005. All tax return attributes Predecessor generated, as calculated on a separate return methodology not used by Agilent historically, were retained by Agilent.

Components of Income Before Taxes from Continuing Operations

For financial reporting purposes, “Income (loss) from continuing operations before income taxes” included the following components (in millions):

	Predecessor One Month Ended November 30, 2005	Year Ended October 31,		Year Ended November 2, 2008
		2006	2007
Company
Domestic loss		$(249)	$(125)	$26
Foreign income (loss)		24	(87)	34

Predecessor
Domestic loss	$(17)
Foreign income (loss)	(6)

Income (loss) from continuing operations before income taxes:	$(23)	$(225)	$(212)	$60

Components of Provision for Income Taxes

Company

We have negotiated tax incentives on earnings in Singapore which expire in various fiscal years beginning in 2012. The tax incentives provide tax holidays or reduced rates of taxation on certain classes of income and are conditional upon our meeting certain employment and investment thresholds.

Significant components of the provision for income taxes from continuing operations are as follows (in millions):

	Predecessor One Month Ended November 30, 2005	Year Ended October 31,		Year Ended November 2, 2008
		2006	2007
Current tax expense:
Domestic	$—	$2	$2	$4
Foreign	2	6	9	8

	$2	$8	$11	$12

Deferred tax expense (benefit)
Domestic	$—	$(1)	$3	$—
Foreign	—	(4)	(6)	(9)

	$—	$(5)	$(3)	$(9)

Total provision for income taxes	$2	$3	$8	$3

Predecessor

Agilent had negotiated tax holidays on earnings in certain foreign jurisdictions in which Predecessor operated that expire in various fiscal years beginning in 2008. The tax holidays provide lower rates of taxation on certain classes of income and were conditional upon Agilent meeting certain employment and investment thresholds.

Rate Reconciliation

A reconciliation of the expected statutory tax rate (computed at the Predecessor’s U.S. statutory income tax rate of 35% and the Company’s Singapore statutory tax rate of 18%) to the actual tax rate on income from continuing operations is as follows:

	Predecessor One Month Ended November 30, 2005	Year Ended October 31,		Year Ended November 2, 2008
		2006	2007
Expected statutory tax rate	(35.0)%	(20.0)%	(18.0)%	18.0%
Homeland Investment Act Dividend Repatriation	0.0%	0.0%	0.0%	0.0%
Foreign income taxed at different rates	14.9%	(0.2)%	8.0%	1.9%
Nondeductible goodwill	0.3%	0.0%	0.0%	0.0%
U.S. R&D credits	(1.3)%	0.0%	(0.3)%	0.0%
Tax Holidays and Concessions	0.0%	21.5%	11.5%	(0.1)%
Other, net	(0.4)%	0.0%	2.6%	0.2%
Valuation Allowance	30.2%	0.0%	0.0%	(15.0)%

Actual tax rate on income from continuing operations	8.7%	1.3%	3.8%	5.0%

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

	October 31, 2007	November 2, 2008
Deferred income tax assets:
Depreciation and amortization	$22	$23
Inventory	1	2
Receivables	2	2
Employee benefits	2	6
Stock options	4	6
Net operating loss carryovers and credit carryovers	30	29
Other deferred income tax assets	4	2

Gross deferred tax assets	$65	$70
Less valuation allowance	(51)	(31)

Deferred income tax assets	$14	$39

Deferred income tax liabilities
Depreciation and amortization	$—	$8
Inventory	1	1
Employee benefits	3	—
Other deferred income tax liabilities	2	20
Foreign earnings not permanently reinvested	2	2

Deferred income tax liabilities	$8	$31

Net deferred income tax asset (liability)	$6	$8

The above net deferred income tax asset has been reflected in the accompanying balance sheets as follows (in millions):

	October 31, 2007	November 2, 2008
Current asset	$2	$5
Current liability	(3)	(18)

Net current income tax asset (liability)	$(1)	$(13)

Non-current asset	$12	$33
Non-current liability	(5)	(13)

Net non-current income tax asset (liability)	$7	$20

As of November 2, 2008, we had Singapore net operating loss carry forwards of $40 million, foreign net operating loss carry forwards of $47 million, and U.S. net operating loss carry forwards of $30 million. The Singapore net operating losses have no limitation on utilization. For foreign net operating losses, $41 million of the losses have no limitation on utilization and the balance of the losses expire in various fiscal years beginning 2008. U.S. federal net operating loss carry forwards expire beginning in fiscal year 2016.

We consider all operating income of foreign subsidiaries not to be permanently reinvested outside Singapore. We have provided $2 million for foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries, the cumulative amount of which is estimated to be $85 million and $128 million as of October 31, 2007 and November 2, 2008, respectively.

We adopted the provisions of FIN No. 48 on November 1, 2007. As a result of the implementation of FIN No. 48, our total unrecognized tax benefit was approximately $20 million at the date of adoption, for which we recognized approximately a $10 million increase in the liability for unrecognized tax benefits. At the adoption, our balance sheet also reflected an increase in other long-term liabilities, accumulated deficit, and deferred tax assets of approximately $10 million, $9 million, and $1 million, respectively.

We recognize interest and penalties related to unrecognized tax benefits within the provision for income taxes line in the accompanying consolidated statement of operations. Accrued interest and penalties are included within the other long-term liabilities line in the consolidated balance sheet.

We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included within the other long-term liabilities in the consolidated balance sheet.

The aggregate changes in the balance of gross unrecognized tax benefits were as follows (in millions):

Beginning balance as of November 1, 2007 (date of adoption)
Settlements and effective settlements with tax authorities and related remeasurements	$20
Lapse of statute of limitations
Increases in balances related to tax positions taken during prior periods	2
Decreases in balances related to tax positions taken during prior periods	(7)
Increases in balances related to tax positions taken during current period	3

Ending balance as of November 2, 2008	$18

Prior to the adoption of FIN No. 48, we did not recognize an accrual for penalties and interest. Upon adoption of FIN No. 48 on November 1, 2007, we increased our accrual for interest and penalties to approximately $1 million, which was also accounted for as an increase to the November 1, 2007 balance of accumulated deficit. During the year ended November 2, 2008, we provided for additional interest that increased our accrual of interest and penalties to approximately $3 million, which is included in the consolidated balance sheet at November 2, 2008.

Included in the balance of unrecognized tax benefits at November 2, 2008 are approximately $16 million of tax benefits that, if recognized, would affect the effective tax rate. There were no significant changes to the unrecognized tax benefits during the fiscal year ended November 2, 2008.

Although the timing of the resolution and/or closure on audits is highly uncertain, it is reasonably possible that the balance of gross unrecognized tax benefits could significantly change in the next 12 months. However, given the number of years remaining subject to examination, we are unable to estimate the range of possible adjustments to the balance of gross unrecognized tax benefits.

We are subject to examination by the tax authorities with respect to the periods subsequent to the SPG Acquisition. We are not under Singapore income tax examination at this time. The Company is subject to Singapore income tax examinations for all years from the year ended October 31, 2006. The Company is also subject to examinations in major foreign jurisdictions, including the United States, for all years from the year ended October 31, 2006.

14.	Interest Expense

Interest expense of $143 million, $109 million and $86 million for the years ended October 31, 2006, October 31, 2007 and November 2, 2008, respectively, consisted primarily of (i) interest expense of $121 million, $105 million and $82 million, respectively, with respect to the senior notes, senior subordinated notes, and previously outstanding debt under the senior secured credit facilities, all issued or incurred in connection with the SPG Acquisition, including commitment fees for expired credit facilities; and (ii) amortization of debt issuance costs of $22 million, $4 million and $4 million, respectively.

15.	Other Income (expense), net

The following table presents the detail of other income (expense), net (in millions):

	Predecessor	Company
	One Month Ended November 30, 2005	Year Ended October 31,		Year Ended November 2, 2008
		2006	2007
Other income	$—	$6	$4	$—
Interest income	—	6	10	4
Other expense	—	—	—	(8)

Other income (expense), net	$—	$12	$14	$(4)

16.	Sale of the Camera Module Business

On February 3, 2005, Predecessor completed the sale of the Camera Module Business to Flextronics International Ltd. pursuant to an Asset Purchase Agreement dated October 27, 2004 as amended. Flextronics agreed to purchase the fixed assets, inventory and intellectual property and assume operating liabilities. Flextronics paid approximately $13 million upon closing and paid an additional $12 million (in twelve equal quarterly installments) each fiscal quarter following the sale closing date, which was recorded as receivable by us as part of purchase accounting. Based on SFAS No. 144 and FASB Emerging Issues Task Force No. 03-13, “Applying the Conditions in Paragraph 42 of FAS 144 in Determining Whether to Report Discontinued Operation,” Predecessor concluded that it had continuing involvement with the disposed business as it would continue to be the primary supplier to the buyer (Flextronics International Ltd.) for a key component for Camera Module products, and thus the divestiture did not meet the criteria for discontinued operations.

17.	Discontinued Operations

Storage Business

In October 2005, we entered into a definitive agreement to sell our Storage Business to PMC-Sierra Inc. subject to certain conditions, including our completion of the SPG Acquisition from Agilent. This transaction closed on February 28, 2006, resulting in $420 million of net proceeds to us. The assets and liabilities of the Storage Business were classified as held for sale in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” in the purchase price allocation and no gain or loss was recorded on the sale. In March 2006, we used the net proceeds from this sale to permanently repay a portion of the term loan facility described in Note 9. “Senior Credit Facilities and Borrowings.”

The following table summarizes the results of operations of the Storage Business, included in discontinued operations in our consolidated statements of operations for the one month ended November 30, 2005 and the years ended October 31, 2006, October 31, 2007, and November 2, 2008, respectively (in millions):

	Predecessor	Company
	One Month Ended November 30, 2005	Year Ended October 31,		Year Ended November 2, 2008
		2006	2007
Net revenue	$8	$28	$—	$—
Costs, expenses and other income, net	(6)	(26)	1	—

Income from and gain on discontinued operations, net of taxes	$2	$2	$1	$—

The following table presents the Storage Business’ assets and liabilities that were sold (in millions):

Company
Assets:
Inventory	$5
Other current assets	4
Property, plant and equipment, net	8
Goodwill and intangible assets, net	404

Total assets of discontinued operation	421

Liabilities:
Current liabilities	1

Net assets of discontinued operation	$420

Printer ASICs Business

In February, 2006, we entered into a definitive agreement to sell our Printer ASICs Business to Marvell International Technology Ltd. Our agreement with Marvell also provided for up to $35 million in additional earn-out payments by Marvell to us based solely on the achievement by Marvell of certain revenue targets in respect of the acquired business subsequent to the acquisition. This transaction closed on May 1, 2006 resulting in $245 million of net proceeds to us. There was no gain or loss on the sale as the fair value of the assets and liabilities were reflected in the purchase price allocation for the SPG Acquisition. In May 2006, we used the net proceeds, together with other available cash, to permanently repay a portion of the term loan facility described in Note 9. “Senior Credit Facilities and Borrowings.”

The following table summarizes the results of operations of the Printer ASICs Business, included in discontinued operations in our consolidated statements of operations for the one month ended November 30, 2005 and the years ended October 31, 2006, October 31, 2007, and November 2, 2008, respectively (in millions):

	Predecessor	Company
	One Month Ended November 30, 2005	Year Ended October 31,		Year Ended November 2, 2008
		2006	2007
Net revenue	$10	$71	$—	$—
Costs, expenses and other income, net	(11)	(70)	—	—
Gain on sale of business	—	—	10	25

Income (loss) from and gain on discontinued operations, net of taxes	$(1)	$1	$10	$25

In April 2007, we received $10 million of the earn-out payment from Marvell and recorded it as a gain on discontinued operations. In May 2008, we received $25 million of the earn-out payment from Marvell and recorded it as a gain on discontinued operations.

The following table presents the Printer ASICs Business’ assets and liabilities that were sold (in millions):

Company
Assets:
Inventory	$17
Other current assets	10
Property, plant and equipment, net	15
Goodwill and intangible assets, net	207

Total assets of discontinued operation	249

Liabilities:
Current liabilities	4

Net assets of discontinued operation	$245

Image Sensor Operations

In November 2006, we entered into a definitive agreement to sell our Image Sensor operations to Micron Technology, Inc. for $53 million. Our agreement with Micron also provides for up to $17 million in additional earn-out payments by Micron to us upon the achievement of certain milestones. Micron purchased certain assets, including intellectual property rights and fixed assets, and assumed certain liabilities. This transaction closed on December 8, 2006, resulting in $57 million of net proceeds, including $4 million of earn-out payments during the year ended October 31, 2007. In addition to this transaction, we also sold intellectual property rights related to the Image Sensor operations to another party for $12 million. We recorded a gain on the sale of approximately $50 million for both of these transactions, which was reported as income and gain from discontinued operations.

The following table summarizes the results of operations of the Image Sensor operations, included in discontinued operations in our consolidated statements of operations for the one month ended November 30, 2005 and the years ended October 31, 2006, October 31, 2007, and November 2, 2008, respectively (in millions):

	Predecessor	Company
	One Month Ended November 30, 2005	Year Ended October 31,		Year Ended November 2, 2008
		2006	2007
Net revenue	$6	$41	$9	$—
Costs, expenses and other income, net	(7)	(50)	(8)	—
Gain on sale of business	—	—	50	6

Income (loss) from and gain on discontinued operations, net of taxes	$(1)	$(9)	$51	$6

During fiscal years 2007 and 2008, we received earn out payments of $4 million and $6 million, respectively from Micron.

The following table presents the Image Sensor operations’ assets and liabilities that were sold (in millions):

Company
Assets:
Property, plant and equipment, net	$4
Intangible assets, net	13

Total assets of discontinued operation	17

Liabilities:
Current liabilities	1

Net assets of discontinued operation	$16

Infra-red Operations

In October 2007, we entered into a definitive agreement to sell our Infra-red operations to Lite-On Technology Corporation for $19 million in cash, $2 million payable upon receipt of local regulatory approvals, and the right to receive guaranteed cost reductions or rebates of $10 million based on our future purchases of non infra-red products from Lite-On (which we recorded as an asset based on the estimated fair values of the future cost reductions or rebates). During the quarter ended August 3, 2008, we formally notified Lite-On that the first phase of planned cost reductions had not been achieved and requested that they issue a rebate of $4.9 million. Under the agreement, we also agreed to a minimum purchase commitment of non infra-red products over the next three years. This transaction closed in January 2008 and we recorded a gain of $3 million in the first quarter, which was reported within income from and gain on discontinued operations in the consolidated statement of operations. The transaction is subject to certain post closing adjustments in accordance with the agreement. In addition, during the quarter ended May 4, 2008, we notified Lite-On that we have received the necessary local regulatory approvals and requested that Lite-On fulfill its obligation to render payment of the $2 million. During the quarter ended November 2, 2008, we entered into settlement discussions with Lite-On regarding the remaining sale price receivable and the cost reductions resulting in an overall loss from disposal of Infra-red operations of $5 million.

The following table summarizes the results of operations of the Infra-red operations, included in discontinued operations in our consolidated statements of operations for the one month ended November 30, 2005 and the years ended October 31, 2006, October 31, 2007, and November 2, 2008, respectively (in millions):

	Predecessor	Company
	One Month Ended November 30, 2005	Year Ended October 31,		Year Ended November 2, 2008
		2006	2007
Net revenue	$5	$38	$27	$4
Costs, expenses and other income, net	(4)	(29)	(26)	(4)
Loss on sale of operation	—	—	—	(5)

Income (loss) from and loss on discontinued operations, net of taxes	$1	$9	$1	$(5)

SFAS No. 144 provides that a long-lived asset classified as held for sale should be measured at the lower of its carrying amount or fair value less cost to sell. We believe that the carrying value of the Infra-red operations at October 31, 2007 was less than the estimated fair value less cost to sell, and no adjustment to the carrying value of this long-lived asset was necessary during the year ended October 31, 2007. In accordance with the provisions of SFAS No. 144, we ceased the amortization of the Infra-red operations’ intangible assets and the depreciation of the property and equipment in the fourth quarter of fiscal year 2007. Also, in accordance with the provisions of SFAS No. 144, we determined that the Infra-red operations became a discontinued operation in the fourth quarter of fiscal year 2007. Accordingly, its assets and liabilities and operating results have been segregated from the consolidated balance sheets and continuing operations in the consolidated statements of income for all periods presented.

The following table presents the Infra-red operations’ assets and liabilities that were sold as of the closing date of the transaction (in millions):

Company
Assets:
Inventory	$4
Property, plant and equipment, net	1
Intangible assets, net	21

Total assets of discontinued operation	26

18.	Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” or SFAS No. 131, establishes standards for the way public business enterprises report information about operating segments in annual consolidated financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. We have concluded that we have one reportable segment based on the following factors: sales of semiconductors represents our only material source of revenue; substantially all products offered incorporate analog functionality and are manufactured under similar manufacturing processes; we use an integrated approach in developing our products in that discrete technologies developed are frequently integrated across many of our products; we use a common order fulfillment process and similar distribution approach for our products; and broad distributor networks are typically utilized while large accounts are serviced by a direct sales force. The Chief Executive Officer has been identified as the Chief Operating Decision Maker as defined by SFAS No. 131.

The following table presents net revenue and long-lived asset information based on geographic region. Net revenue is based on the geographic location of the distributors or OEMs who purchased the Company’s products, which may differ from the geographic location of the end customers. Long-lived assets include property, plant and equipment and are based on the physical location of the assets (in millions):

	Malaysia and Singapore	United States	Rest of the World	Total
Predecessor
Net revenue:
One month ended November 30, 2005	$7	$41	$66	$114

Company
Net revenue:
Year ended October 31, 2006	146	467	786	1,399
Year ended October 31, 2007	308	274	945	1,527
Year ended November 2, 2008	340	326	1,033	1,699

Long-lived assets:
As of October 31, 2007	140	135	17	292
As of November 2, 2008	$93	$134	$72	$299

19.	Related Party Transactions

In connection with the SPG Acquisition, we entered into an Advisory Agreement with affiliates of Kohlberg Kravis Roberts & Co., or KKR, and Silver Lake Partners, or Silver Lake and, together with KKR, the Sponsors, for ongoing consulting and management advisory services. Affiliates of the Sponsors, through their investments in Bali Investments S.à.r.l., indirectly own over eighty percent of our shares. The Advisory Agreement requires us to pay each of the Sponsors a quarterly fee of $625,000, which is subject to a 5% increase each fiscal year during the agreement’s term. The Advisory Agreement has a 12-year term. See Note 20, “Commitments and Contingencies.” For the years ended October 31, 2006, October 31, 2007 and November 2, 2008, we recorded $5 million, $5 million and $6 million of expenses, respectively, in connection with the Advisory Agreement.

In connection with the closing of the SPG Acquisition and the related financings, collectively known as the Transactions, we paid to each of the Sponsors an advisory fee of $18 million for services provided to us in evaluating, negotiating, documenting, financing and closing the Transactions. In addition, in connection with the closing of any subsequent change of control transaction, acquisition, disposition or divestiture, spin-off, split-off or financing completed during the term of the Advisory Agreement (or after, if contemplated during the term) in each case with an aggregate value in excess of $25 million, we will pay each of the Sponsors a fee of 0.5% based on the aggregate value of such transaction. For the Storage and Printer ASICs dispositions (discussed in Note 17,

“Discontinued Operations”), we paid the Sponsors each $3 million in advisory fees, which were charged to expense. For the Image Sensor operations disposition (discussed in Note 17, “Discontinued Operations”), we paid less than $1 million to the Sponsors.

In connection with the SPG Acquisition, we entered into a management consulting agreement for post-acquisition support activities with KKR Capstone, or Capstone, a consulting company that works exclusively with KKR and its portfolio companies. Under this agreement, we paid $1 million to Capstone during the year ended October 31, 2006. An affiliate of Capstone was granted options to purchase 800,000 ordinary shares with an exercise price of $5 per share on February 3, 2006. One half of these options vest over four years, and the other half vests upon the achievement of certain company financial performance metrics defined in the Share Option Agreement, dated February 3, 2006. These options are subject to variable accounting and we recorded a charge of $2 million, $1 million and $2 million for the years ended October 31, 2006, October 31, 2007 and November 2, 2008, respectively, related to the issuance of these options.

Funds affiliated with Silver Lake are investors in Flextronics International Ltd., and Mr. James A. Davidson, a director, also serves as a director of Flextronics. Agilent sold its Camera Module Business to Flextronics in February 2005. In the ordinary course of business, we continue to sell to Flextronics, which in the years ended October 31, 2006, October 31, 2007 and November 2, 2008 accounted for $191 million, $144 million and $155 million of net revenue from continuing operations, respectively. Trade accounts receivable due from Flextronics as of October 31, 2007 and November 2, 2008 were $23 million and $17 million, respectively. Flextronics continued to pay the deferred purchase price in connection with its acquisition of the Camera Module Business at the rate of $1 million per quarter, which payment was completed in the first quarter of fiscal year 2008.

Mr. John R. Joyce, a director, also serves as a director of Hewlett-Packard Company effective July 2007. In the ordinary course of business, we continue to sell to Hewlett-Packard Company, which in the years ended October 31, 2007 and November 2, 2008 accounted for $20 million and $30 million of net revenue from continuing operations, respectively, and trade accounts receivable due from Hewlett-Packard Company as of October 31, 2007 and November 2, 2008 was $7 million and $7 million, respectively. We also use Hewlett-Packard Company as a service provider for information technology services. For the years ended October 31, 2007 and November 2, 2008 operating expenses include $35 million and $32 million, respectively, for services provided by Hewlett-Packard Company.

Mr. James Diller, a director, also serves on the board of directors PMC Sierra, Inc. as vice-chairman. In the ordinary course of business, we continue to sell to PMC Sierra, which in the years ended October 31, 2006, October 31, 2007 and November 2, 2008 accounted for $2 million, $1 million and $3 million of net revenue from continuing operations, respectively. Trade accounts receivable due from PMC Sierra as of October 31, 2007 and November 2, 2008 was less than $1 million for both years.

Ms. Mercedes Johnson, our former Senior Vice President, Finance and Chief Financial Officer, is a director of Micron Technology, Inc. In December 2006, we completed the sale of our Image Sensor operations to Micron. Ms. Johnson recused herself from all deliberations of the board of directors of Micron concerning that transaction.

Pursuant to an Amended and Restated Shareholder Agreement dated as of February 3, 2006 among Avago Technologies and participants in our investor group and certain other persons, three representatives of each Sponsor serve on Avago’s Board of Directors. In April 2006, Avago granted each member of its Board of Directors, including these individuals, an option to purchase 50,000 ordinary shares of Avago Technologies, with an exercise price of $5 per share (the fair market value on the date of the grant as determined by Avago’s Board of Directors), a term of 5 years and vesting at a rate of 20% per year from December 1, 2005. In addition, we will pay these individuals $50,000 per year for service on Avago’s Board of Directors, quarterly in arrears and prorated for any partial quarter.

20.	Commitments and Contingencies

Commitments

Operating Lease Commitments. We lease certain real property and equipment from Agilent and unrelated third parties under non-cancelable operating leases. Our future minimum lease payments under these leases at November 2, 2008 were $8 million for 2009, $7 million for 2010, $3 million for 2011, $2 million for 2012, $2 million in 2013 and $8 million thereafter.

Rent expense was $2 million, $13 million, $12 million and $13 million for the one month ended November 30, 2005, years ended October 31, 2006, October 31, 2007 and November 2, 2008, respectively.

Capital Lease Commitments. We lease a portion of our equipment from unrelated third parties under non-cancelable capital leases. Our future minimum lease payments under these leases at November 2, 2008 were $2 million for 2009, $2 million for 2010, $1 million for 2011, $1 million for 2012, and less than 1 million for 2013 and $1 million thereafter.

Related Party Commitments. In the event that the advisory agreement described in Note 19. “Related Party Transactions” is terminated, KKR and Silver Lake will receive a lump sum payment equal to the present value of the annual advisory fees that would have been payable for the remainder of the term of the advisory agreement. The initial term of the advisory agreement is 12 years, and it extends annually thereafter for one year unless the advisory agreement is terminated through written notice by either party. Our future minimum advisory fees under the agreement are $6 million for 2009, $6 million for 2010, $6 million for 2011, $7 million for 2012, $7 million for 2013 and $32 million thereafter.

We use Hewlett-Packard Company as a service provider for information technology services. At November 2, 2008, our commitments under the information technology outsourcing agreement were $15 million for 2009, $9 million for 2010, $4 million for 2011, $4 million for 2012, $4 million for 2013 and $8 million thereafter.

Purchase Commitments. At November 2, 2008, we had unconditional purchase obligations of $18 million for fiscal year 2009 and none thereafter. These unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty.

Other Contractual Commitments. We entered into several agreements related to IT, human resources and financial infrastructure outsourcing and other services agreements. At November 2, 2008, our commitments under these agreements were $16 million for 2009, $11 million for 2010, $8 million for 2011, $5 million for 2012, $4 million for 2013 and $1 million thereafter.

Long-Term Debt. At November 2, 2008, we had debt obligations of $703 million. None of these debt obligations are due before fiscal year 2013. Estimated future interest expense payments related to debt obligations at November 2, 2008 were $75 million for 2009, $75 million for 2010, $75 million for 2011, $75 million for 2012, $72 million for 2013 and $65 million thereafter. Estimated future interest expense payments include interest payments on our outstanding notes, assuming the same rate on the senior floating rate notes as was in effect on November 2, 2008, commitment fees, and letter of credit fees. (see Note 9. “Senior Credit and Facilities and Borrowings”)

Contingencies

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

Warranty

Commencing in the second quarter of fiscal year 2008, we notified certain customers of a product quality issue and began taking additional steps to correct the quality issue and work with affected customers to determine potential costs covered by our warranty obligations. We maintain insurance coverage for product liability and have been working with our insurance carrier to determine the extent of covered losses in this situation. Discussions are occurring with several customers and one settlement occurred in the fourth quarter of fiscal 2008 which was covered by insurance. We presently believe that amounts recorded in our financial statements along with expected insurance coverage proceeds will be adequate to resolve these claims, although this assessment is subject to change based on the ultimate resolution of this matter with customers and the insurance carrier. In addition, if the timing of settlement of claims with customers and the timing of determination of insurance recoveries do not occur in the same reporting periods, there could be material increases in charges to statement of operations in a future period and decreases in a subsequent period once insurance recoveries are deemed probable of realization.

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

Other Indemnifications

As is customary in our industry and as provided for in local law in the United States and other jurisdictions, many of our standard contracts provide remedies to our customers and others with whom we enter into contracts, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of our products. From time to time, we indemnify customers, as well as our suppliers, contractors, lessors, lessees, companies that purchase our businesses or assets and others with whom we enter into contracts, against combinations of loss, expense, or liability arising from various triggering events related to the sale and the use of our products, the use of their goods and services, the use of facilities and state of our owned facilities, the state of the assets and businesses that we sell and other matters covered by such contracts, usually up to a specified maximum amount. In addition, from time to time we also provide protection to these parties against claims related to undiscovered liabilities, additional product liability or environmental obligations. In our experience, claims made under such indemnifications are rare and the associated estimated fair value of the liability is not material.

21.	Predecessor Change in Accounting Policies

Stock-Based Compensation

Predecessor’s employees participated in Agilent’s stock-based compensation plans. Prior to November 1, 2005, Predecessor accounted for stock-based awards (based on Agilent’s stock) to employees using the intrinsic value method of accounting in accordance with APB No. 25 and related interpretations. In August 2005, Agilent’s Board of Directors approved the acceleration of vesting of the options of its employees transferred to Avago and Avago’s subsidiaries. The options became fully vested on December 1, 2005, the date that the transaction closed.

On November 1, 2005, Predecessor adopted the provisions of SFAS No. 123R using the modified prospective transition method. As a result, stock based compensation of $4 million was recorded in Predecessor statement of operations for the one month ended November 30, 2005.

The fair value of options granted prior to and post adoption of SFAS No. 123R was estimated at grant date using a Black-Scholes option-pricing model with the following weighted-average assumptions:

Predecessor
One Month Ended November 30, 2005
Risk-free interest rate for options	4.3%
Risk-free interest rate for the 432(b) Plan	4.3%
Dividend yield	0.0%
Volatility for options	29.0%
Volatility for the 423(b) Plan	30.0%
Expected term for options (in years)	4.25
Expected term for the 423(b) Plan (in years)	0.5 to 1

(1)	During 2005, for Predecessor’s employee stock options, Predecessor used a 4-year period, of equally weighted historical volatility and market-based implied volatility for the computation of stock-based compensation.

(2)	In 2005, Predecessor refined the assumption for expected option life to 4 years, from Predecessor’s previous estimate of 5.5 years. In determining the estimate, Predecessor considered several factors, including the expected lives used by a peer group of companies and the historical option exercise behavior of Predecessor’s employees.

SFAS No. 123 requires the use of highly subjective assumptions within option pricing models to determine the value of employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense based upon the accelerated vesting of the stock plans.

Item 19.	Exhibits

(a)(1) Financial Statements

See “Item 18. Financial Statements.”

(a)(2) Financial Statements Schedules

	Balance at Beginning of Period	Charged/ Credited to Net Loss	Charges Utilized/ Write-offs	Balance at End of Period
Accounts receivable allowances (in millions) (1)
Year ended October 31, 2006	$—	$116	$(93)	$23
Year ended October 31, 2007	23	120	(123)	20
Year ended November 2, 2008	20	124	(125)	19

Tax valuation allowance (in millions)
Year ended October 31, 2006	$—	$16	$—	$16
Year ended October 31, 2007	16	37	(2)	51
Year ended November 2, 2008	51	5	(25)	31

(1)	Accounts receivable allowances include allowance for doubtful accounts, sales returns and distributor credits.

(a)(3) Exhibits

INDEX TO EXHIBITS

NO.	DESCRIPTION
1.1	Memorandum and Articles of Association of Avago Technologies Finance Pte. Ltd.(1)

2.1	Indenture, dated December 1, 2005, among Avago Technologies Finance Pte. Ltd., Avago Technologies U.S. Inc., Avago Technologies Wireless (U.S.A.) Manufacturing Inc., Guarantors named therein and The Bank of New York, as Trustee, governing the 10 1/8% senior notes and senior floating rate notes.(8)

2.2	Indenture, dated December 1, 2005, among Avago Technologies Finance Pte. Ltd., Avago Technologies U.S. Inc., Avago Technologies Wireless (U.S.A.) Manufacturing Inc., Guarantors named therein and The Bank of New York, as Trustee, governing the 11 7/8% senior subordinated notes.(8)

2.3	Supplemental Indenture No. 1, dated April 11, 2006, among Avago Technologies Sensor IP Pte. Ltd., Avago Technologies Sensor (U.S.A.) Inc. and The Bank of New York, as Trustee, relating to the 10 1/8% senior notes and senior floating rate notes.(1)

2.4	Supplemental Indenture No. 1, dated April 11, 2006, among Avago Technologies Sensor IP Pte. Ltd., Avago Technologies Sensor (U.S.A.) Inc. and The Bank of New York, as Trustee, relating to the 11 7/8% senior subordinated notes.(1)

2.5	Supplemental Indenture No. 2, dated January 3, 2007, among Avago Technologies Finance Pte. Ltd., Avago Technologies U.S. Inc., Avago Technologies Wireless (U.S.A.) Manufacturing Inc., Guarantors signatory thereto and The Bank of New York, as Trustee, governing the 10 1/8% senior notes and senior floating rate notes.(3)

2.6	Supplemental Indenture No. 2, dated January 3, 2007, among Avago Technologies Finance Pte. Ltd., Avago Technologies U.S. Inc., Avago Technologies Wireless (U.S.A.) Manufacturing Inc., Guarantors signatory thereto and The Bank of New York, as Trustee, governing the 11 7/8% senior subordinated notes.(3)

2.7	Supplemental Indenture No. 3, dated June 15, 2007, between Einhundertsechsundneunzigste Verwaltungsgesellschaft Dammtor mbH (renamed Avago Technologies Fiber GmbH) and The Bank of New York, as Trustee, governing the 10 1/8% senior notes and senior floating rate notes.(8)

2.8	Supplemental Indenture No. 3, dated June 15, 2007, between Einhundertsechsundneunzigste Verwaltungsgesellschaft Dammtor mbH (renamed Avago Technologies Fiber GmbH) and The Bank of New York, as Trustee, governing the 11 7/8% senior subordinated notes.(8)

2.9	Supplemental Indenture No. 4, dated December 13, 2007, among Avago Technologies General Hungary Vagyonkezelö Kft, Avago Technologies Wireless Hungary Vagyonkezelö Kft and The Bank of New York, as Trustee, governing the 10 1/8% senior notes and senior floating rate notes.(8)

2.10	Supplemental Indenture No. 4, dated December 13, 2007, among Avago Technologies General Hungary Vagyonkezelö Kft, Avago Technologies Wireless Hungary Vagyonkezelö Kft and The Bank of New York, as Trustee, governing the 11 7/8% senior subordinated notes.(8)

2.11	Supplemental Indenture No. 5, dated February 28, 2008, between Avago Technologies Trading Ltd and The Bank of New York, as Trustee, governing the 10 1/8% senior notes and senior floating rate notes.(8)

2.12	Supplemental Indenture No. 5, dated February 28, 2008, between Avago Technologies Trading Ltd and The Bank of New York, as Trustee, governing the 11 7/8% senior subordinated notes.(8)

NO.	DESCRIPTION
4.1	Amended and Restated Shareholder’s Agreement, dated February 3, 2006, Avago Technologies Limited, Silver Lake Partners II Cayman, L.P., Silver Lake Technology Investors II Cayman, L.P., Integral Capital Partners VII, L.P., KKR Millennium Fund (Overseas), Limited Partnership, KKR European Fund, Limited Partnership, KKR European Fund II, Limited Partnership, KKR Partners (International), Limited Partnership, Capstone Equity Investors LLC, Avago Investment Partners, Limited Partnership, Bali Investments S.àr.l., Seletar Investments Pte. Ltd., Geyser Investment Pte Ltd and certain other Persons.(1)

4.2	Registration Rights Agreement, dated December 1, 2005, among Avago Technologies Limited, Silver Lake Partners II Cayman, L.P., Silver Lake Technology Investors II Cayman, L.P., Integral Capital Partners VII, L.P., KKR Millennium Fund (Overseas), Limited Partnership, KKR European Fund, Limited Partnership, KKR European Fund II, Limited Partnership, KKR Partners (International), Limited Partnership, Capstone Equity Investors LLC, Avago Investment Partners, Limited Partnership, Bali Investments S.àr.l., Seletar Investments Pte. Ltd., Geyser Investment Pte Ltd and certain other Persons.(1)

4.3	Amendment to Registration Rights Agreement, dated August 21, 2008.(7)

4.4	Share Option Agreement, dated February 3, 2006, between Avago Technologies Limited and Capstone Equity Investors LLC.(7)

4.5	Asset Purchase Agreement, dated August 14, 2005, between Agilent Technologies, Inc. and Argos Acquisition Pte. Ltd. (incorporated herein by reference to the Exhibits filed with Agilent Technologies, Inc. Current Report on Form 8-K dated August 12, 2005 and filed August 15, 2005 (Commission File No. 001-15405)).

4.6	Sublease Agreement, dated December 1, 2005, between Agilent Technologies Singapore Pte. Ltd. and Avago Technologies Manufacturing (Singapore) Pte. Ltd., relating to Avago’s facility at 1 Yishun Avenue 7, Singapore 768923.(8)

4.7	Lease No. I/33183P issued by Singapore Housing and Development Board to Compaq Asia Pte Ltd in respect of the land and structures comprised in Lot 1935X of Mukim 19, dated September 26, 2000, and includes the Variation of Lease I/49501Q registered January 15, 2002, relating to Avago’s facility at 1 Yishun Avenue 7, Singapore 768923.(2)

4.8	Lease No. I/31607P issued by Singapore Housing and Development Board to Compaq Asia Pte Ltd in respect of the land and structures comprised in Lot 1937C of Mukim 19, dated September 26, 2000, and includes the Variation of Lease I/49499Q registered January 15, 2002, relating to Avago’s facility at 1 Yishun Avenue 7, Singapore 768923.(2)

4.9	Lease No. I/33182P issued by Singapore Housing and Development Board to Compaq Asia Pte Ltd in respect of the land and structures comprised in Lot 2134N of Mukim 19, dated September 26, 2000, and includes the Variation of Lease I/49500Q registered January 15, 2002, relating to Avago’s facility at 1 Yishun Avenue 7, Singapore 768923.(2)

4.10	Lease No. I/33160P issued by Singapore Housing and Development Board to Compaq Asia Pte Ltd in respect of the land and structures comprised in Lot 1975P of Mukim 19, dated September 26, 2000, and includes the Variation of Lease I/49502Q registered January 15, 2002, relating to Avago’s facility at 1 Yishun Avenue 7, Singapore 768923.(2)

4.11	Tenancy Agreement, dated October 24, 2005, between Agilent Technologies (Malaysia) Sdn. Bhd. and Avago Technologies (Malaysia) Sdn. Bhd. (f/k/a Jumbo Portfolio Sdn. Bhd.), relating to Avago’s facility at Bayan Lepas Free Industrial Zone, 11900 Penang, Malaysia.(8)

4.12	Supplemental Agreement to Tenancy Agreement, dated December 1, 2005, between Agilent Technologies (Malaysia) Sdn. Bhd. and Avago Technologies (Malaysia) Sdn. Bhd. (f/k/a Jumbo Portfolio Sdn. Bhd.), relating to Avago’s facility at Bayan Lepas Free Industrial Zone, 11900 Penang, Malaysia.(8)

NO.	DESCRIPTION
4.13	Subdivision and Use Agreement, dated December 1, 2005, between Agilent Technologies (Malaysia) Sdn. Bhd. and Avago Technologies (Malaysia) Sdn. Bhd. (f/k/a Jumbo Portfolio Sdn. Bhd.), relating to Avago’s facility at Bayan Lepas Free Industrial Zone, 11900 Penang, Malaysia.(8)

4.14	Sale and Purchase Agreement, dated December 1, 2005, between Agilent Technologies (Malaysia) Sdn. Bhd. and Avago Technologies (Malaysia) Sdn. Bhd. (f/k/a Jumbo Portfolio Sdn. Bhd.), relating to Avago’s facility at Bayan Lepas Free Industrial Zone, 11900 Penang, Malaysia.(8)

4.15	Lease Agreement, dated December 1, 2005, between Agilent Technologies, Inc. and Avago Technologies U.S. Inc., relating to Avago’s facility at 350 West Trimble Road, San Jose, California 95131.(8)

4.16	First Amendment to Lease Agreement (Building 90) and Service Level Agreement, dated January 10, 2007, between Avago Technologies U.S. Inc. and Lumileds Lighting B.V. relating to Avago’s facilities at 350 West Trimble Road, San Jose, California 95131.(8)

4.17	Credit Agreement, dated December 1, 2005, among Avago Technologies Finance Pte. Ltd., Avago Technologies Finance S.àr.l., Avago Technologies (Malaysia) Sdn. Bhd. (f/k/a Jumbo Portfolio Sdn. Bhd.), Avago Technologies Wireless (U.S.A.) Manufacturing Inc. and Avago Technologies U.S. Inc., as borrowers, Avago Technologies Holding Pte. Ltd., each lender from time to time parties thereto, Citicorp International Limited (Hong Kong), as Asian Administrative Agent, Citicorp North America, Inc., as Tranche B-1 Term Loan Administrative Agent and as Collateral Agent, Citigroup Global Markets Inc., as Joint Lead Arranger and Joint Lead Bookrunner, Lehman Brothers Inc., as Joint Lead Arranger, Joint Lead Bookrunner and Syndication Agent, and Credit Suisse, as Documentation Agent (“Credit Agreement”).(8)

4.18	Amendment No. 1 to Credit Agreement, dated December 23, 2005.(8)

4.19	Amendment No. 2, Consent and Waiver under Credit Agreement, dated April 16, 2006.(8)

4.20	Amendment No. 3 to Credit Agreement, dated October 8, 2007.(8)

4.21	Avago Performance Bonus Plan.(7)

4.22	Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries (Amended and Restated Effective as of February 25, 2008).(5)

4.23	Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries (Amended and Restated Effective as of February 25, 2008).(5)

4.24	Form of Management Shareholders Agreement.(8)

4.25	Form of Nonqualified Share Option Agreement Under the Amended and Restated Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries for U.S. employees.(8)

4.26	Form of Nonqualified Share Option Agreement Under the Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries for employees in Singapore.(8)

4.27	Form of Nonqualified Share Option Agreement Under the Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries for U.S. employees granted rollover options.(8)

4.28	Form of Nonqualified Share Option Agreement Under the Amended and Restated Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries for U.S. non-employee directors.(8)

4.29	Form of Nonqualified Share Option Agreement Under the Amended and Restated Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries for non-employee directors in Singapore.(1)

NO.	DESCRIPTION
4.30	Offer Letter Agreement, dated March 28, 2006, between Avago Technologies Limited and Hock E. Tan.(1)

4.31	Severance Benefits Agreement, dated June 14, 2006, between Avago Technologies Limited and Mercedes Johnson.(1)

4.32	Separation Agreement, dated as of January 31, 2007, between Avago Technologies Limited and Dick Chang.(4)

4.33	Separation Agreement, dated August 16, 2007, between Avago Technologies Limited and James Stewart.(5)

4.34	Employment Agreement, dated October 30, 2007, between Avago Technologies U.S. Inc. and Fariba Danesh.(5)

4.35	Employment Agreement, dated October 30, 2007, between Avago Technologies U.S. Inc. and Bryan Ingram.(5)

4.36	Offer Letter Agreement, dated March 20, 2007, between Avago Technologies and Patricia McCall.(5)

4.37	Offer Letter Agreement, dated November 7, 2005, between Avago Technologies (Malaysia) Sdn. Bhd. and Tan Bian Ee, and Extension of Employment Letter Agreement, dated October 10, 2006, between Avago Technologies (Malaysia) Sdn. Bhd. and Tan Bian Ee.(5)

4.38	Offer Letter Agreement, dated July 4, 2008, between Avago Technologies and Douglas Bettinger.(6)

4.39	Separation Agreement, dated August 11, 2008, between Avago Technologies Limited and Mercedes Johnson.(7)

4.40	Form of indemnification agreement between Avago and each of its directors.(5)

4.41	Form of indemnification agreement between Avago and each of its officers.(5)

4.42	Advisory Agreement, dated December 1, 2005, among Avago Technologies Limited, Avago Technologies International Sales Pte. Limited, Kohlberg Kravis Roberts & Co., L.P. and Silver Lake Management Company, LLC.(1)

4.43	Purchase and Sale Agreement, dated October 28, 2005, among Avago Technologies Pte. Limited, Avago Technologies Storage Holding (Labuan) Corporation, other sellers, PMC-Sierra, Inc. and Palau Acquisition Corporation (“PMC Purchase and Sale Agreement”).(8)

4.43A*	Ft. Collins Supply Agreement, dated October 28, 2005, between Avago Technologies Wireless (U.S.A.) Manufacturing, Inc. and Palau Acquisition Corporation.

4.44	Amendment to PMC Purchase and Sale Agreement, dated March 1, 2006.(1)

4.45	Purchase and Sale Agreement, dated February 17, 2006, among Avago Technologies Limited, Avago Technologies Imaging Holding (Labuan) Corporation, other sellers, Marvell Technology Group Ltd. and Marvell International Technology Ltd. (“Marvell Purchase and Sale Agreement”).(8)

4.46	Amendment No. 1 to Marvell Purchase and Sale Agreement, dated April 11, 2006.(8)

4.47	Statement of Work, dated January 27, 2006, between KKR Capstone and Avago Technologies.(8)

4.48	Amendment No. 2 to the Asset Purchase Agreement, dated December 29, 2006, between Agilent Technologies, Inc. and Avago Technologies Limited.(8)

4.49*	Distribution Agreement, dated March 26, 2008, between Avago Technologies International Sales Pte. Limited and Arrow Electronics, Inc.

NO.	DESCRIPTION
4.50	Collective Agreement, dated November 2, 2007, between Avago Technologies Limited (and its Singapore subsidiaries) and United Workers of Electronics & Electrical Industries.(8)

7.1	Computation of Ratio of Earnings to Fixed Charges.

8.1	List of Subsidiaries.

12.1	Certifications of Chief Executive Officer Under Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certifications of Chief Financial Officer Under Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Executive Officer Under Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certifications of Chief Financial Officer Under Section 906 of the Sarbanes-Oxley Act of 2002.

Notes:

(1)	Previously filed as an exhibit to the Avago Technologies Finance Pte. Ltd. Registration Statement on Form F-4 (File No. 333-137664) filed on September 29, 2006 and incorporated herein by reference.

(2)	Previously filed as an exhibit to the Avago Technologies Finance Pte. Ltd. Registration Statement on Form F-4 (File No. 333-137664) filed on November 15, 2006 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Avago Technologies Finance Pte. Ltd. Registration Statement on Form F-4 (File No. 333-137664) filed on January 8, 2007 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Avago Technologies Finance Pte. Ltd. Current Report on Form 6-K (File No. 333-137664) filed on February 6, 2007 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Avago Technologies Finance Pte. Ltd. Amendment No. 1 to Annual Report on Form 20-F/A (File No. 333-137664) filed on February 27, 2008 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Avago Technologies Finance Pte. Ltd. Current Report on Form 6-K (File No. 333-137664) filed on July 16, 2008 and incorporated herein by reference.

(7)	Previously filed as an exhibit to the Avago Technologies Limited Registration Statement on Form S-1 (File No. 333-153127) filed on August 21, 2008 and incorporated herein by reference.

(8)	Previously filed as an exhibit to the Avago Technologies Limited Registration Statement on Form S-1 (File No. 333-153127) filed on October 1, 2008 and incorporated herein by reference.

*	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

By:	/s/ DOUGLAS R. BETTINGER
Name:	Douglas R. Bettinger
Title:	Senior Vice President and Chief Financial Officer

Each person whose signature appears below constitutes Hock E. Tan and Douglas R. Bettinger as his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and re-substitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments to this Form 20-F, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, each acting alone, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ HOCK E. TAN Hock E. Tan	President and Chief Executive Officer and Director (Principal Executive Officer)	December 17, 2008

/s/ DOUGLAS R. BETTINGER Douglas R. Bettinger	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	December 17, 2008

/s/ DICK CHANG Dick Chang	Chairman of the Board of Directors	December 17, 2008

/s/ ADAM H. CLAMMER Adam H. Clammer	Director	December 17, 2008

/s/ JAMES A. DAVIDSON James A. Davidson	Director	December 17, 2008

/s/ JAMES DILLER, SR. James Diller, Sr.	Director	December 17, 2008

/s/ JAMES H. GREENE JR. James H. Greene Jr.	Director	December 17, 2008

/s/ KENNETH Y. HAO Kenneth Y. Hao	Director	December 17, 2008

Signature	Title	Date

/s/ JOHN R. JOYCE John R. Joyce	Director	December 17, 2008

/s/ DAVID KERKO David Kerko	Director	December 17, 2008

/s/ JUSTINE LIEN Justine Lien	Director	December 17, 2008

/s/ DONALD MACLEOD Donald Macleod	Director	December 17, 2008

/s/ BOCK SENG TAN Bock Seng Tan	Director	December 17, 2008