Form 20-F/A
period 2008-11-02
Avago Technologies Finance Pte. Ltd.
filed 2009-06-16
CIK 1376403

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

Patricia H. McCall

Tel: (408) 435-4000

phmccall@avagotech.com

350 W. Trimble Road

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐             Accelerated filer ☐             Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

EXPLANATORY NOTE

Avago Technologies Finance Pte. Ltd. is filing this Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended November 2, 2008 for the sole purpose of filing the exhibits required to be filed pursuant to Item 19 of Form 20-F.

PART III

Item 19.	Exhibits

(a)(3) Exhibits

INDEX TO EXHIBITS

NO.	DESCRIPTION
1.1	Memorandum and Articles of Association of Avago Technologies Finance Pte. Ltd.(1)

2.1	Indenture, dated December 1, 2005, among Avago Technologies Finance Pte. Ltd., Avago Technologies U.S. Inc., Avago Technologies Wireless (U.S.A.) Manufacturing Inc., Guarantors named therein and The Bank of New York, as Trustee, governing the 10 1/8% senior notes and senior floating rate notes.(8)

2.2	Indenture, dated December 1, 2005, among Avago Technologies Finance Pte. Ltd., Avago Technologies U.S. Inc., Avago Technologies Wireless (U.S.A.) Manufacturing Inc., Guarantors named therein and The Bank of New York, as Trustee, governing the 11 7/8% senior subordinated notes.(8)

2.3	Supplemental Indenture No. 1, dated April 11, 2006, among Avago Technologies Sensor IP Pte. Ltd., Avago Technologies Sensor (U.S.A.) Inc. and The Bank of New York, as Trustee, relating to the 10 1/8% senior notes and senior floating rate notes.(1)

2.4	Supplemental Indenture No. 1, dated April 11, 2006, among Avago Technologies Sensor IP Pte. Ltd., Avago Technologies Sensor (U.S.A.) Inc. and The Bank of New York, as Trustee, relating to the 11 7/8% senior subordinated notes.(1)

2.5	Supplemental Indenture No. 2, dated January 3, 2007, among Avago Technologies Finance Pte. Ltd., Avago Technologies U.S. Inc., Avago Technologies Wireless (U.S.A.) Manufacturing Inc., Guarantors signatory thereto and The Bank of New York, as Trustee, governing the 10 1/8% senior notes and senior floating rate notes.(3)

2.6	Supplemental Indenture No. 2, dated January 3, 2007, among Avago Technologies Finance Pte. Ltd., Avago Technologies U.S. Inc., Avago Technologies Wireless (U.S.A.) Manufacturing Inc., Guarantors signatory thereto and The Bank of New York, as Trustee, governing the 11 7/8% senior subordinated notes.(3)

2.7	Supplemental Indenture No. 3, dated June 15, 2007, between Einhundertsechsundneunzigste Verwaltungsgesellschaft Dammtor mbH (renamed Avago Technologies Fiber GmbH) and The Bank of New York, as Trustee, governing the 10 1/ 8% senior notes and senior floating rate notes.(8)

2.8	Supplemental Indenture No. 3, dated June 15, 2007, between Einhundertsechsundneunzigste Verwaltungsgesellschaft Dammtor mbH (renamed Avago Technologies Fiber GmbH) and The Bank of New York, as Trustee, governing the 11 7/ 8% senior subordinated notes.(8)

2.9	Supplemental Indenture No. 4, dated December 13, 2007, among Avago Technologies General Hungary Vagyonkezelö Kft, Avago Technologies Wireless Hungary Vagyonkezelö Kft and The Bank of New York, as Trustee, governing the 10 1/8% senior notes and senior floating rate notes.(8)

2.10	Supplemental Indenture No. 4, dated December 13, 2007, among Avago Technologies General Hungary Vagyonkezelö Kft, Avago Technologies Wireless Hungary Vagyonkezelö Kft and The Bank of New York, as Trustee, governing the 11 7/8% senior subordinated notes.(8)

2.11	Supplemental Indenture No. 5, dated February 28, 2008, between Avago Technologies Trading Ltd and The Bank of New York, as Trustee, governing the 10 1/8% senior notes and senior floating rate notes.(8)

2.12	Supplemental Indenture No. 5, dated February 28, 2008, between Avago Technologies Trading Ltd and The Bank of New York, as Trustee, governing the 11 7/8% senior subordinated notes.(8)

NO.	DESCRIPTION
4.1	Amended and Restated Shareholder’s Agreement, dated February 3, 2006, Avago Technologies Limited, Silver Lake Partners II Cayman, L.P., Silver Lake Technology Investors II Cayman, L.P., Integral Capital Partners VII, L.P., KKR Millennium Fund (Overseas), Limited Partnership, KKR European Fund, Limited Partnership, KKR European Fund II, Limited Partnership, KKR Partners (International), Limited Partnership, Capstone Equity Investors LLC, Avago Investment Partners, Limited Partnership, Bali Investments S.àr.l., Seletar Investments Pte. Ltd., Geyser Investment Pte Ltd and certain other Persons.(1)

4.2	Registration Rights Agreement, dated December 1, 2005, among Avago Technologies Limited, Silver Lake Partners II Cayman, L.P., Silver Lake Technology Investors II Cayman, L.P., Integral Capital Partners VII, L.P., KKR Millennium Fund (Overseas), Limited Partnership, KKR European Fund, Limited Partnership, KKR European Fund II, Limited Partnership, KKR Partners (International), Limited Partnership, Capstone Equity Investors LLC, Avago Investment Partners, Limited Partnership, Bali Investments S.àr.l., Seletar Investments Pte. Ltd., Geyser Investment Pte Ltd and certain other Persons.(1)

4.3	Amendment to Registration Rights Agreement, dated August 21, 2008.(7)

4.4	Share Option Agreement, dated February 3, 2006, between Avago Technologies Limited and Capstone Equity Investors LLC.(7)

4.5	Asset Purchase Agreement, dated August 14, 2005, between Agilent Technologies, Inc. and Argos Acquisition Pte. Ltd. (incorporated herein by reference to the Exhibits filed with Agilent Technologies, Inc. Current Report on Form 8-K dated August 12, 2005 and filed August 15, 2005 (Commission File No. 001-15405)).

4.6	Sublease Agreement, dated December 1, 2005, between Agilent Technologies Singapore Pte. Ltd. and Avago Technologies Manufacturing (Singapore) Pte. Ltd., relating to Avago’s facility at 1 Yishun Avenue 7, Singapore 768923.(8)

4.7	Lease No. I/33183P issued by Singapore Housing and Development Board to Compaq Asia Pte Ltd in respect of the land and structures comprised in Lot 1935X of Mukim 19, dated September 26, 2000, and includes the Variation of Lease I/49501Q registered January 15, 2002, relating to Avago’s facility at 1 Yishun Avenue 7, Singapore 768923.(2)

4.8	Lease No. I/31607P issued by Singapore Housing and Development Board to Compaq Asia Pte Ltd in respect of the land and structures comprised in Lot 1937C of Mukim 19, dated September 26, 2000, and includes the Variation of Lease I/49499Q registered January 15, 2002, relating to Avago’s facility at 1 Yishun Avenue 7, Singapore 768923.(2)

4.9	Lease No. I/33182P issued by Singapore Housing and Development Board to Compaq Asia Pte Ltd in respect of the land and structures comprised in Lot 2134N of Mukim 19, dated September 26, 2000, and includes the Variation of Lease I/49500Q registered January 15, 2002, relating to Avago’s facility at 1 Yishun Avenue 7, Singapore 768923.(2)

4.10	Lease No. I/33160P issued by Singapore Housing and Development Board to Compaq Asia Pte Ltd in respect of the land and structures comprised in Lot 1975P of Mukim 19, dated September 26, 2000, and includes the Variation of Lease I/49502Q registered January 15, 2002, relating to Avago’s facility at 1 Yishun Avenue 7, Singapore 768923.(2)

4.11	Tenancy Agreement, dated October 24, 2005, between Agilent Technologies (Malaysia) Sdn. Bhd. and Avago Technologies (Malaysia) Sdn. Bhd. (f/k/a Jumbo Portfolio Sdn. Bhd.), relating to Avago’s facility at Bayan Lepas Free Industrial Zone, 11900 Penang, Malaysia.(8)

4.12	Supplemental Agreement to Tenancy Agreement, dated December 1, 2005, between Agilent Technologies (Malaysia) Sdn. Bhd. and Avago Technologies (Malaysia) Sdn. Bhd. (f/k/a Jumbo Portfolio Sdn. Bhd.), relating to Avago’s facility at Bayan Lepas Free Industrial Zone, 11900 Penang, Malaysia.(8)

NO.	DESCRIPTION
4.13	Subdivision and Use Agreement, dated December 1, 2005, between Agilent Technologies (Malaysia) Sdn. Bhd. and Avago Technologies (Malaysia) Sdn. Bhd. (f/k/a Jumbo Portfolio Sdn. Bhd.), relating to Avago’s facility at Bayan Lepas Free Industrial Zone, 11900 Penang, Malaysia.(8)

4.14	Sale and Purchase Agreement, dated December 1, 2005, between Agilent Technologies (Malaysia) Sdn. Bhd. and Avago Technologies (Malaysia) Sdn. Bhd. (f/k/a Jumbo Portfolio Sdn. Bhd.), relating to Avago’s facility at Bayan Lepas Free Industrial Zone, 11900 Penang, Malaysia.(8)

4.15	Lease Agreement, dated December 1, 2005, between Agilent Technologies, Inc. and Avago Technologies U.S. Inc., relating to Avago’s facility at 350 West Trimble Road, San Jose, California 95131.(8)

4.16	First Amendment to Lease Agreement (Building 90) and Service Level Agreement, dated January 10, 2007, between Avago Technologies U.S. Inc. and Lumileds Lighting B.V. relating to Avago’s facilities at 350 West Trimble Road, San Jose, California 95131.(8)

4.17	Credit Agreement, dated December 1, 2005, among Avago Technologies Finance Pte. Ltd., Avago Technologies Finance S.àr.l., Avago Technologies (Malaysia) Sdn. Bhd. (f/k/a Jumbo Portfolio Sdn. Bhd.), Avago Technologies Wireless (U.S.A.) Manufacturing Inc. and Avago Technologies U.S. Inc., as borrowers, Avago Technologies Holding Pte. Ltd., each lender from time to time parties thereto, Citicorp International Limited (Hong Kong), as Asian Administrative Agent, Citicorp North America, Inc., as Tranche B-1 Term Loan Administrative Agent and as Collateral Agent, Citigroup Global Markets Inc., as Joint Lead Arranger and Joint Lead Bookrunner, Lehman Brothers Inc., as Joint Lead Arranger, Joint Lead Bookrunner and Syndication Agent, and Credit Suisse, as Documentation Agent (“Credit Agreement”).(8)

4.18	Amendment No. 1 to Credit Agreement, dated December 23, 2005.(8)

4.19	Amendment No. 2, Consent and Waiver under Credit Agreement, dated April 16, 2006.(8)

4.20	Amendment No. 3 to Credit Agreement, dated October 8, 2007.(8)

4.21	Avago Performance Bonus Plan.(7)

4.22	Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries (Amended and Restated Effective as of February 25, 2008).(5)

4.23	Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries (Amended and Restated Effective as of February 25, 2008).(5)

4.24	Form of Management Shareholders Agreement.(8)

4.25	Form of Nonqualified Share Option Agreement Under the Amended and Restated Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries for U.S. employees.(8)

4.26	Form of Nonqualified Share Option Agreement Under the Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries for employees in Singapore.(8)

4.27	Form of Nonqualified Share Option Agreement Under the Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries for U.S. employees granted rollover options.(8)

4.28	Form of Nonqualified Share Option Agreement Under the Amended and Restated Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries for U.S. non-employee directors.(8)

4.29	Form of Nonqualified Share Option Agreement Under the Amended and Restated Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries for non-employee directors in Singapore.(1)

NO.	DESCRIPTION
4.30	Offer Letter Agreement, dated March 28, 2006, between Avago Technologies Limited and Hock E. Tan.(1)

4.31	Severance Benefits Agreement, dated June 14, 2006, between Avago Technologies Limited and Mercedes Johnson.(1)

4.32	Separation Agreement, dated as of January 31, 2007, between Avago Technologies Limited and Dick Chang.(4)

4.33	Separation Agreement, dated August 16, 2007, between Avago Technologies Limited and James Stewart.(5)

4.34	Employment Agreement, dated October 30, 2007, between Avago Technologies U.S. Inc. and Fariba Danesh.(5)

4.35	Employment Agreement, dated October 30, 2007, between Avago Technologies U.S. Inc. and Bryan Ingram.(5)

4.36	Offer Letter Agreement, dated March 20, 2007, between Avago Technologies and Patricia McCall.(5)

4.37	Offer Letter Agreement, dated November 7, 2005, between Avago Technologies (Malaysia) Sdn. Bhd. and Tan Bian Ee, and Extension of Employment Letter Agreement, dated October 10, 2006, between Avago Technologies (Malaysia) Sdn. Bhd. and Tan Bian Ee.(5)

4.38	Offer Letter Agreement, dated July 4, 2008, between Avago Technologies and Douglas Bettinger.(6)

4.39	Separation Agreement, dated August 11, 2008, between Avago Technologies Limited and Mercedes Johnson.(7)

4.40	Form of indemnification agreement between Avago and each of its directors.(5)

4.41	Form of indemnification agreement between Avago and each of its officers.(5)

4.42	Advisory Agreement, dated December 1, 2005, among Avago Technologies Limited, Avago Technologies International Sales Pte. Limited, Kohlberg Kravis Roberts & Co., L.P. and Silver Lake Management Company, LLC.(1)

4.43	Purchase and Sale Agreement, dated October 28, 2005, among Avago Technologies Pte. Limited, Avago Technologies Storage Holding (Labuan) Corporation, other sellers, PMC-Sierra, Inc. and Palau Acquisition Corporation (“PMC Purchase and Sale Agreement”).(8)

4.43A	Ft. Collins Supply Agreement, dated October 28, 2005, between Avago Technologies Wireless (U.S.A.) Manufacturing, Inc. and Palau Acquisition Corporation.

4.44	Amendment to PMC Purchase and Sale Agreement, dated March 1, 2006.(1)

4.45	Purchase and Sale Agreement, dated February 17, 2006, among Avago Technologies Limited, Avago Technologies Imaging Holding (Labuan) Corporation, other sellers, Marvell Technology Group Ltd. and Marvell International Technology Ltd. (“Marvell Purchase and Sale Agreement”).(8)

4.46	Amendment No. 1 to Marvell Purchase and Sale Agreement, dated April 11, 2006.(8)

4.47	Statement of Work, dated January 27, 2006, between KKR Capstone and Avago Technologies.(8)

4.48	Amendment No. 2 to the Asset Purchase Agreement, dated December 29, 2006, between Agilent Technologies, Inc. and Avago Technologies Limited.(8)

4.49*	Distribution Agreement, dated March 26, 2008, between Avago Technologies International Sales Pte. Limited and Arrow Electronics, Inc.(9)

NO.	DESCRIPTION
4.50	Collective Agreement, dated November 2, 2007, between Avago Technologies Limited (and its Singapore subsidiaries) and United Workers of Electronics & Electrical Industries.(8)

7.1	Computation of Ratio of Earnings to Fixed Charges.(9)

8.1	List of Subsidiaries.(9)

12.1	Certifications of Chief Executive Officer Under Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certifications of Chief Financial Officer Under Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Executive Officer Under Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certifications of Chief Financial Officer Under Section 906 of the Sarbanes-Oxley Act of 2002.

Notes:

(1)	Previously filed as an exhibit to the Avago Technologies Finance Pte. Ltd. Registration Statement on Form F-4 (File No. 333-137664) filed on September 29, 2006 and incorporated herein by reference.

(2)	Previously filed as an exhibit to the Avago Technologies Finance Pte. Ltd. Registration Statement on Form F-4 (File No. 333-137664) filed on November 15, 2006 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Avago Technologies Finance Pte. Ltd. Registration Statement on Form F-4 (File No. 333-137664) filed on January 8, 2007 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Avago Technologies Finance Pte. Ltd. Current Report on Form 6-K (File No. 333-137664) filed on February 6, 2007 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Avago Technologies Finance Pte. Ltd. Amendment No. 1 to Annual Report on Form 20-F/A (File No. 333-137664) filed on February 27, 2008 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Avago Technologies Finance Pte. Ltd. Current Report on Form 6-K (File No. 333-137664) filed on July 16, 2008 and incorporated herein by reference.

(7)	Previously filed as an exhibit to the Avago Technologies Limited Registration Statement on Form S-1 (File No. 333-153127) filed on August 21, 2008 and incorporated herein by reference.

(8)	Previously filed as an exhibit to the Avago Technologies Limited Registration Statement on Form S-1 (File No. 333-153127) filed on October 1, 2008 and incorporated herein by reference.

(9)	Previously filed as an exhibit to the Avago Technologies Finance Pte. Ltd. Annual Report on Form 20-F (File No. 333-137664) filed on December 17, 2008 and incorporated herein by reference.

*	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

By:	/s/ Douglas R. Bettinger
Name:	Douglas R. Bettinger
Title:	Senior Vice President and Chief Financial Officer

Date: June 16, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Hock E. Tan Hock E. Tan	President and Chief Executive Officer and Director (Principal Executive Officer)	June 16, 2009

/s/ Douglas R. Bettinger Douglas R. Bettinger	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	June 16, 2009

* Dick Chang	Chairman of the Board of Directors	June 16, 2009

* Adam H. Clammer	Director	June 16, 2009

* James A. Davidson	Director	June 16, 2009

* James Diller, Sr.	Director	June 16, 2009

* James H. Greene Jr.	Director	June 16, 2009

* Kenneth Y. Hao	Director	June 16, 2009

* John R. Joyce	Director	June 16, 2009

* David Kerko	Director	June 16, 2009

* Justine Lien	Director	June 16, 2009

* Donald Macleod	Director	June 16, 2009

* Bock Seng Tan	Director	June 16, 2009

*	/s/ Douglas R. Bettinger
Douglas R. Bettinger Attorney-in-fact